Exhibit 99.1

NI 43-101 Technical Report on Resources and Reserves Yauricocha Mine Yauyos Province, Peru Effective Date: October 31, 2019 Report Date: January 17, 2020
Prepared for Sierra Metals Inc.
Report Prepared by SRK Consulting (Canada) Inc. 2US043.004 January 2020

Signed by Qualified Persons:

Andre M. Deiss, BSc. (Hons), Pri.Nat.Sci, MSAIMM, SRK Principal Consultant (Resource Geology)

Carl Kottmeier, B.A.Sc., P. Eng, MBA, SRK Principal Consultant (Mining)

Daniel H. Sepulveda, BSc, SME-RM, SRK Associate Consultant (Metallurgy)

Dan Mackie, M.Sc., B.Sc., PGeo, SRK Principal Consultant (Hydrogeologist)

Jarek Jakubec, C. Eng. FIMMM, SRK Practice Leader/Principal Consultant (Mining, Geotechnical).

NI 43-101 Technical Report on Resources and Reserves Yauricocha Mine Yauyos Province, Peru
January 2020
Prepared for	Prepared by
Sierra Metals Inc. Av. Pedro de Osma No. 450, Barranco, Lima 04, Peru	SRK Consulting (Canada) Inc. 2200–1066 West Hastings Street Vancouver, BC V6E 3X2 Canada
Tel: +51 1 630 3100	Tel: +1 604 681 4196 Web: www.srk.com
Project No: 2US043.004 File Name: Yauricocha_Technical_Report_RR_2US043.004_20200131.docx
Copyright © SRK Consulting (Canada) Inc., 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page ii

Important Notice

This report was prepared as a National Instrument 43-101 Technical Report for Sierra Metals Inc. (“Sierra Metals”) by SRK Consulting (Canada) Inc. (“SRK”). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in SRK’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Sierra Metals subject to the terms and conditions of its contract with SRK and relevant securities legislation. The contract permits Sierra Metals to file this report as a Technical Report with Canadian securities regulatory authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk. The responsibility for this disclosure remains with Sierra Metals. The user of this document should ensure that this is the most recent Technical Report for the property as it is not valid if a new Technical Report has been issued.

Copyright

This report is protected by copyright vested in SRK Consulting (Canada) Inc. It may not be reproduced or transmitted in any form or by any means whatsoever to any person without the written permission of the copyright holder, other than in accordance with stock exchange and other regulatory authority requirements.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page iii

Table of Contents

1	Executive Summary			1

	1.1	Property Description and Ownership		1

	1.2	Geology and Mineralization		1

	1.3	Exploration Status		1

	1.4	Mineral Resource Estimate		2

	1.5	Mineral Reserve Estimate (effective October 31st, 2019)		5

	1.6	Mining Methods		7

		1.6.1	Mining	7

		1.6.2	Geotechnical	9

		1.6.3	Hydrogeology	10

	1.7	Recovery Methods		10

	1.8	Project Infrastructure		11

	1.9	Environmental Studies and Permitting		12

	1.10	Capital and Operating Costs		14

	1.11	Economic Analysis		16

	1.12	Conclusions and Recommendations		16

		1.12.1	Geology and Mineral Resources	16

		1.12.2	Mineral Processing and Metallurgical Testing	17

		1.12.3	Mineral Reserve Estimation and Mining Methods	17

		1.12.4	Geotechnical	18

		1.12.5	Recovery Methods	18

		1.12.6	Environmental Studies and Permitting	18

	1.13	Capital and Operating Costs		21

2	Introduction and Terms of Reference			22

	2.1	Terms of Reference and Purpose of the Report		22

	2.2	Qualifications of Consultants (SRK)		22

	2.3	Details of Inspection		24

	2.4	Sources of Information		24

	2.5	Qualifications of SRK and SRK Team		24

	2.6	Effective Date		24

	2.7	Units of Measure		24

3	Reliance on Other Experts			25

4	Property Description and Location			26

	4.1	Property Location		26

	4.2	Mineral Titles		26

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page iv

		4.2.1	Nature and Extent of Issuer’s Interest	29

	4.3	Royalties, Agreements and Encumbrances		30

		4.3.1	Debt	30

		4.3.2	Royalties and Special Taxes	30

	4.4	Environmental Considerations		31

	4.5	Other Significant Factors and Risks		32

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			33

	5.1	Topography, Elevation and Vegetation		33

	5.2	Accessibility and Transportation to the Property		33

	5.3	Climate and Length of Operating Season		33

	5.4	Sufficiency of Surface Rights		34

	5.5	Infrastructure Availability and Sources		34

		5.5.1	Power	34

		5.5.2	Water	34

		5.5.3	Mining Personnel	34

		5.5.4	Potential Tailings Storage Areas	34

		5.5.5	Potential Waste Disposal Areas	35

		5.5.6	Potential Processing Plant Sites	35

6	History			36

	6.1	Prior Ownership and Ownership Changes		36

	6.2	Exploration and Development Results of Previous Owners		36

	6.3	Historic Production		38

7	Geological Setting and Mineralization			39

	7.1	Regional Geology		39

	7.2	Local Geology		40

	7.3	Significant Mineralized Zones		45

8	Deposit Types			46

	8.1	Mineral Deposit		46

	8.2	Geological Model		47

9	Exploration			48

	9.1	Relevant Exploration Work		48

	9.2	Sampling Methods and Sample Quality		48

	9.3	Significant Results and Interpretation		49

10	Drilling			50

	10.1	Type and Extent		50

	10.2	Procedures		52

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page v

		10.2.1	Drilling	52

		10.2.2	Channel Sampling	53

	10.3	Interpretation and Relevant Results		53

11	Sample Preparation, Analysis and Security			54

	11.1	Security Measures		54

	11.2	Sample Preparation for Analysis		54

		11.2.1	Chumpe Laboratory	54

		11.2.2	ALS Minerals	56

	11.3	Sample Analysis		56

		11.3.1	Chumpe Laboratory	56

		11.3.2	ALS Minerals Laboratory	57

	11.4	Quality Assurance/Quality Control Procedures		57

		11.4.1	Standards	58

		11.4.2	Blanks	69

		11.4.3	Duplicates (Check Samples)	70

		11.4.4	Actions	73

		11.4.5	Results	74

	11.5	Opinion on Adequacy		74

12	Data Verification			76

	12.1	Procedures		76

	12.2	Limitations		76

	12.3	Opinion on Data Adequacy		76

13	Mineral Processing and Metallurgical Testing			77

	13.1	Testing and Procedures		77

	13.2	Recovery Estimate Assumptions		78

14	Mineral Resource Estimates			79

	14.1	Drillhole/Channel Database		80

	14.2	Geologic Model		80

		14.2.1	Mina Central	81

		14.2.2	Esperanza	82

		14.2.3	Mascota	84

		14.2.4	Cuye	85

		14.2.5	Cachi-Cachi	86

		14.2.6	Cuerpos Pequeños	87

		14.2.7	Geology Model as Resource Domains	89

	14.3	Assay Capping and Compositing		91

		14.3.1	Outliers	91

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page vi

		14.3.2	Compositing	94

	14.4	Density		96

	14.5	Variogram Analysis and Modeling		98

	14.6	Block Model		101

	14.7	Estimation Methodology		103

	14.8	Model Validation		105

		14.8.1	Visual Comparison	105

		14.8.2	Comparative Statistics	107

		14.8.3	Swath Plots	109

	14.9	Resource Classification		111

	14.10	Depletion		113

	14.11	Mineral Resource Statement		114

	14.12	Mineral Resource Sensitivity		123

	14.13	Relevant Factors		126

15	Mineral Reserve Estimates			127

	15.1	Estimation Methodology		127

		15.1.1	Treatment of Inferred Mineral Resources	128

	15.2	Modifying Factors		128

		15.2.1	Net Smelter Return	131

		15.2.2	Cut-off Value Estimation	133

	15.3	Reserve Estimate		133

	15.4	Other Relevant Factors		139

16	Mining Methods			140

	16.1	Mine Access and Materials Handling		141

	16.2	Current Mining Methods		143

	16.3	Mine Method Design		143

	16.4	Mine Method Parameters		146

	16.5	Parameters Relevant to Mine Designs and Plans		146

		16.5.1	Geotechnical Data	146

		16.5.2	Hydrogeology and Hydrology	159

	16.6	Stope Optimization		163

	16.7	Mine Production		163

	16.8	Mine Production Schedule		164

	16.9	Mine Development		166

	16.10	Mine Ventilation		168

17	Recovery Methods			172

	17.1	Operational Results		172

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page vii

		17.1.1	Polymetallic Circuit	172

		17.1.2	Oxide Circuit	175

	17.2	Processing Methods		177

	17.3	Plant Design and Equipment Characteristics		181

	17.4	Consumable Requirements		182

18	Project Infrastructure			183

	18.1	Access, Roads, and Local Communities		185

	18.2	Process Support Facilities		185

	18.3	Mine Infrastructure — Surface and Underground		186

		18.3.1	Underground Access and Haulage	188

		18.3.2	New Yauricocha Shaft	188

		18.3.3	Central Shaft and Central Incline Shaft	188

		18.3.4	Mascota Shaft	188

		18.3.5	Cachi-Cachi Shaft	189

		18.3.6	Subsidence in Central and Mascota Zones	189

		18.3.7	Tunnel Haulage	189

		18.3.8	Ventilation	189

	18.4	Additional Support Facilities		190

	18.5	Water Systems		190

		18.5.1	Water Supply	190

		18.5.2	Potable Water	190

		18.5.3	Service Water	190

		18.5.4	Water Treatment	191

	18.6	Energy Supply and Distribution		191

		18.6.1	Power Supply and Distribution	191

		18.6.2	Compressed Air	191

		18.6.3	Fuel	192

	18.7	Tailings Management Area		192

		18.7.1	Stage 5 Design	193

		18.7.2	Expansion of Tailings Dam (Stage 5, 6 and 7)	198

	18.8	Waste Rock Storage		199

	18.9	Other Waste Handling		200

	18.10	Logistics		200

	18.11	Off-Site Infrastructure and Logistics Requirements		200

	18.12	Communications and Security		200

19	Market Studies and Contracts			201

20	Environmental Studies, Permitting and Social or Community Impact			202

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page viii

	20.1	Required Permits and Status		202

		20.1.1	Required Permits	202

		20.1.2	State of Approved Permits	202

	20.2	Environmental Study Results		208

	20.3	Environmental Issues		211

	20.4	Operating and Post Closure Requirements and Plans		213

	20.5	Post-Performance or Reclamations Bonds		214

	20.6	Social and Community		215

		20.6.1	Agreements	216

		20.6.2	Assistance to Santo Domingo de Laraos Community	219

	20.7	Mine Closure		220

	20.8	Reclamation Measures During Operations and Project Closure		221

		20.8.1	Reclamation Measures during Operations and Project Closure	221

		20.8.2	Temporary Closure	221

		20.8.3	Progressive Closure	222

		20.8.4	Final Closure	225

	20.9	Closure Monitoring		228

	20.10	Post-Closure Monitoring		228

	20.11	Reclamation and Closure Cost Estimate		229

21	Capital and Operating Costs			231

	21.1	Capital Costs		231

	21.2	Operating Costs		234

22	Economic Analysis			236

23	Adjacent Properties			237

24	Other Relevant Data			237

25	Interpretation and Conclusions			237

	25.1	Geology and Exploration		237

	25.2	Mineral Resource Estimate		238

	25.3	Mineral Processing and Metallurgical Testing		238

	25.4	Mineral Reserve Estimate		238

	25.5	Mining Methods		239

		25.5.1	Mining	239

		25.5.2	Geotechnical	239

		25.5.3	Hydrology	240

	25.6	Recovery Methods		241

	25.7	Infrastructure		241

	25.8	Environmental Studies and Permitting		241

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page ix

	25.9	Capital and Operating Costs		241

	25.10	Economic Analysis		243

	25.11	Foreseeable Impacts of Risks		243

26	Recommendations			244

	26.1	Recommended Work Programs		244

		26.1.1	Geology and Mineral Resource Estimation	244

		26.1.2	Mineral Reserve Estimation and Mining Methods	245

		26.1.3	Geotechnical	246

		26.1.4	Infrastructure	246

		26.1.5	Recovery Methods	246

		26.1.6	Environmental Studies and Permitting	246

		26.1.7	Economic Analysis and Costs	247

	26.2	Recommended Work Program Costs		247

27	References			248

28	Glossary			252

	28.1	Mineral Resources		252

	28.2	Mineral Reserves		252

	28.3	Definition of Terms		253

	28.4	Abbreviations		255

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page x

List of Tables

Table 1-1: Consolidated Yauricocha Mine Mineral Resource Statement as of October 31, 2019	4
Table 1-2: Yauricocha Mine Consolidated Mineral Reserve Statement as of October 31, 2019	6
Table 1-3: Yauricocha Ore Processing and Concentrate Production for January to October 2019	11
Table 1-4: Closure Plan - Annual Calendar for Guarantee Payment	13
Table 1-5: Closure Plan - Results of the Updated Cost Analysis (US$)	14
Table 1-6: Capital Summary (US$000’s)	15
Table 1-7: Operating Cost Summary (US$000,000’s)	15
Table 1-8: Unit Operating Cost Summary (US$/t)	16
Table 1-9: Closure Plan - Results of the Updated Cost Analysis (US$)	20
Table 1-10: Closure Plan – Summary of Investment per Year (US$)	20
Table 1-11: Closure Plan - Annual Calendar for Guarantee Payment	21
Table 2-1: Site Visit Participants	24
Table 4-1: Royalty and Special Tax Scale	31
Table 6-1: Prior Exploration and Development Results	37
Table 6-2: Historic Yauricocha Production	38
Table 10-1: Yauricocha Exploration and Development Drilling	50
Table 11-1: Chumpe LLODS	57
Table 11-2: ALS Minerals LLODs	57
Table 11-3: CRM Expected Means and Tolerances	59
Table 11-4: 2017 – 2019 CRM Means and Tolerances	60
Table 11-5: 2018 CRM Performance Summary – ALS Minerals	64
Table 11-6: 2018 CRM Performance Summary – Chumpe Lab	68
Table 11-7: 2019 Chumpe Blank Failures	69
Table 11-8: Lower Limits of Detection for the Chumpe Laboratory	69
Table 13-1: Yauricocha Metallurgical Performance, January to October 2019	78
Table 14-1: Mean Grades per Mineralized Zone	90
Table 14-2: Summary of Main Resource Domains in Geologic Models	91
Table 14-3: Capping Limits for Dominant Volumes in Resource Areas	93
Table 14-4: Composite Statistics	96
Table 14-5: Datamine Normalized Modeled Semi-Variogram Examples	100

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page xi

Table 14-6: Block Model Parameters	102
Table 14-7: Estimation Parameters	104
Table 14-8: Unit Value Price Assumptions	115
Table 14-9: Metallurgical Recovery Assumptions	115
Table 14-10: Unit Value Cut-off by Mining Method and Area (US$/t)	116
Table 14-11: Consolidated Yauricocha Mine Mineral Resource Statement as of October 31, 2019	117
Table 14-12: Individual Mineral Resource Statement for Yauricocha Mine Areas as of October 31, 2019	118
Table 15-1: Mining Recovery and Dilution Factors	130
Table 15-2: Unit Value Metal Price Assumptions	131
Table 15-3: Metallurgical Recoveries (1)(2)	131
Table 15-4: Summary of Smelter Terms by Concentrate	132
Table 15-5: Summary of NSR Factors by Concentrate	133
Table 15-6: Economic and Marginal Cut-Off Value by Mining Method (US$/t)	133
Table 15-7: Yauricocha Mine Consolidated Mineral Reserve Statement as of October 31, 2019	135
Table 15-8: Individual Mineral Reserve Statement for Yauricocha Mine Areas as of October 31, 2019 SRK Consulting (Canada) Inc.	136
Table 16-1: Summary Statistics of RMRB(89) From the Tunnel Mapping	147
Table 16-2: Summary Statistics of Geological Strength Index (GSI) from the Tunnel Mapping	147
Table 16-3: Summary of Diamond Cored Drillholes Progressed Since 2015	149
Table 16-4: Summary of the 2015 Laboratory Test Program	149
Table 16-5: Summary of the Results of the 2015 Laboratory Test Program	150
Table 16-6: Summary of The Results of the 2019 Laboratory Test Program	150
Table 16-7: Summary of the 2017 and 2018 Density Tests	151
Table 16-8: Stope Optimization Software Inputs	163
Table 16-9: Reported Mine and Mill Production, 2012 to 2019	164
Table 16-10: Yauricocha LoM Production Plan - Polymetallic Sulfide Ore	165
Table 16-11: Yauricocha LoM Production Plan – Lead Oxide Ore	166
Table 16-12: Yauricocha’s LoM Development Schedule (meters)	167
Table 16-13: Yauricocha Mine Intake and Exhaust Airway Capacities	171
Table 17-1: Yauricocha Polymetallic Circuit, 2013 to 2019 Performance	173
Table 17-2: Yauricocha Oxide Circuit, 2013 to 2018 Performance	176

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page xii

Table 17-3: Yauricocha Plant, Major Process Equipment	181
Table 17-4: Polymetallic and Oxide Circuits – Consumables	182
Table 18-1: Makeup Water Source and Use	190
Table 18-2: Chumpe Diesel Storage Capacity (US Gallons and Litres)	192
Table 18-3: Yauricocha Location Diesel Storage Capacity (US Gallons and litres)	192
Table 18-4: Tailings Storage Facility (Stage 5 Expansion Phases)	197
Table 18-5: Yauricocha GI Stability Analysis for Stages 4, 5, 6, and 7	198
Table 18-6: Yauricocha Key Design Elements for Stages 5, 6, and 7	199
Table 18-7: Yauricocha Summary Design Results for Stages 5, 6, and 7	199
Table 20-1: Approved Operation and Closure Permits	203
Table 20-2: Closure Plan - Annual Calendar for Guarantee Payment	215
Table 20-3: Community engagement activities	215
Table 20-4: Annual Agreements per Communities 2013 - 2016 – Summary	217
Table 20-5: 2016´s Community Relations Annual Plan Investment	219
Table 20-6: Assistance to Santo Domingo de Laraos Community - Summary	220
Table 20-7: Closed Components	225
Table 20-8: Post Closure Social Program Monitoring	229
Table 20-9: Closure Plan - Results of the Updated Cost Analysis (US$)	230
Table 20-10: Closure Plan – Summary of Investment per Year (US$)	230
Table 21-1: Projection of Development Metres	232
Table 21-2: Development Cost	233
Table 21-3: Capital Summary (US$000’s)	234
Table 21-4: Operating Cost Summary (US$000,000s)	235
Table 21-5: Unit Operating Cost Summary (US$/t)	235
Table 21-6: Mining Cost Detail (US$/t)	235
Table 25-1: Capital Summary (US$000’s)	242
Table 25-2: Operating Cost Summary (US$000’s)	242
Table 25-3: Unit Operating Cost Summary (US$/t)	242
Table 26-1: Summary of Costs for Recommended Work	247
Table 28-1: Definitions of Terms	254
Table 28-2: Abbreviations	255

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page xiii

List of Figures

Figure 1-1: Modelled Mineralized areas Estimated at Yauricocha Mine	2
Figure 1-2: Yauricocha Long Section Showing Mining Areas and Ore Zones (Looking Northeast)	8
Figure 4-1: Yauricocha Location Map	26
Figure 4-2: Yauricocha Mineral Title Map	28
Figure 7-1: Local Geology Map	43
Figure 7-2: Geologic Map of Yauricocha Mine Area	44
Figure 10-1: Extent of Drilling and Sampling	51
Figure 11-1: Lead CRM Analyses – Chumpe Laboratory 2019	61
Figure 11-2: Zinc CRM Analyses – Chumpe Laboratory 2019	62
Figure 11-3: Silver CRM Analyses – Chumpe Laboratory 2019	63
Figure 11-4: Lead CRM Analyses – ALS Laboratory 2018	65
Figure 11-5: Zinc CRM Analyses – ALS Laboratory 2018	66
Figure 11-6: Silver CRM Analyses – ALS Laboratory 2018	67
Figure 11-7: Zinc Blank Analyses – Chumpe Laboratory 2019	70
Figure 11-8: 2019 Pulp Duplicate Ag Analyses	71
Figure 11-9: 2019 Pulp Duplicate Pb Analyses	72
Figure 11-10: 2019 Pulp Duplicate Zn Analyses	73
Figure 14-1: Modelled Mineralized areas Estimated at Yauricocha Mine	79
Figure 14-2: Mina Central Mineralized Model	82
Figure 14-3: Esperanza Mineralized Model	83
Figure 14-4: Cross-section of Esperanza Geological Model	84
Figure 14-5: Mascota Mineralized Model	85
Figure 14-6: Cuye Mineralized Model	86
Figure 14-7: Cachi-Cachi Mineralized Models	87
Figure 14-8: Cuerpos Pequeños Mineralized Models	88
Figure 14-9: Log Probability Plot for Capping Analysis – Esperanza Ag	92
Figure 14-10: Sample Length Histogram – Mina Central	94
Figure 14-11: Length vs. Ag and Cu Plot – Mina Central	95
Figure 14-12: Total Metal Content Versus Density Regressions	97
Figure 14-13: Example of modelling a log semi-variogram – Esperanza Zn (%)	99

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page xiv

Figure 14-14: Visual Block to Composite Comparison – Mina Central	105
Figure 14-15: Visual Block to Composite Comparison - Esperanza	106
Figure 14-16: Visual Block to Composite Comparison – Mascota	106
Figure 14-17: Esperanza Ordinary Kriging Result Comparison to Declustered Capped Composite Values	108
Figure 14-18: Esperanza Swath Plots	110
Figure 14-19: Example of Scripted and Re-Classed Classification for Esperanza	112
Figure 14-20: Example of Scripted and Re-Classed Classification for Mina Central	112
Figure 14-21: Example of Scripted and Re-Classed Classification for Mascota Oxide Cu Pb-Ag	113
Figure 14-22: Example of Mining Depletion in Block Models – Mina Central	114
Figure 14-23: Mina Central Value Tonnage Chart	123
Figure 14-24: Esperanza Value Tonnage Chart	124
Figure 14-25: Mascota Value Tonnage Chart	124
Figure 14-26: Cachi-Cachi Value Tonnage Chart	125
Figure 14-27: Cuerpos Pequeños Value Tonnage Chart	125
Figure 16-1: Yauricocha Mine Showing Mining Areas (Plan View)	140
Figure 16-2: Yauricocha Long Section Showing Mining Areas and Ore Zones (Looking Northeast)	142
Figure 16-3: Typical Sub-level Cave Layout, 870 Level - Piso 12 in Antacaca Sur (Plan View)	144
Figure 16-4: Isometric View of Drawpoints in Mina Central (Looking West)	145
Figure 16-5: Schematic Showing Cut and Fill Mining in Elissa Orebody (Long Section)	145
Figure 16-6: Conceptual Geotechnical Rock Mass Model	152
Figure 16-7: Conceptual Structural Domain Model (isometric view)	152
Figure 16-8: Table of Rock Mass Rating Categories used on the Level Plans	154
Figure 16-9: Example Ground Control Management Level Plan	155
Figure 16-10: Example Ground Support Design Profile	156
Figure 16-11: Yauricocha Production Plan by Mining Method – Polymetallic Sulfide Ore	165
Figure 16-12: Yauricocha Production Plan by Mining Method – Polymetallic Sulfide Ore	166
Figure 16-13: Zone III Ventilation Isometric View	169
Figure 16-14: Zone II and Zone V Ventilation Isometric View	170
Figure 17-1: Yauricocha Polymetallic Circuit, Concentrate Output	174
Figure 17-2: Yauricocha Oxide Circuit, Concentrate Output	177
Figure 17-3: Yauricocha Block Flow Diagram	178

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page xv

Figure 17-4: Flowsheet Polymetallic Plant	179
Figure 17-5: Flowsheet Oxide Plant	180
Figure 18-1: Project Infrastructure Location	184
Figure 18-2: Routes from Lima to the Project	185
Figure 18-3: Mining Area Infrastructure	187
Figure 18-4: Footprint of Stage 5 Tailings Storage Facility	194
Figure 18-5: Section View of Stage 5 Tailings Storage Facility	196

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 1

1	Executive Summary

This report was prepared as a Canadian National Instrument 43-101 (NI 43-101) Technical Report on Resources and Reserves (Technical Report) for Sierra Metals Inc. (Sierra Metals), previously known as Dia Bras Exploration, Inc., on the Yauricocha Mine (Yauricocha or Project), which is located in the eastern part of the Department of Lima, Peru. The purpose of this report is to present the Mineral Resource and Reserve estimates, operating and capital costs, description of the mining methods used, the processing plant, and the related surface and underground infrastructure.

The Consultants preparing this technical report are specialists in the fields of geology, exploration, Mineral Resource and Mineral Reserve estimation and classification, underground mining, geotechnical, environmental, permitting, metallurgical testing, mineral processing, processing design, capital and operating cost estimation, and mineral economics.

1.1	Property Description and Ownership

The Yauricocha Mine is in the Alis district, Yauyos province, department of Lima approximately 12 km west of the Continental Divide and 60 km south of the Pachacayo railway station. The active mining area within the mineral concessions is located at coordinates 421,500 m east by 8,638,300 m north on UTM Zone 18L on the South American 1969 Datum, or latitude and longitude of 12.3105⁰ S and 75.7219⁰ W. It is geographically in the high zone of the eastern Andean Cordillera, and within one of the major sources of the River Cañete which discharges into the Pacific Ocean. The mine is at an average altitude of 4,600 masl (Gustavson, 2015).

The current operation is an underground polymetallic sulfide and oxide operation, providing material for the nearby Chumpe process facility. The mine has been operating continuously under Sociedad Minera Corona S.A. (SMCSA or Minera Corona) ownership since 2002 and has operated historically since 1948. Sierra Metals, Inc. purchased 82% of SMCSA in 2011.

1.2	Geology and Mineralization

The Yauricocha Mine features several mineralized bodies, which have been emplaced along structural trends, with the mineralization itself related to replacement of limestones by hydrothermal fluids related to nearby intrusions. The mineralization varies widely in morphology, from large, relatively wide, tabular style (manto) deposits to narrow, sub-vertical chimneys. The mineralization features economic grades of silver (Ag), copper (Cu), lead (Pb) and zinc (Zn), with local gold (Au) to a lesser degree. The majority of the deposits are related to the regional high-angle NW-trending Yauricocha fault or the NE trending and less well-defined Cachi-Cachi structural trend. The mineralization generally presents as polymetallic sulfides but is locally oxidized to significant depths or is associated with Cu-rich bodies.

1.3	Exploration Status

The Yauricocha Mine is concurrently undertaking exploration, development and operations. Exploration is ongoing within the mine claim and is supported predominantly by drilling and

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 2

exploration drifting. The mine is also currently producing multiple types of metal concentrates from several underground mine areas.

1.4	Mineral Resource Estimate

The understanding of the geology and mineralization, as reported in the Resource Statement for Yauricocha is based on a combination of geologic mapping, drilling and development sampling that guides the ongoing mine design. SRK has reviewed the methods and procedures for these data collection methods and notes that they are generally reasonable and consistent with industry best practice. The validation and verification of data and information supporting the Mineral Resource estimation has historically been deficient, but strong efforts are being made to modernize and validate the historic information using current, aggressive Quality Assurance / Quality Control (QA/QC) methods and more modern practices for drilling and sampling. SRK notes that most of the remaining resources in areas such as Mina Central and Cachi-Cachi (Figure 1-1) are supported by modern data validation and QA/QC, and that new areas like Esperanza feature extensive QA/QC and third-party analysis.

Figure 1-1: Modelled Mineralized areas Estimated at Yauricocha Mine

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 3

SRK notes that the geological modeling procedures currently implemented by the Yauricocha geologists are significantly different than that used in previous years and are now based on implicit modeling through Seequent Leapfrog® Geo 3D geology modeling software. This is consistent with industry best practice, and SRK notes that there have been advances in the detail and extent of geological modeling for most of the orebodies.

The procedures and methods supporting the Mineral Resource estimation have been developed in conjunction with Minera Corona geological personnel. The resource estimations presented herein have been conducted by SRK as independent consultants using supporting data generated by the site. In general, the geologic models are defined by the site geologists using manual and implicit 3D modeling techniques and are based on information from drilling and development. These models are used to constrain block models, which are flagged with bulk density, mine area, depletion, etc. Grade is estimated into these block models using both drilling and channel samples, applying industry-standard estimation methodology. Mineral Resources were estimated in Datamine Studio RMTM software and are categorized in a manner consistent with industry best practice. Mineral Resources are reported above reasonable unit value cut-off’s applicable per mineralization type and the expected mining method.

SRK is of the opinion that the resource estimations are suitable for public reporting and are a fair representation of the in-situ contained metal for the Yauricocha deposit.

The October 31, 2019 consolidated audited Mineral Resource statement for the Yauricocha Mine is presented in Table 1.1. The detailed and individual tables for the Yauricocha areas are presented in Section 14 of this report.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 4

Table 1-1: Consolidated Yauricocha Mine Mineral Resource Statement as of October 31, 2019

SRK Consulting (Canada), Inc. (1) (2) (3) (4) (5) (6) (7) (8) (9)

Classification	Volume	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
	(m3) '000	(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)	(kt)	(M t)
Measured	1,075	3,662	3.41	66.25	0.69	1.33	1.20	3.47	0.20	24.58	151	7.8	81.0	107.0	97.2	280.5	7.3	0.9
Indicated	2,603	8,989	3.45	45.67	0.56	1.27	0.72	2.81	0.14	25.59	125	13.2	160.5	251.8	142.3	557.5	13.0	2.3
Measured+ Indicated	3,678	12,651	3.44	51.63	0.59	1.29	0.86	3.00	0.16	25.29	132	21.0	241.5	358.8	239.5	838.0	20.3	3.2
Inferred	1,870	6,501	3.48	39.23	0.51	1.50	0.62	1.66	0.09	26.15	113	8.2	106.6	214.9	88.9	237.6	5.7	1.7

Notes

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Silver, gold, silver, copper, lead, zinc, arsenic (deleterious) and iron assays were capped / cut where appropriate.

(3) The consolidated Yauricocha Resource Estimate is comprised of Measured, Indicated and inferred material in the Mina Central, Cuerpos Pequeños, Cuye, Mascota, Esperanza and Cachi-Cachi mining areas.

(4) Polymetallic Mineral Resources are reported at Cut-Off values (COV)’s based on 2018 actual metallurgical recoveries and 2019 smelter contracts.

(5) Metal price assumptions used for polymetallic feed considered 2019 consensus pricing (Gold (US$1,303/oz), Silver (US$15.95/oz), Copper (US$2.94/lb), Lead (US$0.95/lb), and Zinc (US$1.24/lb).

(6) Lead Oxide Mineral Resources are reported at COV’s based on 2016 actual metallurgical recoveries and 2016/2017 smelter contracts.

(7) Metal price assumptions used for lead oxide feed considered Long Term consensus pricing (Gold (US$1,314/oz), Silver (US$17.55/oz), Copper (US$3.11/lb), Lead (US$0.95/lb), and Zinc (US$1.08/lb).

(8) The mining costs are based on 2018 actual costs and are variable by mining method.

(9) The unit value COV’s are variable by mining area and proposed mining method. The marginal COV ranges from US$46 to US$55.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 5

1.5	Mineral Reserve Estimate (effective October 31st, 2019)

The Mineral Reserve Statement presented herein has been prepared for public disclosure.

The Mineral Reserves are estimated in conformity with CIM Mineral Resource and Mineral Reserves Estimation Best Practices Guidelines (November 2003) and are classified according to CIM Standard Definition for Mineral Resources and Mineral Reserves (May 2014) guidelines. The Mineral Reserve Statement is reported in accordance with NI 43-101.

The reference point at which the Mineral Reserve is identified is where the ore is delivered to the processing plant referred to as mill feed.

SRK notes that the reserve estimation procedures currently implemented by the Yauricocha mine planning personnel is evolving when compared to those used in previous years. These procedures are consistent with industry best practice though not fully compliant with latest industry best practice guidelines published by CIM on November 29th, 2019. The reserve estimation is now based on stope designs using the geology block models and stope optimization software, Mineable Shape Optimizer (MSO). The development design and schedule are based on the mine design tools in the Datamine Studio 5DP™ and scheduling software Datamine EPS™.

The Yauricocha Mineral Reserve Estimate is comprised of the Proven and Probable material in the Mina Central, Esperanza, Cachi-Cachi, Mascota, Cuye, and Cuerpos Pequeños mining areas.

The October 31, 2019 consolidated Mineral Reserve Statement for the Yauricocha Mine is presented in Table 1.2. The detailed and individual tables for the Yauricocha mining areas are presented in Section 15 of this report.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 6

Table 1-2: Yauricocha Mine Consolidated Mineral Reserve Statement as of October 31, 2019

SRK Consulting (Canada), Inc. (1) (2) (3) (4) (5) (6)(7)

Mineral Type	Classification	Mineral Reserves						Contained Metal
		Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
		(kt)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Consolidated Feed	Proven	2,665	52.57	0.58	1.26	0.95	3.23	4.5	49.6	73.8	55.9	189.8
	Probable	5,775	43.69	0.47	1.07	0.70	3.00	8.1	86.4	136.0	88.6	382.2
Total Proven and Probable		8,439	46.49	0.50	1.13	0.78	3.07	12.6	136.0	209.8	144.5	572.0

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101

(2) All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.

(3) The consolidated Yauricocha Reserve Estimate is comprised of Proven and Probable material in the Mina Central, Esperanza, Cachi-Cachi, Mascota, Cuye, and Cuerpos Pequeños mining areas.

(4) Mineral reserves are reported at unit value cut-offs values (COV) based on metal price assumptions*, variable metallurgical recovery assumptions**, and variable modifying factors***.

* Metal price assumptions considered are based on 2019 consensus pricing: Gold (US$/oz 1,354.00), Silver (US$/oz 17.82), Copper (US$/lb 3.08), Lead (US$/lb 0.93), and Zinc (US$/lb 1.08).

** Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation. Recovery is a function of grade and relative metal distribution in individual concentrates. The assumptions are built into the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.

*** Modifying factors such as dilution and mining recovery are based on historical mine to mill reconciliation and are variable by mining method and area.

(5) The mining costs are variable by mining method.

(6) Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.

(7) The unit value COV’s are variable by mining area and proposed mining method. The economic COV ranges from an NSR of US$71 to US$80.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 7

1.6	Mining Methods

1.6.1	Mining

The primary mining method at Yauricocha is sub-level caving which accounts for 84% of production supplemented by a minor amount of overhand mechanized cut and fill. The mine production areas are grouped into six mining areas: Mina Central, Esperanza, Mascota, Cuye, Cachi-Cachi, and Cuerpos Pequeños.

Polymetallic sulfide ore accounts for more than 99% of the material mined at Yauricocha. Material classified as lead oxide can also be encountered, but it is a minor component of the overall tonnages in the reserves estimate.

The mine is accessed by two shafts, Central Shaft and Mascota Shaft, and the Klepetko and Yauricocha tunnels. Ore and waste are transported via the Klepetko Tunnel at the 720 level (elevation 4,165 masl) which runs east-northeast from the mine towards the mill and concentrator, and the 4.7 km Yauricocha Tunnel, commissioned in 2018, that also accesses the mine at the 720 level. The Yauricocha Tunnel was added to increase haulage capacity and serves as a ventilation conduit. Refer to Figure 1.1.

The Yauricocha Shaft, currently under construction, will provide access down to 1370 level and is expected to be in operational in 2022.

Mine production at Yauricocha is currently an average of 3,300 t/d with planned annual production of 1.2 million tonnes per year (Mt/y) for 6 years.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 8

CORTE LONGITUDINAL DE LA MINA YAURICOCHA - INDICANDO LA SECUENCIA DEL PLAN DE MINADO DURANTE EL PERIODO AGOSTO 2017 AL 2026
MINA CACHI CACHI
Nivel 720
Nivel 920
Nivel 1070
CUERPO ESPERANZA
CUERPO MASCOTA
CUERPO CUYE
CUERPO CATAS
CUERPO ANTACACA
ROSAURA
ANTACACA SUR
LEYENDA EXPLOTACIÓN POR AÑOS
PIQUES Y EXTRACCIÓN
SOCIEDAD MINERA CORONA S.A.

Source: Sierra Metals, 2019

Figure 1-2: Yauricocha Long Section Showing Mining Areas and Ore Zones (Looking Northeast)

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 9

1.6.2	Geotechnical

Geotechnical investigations have been conducted at the Yauricocha Mine to prepare a geotechnical model of ground conditions. The investigations involved preparing a major fault model, rock mass model, rock mass strength model, rock mass characterization, granular material (ore) classifications; underground traverse mapping, core logging, laboratory tests, shafts inspections, subsidence studies, preparation of a geotechnical database, and the implementation of a data collection process. In 2017, SRK confirmed that these activities complied with international standards and industry best practices.

Sierra Metals informed SRK that there have not been material changes to the geotechnical characterization and understanding since the last technical report. Three dimensional geotechnical models were developed in conjunction with SRK in 2015. SRK understands that these have not been maintained and there are no current three-dimensional geotechnical models for the mining areas. Using a central database and developing/maintaining integrated litho-structural and rock mass models is industry standard and best practice. Sierra Metals geotechnical department instead produces and uses two-dimensional plans which SRK notes are of good quality, illustrative and functional.

Mudflows are encountered at Yauricocha. At present, lower mined levels where mudflows are occurring are at the 820 level (elevation of 4,040 masl to 4,057 masl in the Antacaca and Catas ore bodies) and the 870 level (elevation of 4,010 masl to 4,093 masl in the Rosaura and Antacaca Sur ore bodies). All of the recorded mudflows have been located within ore bodies near the contact with the Jumasha limestone and the adjacent granodiorite and Celendín formation. The current understanding of mudflow conditions is sufficient to support the drawpoint design adjustments implemented by Yauricocha, mucking operations, and dewatering programs.

The ground control management level plans reviewed present a rock mass quality regime that is consistent with the conceptual geotechnical rock mass model, as well as the description of the domains and sub-domains from the 2015 technical report. The level plans and accompanying development profile and installation procedures are well developed and appropriate for operational application. The ground support designs were not reviewed in detail as part of this study, but an observation was made that the ground support type for good ground did not include any surface support. Unless there is a thorough and regimented check-scaling procedure ensured, industry standard is to have surface of mesh and/or shotcrete even in good ground.

SRK is of the opinion that the current understanding of subsidence and its effects is reasonable. The current understanding of in-situ and induced stress for the current mining areas is satisfactory, but for the deeper planned mining areas, site specific stress measurements and stress modelling are needed. The current understanding of the conditions leading to mudflow and the mitigation measures and practices put in place are reasonable; however, the potential occurrence of a mud rush event is an ever-present risk to be managed, particularly when entering new/deeper mining areas. Dewatering practices need to be maintained, existing drawpoints monitored, and new areas investigated prior to being developed.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 10

1.6.3	Hydrogeology

Hydrogeological and hydrological information is available from multiple sources, including mine records and a large number of investigations or data compilations by external consultants. Mine operations have compiled significant information on flow rates and field water quality parameters (e.g., color, pH, conductivity, temperature) across much of the mine and developed maps summarizing locations and data. Numerous hydrogeological and hydrological studies have also been completed by external consultants (Geologic, 2014, 2015; Hydro-Geo Consultores, 2010, 2012, 2016; Geoservice Ingenieria 2008, 2014, 2016; Helium, 2018). Data has been collected from underground observations, pump tests, tracer tests, and surface water features.

Cumulative inflow into the mine was on the order of 100 L/s in 2017 (Helium, 2018). Inflow measurements have been collected at many locations (drainage drill holes and discrete inflows) and at different times, but data is somewhat inconsistent. Water enters the mine in widely distributed areas and drainage drill holes located on various levels.

Current observations and analyses suggest that inflow to both the subsidence (caving) zone and the mine will increase as the mine expands. Mitigation and management efforts should continue to understand the distribution of water and value in efforts to control or reduce inflow. One risk is mud rush, as described in Section 16.5.1.

Historically, the mine has been able to manage water sufficiently to allow mining to proceed. There is no reason to believe that this will change, but as the mine expands, water inflows should be expected to increase, and risks exist that could influence factors such as production rate (delays due to inflows) or safety (mud rush risk). Further work is required to improve understanding of the hydrogeological system and the magnitude of potential risk for new mining areas. Inflow reduction or management mitigation efforts should continue to be assessed, tested and implemented to reduce these risks.

1.7	Recovery Methods

Yauricocha’s conventional processing plant consists of two parallel processing lines, one for polymetallic sulfide ore and one for oxide ore. Each circuit’s unit processes include a crushing stage, grinding, multi-stage differential flotation, thickening and filtration.

Yauricocha polymetallic circuit has a nominal capacity of 3,000 t/d. The polymetallic plant is showing a consistent upward trend in throughput capacity. During the January to October 2019 period, the polymetallic circuit operated on average at 2,926 t/d of fresh feed. Silver is preferentially deported to the lead sulfide concentrate in an increasing proportion, starting in 2013 at 34.7%, and averaging 43.1% in the January to October 2019 period.

In the January to October 2019 period, the copper concentrate recovered 26.4% of the silver metals that translated in payable grade of 613.4 g/t Ag. Zinc concentrate recovered 8.9% of the silver metal. Zinc Concentrate accounts for the largest output of the concentrate streams. Zinc concentrate production ranged from 45,000 t/y to 56,000 t/y, or approximately 60% of the total tonnage produce from the polymetallic circuit.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 11

In the first ten months of 2019 there was no treatment of oxide ore.

Approximately 11.52% of the mill feed tonnage leaves the site as concentrate (Table 1.3 Yauricocha Ore Processing and Concentrate Production for January to October 2019).

All concentrates are trucked off site.

Table 1-3: Yauricocha Ore Processing and Concentrate Production for January to October 2019

Processing Circuit	Stream	Tonnes	Throughput t/d
			(@ 365days/year)
Polymetallic	Fresh Ore	889,472	2,926
	Cu Concentrate	24,838	82
	Pb Concentrate	21,698	71
	Zn Concentrate	55,966	184
Oxide	Fresh Ore
	Pb Concentrate
	Pb Oxide Concentrate
	Fresh Ore
	Cu Oxide Concentrate
	Fresh Ore
	Cu Concentrate

Source: Sierra Metals, 2019

1.8	Project Infrastructure

The site is a mature producing mine and mill, with all required infrastructure in place and functioning. The Project has highway access with two routes to support Project needs with the regional capital Huancayo (population 340,000) within 100 km. Personnel travel by bus to the site and live in one of the four camps (capacity approximately 2,000 people). There are currently approximately 1,700 personnel on-site (approximately 500 employees and 1,200 contractors).

The on-site facilities include the processing plant, mine surface facilities, underground mine facilities, tailings storage facility (TSF), and support facilities. The processing facility includes crushing, grinding, flotation; dewatering and concentrate separation, concentrate storage, and thickening and tailings discharge lines to the TSF.

The underground mine and surface facilities include headframes, hoist houses, shafts and winzes, ventilation structures, mine access tunnels, waste storage facilities, high explosives and detonator magazines, underground shops, and diesel and lubrications storage.

The support facilities include four camps where personnel live while on-site, a laboratory, change houses and showers, cafeterias, school, medical facility, engineering and administrative buildings, and miscellaneous equipment and electrical shops to support the operations.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 12

The site has existing water systems to manage water needs on-site. Water is sourced from the Ococha Lagoon, the Cachi-Cachi underground mine, and recycle/overflow water from the TSF, depending on end use. Water treatment systems treat the raw water for use as potable water or for service water in the plant. Additional systems treat the wastewater for further consumption or discharge.

Energy for the site is available through electric power, compressed air, and diesel. The electric power is supplied by contract over an existing 69 kV line to the site substation. The power is distributed for use in the underground or at the processing facility. The current power load is 10.5 MVA with approximately 70% of this being used at the mine and the remainder at the mill and other facilities. The power system is planned to be expanded to approximately 14 MVA in 2020/2021. A compressed air system is used underground with an additional 149 KW compressor system being added, and diesel fuel is used in the mobile equipment and in the 895 kW backup electrical generator.

The site has permitted systems for the handling of waste including a TSF, waste rock storage facility, and systems to handle other miscellaneous wastes. The TSF has a capacity for 12 months at the current production levels. The TSF is being expanded with another lift in 2019/2020 to provide three more years of capacity. The three additional lift stages in total will provide the Project with approximately nine years of additional capacity. An on-site industrial landfill is used to dispose of the Project’s solid and domestic waste. The Project collects waste oil, scrap metal, plastic, and paper which are recycled at off-site licensed facilities.

The site has an existing communications system that includes a fiber optic backbone with internet, telephone, and paging systems. The security on-site is managed through checkpoints at the main access road, processing plant, and at the camp entrances.

Logistics to the site are primarily by truck with the five primary concentrate products being shipped by 30 t to 40 t trucks to other customer locations in Peru. Materials and supplies needed for Project operation are procured in Lima and delivered by truck.

1.9	Environmental Studies and Permitting

SMCSA has all relevant permits required for the current mining and metallurgical operations to support a mining rate of 3,300 t/d. These permits include operating licenses, mining and process concessions, capacity extension permits, exploration permits and their extensions, water use license, discharge permits, sanitary treatment plants permit, and environmental management instruments among others.

SMCSA also has a Community Relations Plan including annual assessment, records, minutes, contracts and agreements.

Among the relevant permits, the following are highlighted:

•	Land ownership titles;

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 13

•	Public registrations (SUNARP) of:

–	Process concession,

–	Mining concession,

–	Constitution of “Acumulación Yauricocha”, and

–	Land ownership and Records owned property (land surface) and lease; and

•	2016 water use right proof of payment.

On January 17, 2019, the bank (Santander) guarantee for the compliance of the Mine Closure Plan regarding Yauricocha Mine Unit Closure Plan Update (approved by Directorate Resolution N° 002-2016-MINEM-DGAAM) was renewed for US$13,693,757.

The Second Amendment of the Closure Plan (approved by Directorate Resolution N°063-2017-MEM-DGAAM, 02/28/2017) designates that the mining operator shall record the guarantee by varying annuities the first days of each year, so that the total amount required for final and post closure is recorded by January 2022 as shown in Table 1.4.

Table 1-4: Closure Plan - Annual Calendar for Guarantee Payment

Year	Annual	Accumulated	Situation
2017		14,458,801	Constituted
2018	-411,510	14,047,291	to constitute
2019	-353,534	13,693,757	to constitute
2020	-274,787	13,418,970	to constitute
2021	-154,459	13,264,511	to constitute
2022	90,700	13,355,211	to constitute

Source: Report Nº 112-2017-MEM-DGAAM/DNAM/DGAM/PC

Note: The amount includes tax (VAT, 18%)

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 14

Closure Plan costs are presented in Table 1.5.

Table 1-5: Closure Plan - Results of the Updated Cost Analysis (US$)

Description	Progressive Closure	Final Closure	Post Closure	Total
Direct costs	3,850,845.1 0	6,899,444.29	728,720.69	11,479,010.08
General costs	385,084.50	689,944.43	72,872.07	1,147,901.00
Utility	308,067.60	551,955.54	58,297.66	918,320.80
Engineering	154,033.80	275,977.77	29,148.83	459,160.40
Supervision, auditing & administration	308,067.60	551,955.54	58,297.66	918,320.80
Contingency	154,033.80	275,977.77	29,148.83	459,160.40
Subtotal	5, 160,132.43	9,245,255.35	976,485.72	15,381,873.50
VAT	928,823.84	1,664,145.96	175,767.43	2,768,737.23
Total Budget	6,088,956.27	10,909,401.31	1,152,253.15	18,150,610.73

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

1.10	Capital and Operating Costs

Based on average mining/processing rate of 3,300 t/d, the Yauricocha reserves will support production until the end of 2026. The yearly capital expenditure for each of the main areas is summarized in Table 1.6.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 15

Table 1-6: Capital Summary (US$000’s)

Description	Total (2019-2023)	2019	2020	2021	2022	2023
Sustaining Capital	74,900	19,850	21,950	14,800	10,500	7,800
Mine Development	19,000	3,500	7,000	5,000	2,800	700
Equipment Sustaining	21,800	7,100	4,300	3,900	3,500	3,000
Concentrator Plant	4,200	1,600	800	700	600	500
Tailings Dam	5,100	1,600	1,900	1,600	-	-
Pumping System	700	700	-	-	-	-
Mine Camp	6,000	900	2,700	800	800	800
Ventilation	13,600	3,100	5,100	1,800	1,800	1,800
Environmental	500	350	150	-	-	-
Other	4,000	1,000	-	1,000	1,000	1,000
Expansionary Capital	40,400	9,200	11,900	10,400	6,800	2,100
Exploration	12,700	2,500	3,000	2,700	2,400	2,100
Yauricocha Tunnel	300	300	-	-	-	-
Yauricocha Shaft	27,400	6,400	8,900	7,700	4,400	-
Total Capital	115,300	29,050	33,850	25,200	17,300	9,900

Source: Sierra Metals, 2019

The Mine’s operating costs were estimated based on 2018 actual costs provided by Sierra Metals. Table 1.7 and Table 1.8 present the summary of total operating costs and the summary of unit operating costs.

Table 1-7: Operating Cost Summary (US$000,000’s)

Area	Total	2019	2020	2021	2022	2023	2024	2025	2026
Mine	390	63	66	69	66	53	42	27	3
Plant	77	12	13	14	13	11	8	5	1
G&A	84	13	14	14	13	11	10	78	11
Total	$551	$89	$93	$97	$92	$75	$60	$40	$5

Source: Sierra Metals, 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 16

Table 1-8: Unit Operating Cost Summary (US$/t)

Area	Average	2019	2020	2021	2022	2023	2024	2025	2026
Mine	50.89	57.21	54.73	53.54	54.97	54.79	50.91	45.47	35.54
Plant	10.05	11.09	10.84	10.6	10.89	10.85	10.08	9.01	7.04
G&A	11.77	12.2	11.47	10.63	10.94	11.14	11.95	12.96	12.83
Total	$72.71	$80.50	$77.04	$74.77	$76.80	$76.79	$72.94	$67.43	$55.41

Source: Sierra Metals, 2019

1.11	Economic Analysis

Under NI 43-101 rules, producing issuers may exclude the information required for Economic Analysis on properties currently in production if the technical report does not include a material expansion of current production. Sierra Metals is a producing issuer, and the Yauricocha Mine is currently in production. In addition, no material expansion of current production is planned. Sierra Metals has performed an economic analysis of the Yauricocha Mine’s life-of-mine plan using the estimates presented in this report and confirms that the outcome is positive cash flow that supports the statement of Mineral Reserves.

1.12	Conclusions and Recommendations

1.12.1	Geology and Mineral Resources

SRK is of the opinion that the exploration at Yauricocha is being conducted in a reasonable manner and is supported by an extensive history of discovery and development. Recent exploration success at Esperanza, Cuye, and other areas will continue to develop in the near term and SRK notes that other areas near the current mining operation remain prospective for additional exploration, and that these will be prioritized based on the needs and objectives of the Yauricocha Mine.

The current QA/QC program is aggressive and will be providing increased confidence in the quality of the analytical data for future mineral resource estimates.

SRK is of the opinion that the current procedures and methods for the data collection and validation are reasonable and consistent with industry best practices and that material changes have been made in the practices of sampling and downhole deviation measurement which improve confidence in the new drilling. However, there are opportunities to improve this going forward. For example, the current management of the “database” is effectively maintained through a series of individual Excel files, which is not consistent with industry best practice. Modern best practices generally feature a unified database software with all the information compiled and stored in one place, with methods and procedures in place to verify the data and prevent tampering.

SRK is of the opinion that the resource estimations are suitable for public reporting and are a fair representation of the in situ contained metal for the Yauricocha deposit.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 17

1.12.2	Mineral Processing and Metallurgical Testing

SRK is the opinion that Yauricocha’s operations is reasonably well operated and shows flexibility to treat multiples ore sources. The metallurgical performance, i.e., metal recovery and concentrate grade have been consistent throughout the period evaluated allowing them to produce commercial quality copper concentrate, copper concentrate, and zinc concentrate.

The spare capacity in their oxide circuit is an opportunity to source material from third-party mines located in the vicinity. The presence of arsenic is being well managed by blending ores in order to control the arsenic’s concentration in final concentrates. Gold deportment seems an opportunity that Yauricocha may want to investigate, particularly by evaluating gravity concentration in the grinding stage, or alternatively in the final tails, or both.

1.12.3	Mineral Reserve Estimation and Mining Methods

The Yauricocha Mine is a producing operation with a long production history. SRK is of the opinion that the reserve estimations are suitable for public reporting and are a fair representation of the expected mill feed for the Yauricocha deposit. Continuous improvement processes are in place to regularly ensure that executed plans reflect good mine planning practices

SRK recommends the following:

•	Effort be made to streamline and automate the mineral reserve estimation process to facilitate future mineral reserve estimates, reviews and audits.

•	The mine planning group needs to review the latest version of the MRMR Best Practice Guidelines published by CIM on November 29th, 2019 and work towards implementing the best practices related to the mineral reserve estimation process. In particular, the MSO runs to be used for mineral reserve estimation should be based on a block model with the grades of the inferred mineral resource set to zero so that the inferred mineral resources are treated as waste.

•	Reserve estimation runs in MSO should use a block model with inferred mineral resource grades set to zero, i.e. treat inferred mineral resources as waste.

•	A robust mineral reserve to mine to mill reconciliation process needs to be established in order to provide proper backup for the dilution and mining recovery assumptions.

•	An appropriate data collection system needs to be implemented to collect the required data to establish the above reconciliation process in a usable format. This is fairly easy to do for cut and fill, but much harder to do for sub-level caving areas.

•	The Yauricocha Shaft project should be monitored closely in order to ensure timely access to reserves below 1070 level.

•	A consolidated 3D LoM design should be completed to improve communication of the LoM plan, infill drilling requirements, and general mine planning and execution.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 18

•	The Base Case LoM plan based on mineral reserves only that was generated for this update should be maintained and used by Yauricocha to provide the medium and short-term mine production forecasts.

•	The mine planning group should prepare one or more LoM plans which are more optimistic than the Base Case for use in strategic planning. Typically, the optimistic LoM plan includes inferred mineral resources designed to a conceptual level of detail and updated as the resource is moved to an Indicated or Measured category.

1.12.4	Geotechnical

SRK’s recommendations are:

•	Continue collecting geotechnical characterization data from mined drifts and exploration drillholes

•	Maintain a central geotechnical database

•	Develop and maintain geotechnical models, including structures and rock mass wireframes

•	Conduct a program of stress measurement in the deeper planned mining areas

•	Conduct numerical stress analyses of mining-induced stress effects on planned mining

•	Continue a short-term to long-term dewatering programs with drainage systems

•	Examine the current mine sequence and simulate the optimal mine sequence to reduce safety risks and the risk of sterilizing ore reserves due to unexpected ground problems

•	Revisit the current ground control management plans to check that they are appropriate for the deeper mining areas

1.12.5	Recovery Methods

Yauricocha operates a conventional processing plant that has been subject to continuous improvements in the last several years of operation, most recently including improvements to the flotation unit process, installation of an x-ray slurry analyzer, and the addition of a mechanical rod feeder, for primary rod mill grinding, for improved safety and production. Overhaul of its concentrate thickener with torque monitoring and rake positioning system is planned in 2020 to improve underflow slurry density and increase concentrate filtration capacity. Work continues to de-bottleneck the plant to maximize capacity.

1.12.6	Environmental Studies and Permitting

SMCSA has all relevant permits required for the current mining and metallurgical operations to support a capacity of 3,300 t/d. SMCSA also has a Community Relations Plan including annual assessment, records, minutes, contracts and agreements.

The Environmental Adjustment and Management Program (PAMA), as established by the Supreme Decree Nº 016-93-EM, was the first environmental management tool that was created for mines

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 19

and metallurgical operations existing before 1994 to adopt technological advances and / or alternative measures to comply maximum permissible limits for effluent discharge and emissions of mining-metallurgical activities. Since then, many environmental regulations have been enacted updating and/or replacing older regulations. The environmental certification for mining activities was transferred from the Ministry of Mining and Energy to the Ministry of Environment; specifically, to the National Service for Environmental Certification (SENACE) effective December 28, 2015.

Though SMCSA has updated its environmental baseline and adjusted its monitoring program by its Supporting Technical Report to the PAMA "Expanding the capacity of the Processing Plant Chumpe of the Accumulated Yauricocha Unit from 2500 to 3000 TMD" (Geoservice Ambiental S.A.C., ITS approved by Directorate Resolution N° 242-2015-MINEM-DGAAM), an important gap exists with reference to environmental and social impact assessment as referred to by the actual environmental protection and management regulation for operating, profit, general labor and mining storage activities (Supreme Decree N° 040-2014-EM, 11/12/2014), this was covered by the approval of the EIA on February 11, 2019.

In addition, SMCSA has two Supporting Technical Reports which authorize the construction of the technological improvement of the domestic waste water treatment system and the addition of new equipment and infrastructure in the Chumpe concentrator plant process. This last Supporting Technical Report (ITS) was approved in 2017 by Directorate Resolution N° 176-2017-MINEM-DGAAM.

SMCSA applied to SENACE to start the evaluation process of the “Environmental Impact Study of the Metallurgical Mining Components Update Project” (Geoservice Ambiental S.A.C., 2017) within the framework of the Supreme Decree N° 016-1993-EM, as this study was initiated before the enforcement of the D.S N° 040-2014-EM and in application of an exceptional procedure established by it. The EIA was obtained on February 11, 2019.

SMCSA also has a closure plan, which has been updated by three amendments. Table 1.10 through Table 1-11 summarize the results of the updated cost analysis, the annual investment plan and annual calendar for guarantee payment.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 20

Table 1-9: Closure Plan - Results of the Updated Cost Analysis (US$)

Description	Progressive	Final Closure	Post Closure	Total
	Closure
Direct costs	3,850,845.1 0	6,899,444.29	728,720.69	11,479,010.08
General costs	385,084.50	689,944.43	72,872.07	1,147,901.00
Utility	308,067.60	551,955.54	58,297.66	918,320.80
Engineering	154,033.80	275,977.77	29,148.83	459,160.40
Supervision, auditing & administration	308,067.60	551,955.54	58,297.66	918,320.80
Contingency	154,033.80	275,977.77	29,148.83	459,160.40
Subtotal	5, 160,132.43	9,245,255.35	976,485.72	15,381,873.50
VAT	928,823.84	1,664,145.96	175,767.43	2,768,737.23
Total Budget	$6,088,956.27	$10,909,401.31	$1,152,253.15	$18,150,610.73

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

Table 1-10: Closure Plan – Summary of Investment per Year (US$)

Year	Annual Investment	Totals	Closure Stage
2016	25,647.60	5,160,132.43	Progressive
2017	976,708.10
2018	941,514.60
2019	997,143.24
2020	1,184,381.80
2021	567,310.54
2022	467,425.51
2023	3,724,908.73	9,245,255.35	Final
2024	5,520,346.51
2025	278,995.92	976,485.72	Post
2026	278,995.92
2027	139,497.96
2028	139,497.96
2029	139,497.96
Total	15,381,873.50	15,381,873.50

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 21

Table 1-11: Closure Plan - Annual Calendar for Guarantee Payment

Year	Annual	Accumulated	Situation
2017		14,458,801	constituted
2018	-411,510	14,047,291	to constitute
2019	-353,534	13,693,757	to constitute
2020	-274,787	13,418,970	to constitute
2021	-154,459	13,264,511	to constitute
2022	90,700	13,355,211	to constitute

Note: The amount includes tax (VAT, 18%)

Source: Report Nº 112-2017-MEM-DGAAM/DNAM/DGAM/PC.

1.13	Capital and Operating Costs

SRK is of the opinion that the operating and capital cost estimates are reasonable estimates of the cost to extract the current Mineral Reserves based on current knowledge.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 22

2	Introduction and Terms of Reference

2.1	Terms of Reference and Purpose of the Report

This report was prepared as a Canadian National Instrument 43-101 (NI 43-101) Technical Report on Resources and Reserves (Technical Report) for Sierra Metals Inc. (Sierra Metals), previously known as Dia Bras Exploration, Inc., by SRK Consulting (Canada), Inc. (SRK) on the Yauricocha Mine (Yauricocha or Project).

The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in SRK’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Sierra Metals subject to the terms and conditions of its contract with SRK and relevant securities legislation. The contract permits Sierra Metals to file this report as a Technical Report with Canadian securities regulatory authorities pursuant to NI 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk. The responsibility for this disclosure remains with Sierra Metals. The user of this document should ensure that this is the most recent Technical Report for the property as it is not valid if a new Technical Report has been issued.

This report provides Mineral Resource and Mineral Reserve estimates, and a classification of Mineral Resources and Reserves prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines, May 10, 2014 (CIM, 2014).

2.2	Qualifications of Consultants (SRK)

The Consultants preparing this technical report are specialists in the fields of geology, exploration, Mineral Resource and Mineral Reserve estimation and classification, underground mining, geotechnical, environmental, permitting, metallurgical testing, mineral processing, processing design, capital and operating cost estimation, and mineral economics.

None of the Consultants or any associates employed in the preparation of this report has any beneficial interest in Sierra Metals. The Consultants are not insiders, associates, or affiliates of Sierra Metals. The results of this Technical Report are not dependent upon any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings between Sierra Metals and the Consultants. The Consultants are being paid a fee for their work in accordance with normal professional consulting practice.

The following individuals, by virtue of their education, experience and professional association, are considered Qualified Persons (QP) as defined in the NI 43-101 standard, for this report, and are members in good standing of appropriate professional institutions. QP certificates of authors are provided in Appendix A. The QP’s are responsible for specific sections as follows:

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 23

•	Andre M. Deiss, BSc. (Hons), Pri.Nat.Sci, MSAIMM, SRK Principal Consultant (Resource Geology), is the QP responsible for the geology and Mineral Resources, Sections 7 through 12, 14 and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

•	Carl Kottmeier, B.A.Sc., P. Eng, MBA, SRK Principal Consultant (Mining), is the QP responsible for infrastructure, market studies, capital and operating costs, and economics, Sections 2 through 6, 18, 19, 20, 21, 22, 23, 24, 27, 28 and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

•	Daniel H. Sepulveda, BSc, SME-RM, SRK Associate Consultant (Metallurgy), is the QP responsible for mineral processing, metallurgical testing and recovery methods Sections 13, 17, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

•	Dan Mackie, M.Sc., B.Sc., PGeo, SRK Principal Consultant (Hydrogeologist) is the QP responsible for hydrology and hydrogeology Section 16.5.2, and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

•	Jarek Jakubec, C. Eng. MIMMM, SRK Practice Leader/Principal Consultant (Mining, Geotechnical), is the QP responsible for Mining Reserves Section 15, Section 16 (except 16.5.2), and portions of Sections 1, 25 and 26 summarized therefrom, of this Technical Report.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 24

2.3	Details of Inspection

Table 2.1 shows recent site visit participants.

Table 2-1: Site Visit Participants

Personnel	Expertise	Date(s) of Visit	Details of Inspection
Andre M. Deiss	Resource Geology, Mineral Resources	April 28 – May 3, 2019	Reviewed geology, resource estimation methodology, sampling and drilling practices, and examined drill core.
Jarek Jakubec	Geotechnical, Mining Reserves, Mining	Feb. 4 – 7, 2019	Assessed rock mass characterization activities and assess ground control conditions and mud rush issues. Tour of mine and surface facilities, mining methods.
Daniel H. Sepulveda	Metallurgy and Process	April 28 – May 3, 2019	Reviewed metallurgical test work, tailings storage, and process plant.

Source: SRK, 2019

2.4	Sources of Information

The sources of information include data and reports supplied by Sierra Metals personnel as well as documents cited throughout the report and referenced in Section 27.

2.5	Qualifications of SRK and SRK Team

The SRK Group comprises over 1,400 professionals, offering expertise in a wide range of resource engineering disciplines. The SRK Group’s independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This fact permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues. SRK has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

2.6	Effective Date

The effective date of this report is October 31, 2019.

2.7	Units of Measure

The metric system has been used throughout this report. Tonnes are metric of 1,000 kg, or 2,204.6 lb. All currency is in U.S. dollars (US$) unless otherwise stated.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 25

3	Reliance on Other Experts

The consultant’s opinion contained herein is based on information provided to the consultants by Sierra Metals throughout the course of the investigations. SRK has relied upon the work of other consultants in the project areas in support of this Technical Report.

The consultants used their experience to determine if the information from previous reports was suitable for inclusion in this technical report and adjusted information that required amending. This report includes technical information, which required subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, the Consultants do not consider them to be material.

SRK received statements of validity for mineral titles, surface ownership and permitting for various areas and aspects of the Yauricocha Mine and reproduced them for this report. These items have not been independently reviewed by SRK and SRK did not seek an independent legal opinion of these items.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 26

4	Property Description and Location

4.1	Property Location

The Yauricocha Mine is located in the Alis district, Yauyos province, department of Lima approximately 12 km west of the Continental Divide and 60 km south of the Pachacayo railway station. The active mining area within the mineral concessions is located at coordinates 421,500 m east by 8,638,300 m north on UTM Zone 18L on the South American 1969 Datum, or latitude and longitude of 12.3105⁰ S and 75.7219⁰ W. It is geographically in the high zone of the eastern Andean Cordillera, very close to the divide and within one of the major sources of the River Cañete, which discharges into the Pacific Ocean. The mine is at an average altitude of 4,600 masl. Figure 4.1 shows the project location.

Figure 4-1: Yauricocha Location Map

4.2	Mineral Titles

The mining concession Acumulación Yauricocha (Figure 4.2) was transferred from Empresa Minera del Centro del Peru, the Peruvian state-owned mining entity, to Minera Corona in 2002 (Empresa Minera, 2002) for the sum of US$4,010,000, plus an agreement to invest

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 27

US$3,000,000.00 to project development or to the community, which has been completed. The Accumulation Yauricocha includes the mineral rights on 18,685 ha. It includes areas in the communities of San Lorenzo de Alis, Laraos, Tinco, Huancachi, and Tomas. Dia Bras purchased 82% of Minera Corona in May 2011. On December 5, 2012, Dia Bras Exploration changed its name to Sierra Metals Inc. According to information provided by Dia Bras, the mineral concessions are not subject to an expiration date and remain in effect as long as these two conditions are met:

1.	Renewal payment is made to the Peruvian federal government in the amount of US$3 per hectare (ha); and

2.	Annual minimum production amount of US$100/yr/ha.

No royalties are associated with the Yauricocha mineral concession.

Included within the above area is a processing site concession with an area of 148.5 ha with a permitted capacity of 2,500 dry t/d. This has been authorized by Resolution No. 279- 2010-MEM-DGM/V on July 14, 2010.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 28

Source: Sierra Metals, 2019

Figure 4-2: Yauricocha Mineral Title Map

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 29

4.2.1	Nature and Extent of Issuer’s Interest

As part of the mineral concessions transfer with Empresa Minera del Centro del Peru in 2002 (see Section 4.2), Minera Corona acquired approximately 677 ha of land and associated surface rights. A portion of the San Lorenzo Alis community is located within the 677 ha.

In 2007, Minera Corona entered into an additional agreement with the San Lorenzo Alis community (Villaran, 2009). Under this agreement, Minera Corona owns the surface rights and may conduct mining operations in the subject 677 ha through August 2, 2037, or until mine closure, whichever comes first. In exchange, Minera Corona is obligated to pay the San Lorenzo Alis community an annual fee. This fee is paid by Minera Corona every two years beginning on January 1, 2009, and surface rights remain in good standing. However, in February 2013 an addendum was signed which establishes that the payments must be made every year. This right of usufruct (beneficial use) has been registered before the Public Registry of Lima, Office of Cañete (Public Registry of Lima et al, 2013).

The Company has in place several land surface agreements by means of which the title holders of the land surfaces within the area of the Acumulación Yauricocha mining concession, grants the Company the right to use the superficial surface and execute mining activities. The agreements entered by the Company in this regard, are the following:

Lease Agreement: Huacuypacha

The Company has entered into a lease agreement with Mr. Abdon Vilchez Melo, regarding the surface land within the real property named Huacuypacha, located in Tinco, district of Alis, province of Yauyos, Department of Lima. This land is not registered in the Public Registry. By means of this agreement, the Company acquired the right to use said land, including access to water boreholes.

This agreement has been renewed in four opportunities. The term of the agreement expires on December 31, 2021.

Lease Agreement: Queka and Cachi-Cachi

The Company has entered into a lease agreement with the Family Varillas, in relation to land containing 56 ha located in district of Alis, province of Yauyos, Department of Lima. This land is not registered in the Public Registry. By means of this agreement, the landowner granted the use of the referred land in favor of the Company for a total payment of S/.31,500. In addition to the payment obligation, the Company has assumed the obligation to take care of all the environmental liabilities that its activities could generate.

This agreement has been amended in two opportunities. The term of the agreement expired on March 7, 2012. However, the company has signed a new agreement extending the term of the lease until March 7, 2022 in exchange for a one-time payment of S/.210,000.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 30

4.3	Royalties, Agreements and Encumbrances

4.3.1	Debt

On March 11, 2019, the Company entered into a new six-year senior secured corporate credit facility (“Corporate Facility”) with Banco de Credito de Peru that provides funding of up to $100 million effective March 8, 2019. The Corporate Facility provides the Company with additional liquidity and will provide the financial flexibility to fund future capital projects as well as corporate working capital requirements. The Company will also use the proceeds of the new facility to repay existing debt balances. The most significant terms of the agreement were:

•	Term: 6-year term maturing March 2025

•	Principal Repayment Grace Period: 2 years

•	Principal Repayment Period: 4 years

•	Interest Rate: 3.15% + LIBOR 3M

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default. The Company is in compliance with all covenants as of March 31, 2019. On March 11, 2019, Dia Bras Peru drew down $21.4 million from this facility. Interest is payable quarterly and interest payments will begin on the drawn and undrawn portions of the facility starting in June 2019.

Principal payments on the amount drawn from the facility will begin in March 2021. The Company repaid the amount owed on the Corona Acquisition Facility on May 11, 2019 using funds drawn from the new facility. The loan is recorded at amortized cost and is being accreted to face value over 6 years using an effective interest rate of 5.75%.

4.3.2	Royalties and Special Taxes

In 2011, the Peruvian Congress passed a new Mining Law effective in 2012. Under this law, a Special Tax and Royalty is introduced which applies to the operating margin of producing mining companies. The margin rates for a given interval of Earnings Before Interest and Tax (EBIT) are shown in Table 4-1. The total royalty is the summation of the special mining tax and the mining royalty.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 31

Table 4-1: Royalty and Special Tax Scale

EBIT Margin	Special Mining Tax – Margin Rate	Mining Royalty – Margin Raw
0.00% 5.00%	0.00%	0.00%
5.00% 10.00%	2.00%	1.00%
10.00% 15.00%	2.40%	1.75%
15.00% 20.00%	2.80%	2.50%
20.00% 25.00%	3.20%	3.25%
25.00% 30.00%	3.60%	4.00%
30.00% 35.00%	4.00%	4.75%
35.00% 40.00%	4.40%	5.50%
40.00% 45.00%	4.80%	6.25%
45.00% 50.00%	5.20%	7.00%
50.00% 55.00%	5.60%	7.75%
55.00% 60.00%	6.00%	8.50%
60.00% 65.00%	6.40%	9.25%
65.00% 70.00%	6.80%	10.00%
70.00% 75.00%	7.20%	10.75%
75.00% 80.00%	7.60%	11.50%
80.00% 85.00%	8.00%	12.00%
85.00% 90.00%	8.40%

Source: Gustavson, 2015

4.4	Environmental Considerations

The mine known as “Acumulación Yauricocha Unit” is located on the property of the San Lorenzo de Alis and Laraos Communities and in the buffer zone of the Nor Yauyos-Cochas landscape reserve. It was established by the Supreme Decree N° 033-2001-AG (06/03/2001) which has a Master Plan 2006-2011 by the National Institute of Natural Resources Natural Protected Area Office (INRENA, Instituto Nacional de Recursos Naturales, IANP, Intendencia de Áreas Naturales Protegidas).

SMCSA has managed its operations in Acumulación Yauricocha based on:

•	The Environmental Adjustment and Management Plan (PAMA, Plan de Adecuación y Manejo Ambiental) presented by CENTROMIN (approved by Directorial resolution N° 015-97-EM/DGM, 01/03/1997);

•	The modification of the implementation nine projects of the PAMA of the Yauricocha Production Unit presented by CENTROMIN, (approved by Directorial resolution N° 159-2002-EM-DGAA, 05/23/2002);

•	The implementation of the PAMA “Yauricocha" Administrative Economic Unit by SMCSA (approved by Directorial resolution N° 031-2007-MINEM-DGM, 02/08/2007);

•	The Mine Closure Plan (PCM) at feasibility level of the Yauricocha Mining Unit, presented by SMCSA (approved by Directorial resolution N° 258-2009-MINEM-AAM, 08/24/2009);

•	Authorization to operate the Mill N° 4 (8'x10') and the amendment of the "Yauricocha Chumpe" Benefit Concession to the expanded capacity of 2500 TMD, presented by SMCSA (approved by Resolution N° 279-2010-MINEM-DGM-V, 07/14/2010);

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 32

•	The Yauricocha Mining Unit Mine Closure Plan Update, presented by SMCSA (approved by Directorial resolution N° 495-2013-MINEM-AAM, 12/17/2013);

•	Supporting Technical Reports to the PAMA (ITS, Informe Técnico Sustentatorio) "Expanding the capacity of the Processing Plant Chumpe of the Accumulated Yauricocha Unit from 2500 to 3000 TMD" (approved by Directorial resolution N° 242-2015-MINEM-DGAAM, 06/09/2015);

•	Supporting Technical Report to the PAMA (ITS) "Technological improvement of the domestic waste water treatment system" (approved by Directorial resolution N° 486-2015-MINEM-DGAAM, 11/12/2015); and

•	Approval of the amendment of the Closure Plan of the Yauricocha Mining Unit (approved by Directorial resolution N° 002-2016-MINEM-DGAAM, 01/08/2016).

The Supporting Technical Reports are prepared in compliance with the Supreme Decree N° 054-2013-PCM (article Art. 4) and R.M. N° 120-2014-MEM/DM, and refers to the modification of mining components, or extensions and upgrades in the mining unit, in exploration and exploitation projects when the environmental impacts are insignificant.

Environmental liabilities and permitting are discussed in further detail in Section 20. A list of approved environmental and closure permits is included in Section 20.1 Required Permits and Status.

4.5	Other Significant Factors and Risks

SRK is not aware of any additional significant factors or risks that affect access, title, right, or ability to perform work on the property.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 33

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

Sections 5.1, 5.2, 5.3 and 5.4 of this Report have been excerpted from NI 43-101 Technical Report on the Yauricocha Mine, prepared by Gustavson Associates, report date May 11, 2015 and are shown in italics. Standardizations have been made to suit the format of this report; any changes to the text have been indicated by the use of [brackets].

5.1	Topography, Elevation and Vegetation

The topography of the Yauricocha mining district is abrupt, typical alpine terrain. Pliocene erosion is clearly recognizable in the undulating, open fields to the northeast of the Continental Divide while to the southeast the terrain is cut by deep valleys and canyons. The extent of this erosion is evidenced by mountain peaks with an average elevation of 5,000 masl.

To the southeast of the Continental Divide, the high valleys are related to the Chacra Uplift. Below 3,400 m elevation, this grand period of uplift is clearly illustrated by deep canyons that in some cases are thousands of meters deep. Valleys above 4,000 masl clearly demonstrate the effects of Pliocene glaciations, with well-developed lateral and terminal moraines, U-shaped valleys, hanging valleys and glacial lakes.

Vegetation in the Yauricocha area is principally tropical alpine – rain tundra. The flora is varied with species of grasses, bushes, and some trees. The biological diversity is typical of Andean alpine communities.

5.2	Accessibility and Transportation to the Property

The principal access to the Mine is the main Lima – Huancayo – Yauricocha highway. The highway is paved (asphalt) for the first 420 km, along the Lima – Huancayo – Chupaca interval. From Chupaca to the Mine the road is unpaved.

Another important access route is along the southern Pan-American Highway from Lima through Cañete to Yauricocha, through the valley of the Rio Cañete, for a distance of 370 km. The road is paved (asphalt) from Lima to Pacarán, and from Pacarán to the mine it is unpaved.

5.3	Climate and Length of Operating Season

The climate in the region is cool, with two well-demarcated seasons with daytime temperatures above 20ºC; the nights are cool with temperatures below 10 ºC. Operations are carried out year-round. The wet season extends from November to April, and during April and May there is broad vegetative cover. The dry season covers the remainder of the year.

During the wet season, snow and hail feed the glaciers, which subsequently feed streams that descend the mountainsides and feed the lakes below.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 34

The climate factors do not affect the length of the operating season, and the mine operates continuously year-round.

5.4	Sufficiency of Surface Rights

Overall, the property position including mineral concessions and surface rights are expected to be sufficient for foreseeable mine activities. The project infrastructure is located within the area where Sierra Metals has surface rights. The Cachi-Cachi mine is located within the area of mineral rights, but outside of the area of surface rights. Cachi-Cachi is an underground mine, and surface access to Cachi-Cachi is located within the area of surface rights.

Of the 20 km length of the property along strike, approximately 4 km have been developed near the center of the property.

5.5	Infrastructure Availability and Sources

5.5.1	Power

The primary power is provided through the existing power system, Sistema Interconectado Nacional (SINAC) to the Oroya Substation. A three phase, 60 hertz, 69 kV power line owned and operated by Statkraft (SN Power Peru S.A.) through its subsidiary, Electroandes S.A. delivers electricity from the Oroya Substation to the Project substation at Chumpe. Power is transformed to 69 KV line voltage and approximately 9 MVA is supplied to the mine and 3.75 MVA is supplied to the processing plant.

5.5.2	Water

Water is sourced from Ococha Lagoon, Cachi-Cachi underground mine, and recycle/overflow water from the TSF depending on end use.

5.5.3	Mining Personnel

The largest community of substance is Huancayo located approximately 100 km to the east-northeast. Huancayo and the surrounding communities have a combined population of approximately 340,000 people. Huancayo is the capital of the Junin Region of Peru.

The employees live on-site at four camps and a hotel with capability to house approximately 2,000 people. The camps include the supervisory camp, the mill camp, and the mining camp that also houses mining contractors. There are approximately 1,700 people (500 employees and 1,200 contractors) currently working on the site.

5.5.4	Potential Tailings Storage Areas

A fifth expansion lift will be added to the existing TSF starting in June 2019 and this will add an additional storage capacity of 2.05 M tonnes equating to 31 months of storage. After this expansion, two more expansion lifts are planned. It is estimated that the TSF capacity at the end of the 7th

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 35

stage of expansion will be 5.77 M tonnes equating to 7.4 years of storage. The TSF studies were completed by Geoservice S.A.C.

5.5.5	Potential Waste Disposal Areas

The Project site has existing permitted waste disposal areas as well as systems to handle miscellaneous wastes.

5.5.6	Potential Processing Plant Sites

The site has an existing mineral processing site that has been in use for several years.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 36

6	History

6.1	Prior Ownership and Ownership Changes

The silver of Yauricocha was initially documented by Alexander von Humboldt in the early 1800s. In 1905, the Valladares family filed the claims of what is today the Yauricocha Mine. The Valladares family mined high grade silver ore for 22 years and in 1927, Cerro de Pasco Corporation acquired the Yauricocha claims. In 1948, Cerro de Pasco commenced mining operations at Yauricocha until the Peruvian Military Government nationalized Cerro de Pasco Corporation and Yauricocha became a production unit of State-owned Centromin Peru S.A. for 30 years. In 2002, the Yauricocha unit was privatized and purchased by Minera Corona. Dia Bras (Sierra Metals) acquired 82% of the total equity of Corona in May 2011.

Sierra Metals retains a 100% controlling ownership status in the Yauricocha Mine, through their subsidiary Sociedad Minera Corona S.A. (SMCSA). An unnamed private interest holds 18.16% equity ownership in Yauricocha, with Sierra Metals holding the remaining 81.84%.

6.2	Exploration and Development Results of Previous Owners

Prior to the 1970s detailed production records are unavailable. Since 1973, Company records indicate that Yauricocha has produced 13.6 Mt of mineralized material containing 63 Moz of silver as well as 378 kt of lead, 117 kt of copper and nearly 618 kt of zinc. Since 1979, Yauricocha has averaged 413,000 t of production per year. The historical estimates presented below predate CIM and NI 43-101 reporting standards and therefore cannot be relied upon. These estimates were not used as a basis for the current resource and/or reserve estimates, as the material has already been mined and processed.

Table 6.1 summarizes exploration and mining statistics under Corona ownership. Mineral inventory is derived from Company reports to Peruvian regulatory Authorities and are not CIM compliant. Mine production is derived from actual mine production records.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 37

Table 6-1: Prior Exploration and Development Results

Year	Exploration (m)	Development & Infill (m)	Exploration & Development (m)	Drilling (DM) By Company (m)	Drilling (DDH) Contractor (m)	Mine Production (t)	Mineral (4) Inventory (t)
2002	2,726	1,160	3,886	1,887		124,377	344,630
2003	3,307	1,648	4,955	3,415		212,677	571,520
2004	1,778	2,245	4,023	2,970		233,486	1,001,350
2005	2,004	2,030	4,034	3,160	8,043	373,546	702,524
2006	788	1,998	2,786	2,999	10,195	487,909	6,371,845
2007	826	1,640	2,466	4,751	6,196	546,652	4,773,198
2008	796	1,584	2,380	5,379	13,445	690,222	4,720,606
2009	872	1,040	1,912	4,955	13,579	802,737	4,974,593
2010	454	632	1,086	4,615	3,527	837,389	5,379,526
2011	684	927	1,611	5,195	9,071	816,289	4,943,770
2012	921	609	1,530	11,532	31,257	872,869	5,246,000
2013	1730	839	2,569	10,653	16,781	840,711	6,394,000
2014	680	331	1,011	9,357	30,455	890,910
2015	120	220	342	9,735	33,214	802,251	5,377,000 (3)
2016	920	5,319	6,239	9,145	42,020	847,467
2017	865	7,655	8,520	7,384	49,715	1,009,635	8,917,000 (4)
2018 (2)	1,120	5,073	6,193	5,103	36,771	1,074,475

(1) Except as noted below, Mineral Inventory included Proven and Probable Reserves and Indicated Resources as reported to the Peruvian Exchange and is not CIM compliant. These numbers are for historic information purposes only.

(2) Information as of December 31, 2018 Source: Sierra Metals 2019

(3) Proven and Probable Reserves reported by Gustavson on May 11, 2015 (excludes resources)

(4) Proven and Probable Reserves Reported by SRK, as of July 31, 2017 (excludes resources)

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 38

6.3	Historic Production

Historic production is listed in Table 6.2, and is based on actual Yauricocha Mine production reports.

Table 6-2: Historic Yauricocha Production

Fiscal Year	Data Source	Date Ended	Ore Processed (t)	Ag (oz)	Cu (t)	Zn (t)	Pb (t)
2001	Reported Actual	12/31/2001	235,000	1,124,086	530	15,136	8,402
2002	Reported Actual	12/31/2002	124,000	592,538	356	7,736	4,965
2003	Reported Actual	12/31/2003	213,000	898,066	803	11,389	6,540
2004	Reported Actual	12/31/2004	356,800	643,000	1,046	14,952	996
2005	Reported Actual	12/31/2005	374,642	868,000	2,491	22,657	6,883
2006	SNL Standardized Estimate	12/31/2006	269,333	915,717	3,902	20,620	7,070
2007	Reported Actual	12/31/2007	NA	NA	5,330	NA	NA
2008	Reported Actual	12/31/2008	NA	1,832,550	5,456	20,466	11,560
2009	Reported Actual	12/31/2009	790,743	NA	NA	NA	NA
2010	Reported Actual	12/31/2010	837,839	NA	NA	NA	NA
2011	Reported Actual	12/31/2011	816,289	1,230,000	3,348	9,946	8,723
2012	Reported Actual	12/31/2012	872,869	2,143,971	4,110	22,628	15,966
2013	Reported Actual	12/31/2013	837,496	1,866,769	2,955	23,050	16,808
2014	Reported Actual	12/31/2014	890,910	2,121,565	3,491	24,610	21,189
2015	Reported Actual	12/31/2015	829,805	1,791,056	2,525	19,086	17,885
2016	Reported Actual	12/31/2016	897,169	1,688,183	2,849	24,859	16,529
2017	Reported Actual	12/31/2017	1,023,491	1,414,087	5,316	34,088	12,685
2018	Reported Actual	12/31/2018	1,106,648	1,315,101	7,553	34,713	11,938

Source: Sierra Metals, 2019

Production figures are based on reported actuals.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 39

7	Geological Setting and Mineralization

Sections 7.1, 7.2 and 7.3 of this Report have been excerpted from NI 43-101 Technical Report on the Yauricocha Mine, prepared by Gustavson Associates, report date May 11, 2015 and are shown in italics. Some new information has also been provided by Sierra Metals. Standardizations have been made to suit the format of this report; any changes to the text have been indicated by the use of [brackets].

7.1	Regional Geology

Most of the stratigraphy, structure, magmatism, volcanism and mineralization in Peru are spatially- and genetically-related to the tectonic evolution of the Andean Cordillera that is situated along a major convergent subduction zone where a segment of the oceanic crust, the Nazca Plate, slips beneath the overriding South American continental plate. The Andean Cordillera has a metamorphic rock basement of Proterozoic age on which Hercynian Paleozoic sedimentary rocks accumulated and were, in turn, deformed by plutonism and volcanism to Upper Paleozoic time. Beginning in the Late Triassic time, following Atlantic Ocean rifting, two periods of subduction along the western margins of South America resulted in the formation of the present Andes: the Mariana-type subduction from the Late Triassic to Late Cretaceous and Andean-style subduction from the Late Cretaceous to the present. Late Triassic to late Cretaceous Mariana-type subduction resulted in an environment of extension and crustal attenuation producing an oceanic trench, island arcs, and back arc basin from west to east. The back-arc basin reportedly has two basinal components, the Western Basin and Eastern Basin, which are separated by the Cusco – Puno high, probably part of the Maranon Arch. The basins are largely comprised of marine clastic and minor carbonate lithologies of the Yura and Mara Groups overlain by carbonates of the Ferrobamba Formation. The western back-arc basin, called the ‘Arequipa Basin’, is the present Western Andean Cordillera of Peru; the site of a Holocene magmatic belt that spans the Andes and was emplaced from Late Oligocene to 25 Ma.

The Western Andean Cordillera is recognized for its world class base- and precious-metal deposits, many of which have been intermittently mined since Incan time. Most of the metal deposits in Peru are spatially and genetically associated with metal-rich hydrothermal fluids generated along magmatic belts that were emplaced along convergent plate tectonic lineaments. Furthermore, many of these primary base-metal deposits have undergone significant supergene enrichment due to uplift and weathering over the last 30 Ma.

Radiometric studies have correlated the igneous host rocks and attendant hydrothermal alteration for some of the largest and richest porphyry copper deposits in the world along the Western Andean Cordillera from 6° to 32° south, including the Chalcobamba – Tintaya iron-gold-copper skarn and porphyry belt (30 to 35 Ma) in the main magmatic arc, southward through the Santa Lucia district (25 to 30 Ma) and into Chile. The Andahuaylas-Yauri Porphyry Copper Belt, a well-known 300 km long porphyry copper belt related to middle Eocene to early Oligocene calc-alkaline plutonism, is situated along the northeastern edge of the Western Andean Cordillera.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 40

7.2	Local Geology

The local geology of the Yauricocha mine has been well understood by Minera Corona personnel for a number of years, and is summarized as follows .Figure 7.1 and Figure 7.2 show the local surface geology of the Yauricocha area.

Goyllarisquizga Formation

The oldest rocks exposed in the area are the lower Cretaceous Goyllarisquizga arenites. This formation is approximately 300 m thick and comprises thick gray and white arenites, locally banded with carbonaceous lutites as well as small mantos of low-quality coal beds and clay. In the vicinity of Chaucha, these arenites have near their base interbedded, red lutite. The arenites crop out in the cores of the anticlines southwest of Yauricocha, as beds dispersed along the Chacras uplift, and isolated outcrops in the Éxito zone.

Jumasha Formation

The mid-Cretaceous Jumasha Formation consists of massive gray limestone, averages 700 m thick, and concordantly overlies the Goyllarisquizga Formation. Intercalations of carbonaceous lutites occur at its base near the contact with the arenites. These layers are succeeded by discontinuous lenses of maroon and grey limestone, occasionally with horizons of lutite and chert about 6 m thick. Also present are pseudo-breccias of probable sedimentary origin and a basaltic sill.

Celendín Formation

The Celendín Formation concordantly overlies the Jumasha Formation and contains finely stratified silicic lutites with intercalations of recrystallized limestone of Santoniana age as well as the France Chert. The average thickness in the Yauricocha area is 400 m.

Casapalca Red Beds

The Casapalca red beds lay concordantly on the Celendín Formation with a gradational contact. It has been assigned an age between upper Cretaceous and lower Tertiary, but because of the absence of fossils its age cannot be precisely determined. It is composed primarily of calcareous red lutites, pure limestones, and reddish arenaceous limestone. Lava flows and tuffaceous beds have been occasionally reported.

Intrusions

Major intrusive activity occurred during the Miocene period. Radiometric K-Ar ages derived from biotite samples taken in the Yauricocha and Éxito areas yield an average age of 6.9 Ma. The intrusives cut the sediments at a steep angle and exhibit sharp contacts, as well as a tendency to follow the regional strike and dip of the structure. The intrusions vary in size from bodies of several hundred square meters to large masses that cover several square kilometers. Small intrusive compositions vary from granodiorite to quartz monzonite at margins and are typically porphyritic with phenocrysts of plagioclase, orthoclase, biotite, hornblende and quartz. The plagioclases vary from orthoclase to andesine.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 41

Metamorphism

All the intrusions have produced metamorphic aureoles in the surrounding rocks. The extent, type, and grade of metamorphism vary greatly with the type of rock intruded. The rocks have been altered to quartzites, hornfelsed lutites, and recrystallized limestones. Locally, the intrusions have produced narrow zones of skarn of variable width. These skarn zones contain epidote, zoisite, tremolite, wollastonite, phlogopite, garnet, chlorite and diopside.

Structure

The Andean Cordillera uplift has dominated the structural evolution of the Yauricocha area through episodes of folding, fracturing, and brecciation associated with the local structure having a general NW-SE strike principally expressed as follows:

Folds

Various folds make up the principal structures of the Yauricocha area. The Purísima Concepcíon anticline and the France Chert syncline occur in the Mina Central area, while the Cachi-Cachi anticline and Huamanrripa al Norte syncline and the Quimpara syncline occur immediately to the south of Lake Pumacocha, north of Mina San Valentíne.

The Purísima Concepcíon anticline, located southwest of the Yauricocha Mine in the Mina Central area, is well defined by a tightly folded basaltic sill 17 m thick. The axial trace trends approximately N50W with a gentle SE plunge of 20°. In the axis of this anticline and towards Flanco East, the basaltic sill contains occurrences of disseminated gold in horizontal, silicic breccias.

The France Chert syncline is a tight fold, also in the Mina Central area, but located northeast of the mine. Its axial trace changes trend from N35W in the south to N65W in the north and has a SE40 plunge. The Yauricocha mineral deposit is found in the west flank of this fold and in banded limestones without subsidiary folding.

In the Mina Central area, the NW strike of the folded sediments was rotated about 30° clockwise horizontally. This distortion can be attributed to a basement shear fault that strikes NE-SW. The axial trace of the Cachi-Cachi-Prometida anticline strikes approximately N80W to N70W and its flanks dip to the north (Prometida) and south (Cachi-Cachi) with a plunge to the east. Mineralization in the vicinity of the major North Intrusive located 2 km north of Mina Central is associated with this fold.

The Quimpara syncline, located 1 km south of the discharge stream of Pumacocha Lake, has an axial trace that strikes N45W. Its east flank is in contact with the intrusive at an angle dipping 70° to 75°W. Its west flank dips about 80°E conformably with beds of dark gray limestone that are recrystallized in the vicinity of the contact. Garnets, magnetite and copper oxides occur in the same contact.

Fractures

Diverse systems of fractures were developed during episodes of strong deformation.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 42

Folding occurred before and/or contemporaneous with intrusive emplacement. Primary fractures developed during folding along with longitudinal faults parallel to the regional strike of the stratigraphy. These faults combined to form the Yauricocha Fault along the Jumasha limestone- Celendín lutite contact. The Yauricocha Fault extends a great distance from the SE of the Ipillo mine continuing to the north behind Huamanrripa hill, parallel to and along Silacocha Lake.

After the intrusions were emplaced, the strike of the folds NW of the mine was rotated by strong horizontal forces some 30°. As a result of this rotation, three sets of shears and joints were developed: NW-SE, NE-SW and E-W with dips of 50-80° NE or SW first, then 60-85° SE or NW, and finally N or S with nearly vertical dips. This set of fractures forms fault blocks that cut the dominant lithologies of the area and join with the Yauricocha Fault. The Yauricocha Fault is the most significant fault in the mining district and is a strong control on mineralization.

Contacts

The contacts of the Jumasha limestone-Celendín lutite, the Jumasha limestone-intrusions, and Celendín lutite-intrusions had major influence on the development of folds, fractures and ascension of mineralizing fluids.

Breccias

The breccias that occur in the Yauricocha area typically follow structural lineaments and occur predominantly in the limestones associated with contacts and intersections of fractures. They form tabular and chimney-like bodies. Tectonic breccias, forming near intrusions or contacts, constitute some of the principal receptive structures for mineralization.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 43

COMUNIDAD
PLANTA CONCENTRADORA
CHUMPE
MINA
YAURICOCHA
SILACOCHA
EL PASO
MINA EXITO
EXITO SUR

Source: Sierra Metals, 2019

Figure 7-1: Local Geology Map

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 44

FALLA YAURICOCHA
MINA CENTRAL
MINA CENTRAL
RELAVERA
N
Granodiorita
Monzonita
Mármol
Skarn
Form. Tantará
Form. Casapalca
Form. Celendín
Form. Jumasha
Form. Chúlec / Pariatambo
Form. Pariatambo
Form. Oyón/Chimú
SOCIEDAD MINERA CORONA S.A
UNIDAD MINERA YAURICOCHA
Geología: Ing. V. Bedoya V.
Plano General Regional - Yauricocha
C.A.D. Dpto de Geología
Escala: 1 / 10 000
Fecha: Enero 2020
UTM. WGS 84

Source: Sierra Metals, 2019

Figure 7-2: Geologic Map of Yauricocha Mine Area

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 45

7.3	Significant Mineralized Zones

Mineralization at the Yauricocha Mine is represented by variably oxidized portions of a multiple-phase polymetallic system with at least two stages of mineralization, demonstrated by sulfide veins cutting brecciated polymetallic sulfide mineralized bodies. The mineralized bodies and quartz-sulfide veins appear to be intimately related and form a very important structural/mineralogical assemblage in the Yauricocha mineral deposit. Comments herein made regarding the characteristics of the Yauricocha district apply directly to the Minera Corona Yauricocha Mine.

All parts of the property with historic exploration or current production activity are in the current area of operations. This area is nearly centered within the concession boundary and there is both space and potential to expand the resources and the operation both directions along the strike of the Yauricocha Fault.

Minera Corona has developed local classifications describing milling and metallurgical characteristics of mineralization at Yauricocha: polymetallic, oxide, and copper. “Polymetallic” mineralization is represented by Pb-Zn sulfides, often with significant Ag values, “oxide” refers to mineralization that predominantly comprises oxidized sulfides and resulting supergene oxides, hydroxides and/or carbonates (often with anomalous Au), and the “copper” classification is represented by high values of Cu with little attendant Pb-Zn.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 46

8	Deposit Types

Section 8.1 of this Report have been excerpted from NI 43-101 Technical Report on the Yauricocha Mine, prepared by Gustavson Associates, report date May 11, 2015 and are shown in italics. Some new information has also been provided by Sierra Metals. Standardizations have been made to suit the format of this report; any changes to the text have been indicated using [brackets].

8.1	Mineral Deposit

Mineralization in the Yauricocha district is spatially and genetically related to the Yauricocha stock, a composite intrusive body of granodioritic to quartz monzonitic composition that has been radiometrically dated at late Miocene (approximately 7.5 million years old) (Giletti and Day, 1968). The stock intrudes tightly folded beds of the late Cretaceous Jumasha and Celendín Formations and the overlying Casapalca Formation (latest Cretaceous and Paleocene?). Mineralized bodies are dominantly high-temperature polymetallic sulfide bodies that replaced limestone. Metal-bearing solutions of the Yauricocha magmatic-hydrothermal system were highly reactive and intensely attacked the carbonate wall rock of the Jumasha and Celendín Formations, producing the channels in which sulfides were deposited. Base and precious metals were largely precipitated within several hundred meters of the stock (Lacy, 1949; Thompson, 1960). Skarn is developed adjacent to the stock but does not host appreciable amounts of economic mineralization (Alverez and Noble, 1988). Mineralization typically exhibits both vertical and radial zoning and there is a pronounced district zoning, with an inner core of enargite (the principal copper mineral) giving way outward to an enargite-chalcopyrite-bornite zone, which in turn is succeeded to the west by zones characterized by sphalerite, galena and silver (Lacy, 1949; Thompson, 1960).

The mineralized zones at Yauricocha are partially to completely oxidized and extend from the surface to below level 1220. Supergene enrichment is closely related to oxidation distribution. Supergene covellite, chalcocite and digenite are found where the sulfide minerals are in contact with oxidized areas.

Mineralization at Yauricocha very closely resembles that typified by polymetallic Ag-Au deposits, which comprise quartz-sulfide-carbonate fissure vein equivalents of quartz-sulfide and carbonate-base metal deposits. These deposits are best developed in Central and South America, where they have been mined since Inca times as important Ag sources. Quartz and pyrite of the quartz-sulfide Au +/- Cu mineralization suite typically occur early in the paragenetic sequence; carbonate-hosted mineralization and some polymetallic Ag-Au veins evolved at a later stage. Predominant controls on mineralization are structural, where dilatational structures, voids resulting from wall rock dissolution, and/or rheologic dissimilarities at contacts between units serve as enhanced fluid pathways for mineralizing solutions.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 47

8.2	Geological Model

The geological model used for the Yauricocha deposit has been developed and verified through extensive exploration and mining activities during more than 50 years of mining. SRK is of the opinion that the geological model is appropriate and will continue to serve the company going forward

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 48

9	Exploration

Since 2016, surface exploration has focused more on areas surrounding the Central mine, mainly to the south of the mine in the areas of Doña Leone, El Paso, Success, Kilkasca and the South Yauricocha Fault. The work has consisted of detailed geological mapping, sampling for geochemical interpretation and focusing on areas with strong anomalies. During 2017, the Canadian company, Quantec Geoscience Ltd., was contracted to perform a surface geophysical study using the Titan 24 DC resistivity induced polarization (DCIP) & Magnetotelluric (MT) methods.

The Yauricocha mining district contains multiple polymetallic deposits represented by skarn and replacement bodies and intrusion-hosted veins related to Miocene-era magmatism. Mineralization is strongly structurally controlled with the dominant features being the Yauricocha Fault and the contact between the Jumasha limestones and the Celendín Formation (especially the France Chert). Exploration is being conducted to expand the mineralized zones currently being exploited as well as on prospects in the vicinity of the operations.

Exploration in or close to the mining operations is of higher priority since it is performed under existing governmental and community permits. Any exploration success can be quickly incorporated into defined resources and reserves and thus the business plan.

9.1	Relevant Exploration Work

Exploration in the district has been ongoing and work has been successful in delineating a number of targets (described above) for future drilling or exploration development. This work has included detailed geological mapping of the areas, surface rock chip sampling, and limited trench/channel sampling.

There have been satisfactory results with diamond drilling in the Cuye mineralized body where mineral resources have been identified. Similar results have occurred in the Central Mine where work has focused on identifying high-quality concentrations of silver, lead and zinc mineralization. In the Cachi–Cachi mine, mineral resources have been discovered in an area of skarn, and the Yoselim zone has been identified as having high polymetallic ore content.

During the period of June 3, 2017 to September 6, 2017, a geophysical survey was carried out with the Titan-24 DCIP & MT Survey method. A total of 20 DCIP-MT profiles (23 differentials) were carried out, ranging from 400 to 500 m covering 54.2 kilometers. Based on this work, several anomalous areas were identified, and priority has been given to diamond drilling these areas from surface. The most relevant targets are Doña Leona, El Paso-Éxito, Kilkasca, Victoria and Alida. These targets are scheduled to be evaluated with an initial stage of 20,000 meters of diamond drilling.

9.2	Sampling Methods and Sample Quality

Sampling of exploration targets generally features rock chip or hand samples taken by geologists from surface outcrops using rock hammers and chisels. These samples are point samples and

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 49

should be considered indicative of mineralization rather than representative of any volume or tonnage.

In cases where channel or trench samples are collected, these are done so using pickaxes, shovels, chisels, hammers, and other hand tools, and are likely more representative of the mineralization as they are taken across the strike of mineralization observed at surface.

Regardless, the results of exploration related sampling in this context are used as guides for future drilling programs, rather than resource estimation.

9.3	Significant Results and Interpretation

Based on the 2017 surface geophysical work using the Titan-24 method, high priority areas have been defined for diamond drilling evaluation. The mine is waiting to receive permits to begin the work. The most relevant areas are Doña Leona, El Paso-Éxito, Kilkasca, Victoria and Alida. These areas are scheduled to be evaluated with an initial stage of 20,000 meters of diamond drilling. Additional mapping and sampling are also being conducted in the South Yauricocha Fault and South Kilkasca areas.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 50

10	Drilling

10.1	Type and Extent

Minera Corona’s Geology Department owns and operates two electro-hydraulic drills, the reach of which varies between 80 m and 150 m with a core diameter of 3.5 cm. The company also utilizes, or has previously utilized, the services of drilling contractors (MDH and REDRILSA) for deeper drillholes reaching up to 900 m in length. Core diameters are generally HQ and NQ, although selected infill drilling within the mine is drilled using a TT-46 (46mm) diameter.

Exploration (establishing continuity of mineralization) and development (reserve and production definition) drilling conducted by Minera Corona from 2002 to 2018 is detailed in Table 10.1.

Table 10-1: Yauricocha Exploration and Development Drilling

Year	Exploration and	Drilling (DDH)	Drilling (DDH)
	Development (m)	by Company (m)	by Contractor (m)
2002	3,886	1,887	-
2003	4,955	3,415	-
2004	4,023	2,970	-
2005	4,034	3,160	8,043
2006	2,786	2,999	10,195
2007	2,466	4,751	6,196
2008	2,380	5,379	13,445
2009	1,912	4,955	13,579
2010	1,086	4,615	3,527
2011	1,611	5,195	9,071
2012	1,530	11,532	31,257
2013	2,569	10,653	16,781
2014	1,011	9,357	30,455
2015	342	9,735	33,214
2016	6,239	9,145	42,020
2017	8,520	7,384	49,715
2018	6,193	5,103	36,771
2019 (1)	2,721	3,374	35,472
(1)	Information updated as of Oct. 31, 2019.

Source: Sierra Metals, 2019

In addition to the drilling at Yauricocha, extensive channel sampling of the mineralized bodies is completed for grade control and development purposes. Channel sampling is conducted on perpendicular lines crossing the various mineralized bodies. Spacing between samples is variable, but generally the spacing is 2 m to 4 m. Material is collected on tarps across the channel sampling intervals and is then transferred to bags marked with the relevant interval. These data points are utilized in the Mineral Resource estimation. The general distribution of drilling and channel samples is shown in Figure 10.1

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 51

N
Legend
Channel samples
Drillholes
Cuye
Mine Areas
23500 E
24500 E
Cachi-Cachi
16000 N
16000 N
Esperanza
Mascota
Cuye
Cuerpos Pequeños
15000 N
15000 N
Mina Central
23500 E
24500 E
Y
Z
X

srk consulting	Sierra Metals Inc.	Drill traces and channel sample localities: Plan View
	Yauricocha Mine	Date: 14/01/2020

Figure 10-1: Extent of Drilling and Sampling

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 52

10.2	Procedures

10.2.1	Drilling

Modern drill collar locations are surveyed underground by the mine survey team. Where these types of surveys have been completed, collar locations are assumed to be accurate to less than 0.1 m. Historic drilling was not surveyed to the same level of detail, potentially decreasing the accuracy of the collar positions in space compared to modern holes. This effect would potentially decrease the accuracy of the geological model and resource estimation in these areas, but SRK notes that many of the areas supported by this historic drilling have already been mined.

While drill holes are currently surveyed down-hole for all new exploration drilling, this has not always been the case. Historic drill holes, as well as selected more recent holes that were not deemed to be long enough or otherwise designated non-critical for surveying, were not surveyed down-hole and the collar azimuth and dip are the only points of reference for the drill hole. SRK notes that all new holes now have down-hole surveys, and that most of these are in areas which are incorporated in the current update to the Mineral Resource estimation. While the nominal spacing of the survey has been 50 m, several the newer holes have been surveyed every 5 m to discern any potential risk of deviation affecting the accuracy of the interpretation.

A study of the deviation for the holes which have currently been surveyed showed that the average deviations (of more than 3,500 measurements) down-hole are only -0.06° bearing and 0.09° inclination. This would indicate that the lack of down-hole survey information is not necessarily a risk at Yauricocha, although SRK recommends continuing the practice of surveys and nominal intervals of 25 to 50 m to ensure quality of information.

SRK visited the core logging and sampling facilities at the mine site in early 2015, mid-2017, and in April 2019, and notes that the logging facility is clean and sufficiently equipped. Logging is conducted on paper and transferred to Microsoft Excel® worksheets. Details recorded include geotechnical information such as recovery and RQD, geologic information (lithology, alteration, mineralization, etc.), sampling information, as well as other parameters, which may not get incorporated into the digital database. Samples are selected by the geologist and placed in numbered plastic bags, along with a bar-coded sample ticket for tracking. Bags are tied tightly to prevent contamination during handling and transport.

Drill recovery is generally over 97%, and there appears to be no relationship between grade distribution and recovery.

Drill holes are split by hydraulic or manual methods where core is broken or poorly indurated and is sawn by rotary diamond saw blade when the core is competent. In both scenarios, care is taken to ensure that the sample is collected in a consistent and representative manner. SRK notes that sampling is only conducted in segments of core that are noted as having obvious mineralization during logging. This results in several occurrences where the first sample in a drill hole may be a very high grade one, or that there may be multiple high-grade samples with un-sampled intervals in between. These intervals have been considered as un-mineralized based on the assumptions made for the sampling or lack thereof and are flagged with a lowest-limit-of-detection value. For

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 53

arsenic (AS), which is regarded as a deleterious element the intervals were left blank as well as for iron (FE), which is utilized to establish polymetallic mineralized zones in-situ density.

10.2.2	Channel Sampling

Channel samples are collected underground by the geology staff. Samples are collected via hammer and chisel, with rock chips collected on a tarp for each sample and transferred to sample bags. Typical sample intervals are 1 m along the ribs of crosscuts within stopes for the large mineralized zones, and 2 m across the back of the stopes for the small mineralized zones. Ideal weights are between 2.5 kg and 3 kg. The samples are placed in a plastic bag labeled with a permanent marker on the outside. A sample ticket displaying the number and bar code is inserted in the bag. The bags are tied to prevent outside contamination during their handling and transportation to the assay lab.

SRK notes that samples are not weighed to ensure representativeness, but geologists are involved in the channel sampling efforts to direct samplers to collect samples, which visually are representative of the mineralization.

10.3	Interpretation and Relevant Results

Drilling and sampling results are interpreted by Minera Corona site geologists and are reviewed in cross sections and plan/level maps. The relevant results are those featuring significant intervals of geologic or economic interest, which are then followed-up by further drilling or exploration development.

SRK notes that other sampling types are described in the documentation at Yauricocha, such as point samples, muck samples, and others. These sampling types are used for specialized purposes only and are not used in the resource estimation.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 54

11	Sample Preparation, Analysis and Security

11.1	Security Measures

Core and channel sample material is stored at the mine site in a secure building and the boxes are well labeled and organized. The entire mine site is securely access-controlled. Samples submitted to third-party laboratories are transported by mine staff to the preparation laboratory in Lima. The channel samples are processed at Minera Corona’s Chumpe laboratory located in the Concentrator Plant under the supervision of company personnel.

The on-site laboratory currently is not independently certified. Channel sample locations are surveyed underground by mine survey staff. Sample start and end-point locations are assumed to be accurate to centimeter accuracy.

11.2	Sample Preparation for Analysis

Samples are generally prepared by a primary and secondary laboratory:

·	Primary: Chumpe Laboratory –Yauricocha Mine Site; Non-ISO Certified

·	Secondary: ALS Minerals (ALS) – Lima; ISO 9001:2008 Certified

The majority of the sample preparation is completed at the Chumpe laboratory, except in cases where checks on the method of preparation are desired and ALS conducts sample prep on duplicate check assays.

11.2.1	Chumpe Laboratory

The majority of historical core samples, and effectively all channel samples have been prepared and analyzed by the Chumpe laboratory. Detailed procedures have been documented by Minera Corona and are summarized below (in italics).

Sample Reception

Channel samples and selected mine infill drilling are collected in the field by the geology staff and transported by Yauricocha personnel from the Yauricocha Mine or Klepetko Adit and are received at the reception counter at the Chumpe laboratory entrance. A log entry is made to record the number of samples being received. These samples are generally between 1.5 and 3.0 kg; are damp and received in plastic bags.

Preparation

Equipment used in sample preparation includes:

·	1 – Primary Jaw Crusher, Make – Denver, Jaw capacity – 5” x 6”, Output – 70%, passing ¼ inch;

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 55

·	1 – Secondary Jaw Crusher, Make – FIMA, Jaw capacity – 5” x 6”, Output –80%, passing No. 10 mesh;

·	1 – Pneumatic Pulverizer, Make – Tmandina;

·	2 – Sample Dryers, with temperature regulator;

·	1 – ½” Stainless steel splitter, Make – Jones;

·	Five compressed air nozzles;

·	Stainless steel trays, 225 x 135 x 65 mm;

·	Stainless steel trays, 300 x 240 x 60 mm;

·	Plastic or impermeable cloth; and

·	2” brushes.

Preparation Procedure

Prior to beginning sample preparation, workers verify that:

·	The equipment is clean and free from contamination;

·	The crushers and pulverizers are functioning correctly; and

·	The numbering of the sample bags that all bags are unique and identifiable.

The procedure at Chumpe to reduce the sample to a pulp of 150 gm, at 85% passing 200 mesh is:

·	Transfer the sample to the appropriate tray, depending on the volume of the sample, noting the tray number on the sample ticket;

·	Insert a blank sample (silica or quartz) in each batch;

·	Place in the Sample Dryer at a temperature of 115ºC;

·	Code the sample envelopes with the information from the sampling ticket noting the sample code, the tray number, date and the quantity of samples requested on the sample ticket;

·	Once dry, remove and place the tray on the worktable to cool;

·	Pass 100% of the sample through the Primary Jaw Crusher when particle sizes exceed 1 inch, the resulting product is 70% passing ¼ inch;

·	Pass the sample through the secondary crusher, the resulting product 80% passing -10 mesh;

·	Clean all equipment after crushing of each sample using compressed air;

·	Weigh the -10-mesh coarse material and record;

·	Dump the complete sample into the Jones Splitter and split/homogenize to obtain an approximate 150 g split. Clean the splitter after each sample with compressed air;

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 56

·	Put the 150g sample in numbered envelopes in the tray for the corresponding sample sequence;

·	Pulverize sample using the cleaned ring pulverizer until achieving a size fraction of 85% - 200 mesh. Clean the ring apparatus after each sample with the compressed air hose;

·	Transfer the pulverized sample to the impermeable sample mat, homogenize and pour into the respective coded envelope; and

Clean all materials and the work area thoroughly

11.2.2	ALS Minerals

For core samples, bagged split samples are transported by the internal transport service from the core logging facility. Samples are transported by truck to Lima for submission to the ALS Minerals laboratory in Lima. ALS records samples received and weights for comparison to the Yauricocha geologist’s records for sampling

Samples prepared at ALS Minerals exclusively include the 2016 to present exploration diamond drilling. SRK has not visited the ALS Minerals lab in Lima but notes that ALS Minerals-Lima is an ISO-Certified preparation and analysis facilities and adheres to the most stringent standards in the industry.

The PREP-31 method of sample preparation was used for all samples processed through ALS Minerals. This includes jaw crushing to 70% less than 2 mm, with a riffle split of 250 g, then pulverized using ring pulverizers to >85% passing 75 mm. Samples are tracked in barcoded envelopes throughout the process using internal software tracking and control measures. ALS is an industry leader in sample preparation and analysis and uses equipment that meets or exceeds industry standards.

11.3	Sample Analysis

Samples are generally analyzed by a primary and secondary laboratory:

·	Primary: Chumpe Laboratory –Yauricocha Mine Site; Non-ISO Certified; and

·	Secondary: ALS Minerals – Lima; ISO 9001:2008 Certified;

·	Note: ALS is the primary laboratory for all diamond exploration drilling samples.

The Chumpe Laboratory provides all analyses used in the drilling/sampling database supporting the Mineral Resource estimation, whereas the ALS Laboratory is used exclusively as an independent check on the Chumpe laboratory for these samples.

11.3.1	Chumpe Laboratory

Core and channel samples from the mine are assayed utilizing two procedures. Silver, lead, zinc, and copper are assayed by atomic absorption (AA) on an aqua-regia digest. Gold is assayed by

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 57

fire assay (FA) with an AA finish. Lower limits of detection (LLOD) are shown in Table 11.1, and are higher than those for ALS Minerals as Chumpe does not run the same multi-element analysis.

Table 11-1: Chumpe LLODS

Element	LLOD	Unit
Ag	0.2	ppm
Au	0.01	ppm
Cu	0.02%
Pb	0.02%
Zn	0.02%

Source: Sierra Metals, 2019

11.3.2	ALS Minerals Laboratory

The core samples analyzed at ALS are analyzed for a suite of 35 elements using inductively coupled plasma atomic emission spectroscopy (ICP-AES) on an aqua-regia digest, generally used to discern trace levels of multiple elements. Samples are also analyzed using an AA method on an aqua-regia digest for accuracy at ore-grade ranges. Au is analyzed using FA (gravimetric finish) with an AA finish.

Lower limits of detection for the critical elements are shown in Table 11.2.

Table 11-2: ALS Minerals LLODs

Element	LLOD	Unit
Ag	0.2	ppm
Au	0.005	ppm
Cu	0.001%
Pb	0.001%
Zn	0.001%

Source: Sierra Metals, 2019

11.4	Quality Assurance/Quality Control Procedures

Part of this section has been excerpted from NI 43-101 Technical Report on the Yauricocha Mine, prepared by Gustavson Associates, report date May 11, 2015 and is shown in italics. Standardizations have been made to suit the format of this report; any changes to the text have been indicated using [brackets].

Prior to 2012, Minera Corona did not utilize the services of an independent lab for data verification. The company used an internal QA/QC procedure at its assay lab (Chumpe) located in the Concentration Plant. Historically, the results have compared well with the metal contained in concentrates and further work on a formal external QA/QC procedure had not been pursued. Beginning in 2012, Minera Corona began to use external check assays as part of the validation system for the Chumpe lab data stream.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 58

The current procedure includes certified standards, blanks, pulp duplicates, and sample preparation size review. These are processed at approximately one per 20 samples. External labs receive approximately one sample for each 15 processed internally. Gustavson did not have the opportunity to fully observe the laboratory operation; however, Gustavson has examined QA/QC records of certified standards for 2011 through 2014.

The results of the historical QA/QC show that the Chumpe laboratory generally performed well with respect to the standard blanks and duplicates submitted from the exploration department, but SRK notes that this has not been the case over the entire project history, with the Chumpe lab consistently missing targets for certain types of QA/QC. This resulted in a limited program of pulverized duplicate samples for every sample interval being submitted to ALS Minerals in Lima as a check on the Chumpe lab, where the results showed a consistent bias. Historically, Chumpe lab appeared to under-report Ag compared to ALS duplicates, although other metals appeared to be relatively consistent. For this reason, the mine abandoned the use of the Chumpe lab for the new exploration drilling, with all samples being sent to ALS Mineral in Lima prior to 2018. A number of improvements were implemented since 2018 at the Chumpe laboratory to improve the historical poor performance and increase its sample through put. There is a noticeable improvement in the Chumpe laboratory performance since 2018.

Currently, Minera Corona uses a very aggressive program of QA/QC for new exploration areas to mitigate uncertainty in analytical results. A subsequent and more detailed review of the QA/QC applied to new exploration efforts focused on Esperanza is discussed in Sections 11.4.1 through 11.4.3.

11.4.1	Standards

Minera Corona currently inserts standards or certified reference materials (CRM) into the sample stream at a rate of about 1:20 samples, although the insertion rate is adjusted locally to account for particular mineralogical observations in the core. Five standards have been generated by Minera Corona and certified via round robin analysis for the current exploration programs. These standards have been procured from Yauricocha material, and homogenized and analyzed by Target Rocks Peru S.A., a commercial laboratory specializing in provision of CRM to clients in the mining industry.

Each CRM undergoes a rigorous process of homogenization and analysis using aqua-regia digestion and AA or ICP finish, from a random selection of 10 packets of blended pulverized material. The six laboratories participating in the round robin for the Yauricocha CRM are:

·	ALS Minerals, Lima;

·	Inspectorate, Lima;

·	Acme, Santiago;

·	Certimin, Lima;

·	SGS, Lima; and

·	LAS, Peru.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 59

The mean and between-lab standard deviations (SD) are calculated from the received results of the round robin analysis, and the certified means and tolerances are provided in certificates from Target Rocks. The certified means and expected tolerances are shown in Table 11.3

Table 11-3: CRM Expected Means and Tolerances

CRM	Certified Mean				Two Standard Deviations (between lab)
Element	Ag	Pb	Cu	Zn	Ag	Pb	Cu	Zn
	(g/t)	(%)	(%)	(%)	(g/t)	(%)	(%)	(%)
MAT-04	29.10	0.70	0.16	0.28	2.10	0.03	0.01	0.01
MAT-05	128.20	2.37	0.58	2.50	7.70	0.06	0.02	0.12
MAT-06	469.00	7.75	2.53	7.98	13.00	0.20	0.12	0.23
MCL-02	40.8	0.65	1.58	2.49	3.4	0.05	0.08	0.09
PLSUL-03	192.00	3.09	1.03	3.15	4.00	0.08	0.04	0.13
PLSUL-04	6.70	0.09	0.24	0.23	0.50	0.01	0.01	0.01
PLSUL-05	13.6	NA	0.49	0.47	1.00	NA	0.03	0.02
PLSUL-06	30.30	1.94	0.21	1.60	2.90	0.04	0.01	0.11
PLSUL-07	79.20	5.94	0.45	4.67	4.50	0.27	0.02	0.20
PLSUL-08	248.00	12.46	0.98	12.54	14.00	0.39	0.04	0.55

Source: Sierra Metals: 2019

During the 2017, 2018 and 2019 drilling campaigns an additional 11 CRMs were inserted into the sample stream at the Chumpe laboratory, one of which was designed specifically for Au inspection (MRISi81). The additional CRMs and their expected tolerances are shown in Table 11.4.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 60

Table 11-4: 2017 – 2019 CRM Means and Tolerances

CRM	Certified Mean					Two Standard Deviations (between lab)
Element	Au (g/t)	Ag	Pb	Cu	Zn	Ag	Pb	Cu	Zn	Au (g/t)
		(g/t)	(%)	(%)	(%)	(g/t)	(%)	(%)	(%)
MRISi81	1.79									0.048
PLSUL-10		85.0	5.70	0.608	5.39	6.0	0.13	0.032	0.22
PLSUL-14		25.5	0.857	0.032	5.17	0.9	0.06	0.0003	0.16
PLSUL-15		22.7	0.6	0.041	0.97	1.7	0.02	0.002	0.04
PLSUL-22		83	1.22	0.147	3.13	4.8	0.08	0.01	0.16
PLSUL-24		114	3.69	0.272	7.72	4.0	0.19	0.016	0.26
PLSUL-32		42.5	0.53	0.429	1.04	3.6	0.04	0.02	0.03
PLSUL-33		51.1	0.65	0.738	2.35	3.7	0.03	0.038	0.10
PLSUL-34		109	1.6	1.454	5.19	5.3	0.06	0.07	0.3
ST1700013 (Oz/Tc)		0.799	0.167	0.226	0.467	0.052	0.008	0.012	0.028
ST1700014 (Ox/Tc)		3.478	2.664	0.803	5.178	0.074	0.042	0.024	0.206

Source: SRK Consulting: 2019

SRK notes that the CRMs are adequate for QA/QC monitoring and that in 2018 a rigorous QAQC program was set in place and maintained, including a recently included CRM for Au. Minera Corona has submitted 177 CRM to ALS Minerals in 2015-2017 for new drilling with an average insertion rate of about 5%. Between 2018 and 2019 a total of 435 CRMs were sent to ALS for independent checking and the Chumpe laboratory analyzed a total of 6,319 during that same timeframe. These two sets of CRMs were reviewed independently by SRK in 2019.

Figure 11.1 shows the performance of lead CRM, PLSUL-22, which was analyzed during the 2019 drilling campaign in the Esperanza area. All samples within this batch are unbiased and distributed evenly about the Expected value. Similarly, the CRM samples analyzed in 2019 at the Chumpe laboratory for zinc and silver are within acceptable limits (Figure 11.2 and Figure 11.3). CRM samples that repeatedly occur above or below the 3 standard deviations limit (+/-3SD) should be repeated along with +/- 5 samples above and below the erroneous CRM interval.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 61

srk consulting
Reference Material PLSUL-22
N = 21
1.7
1.5
1.3
1.1
0.9
0.7
0.5
Pb %
PLSUL-22
Expected Value
+2StdDev
-2StdDev
-3StdDev
+3StdDev
3/22/19
3/22/19
3/22/19
3/22/19
3/22/19
3/22/19
3/22/19
4/15/19
5/5/19
5/5/19
5/5/19
5/5/19
6/6/19
7/1/19
7/1/19
7/1/19
7/1/19
7/1/19
9/9/19
9/9/19
9/9/19
Lab Date

Figure 11-1: Lead CRM Analyses – Chumpe Laboratory 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 62

Figure 11-2: Zinc CRM Analyses – Chumpe Laboratory 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 63

Figure 11-3: Silver CRM Analyses – Chumpe Laboratory 2019

Performance: ALS Minerals

SRK generally uses a nominal +/-3 SD criteria for evaluating failures of the CRM. The SD used is the between lab SD, as provided in the certificates from Target Rocks. SRK notes that failure rates for the CRM as provided are very high for Cu, which are due to rounding differences between lab certificates and CRM values. All other elements have minimal failure results, although CRM PLSUL-10 reports low results for Pb, which will need to be monitored in future.

The tabulated QA/QC results for the 2018 drilling campaign using ALS as the testing laboratory are shown in Table 11.5. In 2018, Corona submitted a total of 435 samples to ALS laboratories for independent checking. As is evident in Figure 11.4, the CRM PLSUL-10 has performed systematically below the reported expected value, but is within a 3 standard deviation range, signifying that there is an issue with the CRM reporting limits. Figure 11.5 and Figure 11.6 depict the zinc and silver charts of CRM PLSUL-10 respectively, and the same low bias is evident for these elements. Limited samples were sent to ALS in 2019, with the bulk of samples analyzed and tested at the Chumpe laboratory.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 64

Table 11-5: 2018 CRM Performance Summary – ALS Minerals

STD	Total	Low 3SD	High 3SD	Failure % Low	Failure % High
Ag (g/t)
PLSUL-22	99	0	0	0.00%	0.00%
PLSUL-24	109	2	0	1.83%	0.00%
PLSUL-10	13	0	0	0.00%	0.00%
PLSUL-14	36	0	34	0.00%	94.44%
PLSUL-15	12	0	0	0.00%	0.00%
All Ag	269	2	34	0.74%	12.64%
Pb (%)
PLSUL-22	99	0	0	0.00%	0.00%
PLSUL-24	109	2	0	0.00%	0.00%
PLSUL-10	13	9	1	69.23%	7.69%
PLSUL-14	36	0	0	0.00%	0.00%
PLSUL-15	12	1	0	8.33%	0.00%
All Pb	269	12	1	3.72%	5.77%
Cu (%)
PLSUL-22	99	0	6	0.00%	6.06%
PLSUL-24	109	1	19	0.00%	17.43%
PLSUL-10	13	0	1	0.00%	7.69%
PLSUL-14	36	36	0	100.00%	0.00%
PLSUL-15	12	0	1	0.00%	8.33%
All Cu	269	37	27	13.38%	10.04%
Zn (%)
PLSUL-22	99	1	2	1.01%	2.02%
PLSUL-24	109	4	1	3.67%	0.92%
PLSUL-10	13	1	0	7.69%	0.00%
PLSUL-14	36	2	1	5.56%	2.78%
PLSUL-15	12	2	0	16.67%	0.00%
All Zn	269	10	4	3.72%	1.49%

Source: SRK, 2020

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 65

Figure 11-4: Lead CRM Analyses – ALS Laboratory 2018

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 66

Figure 11-5: Zinc CRM Analyses – ALS Laboratory 2018

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 67

Figure 11-6: Silver CRM Analyses – ALS Laboratory 2018

Performance: Chumpe Laboratory

In 2018, Corona instigated a rigorous QAQC program whereby Standards, Duplicates (Core and Pulp) and Blanks were routinely inserted into the assay sample stream. Monthly QA/QC reports were generated onsite and the results confirm the improved performance of the Chumpe laboratory in more recent years whereby CRM failure rates have been significantly reduced. The performance of the 2018 and 2019 CRM’s at the Chumpe Laboratory are summarized in Table 11.6. Significant under reporting of Pb, Cu and Zn were, however, still a problem for certain CRM’s in 2018. CRM results in 2019 appear to be significantly improved. Laboratory reporting limits account for most of the Cu discrepancies, whereas CRM sample mix-ups also account for several of the failures

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 68

Table 11-6: 2018 CRM Performance Summary – Chumpe Lab

2018
STD	Total	Low 3SD	High 3SD	% Low	% High
Ag (g/t)
PLSUL-10	97	1	0	1.03%	0.00%
PLSUL-14	77	0	58	0.00%	75.32%
PLSUL-15	94	0	3	0.00%	3.19%
All Ag	268	1	61	0.37%	22.76%
Pb (%)
PLSUL-10	97	87	0	89.69%	0.00%
PLSUL-14	77	0	0	0.00%	0.00%
PLSUL-15	94	0	1	0.00%	1.06%
All Pb	268	87	1	32.46%	0.37%
Cu
PLSUL-10	97	30	0	30.93%	0.00%
PLSUL-14	77	76	1	98.70%	1.30%
PLSUL-15	94	3	48	3.19%	51.06%
All Cu	268	109	49	40.67%	18.28%
Zn
PLSUL-10	97	1	1	1.03%	1.03%
PLSUL-14	77	0	2	0.00%	2.60%
PLSUL-15	94	85	4	90.43%	4.26%
All Zn	268	86	7	32.09%	2.61%
2019
Ag (g/t)
PLSUL-22	39	4	0	10.26%	0.00%
PLSUL-24	40	15	2	37.50%	5.00%
PLSUL-32	4	0	0	0.00%	0.00%
PLSUL-33	3	1	0	33.33%	0.00%
PLSUL-34	2	2	0	100.00%	0.00%
All Ag	88	22	2	25.00%	2.27%
Pb (%)
PLSUL-22	39	0	0	0.00%	0.00%
PLSUL-24	40	2	3	5.00%	7.50%
PLSUL-32	4	0	0	0.00%	0.00%
PLSUL-33	3	0	0	0.00%	0.00%
PLSUL-34	2	0	0	0.00%	0.00%
All Pb	88	2	3	2.27%	3.41%
Cu (%)
PLSUL-22	39	0	3	0.00%	7.69%
PLSUL-24	40	0	2	0.00%	5.00%
PLSUL-32	4	0	0	0.00%	0.00%
PLSUL-33	3	1	0	33.33%	0.00%
PLSUL-34	2	0	1	0.00%	50.00%
All Cu	88	1	6	1.14%	6.82%
Zn (%)
PLSUL-22	39	0	7	0.00%	17.95%
PLSUL-24	40	3	3	7.50%	7.50%
PLSUL-32	4	0	2	0.00%	50.00%
PLSUL-33	3	0	0	0.00%	0.00%
PLSUL-34	2	0	0	0.00%	0.00%
All Zn	88	3	12	3.41%	13.64

Source: SRK, 2020

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 69

11.4.2	Blanks

Minera Corona currently inserts unmineralized quartz sand blanks into the sample stream at a rate of 1:20 samples, or adjusted as necessary, to ensure smearing of grade is not occurring immediately after higher grade intervals. Blanks are generally about 0.5 kg of silica sand, bagged and submitted in the sample stream along with the normal core samples. The results of the Blank analysis in 2019 show that based on a failure criterion of 5 times the LLOD, there are no systematic failures for the Chumpe samples (Table 11.7). LLODs for the Chumpe laboratory is presented in Table 11.8.

Between 2017 and 2019 a total of 6,754 Blanks were inserted into the sample stream at the Chumpe laboratory. Figure 11.7 displays 39 zinc samples from the Esperanza deposit, all of which are well below the 5 times LLOD failure criteria.

Table 11-7: 2019 Chumpe Blank Failures

Lab	Count	Failures
		Ag	Pb	Cu	Zn	Au
Chumpe	47	0	0	0	0	0

Source: SRK, 2020

Failures assessed on a 5X LLOD basis.

Table 11-8: Lower Limits of Detection for the Chumpe Laboratory

Element	LLOD	Unit
Ag	3.43	ppm
Au	0.03	ppm
Cu	0.01%
Pb	0.01%
Zn	0.01%

Source: Sierra Metals, 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 70

Figure 11-7: Zinc Blank Analyses – Chumpe Laboratory 2019

11.4.3	Duplicates (Check Samples)

SRK was provided duplicate sample data for 2018 and 2019.

True duplicate samples such as the other half of split core or a crushed/pulverized sample resubmitted to the same laboratory are common practice for normal QA/QC programs but become less critical once development and mining continues. These samples are designed to check the primary assay laboratory’s ability to repeat sample values or to check the nugget effect of the deposit very early on, but the inherent variability of the deposit is typically known at the production stage.

While Minera Corona did not submit true duplicate samples for the years preceding 2017, these intra-lab repeatability checks were instigated for the 2018 and 2019 drilling campaigns, for a combined total of 2,652 samples.

Minera Corona uses three types of check samples in the QA/QC program. These include twin (core) duplicates, coarse duplicates (crushed), and pulp duplicates (pulverized) to assess repeatability at the different phases of preparation between the site lab and third-party ALS lab.

In 2018 and 2019, pulp and core duplicate samples were routinely performed on all assay batches submitted to both ALS and Chumpe laboratory, for a total of 7,517 samples. Agreement between

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 71

original samples and duplicate samples were found to be within acceptable limits for silver, lead and zinc (Figure 11.8, Figure 11.9, and Figure 11.10).

Source: SRK Consulting: 2019

Figure 11-8: 2019 Pulp Duplicate Ag Analyses

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 72

Source: SRK Consulting: 2019

Figure 11-9: 2019 Pulp Duplicate Pb Analyses

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 73

Source: SRK Consulting: 2019

Figure 11-10: 2019 Pulp Duplicate Zn Analyses

11.4.4	Actions

SRK notes that the actions taken by the exploration team at Yauricocha is documented in the QA/QC procedures for the mine. In the event that a failure is noted, the laboratory is contacted, and the source of the failure is investigated. There is no formal documentation for procedures involving re-runs of batches at this time, but SRK understands that this is the process being used. SRK notes that the QA/QC reports are not amended to reflect the new passing QA/QC and batch, and only reflect the initial failure and batch to track laboratory performance rather than the performance of reruns.

SRK is of the opinion that these actions are not consistent with industry best practice, which generally features a program of reanalysis upon failure of a CRM in a batch of samples. Subsequent to this are the incorporation of the revised samples into both the database and QA/QC analysis. SRK notes that this program is implemented at other Sierra Metals sites but is not well documented at Yauricocha.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 74

11.4.5	Results

The results of the QA/QC program described above show relatively high incidence of failures across the board for all types of QA/QC, with the CRM and the obvious bias between check duplicates being the most concerning. SRK notes that the CRM failures are potentially due to ongoing sample mix-ups, but that this inherently represents a failure in the process that must be reviewed. SRK evaluated the CRM performance using more lenient tolerances than the CRM themselves recommend (+/-3SD vs +/-2SD) as the recommended certified performance ranges result in extreme failure rates.

If the SD and performance criteria for the CRM as calculated by Target Rocks is deemed reasonable, and it is determined that the laboratories should be able to meet the performance criteria, then this is a more serious matter. The laboratories are not capable of analyzing to the precision needed for these CRM, and the laboratory practices should be reviewed. Uncertainty in the accuracy and precision of the analyses would be introduced through this process, requiring some action in terms of the classification of the Mineral Resources.

SRK is aware that the bias of the Chumpe laboratory compared to ALS has been noted and that changes in procedures and hardware are still being implemented at Chumpe to better approximate the preparation and analysis methodology employed by ALS. QA/QC methods have been adjusted in recent years and the results from the 2018 and 2019 reflect the positive change.

11.5	Opinion on Adequacy

SRK is of the opinion that the database is supported by adequate QA/QC to have reasonable confidence to estimate Mineral Resources. SRK notes that the failures in the QA/QC should be addressed as soon as possible through review of the original CRM/Blanks and their performance limits, as well as reasons for consistent bias observed between the site Chumpe lab and ALS Minerals. SRK notes that these biases are conservative given that Chumpe is the source for the historical drilling database and current channel samples, and that the nature of the bias is not such that the entire resource would be under or over-stated.

SRK did not observe any consistent performance issues over time (2015-2019) at either lab, but rather noted isolated and apparently random failures for the CRM and blanks in particular. As noted, many of these can be attributed to sample mixing during QA/QC submittal or potential issues with the CRM, both problems in and of themselves. SRK continues to recommend that more attention is given to sampling and QA/QC in the future to continue to mitigate potential uncertainty in the analyses supporting the Mineral Resource. SRK also notes that any bias from the Chumpe analyses will likely be conservative due to the significant under reporting of Ag for Chumpe compared to ALS.

Although the performance and monitoring of the QA/QC samples is not consistent with industry best practices, SRK notes that the lack of precision in certain analyses (Ag, Zn, Pb, Cu) is less critical due to the nature of the mineralization and mining criteria at Yauricocha. Precision issues between 0.1% to 0.2% in the base metals is likely not sufficient to cause material issues in deciding whether material is mined or not, and these decisions are generally made with ongoing

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 75

development samples and grade control entirely unsupported by detailed QA/QC. Thus, much of the risk associated with the analyses has already be borne by the active mining of multiple areas at Yauricocha and mitigated by ongoing profitable production. SRK is of the opinion that while these issues should be addressed going forward; they represent little risk to the statement of Mineral Resources at this time.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 76

12	Data Verification

Other independent consultants such as Gustavson and Associates has verified the data supporting Mineral Resource estimation at Yauricocha since 2012. SRK notes that the data verification process is made difficult due to the lack of a compiled and well-ordered database for the overall mine area.

12.1	Procedures

For data prior to 2016, Gustavson reviewed the drill hole and underground channel samples databases for the Yauricocha project and compared the assay database with a separately maintained database of assay data which is described as ‘laboratory data’. Chumpe lab does not provide a separately maintained database, nor are there assay certificates with which to compare the database.

In 2017, SRK reviewed individual analytical certificates from ALS Minerals and compared a random selection of 20 of these back to the database. No errors were noted in the values from the sheets to the digital database. SRK notes that this represented about 7% of the total assays.

For the 2019 database, SRK compared approximately 5% of the Chumpe Laboratory results for the period 2018 to 2019 back to the Chumpe Laboratory supplied Excel spreadsheets. No errors were noted between the two sources of results for silver, gold, lead, zinc and copper analytes. However, there were instances where arsenic and iron analytes where not available in the geological drillhole database. The entire analytical database was checked for further such instances and this information was sourced and updated where it was analyzed and available.

12.2	Limitations

SRK has not reviewed 100% of the analyses at Yauricocha against certified, independent assay certificates.

12.3	Opinion on Data Adequacy

SRK has relied upon the verification conducted by others previously and has conducted independent verification of assays to analytical certificates from ALS Minerals for the recent project history. SRK also notes that much of the risk associated with potential version control issues, database contamination or transposition, is borne-out through daily production in the currently operating underground mine.

SRK recommends the installation of a dedicated database management platform that will compile and validate the database used in Mineral Resource estimation against the actual certificates received from Chumpe, as well as make QA/QC management and database export more flexible and reliable.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 77

13	Mineral Processing and Metallurgical Testing

13.1	Testing and Procedures

Yauricocha’s facilities include a metallurgical laboratory at site. Sampling and testing of samples are executed on a as needed basis. Information available from site shows that Yauricocha has been testing various samples from the mineralized zones as follows:

•	Samples from Mina Central – Cuerpo Esperanza: a polymetallic Ag-Cu-Pb-Zn material that at laboratory scale achieved comparable results to those achieved in the industrial scale plant. Three products resulted from the tests: copper concentrate, lead concentrate, and zinc concentrate. Silver is preferably deported to copper and lead concentrates. No deleterious elements were reported in the flotation concentrates.

•	Samples from a polymetallic material: test results are comparable to those of the industrial scale plant. Three products resulted from the tests: copper concentrate, lead concentrate, and zinc concentrate. Silver is preferably deported to copper and lead concentrates. Yauricocha continues testing alternative flotation conditions and reagents to reduce arsenic and antimony presence in copper concentrate and lead concentrate.

•	Samples from Mina Mario (Pb-Zn): successfully produce a good quality lead sulfide concentrate and found difficulties in achieving commercial quality zinc grades.

•	Samples from Cuerpo Contacto Occidental: correspond to an oxide Ag-Pb material that successfully achieved good quality lead sulfide concentrate and lead oxide concentrate. Approximately 70% of the silver was deported to concentrates, with approximately 47% of the total being deported to lead oxide concentrate.

•	Additionally, samples identified as sourced from: Angelita, Antacaca, Catas, Celia, Cuye Cobre, Cuye Polimetalico, Gallito, Karlita has been subject to mineralogy analysis and flotation testing.

•	Samples from an oxide copper mineral: this sample achieved poor metallurgical performance that laboratory personnel attributed to high presence of copper carbonates. Additional tests are planned for these samples.

•	Samples from Esperanza Norte: a copper bearing material that achieved reasonable copper recovery and concentrate grade but with high presence of arsenic. The laboratory personnel’s recommendation is to blend this material in the mill feed.

•	Samples from copper sulfide minerals: achieved high recovery and concentrate grade but with significant arsenic presence in the copper concentrate. The laboratory’s recommendation is to batch processing this material in the plant.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 78

13.2	Recovery Estimate Assumptions

Final concentrates in Table 13.1 for the January to October 2019 period show typical commercial concentrate grades. In the polymetallic circuit, the fresh feed assaying 1.1% Cu yielded a concentrate assaying 29.7% Cu at a recovery of 77.5% Cu. Deportment of Zn and Pb to copper concentrate translated in grade of 5.6% Zn and 1.7% Pb respectively which may trigger penalties from buyers. Silver recovery to copper concentrate reached 26.4% equivalent to 613 grams/tonne Ag in concentrate.

In terms of lead sulfide concentrate from the polymetallic circuit, 89.1% of the lead metal in fresh feed assaying 1.6% Pb was deported to a sulfide concentrate grading 57.7% Pb. Deportment of Cu and Zn to lead concentrate reached grades of 2.4% and 5.5% respectively. The large fraction of silver feeding the polymetallic circuit was deported to the lead concentrate; it reached 43.1% recovery for the period in question.

The zinc concentrate recovered 88.1% of the zinc metal or equivalent to a grade of 50.9% Zn in concentrate. Lead and copper recovery to the zinc concentrate translated in grades of 0.70% and 1.70%, respectively. Silver deportment to the zinc concentrate reached 8.9% or 92.6 grams/tonne.

Gold deportment is spread among all concentrate product and consequently it is unlikely that achieves payable levels. Yauricocha may want to look at opportunities to concentrate gold into a single product to reach payable levels, or alternatively attempt gravity concentration in the grinding stage and/or alternatively in the final flotation tails.

Table 13-1: Yauricocha Metallurgical Performance, January to October 2019

Processing Circuit	Stream	Tonnes	Concentrate Grade					Recovery (%)
			Au	Ag	Pb	Cu	Zn	Au	Ag	Pb	Cu	Zn
			(g/t)	(g/t)	(%)	(%)	(%)
Polymetallic	Fresh Ore	889,472	0.6	64.8	1.6	1.1	3.6	100	100	100	100	100
	Cu Concentrate	24,838	2.2	613.4	1.7	29.7	5.6	10.6	26.4	3	77.5	4.3
	Pb Concentrate	21,698	2.0	1145.1	57.7	2.4	5.5	8.5	43.1	89.1	5.4	3.7
	Zn Concentrate	55,966	0.5	92.6	0.7	1.7	50.9	4.9	8.9	2.6	9.9	88.1
Oxide	Fresh Ore	No oxide ore treatment during this period
	Pb Concentrate
	Pb Oxide Concentrate
	Fresh Ore
	Cu Oxide Concentrate
	Fresh Ore
	Cu Concentrate

Source: Sierra Metals, 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 79

14	Mineral Resource Estimates

Mineral Resource Estimations have been conducted by the following Qualified Person, using various industry-standard mining software:

•	Andre Deiss, Principal Resource Geologist of SRK Consulting (Canada) Inc.; Datamine Studio RM™ (Datamine).

SRK completed mineral resource estimations for the following mineralized areas (Figure 14-1):

•	Mina Central;

•	Esperanza;

•	Mascota;

•	Cuye;

•	Cuerpos Pequeños; and

•	Cachi-Cachi.

Source: Sierra Metals, 2019

Figure 14-1: Modelled Mineralized areas Estimated at Yauricocha Mine

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 80

14.1	Drillhole/Channel Database

SRK received a drillhole database in digital Microsoft ExcelTM (Excel) format. SRK notes that Minera Corona maintains their own database in an individual unprotected spreadsheet, without a clear chain of custody record. However, the use of a single repository Excel sheet is an improvement on the historical practice of utilizing individual Excel files for each mineralized zone respectively. No record is kept of the original source information as edits are made directly in the current spreadsheet tabs.

SRK is of the opinion that one of the largest and most critical deficiencies at Yauricocha is the lack of a well-maintained and protected geological relational database, which has the capability to track changes. This type of database would facilitate multi-faceted interrogations of the original and interpreted drillhole information available. Furthermore, it would permit flexibility and speed in manipulation and extraction of data for use in any mineral resource estimation. QA/QC results would be seamlessly available to allow for timeous interrogation and intervention on assay result failures.

14.2	Geologic Model

The geologic model was developed by Minera Corona geologists, primarily using Leapfrog® Geo software (Leapfrog). Three-dimensional (3D) models were derived from both drilling and channel samples, as well as incorporating mapping from mine levels and structural observations. Significant expansion and infill drilling between the end of 2017 and the effective date of the resource (October 31, 2019), has resulted in net changes in many areas of the Yauricocha deposit, improving the definition of the mineralized zones. Minera Corona geologists are responsible for the generation of the mineralized solids, allowing for the incorporation of detailed local geological information and hence producing more accurate representations of the mineralized zones as they are exposed on the mine. SRK noted that the mineralized zones at depth have a closer morphology to the actual mined areas, which was not the case prior to 2018. Historically the less informed areas of the models tended to be extremely optimistic for the respective mineralization style. This issue has been addressed since 2018 with additional infill drilling and the modification of the implicit modelling parameters utilized in Leapfrog. This has reduced the volumes of the respective mineralized bodies significantly in areas with a lower density of drilling intercepts.

There is currently no detailed structural or lithological stratigraphic geology model available for the mine. A regional structural model was commissioned by the mine. However, the results were not readily available for SRK to evaluate or comment on the validity thereof. A lithostratigraphic model would facilitate the mine planning process with regards to the ability to apply a lithostratigraphic waste density for dilution purposes.

Mineralization at Yauricocha encompasses two main styles, differentiated by scale, continuity, and exploration and development style, namely:

•	Cuerpos Massivos (large bodies) are bodies formed along major structures of significant (several hundreds of meters) of vertical extent, consistent geometry, and significant strike

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 81

length. The majority of the tonnage mined at Yauricocha is from these bodies, as they are easily intersected by targeted drilling and are mined by bulk mining methods; and

•	Cuerpos Chicos (small bodies) are smaller mineralized bodies of high grades. They are often skarn bodies, are less continuous and less regular in form than the Cuerpos Massivos and are difficult to intersect except with carefully targeted drilling. They are typically mined by overhand cut and fill or similar high-selectivity mining methods. The mine has historically drifted into these zones and delineated them using localized channel sample data.

14.2.1	Mina Central

The geology model for Mina Central has been constructed by Corona site geologists. This model is based on implicit modeling of drilling and channel sampling, and encompasses the Antacaca, Catas, Rosaura, and Antacaca Sur areas, which are broken on geographic and infrastructure boundaries, rather than any mineralogic or geologic boundaries. The model is effectively continuous through all areas. The mineralization is domained using a steeply dipping, NW trending, tabular wireframe constructed in Leapfrog. Both channel sampling and drilling have been used to develop this model. SRK reviewed the wireframes collaboratively with Corona personnel and noted that it appears to be a reasonable representation of the polymetallic sulfide mineralization as logged and sampled in this area. The orebody has been expanded from the previous 2017 model based on revised interpretation and expanded drilling. An example of this model in the context of the previous model is shown in Figure 14-2.

In addition to the expanded extents of the Mina Central area, Corona geologists have modeled selected oxide zones in the Antacaca Sur area based on drilling and development data. This is considered a separate domain from the main Mina Central area for the purposes of data analysis and estimation.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 82

Source: Sierra Metals, 2019

Figure 14-2: Mina Central Mineralized Model

14.2.2	Esperanza

The geology model for Esperanza has been constructed by Corona site geologists. This model is based on a very detailed drilling program as well as cross-sectional and level mapping in order to capture the inherent complexity of this area. The model is implicitly modeled from a series of 8 different areas identified within Esperanza based on mineralogy or textures. These include 3 breccia zones, 1 copper zone, Esperanza North, Esperanza Distal, and a lower grade pyrite-rich area. Four of the zones where not estimated namely:

•	Esperanza Breccia 1 (mined-out);

•	Esperanza Breccia 2 (mined-out);

•	Esperanza Cobre (mined-out); and

•	Esperanza Pirita (not economic).

Esperanza, Esperanza Norte, Esperanza Distal and Esperanza Breccia 3, a newly discovered mineralized zone where all estimated as discrete mineralized zones. The model represents what appears to be a single primary feeder structure at depth, which splits into many “finger-like” smaller structures in the upper levels. With recent drilling this mineralization morphology has been was

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 83

proven to some degree. Although general continuity along strike and down-dip is quite good, SRK notes that the mineralization varies dramatically in orientation and thickness, locally over short distances.

Examples of the Esperanza model in the context of the previous model are shown in Figure 14-3 and Figure 14-4.

Source: Sierra Metals, 2019

Figure 14-3: Esperanza Mineralized Model

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 84

Figure 14-4: Cross-section of Esperanza Geological Model

14.2.3	Mascota

The geology model for Mascota has been constructed by Corona site geologists using implicit modeling in Leapfrog. The model is based on the grouped lithologies from drilling and sampling in the Mascota Mine area. The mineralization style is complex and many faceted. The geological models include copper-rich areas as well as the massive sulfide zones being explored at depth. These areas have been identified as Ag/Pb oxides, low-grade Ag/Pb oxides, Cu oxides, and polymetallic sulfides. They are considered as discrete by the Corona geologists and have been domained separately for the purposes of estimation. The following mineralized areas were estimated independently in the Mascota area:

•	Mascota Oxide Cu Pb-Ag;

•	Mascota Polymetallic North;

•	Mascota Polymetallic East;

•	Mascota Polymetallic (South) East;

•	Mascota Polymetallic South; and

•	Mascota Sur Oxide Cu.

An example of this model in the context of the previous model is shown in Figure 14-5.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 85

Source: Sierra Metals, 2019

Figure 14-5: Mascota Mineralized Model

14.2.4	Cuye

The Cuye orebody has previously been reported as a series of smaller bodies situated between the Mina Central and Mascota areas. Unlike the smaller bodies, the new intersections are thicker and more continuous, if lower grade. Also, they potentially allude to an extension of the Mina Central mineralization to the north, the size and morphology of the Cuye area has completely changed from previous reports and fits more closely with a tabular steeply dipping orebody along the trend of the Mina Central and Esperanza areas. At present, Cuye has only be sampled by relatively widely spaced drilling. It, like Esperanza, also features some pyrite-rich zones which have been modeled separately within the greater Cuye orebody. These areas have been excluded from the estimation as they are considered as waste rock for the mine.

An example of the Cuye orebody, compared with the previous model, is shown in Figure 14-6.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 86

Source: Sierra Metals, 2019

Figure 14-6: Cuye Mineralized Model

14.2.5	Cachi-Cachi

The geology model for Cachi-Cachi has been constructed by Corona site geologists. This model is based on cross-sectional and level mapping, and encompasses the massive orebodies that follow:

•	Angelita;

•	Carmencita;

•	Karlita;

•	Elissa;

•	Celia;

•	Escondida;

•	Privatizadora;

•	Vanessa;

•	Yoselim; and

•	Zulma (not estimated or mined).

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 87

These are discrete mineralized bodies with unique morphologies and mineralization. Carmencita, Vanessa and Yoselim are recently discovered mineralized zones and have been estimated in the 2019. The mineralization is domained using a variety of geometries and orientations, which are generally steeply dipping. Models are wireframes implicitly modeled in Leapfrog. Both channel sampling and drilling have been used to develop these models. SRK reviewed the wireframes collaboratively with Corona personnel and noted that it appears to be a reasonable representation of the polymetallic sulfide mineralization as logged and sampled in this area. An example of these models is shown in Figure 14-7.

Source: Sierra Metals, 2019

Figure 14-7: Cachi-Cachi Mineralized Models

14.2.6	Cuerpos Pequeños

The geology models for the Cuerpos Pequeños has been constructed by Corona site geologists. These models are based on cross-sectional and level mapping as well as the drilling and channel sampling. Models generally encompass small chimney-shaped massive sulfide mineralization, which are considered discrete mineralized bodies with unique morphologies and mineralization (Figure 14-8).

The models included the following:

•	Butz (mined-out);

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 88

•	Contacto Oriental;

•	Contacto Occidental;

•	Contacto Occidental Oxide (not estimated or mined);

•	Contacto Sur Medio (TJ6060);

•	Contacto Sur Medio I (TJ8167);

•	Contacto Sur Medio II (TJ1590); and

•	Gallito.

An example of these models is shown in Figure 14.8.

Source SRK 2019

Figure 14-8: Cuerpos Pequeños Mineralized Models

The mineralization is domained using a variety of geometries and orientations, which are generally steeply-dipping. Models wireframes are implicitly modeled in Leapfrog. Both channel sampling and drilling have been used to develop these models. SRK reviewed the wireframes collaboratively with Corona personnel and noted that it appears to be a reasonable representation of the polymetallic sulfide mineralization as logged and sampled in this area.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 89

The unpredictable nature of the orebodies and the exploration methodology used to delineate them makes for some uncertainty in the interpretation of the bodies, as they have been demonstrated to pinch and swell dramatically over short distances. Although an important source of Mineral Resources and production, these are not relied upon to the same degree as more massive bodies, such as Mina Central and Esperanza. SRK notes that there are several of the Cuerpo Pequeños-type orebodies that have not been modeled or estimated as a part of this report. However, which may have been included in previous reports and includes mineralization, which is currently or has been selectively mined in the past. This has historically made modeling and estimation of the smaller orebodies a distinct challenge, as the mineralization is often significantly or completely depleted through mining between the bi-annual modeling process.

14.2.7	Geology Model as Resource Domains

SRK considered the geology models to be hard boundaries, with respect to the resource estimation methods. However, for the purposes of exploratory data analysis, SRK grouped selected areas based on their geography or mineralogical relationships to ensure that the populations of data were sufficient to make informed decisions regarding compositing, capping, and variography.

For exploratory data analysis, SRK began with reviewing the sample distributions and mean grades for data within each local mineralization area. Based on the review of each local area, SRK elected to use each geologic domain (or subdomain) as a hard boundary to prevent estimation bias between adjacent smaller mineralized envelopes, which was evident from interim resource models produced by Corona resource geologists in 2018. The individual domains were grouped based on a combination of factors including proximity, relative data populations, and mineralization style. The length weighted means for the respective domains are shown below in Table 14-1, as well as the nomenclature and coding for the respective main domains shown in Table 14-2.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 90

Table 14-1: Mean Grades per Mineralized Zone

AREA	Model Prefix	Details	Number of Samples	AG (ppm)	PB (%)	CU (%)	ZN (%)	AU (ppm)	AS (%)	FE (%)
Mina Central	ASO	Antacaca Sur Oxidos	951	152.05	1.75	0.51	1.21	1.23	0.33	30.58
Mina Central	MINAC	Catas / Rosaura / Antacaca Sur Polimetalico / Antacaca	16,379	51.84	0.76	0.95	2.93	0.70	0.14	28.41
Mascota	MAPE	Mascota Polymetallic East	400	113.17	1.68	0.99	9.48	0.68	0.13	26.42
Mascota	MAPN	Mascota Polymetallic North	324	231.85	13.35	0.43	25.48	0.55	0.08	12.1
Mascota	MAPS	Mascota Polymetallic South / Mascota Polymetallic (South) East	329	82.87	0.42	0.38	6.41	0.50	0.10	26.56
Mascota	MAS	Mascota Sur Oxide Cu	143	3.81	0.11	5.18	17.01	0.03	0.16	19.73
Mascota	MOX	Mascota Oxide Cu Pb-Ag	3,869	269.56	8.85	2.72	2.06	1.94	0.28	21.11
Esperanza	ESP	Esperanza	5,778	91.62	1.28	3.35	3.21	0.78	0.42	31.02
Esperanza	ESPBX	Esperanza Breccia 3	53	85.94	3.05	0.41	9.02	0.18	0.07	10.47
Esperanza	ESPD	Esperanza Distal	348	91.48	8.24	0.37	18.00	0.36	0.13	16.2
Esperanza	ESPN	Esperanza Norte	941	94.8	3.11	1.6	7.07	0.73	0.76	26.89
Cuye	CUYE	Cuye	774	34.56	0.21	1.6	1.93	0.68	0.16	29.07
Cuerpos Pequeños	BUT	Butz	229	79.44	1.92	0.27	5.94	0.33	0.06	12.13
Cuerpos Pequeños	COC	Contacto Occidental	362	162.17	4.10	0.25	13.58	0.57	0.08	17.66
Cuerpos Pequeños	COR	Contacto Oriental	589	152.38	3.10	0.77	13.94	0.54	0.55	19.12
Cuerpos Pequeños	CSM	Contacto Sur Medio (TJ 6060)	274	452.68	16.90	0.25	17.76	0.68	0.07	11.59
Cuerpos Pequeños	CSMI	Contacto Sur Medio I (TJ8167)	371	335.3	20.33	0.15	25.43	0.17	0.05	7.71
Cuerpos Pequeños	CSMII	Contacto Sur Medio II (TJ1590)	736	351.81	11.31	0.21	13.64	0.46	0.25	14.35
Cuerpos Pequeños	GAL	Gallito	324	94.33	4.06	1.71	13.45	0.41	0.33	24.36
Cachi-Cachi	ANG	Angelita	2,368	11.82	0.20	0.50	5.68	0.29	0.11	30.04
Cachi-Cachi	CAR	Carmencita	94	93.64	1.30	0.20	6.90	1.04	0.17	24.88
Cachi-Cachi	CEL	Celia	383	25.07	0.42	0.56	3.59	0.43	0.75	26.47
Cachi-Cachi	ELI	Elissa	1,004	110.14	2.39	0.19	10.05	0.36	0.30	20.53
Cachi-Cachi	ESC	Escondida	618	93.13	3.06	0.32	7.38	0.65	0.13	28.30
Cachi-Cachi	KAR	Karlita	1,496	92.47	1.51	0.82	5.68	0.72	0.22	30.67
Cachi-Cachi	PVT	Privatizadora	203	63.51	2.24	0.12	6.62	0.57	0.12	27.63
Cachi-Cachi	VAN	Vanessa	200	93.26	4.00	0.25	14.35	0.64	0.12	21.01
Cachi-Cachi	YOS	Yoselim	195	140.54	4.05	0.13	9.28	1.05	0.6	23.82

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 91

Table 14-2: Summary of Main Resource Domains in Geologic Models

Area	Model Prefix	Domain Description
Mina Central	MINAC	Mina Central
	ASO	Antacaca Sur Oxidos
Esperanza	ESP	Esperanza
	ESPBX	Esperanza Breccia 3
	ESPD	Esperanza Distal
	ESPN	Esperanza Norte
Mascota	MAS	Mascota Sur Oxide Cu
	MAPN	Mascota Polymetallic North
	MAPE	Mascota Polymetallic East
	MAPS	Mascota Polymetallic South / South (East)
	MOX	Mascota Oxide Pb-Ag / Cu
Cuye	CUYE	Cuye
Cuerpos Pequños	COR	Contacto Oriental
	COC	Contacto Occidental
	CSM	Contacto Sur Medio (TJ6060)
	CSMI	Contacto Sur Medio I (TJ8167)
	CSMII	Contacto Sur Medio II (TJ1590)
Cachi-Cachi	ANG	Angelica
	CAR	Carmencita
	CEL	Celia
	ELI	Elissa
	ESC	Escondida
	KAR	Karlita
	PVT	Privatizadora
	VAN	Vanessa
	YOS	Yoselim

14.3	Assay Capping and Compositing

SRK conducted compositing and then capping for the drillhole and channel sampling databases supporting all the estimation domains.

14.3.1	Outliers

SRK reviewed the outliers for the original sample data in each area or domain using a combination of histograms, log probability plots, and descriptive statistics. Outliers are evaluated from the

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 92

original, un-composited data, flagged by the 3D geologic model. An example of the log probability plot reviewed for Ag at Esperanza is shown in Figure 14-9.

ESP: AG Coefficient of Variation Log Probability Plot
436 (66 values capped), 2.5% loss in metal
Coefficient of Variation
Trimming Limit
1.2
1.0
0.8
0.6
0.4
0.2
0.0
0.1000
1.0000
10.0000
100.0000
1000.0000
10000.0000

Cumulative Probability Plot
AG
% Cumulative Probability
10000000
1000000
100000
10000
1000
100
10
1
0.1
0.01
0.001
1%
10%
50%
90%
99%

Target Original	% Quantile From	To	No. of Samples	Mean Grade	Minimum Grade	Maximum Grade	Metal Content	% Metal
AG	0	10	579	7	0	13	3,882	1
AG	10	20	587	19	13	24	10,988	2
AG	20	30	585	29	24	35	17,112	3
AG	30	40	585	41	35	47	24,039	5
AG	40	50	585	54	47	60	31,296	6
AG	50	60	584	68	60	77	39,591	8
AG	60	70	583	89	77	100	51,762	10
AG	70	80	584	116	100	133	67,638	13
AG	80	90	582	158	133	194	91,932	18
AG	90	100	588	316	194	1,150	184,528	35
AG	90	91	58	200	194	205	11,528	2
AG	91	92	59	211	205	217	12,461	2
AG	92	93	58	225	217	231	12,987	2
AG	93	94	59	240	232	250	13,987	3
AG	94	95	59	262	251	272	15,368	3
AG	95	96	59	285	272	296	16,596	3
AG	96	97	59	314	296	330	18,334	4
AG	97	98	60	351	332	375	20,685	4
AG	98	99	58	412	375	479	23,932	5
AG	99	100	59	656	479	1,150	38,666	7
AG	0	100	5,842	90	0	1,150	522,753	100

Target Capped	% Quantile From	To	No. of Samples	Mean Grade	Minimum Grade	Maximum Grade	Metal Content	% Metal
AGC	0	10	579	7	0	13	3,882	1
AGC	10	20	587	19	13	24	10,988	2
AGC	20	30	585	29	24	35	17,112	3
AGC	30	40	585	41	35	47	24,039	5
AGC	40	50	585	54	47	60	31,296	6
AGC	50	60	584	68	60	77	39,591	8
AGC	60	70	583	89	77	100	51,762	10
AGC	70	80	584	116	100	133	67,638	13
AGC	80	90	582	158	133	194	91,932	18
AGC	90	100	588	293	194	436	171,255	34
AGC	90	91	58	200	194	205	11,528	2
AGC	91	92	59	211	205	217	12,461	2
AGC	92	93	58	225	217	231	12,987	3
AGC	93	94	59	240	232	250	13,987	3
AGC	94	95	59	262	251	272	15,368	3
AGC	95	96	59	285	272	296	16,596	3
AGC	96	97	59	314	296	330	18,334	4
AGC	97	98	60	351	332	375	20,685	4
AGC	98	99	58	409	375	436	23,628	5
AGC	99	100	59	436	436	436	25,697	5
AGC	0	100	5,842	87	0	436	509,480	100

srk consulting

Sierra Metals Inc.

Yauricocha Mine

Esperanza Ag Extreme value test

Date: 14/01/2020

Source: SRK, 2019

Figure 14-9: Log Probability Plot for Capping Analysis – Esperanza Ag

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 93

The capping value in this case lies between the 98-99th percentile range. This capping analysis reviewed the impact of the cap on several factors in the database, including total reduction in contained metal, percentage of samples capped, and reduction to the Coefficient of Variation (CV). All capping was completed after compositing. Capping limits assigned for each dominant volume per resource area estimated by SRK are shown in Table 14-3. Minor volumes may have different capping limits to prevent conditional bias in the resource estimate.

Table 14-3: Capping Limits for Dominant Volumes in Resource Areas

Area	Model Prefix	AGC (ppm)	PBC (%)	CUC (%)	ZNC (%)	AUC (ppm)	ASC (%)	FEC (%)
Esperanza	ESP	436.00	16.00	24.60	30.00	10.00	5.40	-
Cachi-Cachi	ANG	317.30	6.72	4.06	23.05	1.96	0.68	-
Esperanza	ESPN	450.70	-	29.30	-	7.43	5.00	-
Cuerpos Pequeños	GAL	409.71	17.23	10.63	-	1.57	1.91	41.56
Cachi-Cachi	KAR	894.60	19.33	7.55	-	5.76	1.48	-
Mascota	MAPE	446.90	14.20	11.10	-	3.82	0.58	-
Mascota	MAPN	424.50	30.75	-	42.80	0.88	0.15	31.40
Mascota	MAPS	145.90	0.87	1.29	-	0.76	0.19	-
Mascota	MAS	5.96	0.20	12.73	-	0.05	0.41	29.20
Mina Central	MINAC	850.00	21.60	14.40	35	16.20	2.10	64.00
Mascota	MOX	1,991.40	59.70	5.04	14.50	22.9	2.48	-
Cachi-Cachi	PVT	196.8	12.50	1.86	22.3	2.12	0.35	-
Cachi-Cachi	VAN	213.25	15.60	0.73	-	2.13	0.35	-
Cachi-Cachi	YOS	437.50	11.62	0.67	23.85	3.03	2.37	-
Mina Central	ASO	687.00	5.08	1.80	8.54	7.40	1.04	-
Cuerpos Pequeños	BUT	262.30	8.42	1.00	12.43	1.13	0.28	-
Cachi-Cachi	CAR	254.80	3.72	0.63	15.90	2.43	0.46	-
Cachi-Cachi	CEL	113.11	4.30	3.10	19.16	2.44	2.50	-
Cuerpos Pequeños	COC	656.22	12.61	1.21	39.90	2.37	0.21	-
Cuerpos Pequeños	COR	949.00	20.30	5.67	-	6.82	2.08	-
Cuerpos Pequeños	CSM	948.40	32.40	0.87	-	1.70	0.22	-
Cuerpos Pequeños	CSMI	606.60	-	0.35	42.95	0.68	-	22.30
Cuerpos Pequeños	CSMII	711.40	27.12	0.77	28.52	-	1.84	-
Cuye	CUYE	260.70	4.10	8.8	18.00	4.67	1.21	-
Cachi-Cachi	ELI	790.30	13.03	3.36	-	2.72	1.59	-
Cachi-Cachi	ESC	851.30	-	9.36	-	3.63	-	-
Esperanza	ESPBX	150.10	7.00	1.30	25.40	0.49	0.12	22.8
Esperanza	ESPD	-	23.90	2.30	-	1.16	0.61	-

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 94

14.3.2	Compositing

SRK composited the raw sample data within the geologic wireframes using standard run lengths. These composite lengths vary between various areas, but the analysis is the same to ensure that the composites are representative of the Selective Mining Unit (SMU) and minimize variance at the scale of the estimation. The compositing analysis generally features a review of the variable sample lengths in a histogram as well as review of the sample lengths vs. grade scatter plots (Figure 14-10 and Figure 14-11) to ensure that there are not material populations of high grade samples above the nominal composite length. Composite lengths for each area are summarized in Table 14-4. All intervals without values were populated with trace values as only mineralized material is sampled by the mine geological staff. However, one exception to this was the arsenic and iron value, which were left blank. Arsenic is regarded as a deleterious element and iron is an integral part of the density relationship and is generally higher in mineralized zones. Initially a mean value was considered rather than allowing the estimate to establish a value. However, estimation artifacts resulted, hence the missing value route was taken for these arsenic and iron. Minor composite lengths were restricted in the compositing process by selecting MODE=1 in the Datamine’s COMPDH process.

Source: SRK, 2019

Figure 14-10: Sample Length Histogram – Mina Central

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 95

AG vs LENGTH (zoneminacdh)
LENGTH
AG
0
500
1000
1500
2000
2500
0.5
1
1.5
2
2.5
3
3.5

NAME	:	AG	LENGTH
Total Records	:	16379	16379
Total Samples	:	16379	16379
Missing Values	:	0	0
Values > Trace	:	16379	16379
Minimum	:	0.100	0.100
Maximum	:	2143.520	3.000
Range	:	2143.420	2.900
Total	:	845637.271	16187.210
Mean	:	51.629	0.988
Variance	:	5552.061	0.023
StdDeviation	:	74.512	0.153
StdError	:	0.582	0.001
Coeff.Variation	:	1.443	0.155
Skewness	:	7.472	-0.106
Kurtosis	:	119.461	14.744
Geometric Mean	:	28.942	0.973
Log Sum	:	55120.338	-440.394
Log Mean	:	3.365	-0.027
Log Variance	:	1.272	0.036
Log-Est Mean	:	54.682	0.991
Correlation Coeff	:	0.018	
5th Percentile	:	4.110	0.700
10th Percentile	:	7.000	1.000
25th Percentile	:	14.780	1.000
50th Percentile	:	30.250	1.000
75th Percentile	:	61.530	1.000
90th Percentile	:	112.110	1.000
95th Percentile	:	161.200	1.100

CU vs LENGTH (zoneminacdh)
LENGTH
CU
0
5
10
15
20
25
30
0.5
1
1.5
2
2.5
3
3.5

NAME	:	CU	LENGTH
Total Records	:	16379	16379
Total Samples	:	16379	16379
Missing Values	:	0	0
Values > Trace	:	16379	16379
Minimum	:	0.010	0.100
Maximum	:	24.560	3.000
Range	:	24.550	2.900
Total	:	15507.350	16187.210
Mean	:	0.947	0.988
Variance	:	2.670	0.023
StdDeviation	:	1.634	0.153
StdError	:	0.013	0.001
Coeff.Variation	:	1.726	0.155
Skewness	:	5.105	-0.106
Kurtosis	:	39.296	14.744
Geometric Mean	:	0.386	0.973
Log Sum	:	-15583.038	-440.394
Log Mean	:	-0.951	-0.027
Log Variance	:	2.028	0.036
Log-Est Mean	:	1.065	0.991
Correlation Coeff	:	0.007	
5th Percentile	:	0.030	0.700
10th Percentile	:	0.060	1.000
25th Percentile	:	0.150	1.000
50th Percentile	:	0.420	1.000
75th Percentile	:	1.040	1.000
90th Percentile	:	2.240	1.000
95th Percentile	:	3.580	1.100

srk consulting	Sierra Metals Inc.	Mina Central Length / Grade Bias Analysis for Ag (ppm) and Cu (%)
	Yauricocha Mine	Date: 14/01/2020

Source: SRK, 2019

Figure 14-11: Length vs. Ag and Cu Plot – Mina Central

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 96

Table 14-4: Composite Statistics

Area	Model Prefix	Composite Length (m)	Minimum (m)	Mean (m)	Maximum (m)
Mina Central	ASO	1	0.50	0.99	1.10
Mina Central	MINAC	1	0.40	1.00	1.40
Mascota	MAPE	1	0.75	0.99	1.50
Mascota	MAPN	2	1.00	1.92	2.90
Mascota	MAPS	1	0.83	1.00	1.20
Mascota	MAS	1	0.80	0.99	1.30
Mascota	MOX	1	0.50	1.00	1.40
Esperanza	ESP	1	0.40	1.00	1.45
Esperanza	ESPBX	1	0.45	1.01	1.30
Esperanza	ESPD	1	0.83	1.00	1.25
Esperanza	ESPN	1	0.70	1.00	1.30
Cuye	CUYE	1	0.90	1.00	1.40
Cuerpos Pequeños	BUT	2	0.40	1.93	2.90
Cuerpos Pequeños	COC	1	0.30	0.96	1.50
Cuerpos Pequeños	COR	2	0.40	1.95	2.90
Cuerpos Pequeños	CSM	2	0.50	1.89	2.90
Cuerpos Pequeños	CSMI	2	0.40	1.88	3.00
Cuerpos Pequeños	CSMII	2	0.60	1.96	3.00
Cuerpos Pequeños	GAL	2	0.30	1.83	2.90
Cachi-Cachi	ANG	1	0.40	1.00	1.40
Cachi-Cachi	CAR	1	0.90	1.01	1.40
Cachi-Cachi	CEL	1	0.55	0.99	1.40
Cachi-Cachi	ELI	2	0.36	1.91	3.00
Cachi-Cachi	ESC	1	0.75	0.98	1.40
Cachi-Cachi	KAR	1	0.14	0.99	1.45
Cachi-Cachi	PVT	1	0.60	0.99	1.30
Cachi-Cachi	VAN	2	0.70	1.83	3.00
Cachi-Cachi	YOS	2	0.30	1.99	2.90

14.4	Density

Density determinations are based on bulk density measurements taken from representative core samples or grab samples in each area. The volume displacement method is utilized to establish the density of a sample. Historically, mine personnel assigned single bulk density to each mineralized area. However, this is an invalid assumption for mineral resources in polymetallic mineralization styles, as the density varies substantially from lower to higher grade metal content areas. The effect of applying a single density per mineralization zone based on current mining results, bias the overall tonnage to that respective metal content. Whereas, the grades vary

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 97

significantly throughout the mineralized zones, substantiated by measurements taken on the mine site, as requested by SRK. SRK produced regression analyses of density versus total accumulated content i.e. silver, lead, copper, zinc, gold, arsenic and iron versus for specific mineralization styles and areas (Figure 14-12). A generalized polymetallic regression was utilized for polymetallic mineralization that did not have a statistical representative density population of samples. Unfortunately, the relationship was not representative with respect to the oxide mineralization. All regressions were limited to a maximum content of 55% as the predicated value deviates substantially after this point. Global values as supplied by Corona personnel, where applied to MAS (3.555), MOX (3.162) and ASO (3.162) respectively.

Figure 14-12: Total Metal Content Versus Density Regressions

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 98

14.5	Variogram Analysis and Modeling

SRK conducted detailed variogram analysis to assess orientations and ranges of continuity within the orebodies. Directional variograms were calculated for the primary mineralization areas of Mina Central and Mascota, as the quantities of data and orientations of the orebodies are well-understood. Directional variograms defining an ellipsoid resulted in 3D continuity models for each element. In all cases, appropriate nugget effects were determined from downhole variograms then utilized in the directional variograms. A linear model of coregionalization was maintained for each continuity model, and the three variograms were plotted on a single graph to define the shape of the ellipsoid. The ellipsoids were reviewed against the data distribution to ensure reasonableness and consistency. The continuity parameters derived from the directional variography in each area and for each metal are used in the Ordinary kriging estimation process. A total of 183 variograms were modeled between SRK and Minera Corona staff. Table 14-5 details a subset of modeled variogram model as examples from Esperanza, Cuye and Mina central mineralized domains. In certain instances, log variograms were modeled and back transformed for estimation purposes (Figure 14-13). All variograms were normalized to allow estimation within sub-domains solids.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 99

Variogram Contours
Select Variogram
Exp. Variogram
Grade Field
Key Field
Key Value
Minimum Pairs
Variogram Type
Validate
Create Contours
Contour
Exit
Experimental semi-variogram contours

Variogram (espvg.dm)
Type Variance 112.5/0 22.5/0
Nugget 0.355 - -
Spherical 1.993 13.4 16.6
Spherical 2.274 55.1 57.1
Log Variogram
Distance
Log experimental semi-variogram with fitted model

TRANS MODEL
TRANS EXP
Back-transformed fitted semi-variogram (X)

TRANS MODEL
TRANS EXP
Back-transformed fitted semi-variogram (Y)

	Variance	Meters
Nugget	0.004	
C1	0.010	13.4
C2	0.986	55.1

Normalized Back-transformed fitted semi-variogram

	Variance	Meters
Nugget	0.004	
C1	0.010	16.6
C2	0.986	57.1

srk consulting	Sierra Metals Inc.	Esperanza Zn semi-variogram
	Yauricocha Mine	Date: 14/01/2020

Figure 14-13: Example of modelling a log semi-variogram – Esperanza Zn (%)

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 100

Table 14-5: Datamine Normalized Modeled Semi-Variogram Examples

Model Prefix	VDESC	VREFNUM	VANGLE 1	VANGLE 2	VANGLE 3	VAXI S1	VAXI S2	VAXI S3	NUGGET	ST1	ST1PA R1	ST1PA R2	ST1PA R3	ST1PA R4	ST2	ST2PA R1	ST2PA R2	ST2PA R3	ST2PA R4	ST3	ST3PA R1	ST3PA R2	ST3PA R3	ST3PA R4
ESP	Ag Norm	1	47.3	65.5	-65.3	3	2	1	0.141	1	6.6	6.2	3.2	0.565	1	40.7	55.9	7.1	0.294	0	0.0	0.0	0.0	0.000
ESP	PB Norm	2	47.3	65.5	-65.3	3	2	1	0.011	1	10.7	13.1	9.3	0.008	1	53.6	62.0	17.8	0.981	0	0.0	0.0	0.0	0.000
ESP	Cu Norm	3	47.3	65.5	-65.3	3	2	1	0.067	1	11.8	9.8	6.4	0.057	1	42.3	69.2	20.0	0.876	0	0.0	0.0	0.0	0.000
ESP	Zn Norm	4	47.3	65.5	-65.3	3	2	1	0.004	1	13.4	16.6	11.6	0.010	1	55.1	57.1	21.6	0.986	0	0.0	0.0	0.0	0.000
ESP	Au Norm	5	-20.0	80.0	0.0	3	2	1	0.080	1	5.5	5.5	5.5	0.489	1	44.3	44.3	7.0	0.431	0	0.0	0.0	0.0	0.000
ESP	As Norm	6	47.3	65.5	-65.3	3	2	1	0.057	1	10.8	10.8	3.0	0.436	1	39.2	39.2	7.0	0.507	0	0.0	0.0	0.0	0.000
ESP	Fe Norm	7	60.1	44.1	-76.0	3	2	1	0.179	1	4.2	6.4	3.6	0.262	1	10.3	43.0	6.7	0.257	1	48.5	99.5	10.5	0.302
CUYE	AGC Norm	1	-30.0	90.0	0.0	3	2	1	0.112	1	9.7	9.7	4.9	0.195	1	24.3	24.3	13.0	0.132	1	67.1	67.1	23.6	0.561
CUYE	PBC Norm	2	-30.0	90.0	0.0	3	2	1	0.100	1	7.8	7.8	4.0	0.542	1	24.5	24.5	8.2	0.358	0
CUYE	CUC Norm	3	-30.0	90.0	0.0	3	2	1	0.302	1	10.3	10.3	7.0	0.353	1	28.6	28.6	15.6	0.172	1	73.3	73.3	23.9	0.173
CUYE	ZNC Norm	4	-30.0	90.0	0.0	3	2	1	0.003	1	12.4	12.4	10.6	0.116	1	35.5	35.5	25.4	0.881	0
CUYE	AUC Norm	5	60.0	-22.5	90.0	3	2	1	0.125	1	6.6	7.8	2.9	0.230	1	20.7	36.9	7.5	0.645	0
CUYE	ASC Norm	6	-30.0	90.0	0.0	3	2	1	0.173	1	3.4	3.4	3.0	0.272	1	18.5	18.5	6.7	0.201	1	32.4	32.4	9.8	0.354
CUYE	FEC Norm	7	-30.0	90.0	0.0	3	2	1	0.070	1	7.4	7.4	5.0	0.330	1	23.1	23.1	10.2	0.232	1	50.5	50.5	15.7	0.368
MINAC	AGC Norm	1	60.0	-67.5	90.0	3	2	1	0.167	1	9.5	4.7	5.0	0.338	1	20.7	15.4	7.0	0.261	1	23.9	52.1	12.0	0.234
MINAC	PBC Norm	2	60.0	-45.0	90.0	3	2	1	0.049	1	9.3	5.6	6.0	0.317	1	43.8	29.9	7.0	0.178	1	53.3	66.6	12.0	0.456
MINAC	CUC Norm	3	-30.0	-90.0	0.0	3	2	1	0.037	1	9.5	6.1	5.0	0.409	1	33.3	15.8	6.0	0.216	1	36.0	61.5	13.0	0.338
MINAC	ZNC Norm	4	60.0	-22.5	90.0	3	2	1	0.014	1	3.5	6.9	6.0	0.161	1	19.5	20.1	8.0	0.354	1	45.1	51.6	16.0	0.471
MINAC	AUC Norm	5	-30.0	-90.0	0.0	3	2	1	0.059	1	2.2	7.6	4.0	0.140	1	8.0	14.5	11.0	0.216	1	30.3	66.5	14.0	0.585
MINAC	ASC Norm	6	-30.0	-90.0	0.0	3	2	1	0.061	1	7.3	7.3	2.0	0.340	1	35.5	35.5	10.0	0.263	1	56.4	56.4	16.0	56.400
MINAC	FEC Norm	7	-30.0	-90.0	0.0	3	2	1	0.120	1	5.6	5.6	2.5	0.482	1	27.0	27.0	6.5	0.315	1	68.3	68.3	16.0	0.083

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 101

14.6	Block Model

Block models were generated by SRK in Datamine Studio RM™. Sub-blocking was utilized to approximate geologic contacts. Rotated block models were generated to assist in the mine planning process where mineralization solids crossed the orthogonal grid obliquely, facilitating less dilution in the stope optimization studies.

Blocks were flagged by mineralization area and domain. Details for the block models are summarized in Table 14-6.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 102

Table 14-6: Block Model Parameters

Model Prefix	X (m) Parent	Y (m) Parent	Z (m) Parent	Range X (m)	Range Y (m)	Range Z (m)	Origin X (Local m)	Origin Y (Local m)	Origin Z (Local m)	Rotation ° (Datamine)	Rotation Axis (Datamine)
ANG	4	4	4	88	164	164	24,059	16,549	4,038	45	Z
ASO	4	4	4	72	204	292	24,227	14,640	3,827	-30	Z
BUT	2	2	2	38	72	104	23,827	15,246	3,873	-55	Z
CAR	2	2	2	82	44	78	23,805	16,450	3,939	-	Z
CEL	4	4	4	64	80	148	24,122	16,561	4,055	-50	Z
COC	2	2	2	106	66	378	23,786	15,137	3,683	-	Z
COR	2	2	2	72	84	232	23,892	15,168	3,682	-	Z
CSM	2	2	2	84	74	496	23,750	14,927	3,819	34	Z
CSMII	2	2	2	56	48	172	23,789	14,967	3,773	-21	Z
CSMI	2	2	2	76	86	300	23,777	14,828	3,648	-53	Z
CUYE	4	4	4	288	252	416	23,660	15,288	3,366	-	Z
ELI	2	2	2	40	136	302	23,838	16,504	3,850	50	Z
ESC	2	2	2	82	82	222	23,756	16,380	3,849	-	Z
ESP	4	4	4	180	448	532	23,716	15,431	3,602	-20	Z
ESPBX	2	2	2	64	48	268	23,656	15,666	3,884	0	Z
ESPD	4	4	4	52	84	144	23,670	15,648	3,824	-40	Z
ESPN	4	4	4	92	76	256	23,646	15,792	3,834	-30	Z
GAL	2	2	2	34	72	260	23,617	15,650	3,752	-	Z
KAR	2	2	2	86	124	198	24,002	16,589	3,964	34	Z
MAPE	2	2	2	76	96	356	23,755	15,319	3,524	-40	Z
MAPN	2	2	2	56	96	316	23,690	15,370	3,596	-30	Z
MAPS	2	2	2	92	96	228	23,838	15,286	3,618	-70	Z
MAS	2	2	2	40	52	78	23,721	15,297	3,697	28	Z
MINAC	4	4	4	180	768	832	24,194	14,640	3,346	-31	Z
MOX	4	4	4	92	152	520	23,750	15,298	3,645	-50	Z
PVT	2	2	2	54	152	158	23,682	16,323	3,841	55	Z
VAN	2	2	2	62	92	192	23,943	16,603	3,955	70	Z
YOS	2	2	2	46	106	174	23,683	16,349	3,841	45	Z

Source: SRK, 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 103

14.7	Estimation Methodology

SRK utilized either Ordinary kriging (OK) or Inverse Distance to the Power 2 weighting (ID) to interpolate grade in all resource areas. The decision on the estimation type to use was based on the confidence of the geologist in the ability of the variography to reflect the continuity of grade within the mineralized body, as well as the need for some measure of declustering based on data spacing. In some cases where mineralized bodies could not be related to those with reasonable variograms, an Inverse Distance method was utilized. The estimation type and sample selection criteria were chosen to achieve a reasonably reliable local estimation of grade that does not bias the global resource estimation. SRK generally utilized the geology models as hard boundaries in the estimation and estimated blocks within these boundaries using the capped composites in the same boundaries. Ranges for interpolation were derived from omni-directional variogram analysis or continuity assumptions from site geologists based on underground mining observations. All estimations utilized both channel and drillhole samples. SRK utilized three nested estimation passes for each domain. Dynamic Anisotropy (DA) was utilized for several estimates as a static search orientation did not produce representative estimates. The search parameters where optimized in the larger mineralized areas by completing a Qualitative Kriging Neighborhood Analysis (QKNA). The search parameters where focused on the major NSR contributing element for any mineralized zone. Samples where limited per channel/drillhole source (MAXKEY). Additional estimates were completed for cross validation purposes. These included, Nearest Neighbor (NN), Arithmetic Mean (AV) and Inverse Distance to the Power 2. The kriging efficiency and the geostatistical RSlope values were calculated per Ordinary kriged estimate. Relevant details for specific areas are summarized below, and the complete estimation parameters are summarized in Table 14-7.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 104

Table 14-7: Estimation Parameters

Model Prefix	Classifier	SDESC	SREFNUM	METHOD	X	Y	Z	ANGLE1	ANGLE2	ANGLE3	AXIS1	AXIS2	AXIS3	PASS 1		PASS 2			PASS 3			MAXKEY
					SDIST1	SDIST2	SDIST3							MIN	MAX	FACTOR	MIN	MAX	FACTOR	MIN	MAX
ANG	ZNOK	ZN	4	DA	20	20	6	Variable	Variable	Variable	Variable	Variable	Variable	5	15	2	3	15	3	3	10	2
ASO	AGOK	AG	1	STATIC	20	20	8	-30	-80	0	3	2	1	5	15	2	3	15	3	3	10	2
BUT	ZNOK	ZN	4	STATIC	10	10	5	120	80	0	3	2	1	5	15	2	3	15	3	3	10	2
CEL	ZNOK	ZN	4	DA	15	15	5	Variable	Variable	Variable	Variable	Variable	Variable	5	15	2	3	15	3	3	10	2
COC	ZNOK	ZN	4	DA	25	25	6	Variable	Variable	Variable	Variable	Variable	Variable	5	15	2	3	15	3	3	10	2
COR	ZNOK	ZN	4	STATIC	15	15	8	48.7	-78.83	63.26	3	2	1	5	15	2	3	15	3	3	10	2
CAR	ZNID	ZN	4	DA	12.5	12.5	7.5	Variable	Variable	Variable	Variable	Variable	Variable	3	10	2	3	10	5	2	5	0
CSMII	ZNOK	ZN	4	STATIC	20	20	6	Variable	Variable	Variable	Variable	Variable	Variable	5	15	2	3	15	3	3	10	2
CSMI	ZNOK	ZN	4	STATIC	15	15	5	-35	-75	0	3	2	1	5	15	2	3	15	3	3	10	2
CSM	ZNOK	ZN	4	STATIC	15	15	5	50	-80	0	3	2	1	5	15	2	3	15	3	3	10	2
CUYE	CUOK	CU	3	DA	25	25	15	Variable	Variable	Variable	Variable	Variable	Variable	5	15	2	3	15	4	3	10	2
ELI	ZNOK	ZN	4	DA	20	20	6	Variable	Variable	Variable	Variable	Variable	Variable	5	15	2	3	15	3	3	10	2
ESC	ZNOK	ZN	4	DA	25	25	6	Variable	Variable	Variable	Variable	Variable	Variable	5	15	2	3	15	3	3	10	2
ESPD	ZNOK	ZN	4	STATIC	12.5	12.5	7.5	-40	-74	0	3	2	1	5	10	2	3	10	4	3	10	2
ESPN	ZNOK	ZN	4	STATIC	25	25	15	-30	70	0	3	2	1	5	10	2	3	10	4	3	10	2
ESP	CUOK	CU	3	STATIC	25	25	10	-20	80	0	3	2	1	5	15	2	3	15	4	3	10	2
ESPBX	ZNID	ZN	4	DA	12.5	12.5	7.5	Variable	Variable	Variable	Variable	Variable	Variable	3	10	2	3	10	5	2	5	0
GAL	ZNOK	ZN	4	STATIC	15	15	5	0	-90	200	3	2	1	5	15	2	3	15	3	3	10	2
KAR	ZNOK	ZN	4	STATIC	20	20	8	-50	-40	90	3	2	1	5	15	2	3	15	3	3	10	2
MAPE	ZNOK	ZN	4	STATIC	20	20	6	140	-90	0	3	2	1	5	15	2	3	15	3	3	10	2
MAPN	ZNOK	ZN	4	STATIC	20	20	6	150	90	0	3	2	1	5	15	2	3	15	3	3	10	2
MAPS	ZNOK	ZN	4	STATIC	12.5	12.5	6	110	80	0	3	2	1	5	15	2	3	15	3	3	10	2
MAS	CUID	CU	3	STATIC	20	20	8	28	-90	0	3	2	1	5	10	2	3	10	3	3	10	2
MINAC	ZNOK	ZN	4	DA	25	25	15	Variable	Variable	Variable	Variable	Variable	Variable	5	15	2	3	15	4	3	10	2
MOX	PBOK	PB	2	STATIC	20	20	6	0	-90	210	3	2	1	5	15	2	3	15	3	3	10	2
PVT	ZNOK	ZN	4	DA	20	20	6	Variable	Variable	Variable	Variable	Variable	Variable	5	15	2	3	15	3	3	10	2
VAN	ZNOK	ZN	4	STATIC	10	10	5	250	80	0	3	2	1	5	15	2	3	15	3	3	10	2
YOS	ZNOK	ZN	4	STATIC	20	20	6	0	-90	-40	3	2	1	5	15	2	3	15	3	3	10	2
Source: SRK, 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 105

14.8	Model Validation

All models have been validated utilizing visual and statistical measures to assess the probability of conditional bias in the estimation. Swath plots were also generated to validate the estimation. SRK is of the opinion that the validation of the models is sufficient for relying upon them as Mineral Resources. However, notes that the ultimate validation of the models is in the fact that the mine continuously produces material from the areas modeled and projected by the resource estimations. SRK notes that reconciliation of the production to the resource models is not a consistent part of the current validation methods but is under consideration by Sierra Metals for future models.

14.8.1	Visual Comparison

Both SRK and Minera Corona have conducted visual comparisons of the composite grades to the block grades in each model. In general, block grade distributions match well in level and cross-section views through the various orebodies. Some of these examples are shown in Figure 14-14 through Figure 14-16.

N
Legend
CUC (zoneminacdhc)
[ABSENT]
[0.01,1.80875]
[1.80875,3.6075]
[3.6075,5.40625]
[5.40625,7.205]
[7.205,9.00375]
[9.00375,10.8025]
[10.8025,12.6013]
[12.6013,14.5]
24300 E
24050 E
23800 E
14750 N
15000 N
15250 N
4050 Elev
3900 Elev
3750 Elev
3600 Elev
3450 Elev
Drillhole and Channel composites

srk consulting	Sierra Metals Inc.	Mina Central Cu (%)
	Yauricocha Mine	Date: 14/01/2020

Source: SRK, 2019

Figure 14-14: Visual Block to Composite Comparison – Mina Central

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 106

Source: SRK, 2019

Figure 14-15: Visual Block to Composite Comparison - Esperanza

Source: SRK, 2019

Figure 14-16: Visual Block to Composite Comparison – Mascota

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 107

14.8.2	Comparative Statistics

SRK compared the estimated block grades to the composite grades utilized in the estimation, for the same zones and volumes to ensure that both are representative. SRK generally weighted the statistics by composite length or polygonal declustering with mineralized envelope constraints to weight for the composites, and by volume for the blocks. The results show that, in almost all cases, the blocks feature a lower or similar mean to the composite grades. An example of the estimate versus the composite statistics completed for Esperanza Ag (ppm) and Pb (%) are shown in Figure 14-17. These analyses were completed for all estimated values in all mineralized zones, to establish whether there was any over / under estimation. Where blocks locally exceed the composite grades, SRK notes that these appear to be limited occurrences, and generally the potentially over-estimated areas are in areas which have been mined previously or where very few samples occur within a respective mineralized envelope. An estimate should have a similar mean to the original composites. However, the estimates produce a smoothed result and the distribution of the estimated blocks will relative to the original composites will produce a narrower range histogram. This is evident from the box and whisker plots in Figure 14-17. SRK is of the opinion that these results show that there is reasonable agreement between the models and the supporting data, with low risk for global over-estimation.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 108

ZONE	AGOK / AGC	1			2			3	
	Unweighted Samples	Weighted Samples	Model Cells	Unweighted Samples	Weighted Samples	Model Cells	Unweighted Samples	Weighted Samples	Model Cells
No. of Records	5739	5739	336110	95	95	5913	8	8	-
No. of Samples	5739	5739	335992	95	95	5913	8	8	-
Minimum	0.1	0.1	8.44	0.5	0.5	5.36	17.68	17.68	-
Q1	29.48	29.48	63.47	8.88	8.88	80.53	20	20	-
Median	60	60	74.18	72.68	72.68	97.49	31.10	31.15	-
Q3	115.31	115.31	100.71	209.08	209.08	125.87	44.07	44.07	-
Maximum	436	436	424.48	436	436	391.23	59.9	59.9	-
Mean	87.01	79.3	74.73	122.44	132.11	119.96	35.65	30.72	-
Mean Diff v Model	12.28	4.57	-	2.48	12.15	-	-	-	-
%Mean Diff v Model	14.11	5.76	-	2.03	9.2	-	-	-	-
Std. Dev	84.5	82.28	37.02	138.85	131.92	75.78	23.29	13.12	-
Variance	7140.3	6769.79	1370.68	19683.05	17240.97	5742.21	276.3	172.2	-
%Coeff. Variation	97.12	103.76	49.54	111.63	99.6	63.17	37.28	42.71	-
MAD	56.75	56.75	26.94	105.94	105.94	30.27	20.84	18.84	-
Model Tonnes	-	-	4198341.1	-	-	19888.18	-	-	-

Model to sample comparison by domain for Esperanza Ag
Generated:
Samples File:
Model File:
Model Grade Name: AGOK
Sample Grade Name: AGC
Domain: ZONE
Weight Field:
Density Field: Densidad

Five-Number Summary with Mean for ZONE - Esperanza
Unweighted Samples
Weighted Samples
Model Cells
Mean

ZONE	PBOK / PBC	1			2			3	
	Unweighted Samples	Weighted Samples	Model Cells	Unweighted Samples	Weighted Samples	Model Cells	Unweighted Samples	Weighted Samples	Model Cells
No. of Records	5739	5739	336110	95	95	5813	8	8	-
No. of Samples	5739	5739	336110	95	95	5813	8	8	-
Minimum	0.01	0.01	0.02	0.02	0.02	0.14	0.05	0.05	-
Q1	0.06	0.06	0.13	0.38	0.38	1.68	0.06	0.06	-
Median	0.23	0.23	0.7	1.18	1.18	3.09	0.09	0.09	-
Q3	1.22	1.22	2.91	3.86	3.86	4.22	0.12	0.12	-
Maximum	16	16	13.96	15.32	15.32	6.95	0.9	0.9	-
Mean	1.25	1.17	1.14	2.55	2.68	2.74	0.2	0.11	-
Mean Diff v Model	0.09	0.03	-	-0.2	-0.06	-	-	-	-
%Mean Diff v Model	7.66	2.83	-	-7.31	-2.2	-	-	-	-
Std. Dev	2.32	2.01	1.38	2.98	2.33	1.38	0.27	0.05	-
Variance	5.4	4.06	1.88	8.9	5.42	2.32	0.07	0	-
%Coeff. Variation	185.5	171.88	119.43	117.68	86.98	58.1	194.22	48.94	-
MAD	1.16	1.16	1.16	2.05	2.05	1.26	0.14	0.14	-
Model Tonnes	-	-	4198341.1	-	-	19888.13	-	-	-

Model to sample comparison by domain Esperanza Pb
Generated:
Samples File:
Model File:
Model Grade Name: PBOK
Sample Grade Name: PBC
Domain: ZONE
Weight Field:
Density Field: Densidad

Five-Number Summary with Mean for ZONE - Esperanza
Samples
Cells
Mean

srk consulting	Sierra Metals Inc.	Esperanza Mean Analysis Ag (ppm) and Pb (%)
	Yauricocha Mine	Date: 14/01/2020

Source SRK 2019

Figure 14-17: Esperanza Ordinary Kriging Result Comparison to Declustered Capped Composite Values

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 109

14.8.3	Swath Plots

SRK has compiled swath plots to validate the estimation. A swath plot is a graphical display of the grade distribution derived from a series of meter thickness bands (12.5, 25 and 8 m width in this case), or swaths, generated in the X, Y, and Z orientations through the deposit. Grade variations from the block model are compared using the swath plot to the distribution derived from the composites or other estimation methods. An example swath plots from Esperanza for all estimated grades is shown in Figure 14-18, illustrating the comparison between the OK estimation used for reporting to the original polygonal declustered composite grades. SRK notes that, in general the estimated grades represent a smoothed approximation of the composite grades.

SRK did not produce these plots for every mineralized body, as narrow and tabular orientations do not necessarily allow for the swath plots as a reasonable comparison. For those orebodies with broader and less tabular morphology, this comparison is more reasonable.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 110

Swath Plot: Esperanza X 12.5m

Slice
Grades

Swath Plot:Esperanza X 12.5m

Slice
Grades

Swath Plot: Esperanza Y 25m

Slice
Grades

Swath Plot: Esperanza Y 25m

Slice
Grades

Swath Plot: Esperanza Z 8m

Slice
Grades

Swath Plot:Esperanza Z 8m

Slice
Grades

srk consulting	Sierra Metals Inc.	Esperanza Swath Analysis
	Yauricocha Mine	Date 14/01/2020

Source: SRK, 2019

Figure 14-18: Esperanza Swath Plots

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 111

14.9	Resource Classification

SRK is satisfied that the geological modeling honors the current geological information and knowledge. The location of the samples and the assay data are sufficiently reliable to support resource evaluation. The sampling information was acquired primarily by core drilling or limited channel sampling.

The estimated blocks were classified according to:

•	Confidence in interpretation of the mineralized zones;

•	Number of data (holes or channel samples) used to estimate a block; and

•	Average distance to the composites used to estimate a block.

In order to classify mineralization as a Measured Mineral Resource the following statement must be considered: “quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support detailed mine planning and evaluation of the economic viability of the deposit” (CIM Definition Standards on Mineral Resources and Mineral Reserves, May 2014). For the classification of Indicated Mineral Resources the CIM standard requires the following: “quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit”. SRK utilized the following general criteria for classification of the Mineral Resource:

•	Measured: Blocks estimated with a distance of 10 to 25 m and informed by at least three drillholes;

•	Indicated: Blocks estimated with a distance of 20 to 50 m and informed by at least two drillholes; and

•	Inferred: Blocks estimated with a distance of 30 to 100 m and informed by at least two drillholes.

All solid envelopes containing 2 or less drillholes where decategorized from Mineral Resources. These areas should be considered as exploration areas and require additional drilling to satisfy CIM Definition Standards. The resource classification was initially scripted based on the range of influence of the dominant Net Smelter Return (NSR) contributor, generally zinc. A manual override of the isolated resource category blocks was completed in the Datamine’s graphical interface by selecting the respective parent cell centroids and assigning a representative / realistic resource category.

Examples of this scripted classification scheme are shown in Figure 14-19, Figure 14-20 and Figure 14-21. SRK notes that this scripted method is not perfect, and locally results in some classification artifacts along the margins of wide-spaced drilling or in areas where data spacing varies significantly. SRK notes that this is likely something that can be improved upon as additional drilling (currently underway) infills some of these areas.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 112

Source: SRK, 2019

Figure 14-19: Example of Scripted and Re-Classed Classification for Esperanza

Source: SRK, 2019

Figure 14-20: Example of Scripted and Re-Classed Classification for Mina Central

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 113

Source: SRK, 2019

Figure 14-21: Example of Scripted and Re-Classed Classification for Mascota Oxide Cu Pb-Ag

14.10	Depletion

RK depleted the block models using provided wireframe solids based on digitized polygons projected on long sections and cross-sections from Minera Corona. SRK notes that this is a conservative approach, given that it effectively ignores pillars or other areas which are known to have not been completely mined. However, SRK agrees with this approach and notes that extensive surveying of previously mined areas would need to be done in order to reasonably incorporate the remaining material above these levels. All material within each solid was flagged with a mined variable (MINED or Minado) in the block model, with 1 representing completely mined, and 0 representing completely available. An additional depletion of the resource models in areas where drift and development ends intersect the resource model was completed in 2019. Areas In mined areas a mined flag of 2 was assigned and in non-mined areas a mined flag of 3 was assigned.

An example of this is shown in Figure 14-22 for the Mina Central area.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 114

Source: SRK, 2019

Figure 14-22: Example of Mining Depletion in Block Models – Mina Central

14.11	Mineral Resource Statement

CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014) defines a Mineral Resource as:

“a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling”.

The “reasonable prospects for economic extraction” requirement generally imply that the quantity and grade estimates meet certain economic thresholds and that the Mineral Resources are reported at an appropriate cut-off value (COV) considering extraction scenarios and processing recoveries. SRK is of the opinion that the costs provided by Minera Corona represent the approximate direct marginal mining and processing cost for various mining methods. To satisfy the criteria of reasonable prospect for economic extraction, SRK has calculated unit values for the blocks in the models based on the grades estimated, metal price assumptions, and metallurgical recovery factors in the form of a Net Smelter Return value. The NSR value also takes into

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 115

consideration arsenic, as it is considered a deleterious element in the current smelter contracts. For the mineralized zones that are designated to be exploited utilizing a sub-level caving method, the block models were regularized to their respective parent cell and diluted at zero grade. This allowed for isolated sub-cells to fall below the COV and hence, be removed from the Mineral Resource, as these particular blocks do not satisfy the “reasonable prospects for eventual economic extraction” as stated in the CIM definitions.

The metal price assumptions have been derived from 2019 Consensus Commodity prices and are reasonable for the statement of Mineral Resources. These prices are generally higher than the previous technical report filed in 2017 and reflect the relative increase in commodities prices since this report. These prices are summarized in Table 14-8.

Table 14-8: Unit Value Price Assumptions

Consensus Pricing	Feed Type	Gold	Silver	Copper	Lead	Zinc
		(US$/oz)	(US$/oz)	(US$/lb)	(US$/lb)	(US$/lb)
2019	Polymetallic	1,303	15.95	2.94	0.95	1.24
2019 Long Term	Lead	1,314	17.55	3.11	0.95	1.08

Source: Sierra Metals, 2019

The metallurgical recovery factors are based on actual to-date 2019 metallurgical recoveries for the various processes and concentrates produced by the Yauricocha mine. SRK has considered that the mineralized bodies stated in Mineral Resources fall into one of three general categories in terms of process route: polymetallic sulfide, lead oxide, and copper sulfide. The copper sulfide process route was abandoned in 2017. The overwhelming majority of the orebodies are considered as polymetallic sulfide, with very limited production from Pb Oxide areas, and effectively no consistent production from Cu-oxide areas. Measured and Indicated Oxide material constitutes 2.2% of the total declared Measured and Indicated Mineral Resource for 2019. 1% of the Inferred Mineral Resources are regarded as oxide material. The summary of the recovery discounts applied during the unit value calculation are shown in Table 14-9. SRK notes that the recoveries stated for the unit value calculations do not consider payability or penalties in the concentrates, as these are variable and may depend on contracts to be negotiated.

Table 14-9: Metallurgical Recovery Assumptions

Date	Process Recovery	Ag (%)	Au (%)	Cu (%)	Pb (%)	Zn (%)
	Polymetallic	76	17	80	89	89
2019	Pb Oxide	51	53	0	65	0
	Polymetallic	67	16	65	85	89
2017	Pb Oxide	51	54	0	66	0
	Cu Oxide	28	0	39	0	0

Source: Sierra Metals, 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 116

The general unit value calculation can then be summarized as the estimated grade of each metal, multiplied by the price (US$/g or US$/%), multiplied by the process recovery. This yields a dollar value of the block per tonne, which can be utilized to report resources above the break-even variable costs for mining, processing, and G&A. Minera Corona has provided these costs to SRK, noting that they are generalized given the flexibility of the mining methods within each area or individual mineralized body. For example, several mineralized bodies feature a majority of a specific mining method, but will locally utilize others on necessity, or require adjusted pumping capacity or ground conditions, which may locally move this cost up or down. SRK considers the application of a single unit value cut-off to each mineralized body as reasonable. The unit marginal cut-off values, as provided by Corona are summarized in Table 14-11.

Table 14-10: Unit Value Cut-off by Mining Method and Area (US$/t)

Description	Break-Even Cost	Break-Even Cost
	2017	2019
Sub-level Caving: Conventional (SLCM1)	Not Used	46
Sub-level Caving: Mechanized, No Water (SLCM2)	41	47
Sub-level Caving: Mechanized, Low Water (SLCM3)	41	49
Cut and Fill: Overhead Conventional CRAM	42	55
Cut and fill: Overhead Mechanized	48	Not Used
Cut and Fill: Overhead Mechanized w/ Pillars	Not Used	Not Used

Source: Sierra Metals, 2019

The October 31, 2019, consolidated Mineral Resource statement for the Yauricocha Mine is presented in Table 14-11. The individual detailed Mineral Resource tables by area are presented in Table 14-12.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 117

Table 14-11: Consolidated Yauricocha Mine Mineral Resource Statement as of October 31, 2019

SRK Consulting (Canada), Inc. (1) (2) (3) (4) (5) (6) (7) (8) (9)

	Volume	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
Classification	(m3) '000	(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)	(kt)	(M t)
Measured	1,075	3,662	3.41	66.25	0.69	1.33	1.20	3.47	0.20	24.58	151	7.8	81.0	107.0	97.2	280.5	7.3	0.9
Indicated	2,603	8,989	3.45	45.67	0.56	1.27	0.72	2.81	0.14	25.59	125	13.2	160.5	251.8	142.3	557.5	13.0	2.3
Measured+ Indicated	3,678	12,651	3.44	51.63	0.59	1.29	0.86	3.00	0.16	25.29	132	21.0	241.5	358.8	239.5	838	20.3	3.2
Inferred	1,870	6,501	3.48	39.23	0.51	1.50	0.62	1.66	0.09	26.15	113	8.2	106.6	214.9	88.9	237.6	5.7	1.7

Notes

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Silver, gold, silver, copper, lead, zinc, arsenic (deleterious) and iron assays were capped / cut where appropriate.

(3) The consolidated Yauricocha Resource Estimate is comprised of Measured, Indicated and inferred material in the Mina Central, Cuerpos Pequeños, Cuye, Mascota, Esperanza and Cachi-Cachi mining areas.

(4) Polymetallic Mineral Resources are reported at Cut-Off values (COV)’s based on 2018 actual metallurgical recoveries and 2019 smelter contracts.

(5) Metal price assumptions used for polymetallic feed considered 2019 consensus pricing (Gold (US$1,303/oz), Silver (US$15.95/oz), Copper (US$2.94/lb), Lead (US$0.95/lb), and Zinc (US$1.24/lb).

(6) Lead Oxide Mineral Resources are reported at COV’s based on 2016 actual metallurgical recoveries and 2016/2017 smelter contracts.

(7) Metal price assumptions used for lead oxide feed considered Long Term consensus pricing (Gold (US$1,314/oz), Silver (US$17.55/oz), Copper (US$3.11/lb), Lead (US$0.95/lb), and Zinc (US$1.08/lb).

(8) The mining costs are based on 2018 actual costs and are variable by mining method.

(9) The unit value COV’s are variable by mining area and proposed mining method. The marginal COV ranges from US$46 to US$55.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 118

Table 14-12: Individual Mineral Resource Statement for Yauricocha Mine Areas as of October 31, 2019

SRK Consulting (Canada), Inc. (1) (2) (3) (4) (5) (6) (7) (8) (9)

Mina Central - Polymetallic	Catas and Antacaca	COV	47		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
		Measured	867.9	3.51	28.98	0.71	1.01	0.15	2.47	0.18	26.27	95	808.6	19.72	19,232.40	2,822.10	47,235.10	1.578	228
		Indicated	2,780.30	3.52	25.06	0.6	1.14	0.18	2.16	0.12	26.52	95	2,239.80	53.94	69,804.90	11,314.30	132,605.70	3.432	737.4
		Measured+ Indicated	3,648.20	3.52	25.99	0.63	1.11	0.18	2.24	0.14	26.46	95	3,048.40	73.66	89,037.30	14,136.50	179,840.80	5.01	965.3
		Inferred	3,501.00	3.47	26.17	0.56	1.56	0.31	0.92	0.06	26.1	95	2,945.50	62.98	120,294.40	24,283.90	70,681.90	1.936	913.8

Mina Central - Polymetallic	Rosaura and Antacaca Sur	COV	49		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
		Measured	431.7	3.33	45.15	0.62	0.65	0.77	2.92	0.14	19.94	104	626.6	8.56	6,225.40	7,288.90	27,772.70	0.617	86.1
		Indicated	723.5	3.41	33.33	0.5	0.9	0.18	1.54	0.12	24.26	78	775.4	11.68	14,348.10	2,943.40	24,632.00	0.84	175.5
		Measured+ Indicated	1,155.20	3.38	37.75	0.54	0.81	0.4	2.06	0.13	22.65	87	1,402.00	20.24	20,573.50	10,232.30	52,404.70	1.458	261.6
		Inferred	853.1	3.57	19.82	0.45	1.61	0.13	0.61	0.05	29.62	87	543.7	12.25	30,332.90	2,470.70	11,401.00	0.431	252.7

Mina Central- Pb / Ag Oxide	Antacaca Sur Oxidos	COV	49		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
		Measured	128.1	3.16	202.31	1.59	0.24	2.45	0.54	0.35	30.33	90	833.2	6.54	672.2	6,930.90	1,514.60	0.446	38.9
		Indicated	59.7	3.16	162.5	1.1	0.4	1.99	0.99	0.29	31.27	71	311.9	2.12	520.1	2,622.40	1,298.70	0.17	18.7
		Measured+ Indicated	187.8	3.16	189.65	1.43	0.29	2.31	0.68	0.33	30.63	84	1,145.10	8.66	1,192.30	9,553.30	2,813.30	0.617	57.5
		Inferred	20.6	3.17	194.02	2.37	0.37	0.83	0.77	0.32	36.56	85	128.5	1.57	169.8	376.3	348.1	0.067	7.5

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 119

Esperanza - Polymetallic	Esperanza, Esperanza Norte, Esperanza Distal, Esperanza Breccia 3 (11)	COV	46 + 47 (10)		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
		Measured	1,461.20	3.36	64.87	0.7	2.27	1.13	2.84	0.24	26.93	179	3,047.50	32.96	73,030.70	36,451.80	91,387.50	3.565	393.5
		Indicated	1,996.80	3.3	60.61	0.52	1.85	1.03	2.98	0.2	26.14	161	3,890.90	33.46	81,579.50	45,383.00	131,402.60	3.963	521.9
		Measured+ Indicated	3,458.00	3.32	62.41	0.6	2.03	1.07	2.92	0.22	26.47	169	6,938.40	66.43	154,610.20	81,834.80	222,790.10	7.528	915.4
		Inferred	543.7	170.6	543.7	170.6	543.7	170.6	543.7	0.19	20.69	188	1,183.80	4.8	18,204.60	21,164.80	55,224.80	1.039	112.5

Mascota - Polymetallic and Cu / Pb / Ag Oxides	Mascota Oxidos Cu Pb-Ag, Mascota Polymetallic North, Mascota Polymetallic East, Mascota Polymetallic (South) East, Mascota Polymetallic South and Mascota Sur Oxidos Cu (11)	COV	46 + 55 (10)		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
		Measured	125	3.4	184.21	1.35	0.67	5.62	7.44	0.19	20.69	273	740.3	5.43	1,858.50	15,487.70	20,507.20	0.24	25.9
		Indicated	561.5	3.31	130.67	0.71	0.75	3.13	7.09	0.13	17.96	227	2,359.00	12.8	9,321.80	38,798.90	87,748.90	0.724	100.8
		Measured+ Indicated	686.5	3.33	140.42	0.83	0.74	3.59	7.15	0.14	18.45	236	3,099.30	18.23	11,180.30	54,286.60	108,256.10	0.964	126.7
		Inferred	264.9	3.46	153.3	1.07	0.55	2.44	5.65	0.1	24.2	200	1,305.60	9.08	3,204.60	14,275.60	33,007.40	0.258	64.1

Cuye - Polymetallic	Cuye	COV	46		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
		Measured	0	-	-	-	-	-	-	-	-	-	0	0	0	0	0	0	0
		Indicated	2,137.00	3.59	24.59	0.55	1.5	0.2	1.43	0.14	27.55	98	1,689.80	37.55	70,587.70	9,227.00	67,445.70	2.911	588.8
		Measured+ Indicated	2,137.00	3.59	24.59	0.55	1.5	0.2	1.43	0.14	27.55	98	1,689.80	37.55	70,587.70	9,227.00	67,445.70	2.911	588.8
		Inferred	1,088.30	3.63	36.72	0.39	1.74	0.25	1.13	0.16	28.8	106	1,284.70	13.66	41,677.00	6,116.30	27,098.50	1.689	313.5

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 120

Cuerpos Pequeños - Polymetallic	Butz (Mined-out)	COV	55		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
			(k t)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
		Measured	0	-	-	-	-	-	-	-	-	-	0	0	0	0	0	0	0
		Indicated	0	-	-	-	-	-	-	-	-	-	0	0	0	0	0	0	0
		Measured+ Indicated	0	-	-	-	-	-	-	-	-	-	0	0	0	0	0	0	0
		Inferred	0	-	-	-	-	-	-	-	-	-	0	0	0	0	0	0	0

Cuerpos Pequeños - Polymetallic	Contacto Sur Medio: TJ6060, TJ8167 (I) and TJ1590 (II) (11)	COV	55		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
		Measured	77.9	3.21	211.42	0.24	0.14	6.67	8.26	0.14	7.12	315	529.5	0.6	248.5	11,462.50	14,189.20	0.111	5.5
		Indicated	85	3.33	218.71	0.16	0.14	8.01	12.07	0.14	5.5	402	597.7	0.45	259.3	15,010.40	22,626.20	0.118	4.7
		Measured+ Indicated	162.9	3.27	215.22	0.2	0.14	7.37	10.25	0.14	6.28	360	1,127.20	1.05	507.7	26,472.90	36,815.40	0.23	10.2
		Inferred	72.3	3.35	230.29	0.15	0.12	8.92	11.53	0.09	5.09	411	535.3	0.35	190.7	14,216.90	18,376.80	0.065	3.7

Cuerpos Pequeños - Polymetallic	Gallito	COV	55		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
		Measured	23.5	3.36	53.47	0.23	0.72	3.33	9.69	0.18	14.41	260	40.4	0.17	374.3	1,723.40	5,022.60	0.042	3.4
		Indicated	4.4	3.38	31.1	0.14	0.08	2.89	10.59	0.1	11.93	237	4.4	0.02	7.5	280.2	1,027.40	0.005	0.5
		Measured+ Indicated	27.9	3.36	49.94	0.21	0.62	3.26	9.84	0.17	14.01	257	44.8	0.19	381.8	2,003.60	6,049.90	0.047	3.9
		Inferred	33.8	3.16	33.13	0.11	0.09	3.36	10.37	0.08	8.19	242	36	0.12	67.2	2,500.50	7,723.70	0.026	2.8

Cuerpos Pequeños - Polymetallic	Oriental	COV	55		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
		Measured	95.9	3.67	64.38	0.12	0.46	0.64	8.83	0.21	28.28	194	198.5	0.36	979.7	1,362.00	18,665.40	0.205	27.1
		Indicated	144.2	3.51	53.47	0.13	0.36	0.44	8.99	0.18	23.86	186	247.9	0.59	1,151.30	1,404.80	28,584.00	0.259	34.4
		Measured+ Indicated	240.1	3.57	57.83	0.12	0.4	0.52	8.93	0.19	25.63	189	446.4	0.95	2,131.00	2,766.80	47,249.40	0.464	61.5
		Inferred	16.6	3.46	33.54	0.11	0.19	0.41	5.84	0.11	25.28	122	17.9	0.06	71	151.2	2,137.60	0.018	4.2
Cuerpos Pequeños - Polymetallic	Occidental (11)	COV	55		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
		Measured	57.7	3.17	83.55	0.43	0.18	1.74	7.36	0.06	12.72	185	155	0.79	232.8	2,214.50	9,368.30	0.032	7.3
		Indicated	49.1	3.09	47.13	0.28	0.18	0.56	6.66	0.05	11.69	142	74.4	0.44	194.4	609.8	7,213.50	0.026	5.7
		Measured+ Indicated	106.8	3.13	66.81	0.36	0.18	1.2	7.04	0.05	12.24	165	229.4	1.23	427.3	2,824.30	16,581.80	0.058	13.1
		Inferred	0.4	4	31.1	0.08	0.1	0.05	4.6	0.02	7.28	90	0.4	0	0.9	0.4	40.6	0	0

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 121

		COV	47		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
Cachi-Cachi			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
-	Angelita	Measured	81.2	3.3	22.41	0.32	0.53	0.41	3.04	0.1	23.05	87	58.5	0.85	952.8	731.7	5,447.00	0.081	18.7
Polymetallic		Indicated	1.2	3	20.74	0.49	0.63	0.37	2.88	0.1	21.7	88	0.8	0.02	16.8	9.7	76.3	0.001	0.3
		Measured+ Indicated	82.4	3.3	22.38	0.33	0.53	0.41	3.04	0.1	23.03	87	59.3	0.87	969.6	741.4	5,523.20	0.082	19
		Inferred	0	-	-	-	-	-	-	-	-	-	0	0	0	0	0	0	0
		COV	55		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
Cachi-Cachi			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
-	Carmencita (11)	Measured	0	-	-	-	-	-	-	-	-	-	0	0	0	0	0	0	0
Polymetallic		Indicated	45.6	3.51	80.76	0.88	0.17	0.89	5.3	0.15	21.57	137	118.4	1.29	172.2	895.1	5,332.10	0.067	9.8
		Measured+ Indicated	45.6	3.51	80.76	0.88	0.17	0.89	5.3	0.15	21.57	137	118.4	1.29	172.2	895.1	5,332.10	0.067	9.8
		Inferred	3.5	3.18	52.43	0.33	0.12	0.51	3.66	0.24	17.31	89	5.9	0.04	9.3	39.2	282.4	0.008	0.6
		COV	47		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
Cachi-Cachi			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
-	Celia	Measured	9.7	3.23	19.56	0.45	0.46	0.38	2.45	0.16	23.37	72	6.1	0.14	97.9	82.2	524.7	0.015	2.3
Polymetallic		Indicated	0	-	-	-	-	-	-	-	-	-	0	0	0	0	0	0	0
		Measured+ Indicated	9.7	3.23	19.56	0.45	0.46	0.38	2.45	0.16	23.37	72	6.1	0.14	97.9	82.2	524.7	0.015	2.3
		Inferred	0	-	-	-	-	-	-	-	-	-	0	0	0	0	0	0	0
		COV	55		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
Cachi-Cachi			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(K t)	(kt)
-	Elissa	Measured	19.3	3.22	142.14	0.58	0.65	1.63	6.46	0.21	14.73	203	88.2	0.36	276.7	693.1	2,749.60	0.041	2.8
Polymetallic		Indicated	46.9	3.03	147.76	0.62	0.76	1.73	4.58	0.18	10.31	180	222.8	0.93	783.1	1,786.80	4,734.90	0.083	4.8
		Measured+ Indicated	66.2	3.08	146.12	0.61	0.73	1.7	5.13	0.19	11.6	187	311	1.29	1,059.80	2,480.00	7,484.50	0.124	7.7
		Inferred	8.9	2.87	96.46	0.35	0.63	1.09	2.33	0.08	7.36	112	27.6	0.1	124.3	213	457	0.007	0.7
		COV	55		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
Cachi-Cachi			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
-	Escondida (11)	Measured	43.3	3.49	51.22	0.31	0.18	2.42	6.1	0.09	24.07	165	71.3	0.43	172	2,312.60	5,826.40	0.037	10.4
Polymetallic		Indicated	43.6	3.38	32.03	0.38	0.07	1.77	5.65	0.18	22.08	135	44.9	0.53	67	1,701.10	5,432.80	0.078	9.6
		Measured+ Indicated	86.9	3.43	41.59	0.34	0.12	2.1	5.88	0.13	23.07	150	116.2	0.96	239	4,013.70	11,259.20	0.115	20
		Inferred	33.6	3.29	21.29	0.26	0.04	1.1	4.69	0.09	21.3	105	23	0.28	26.9	817.7	3,475.80	0.03	7.2
		COV	55		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
Cachi-Cachi			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
-	Karlita	Measured	142.3	3.89	68.74	0.48	0.79	0.58	4.16	0.1	30.51	133	314.5	2.18	2,487.70	1,805.80	13,047.40	0.141	43.4
Polymetallic		Indicated	115.3	4.05	64.9	0.48	0.88	0.35	3.96	0.08	33.73	129	240.6	1.79	2,234.80	877.2	10,060.10	0.097	38.9
		Measured+ Indicated	257.6	3.96	67.02	0.48	0.83	0.47	4.07	0.09	31.95	131	555.1	3.97	4,722.50	2,683.00	23,107.50	0.237	82.3
		Inferred	11.1	4.11	73.98	0.48	1.04	0.21	2.65	0.06	34.35	114	26.4	0.17	255.1	50.3	649.5	0.007	3.8

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 122

Cachi-Cachi - Polymetallic	Privatizadora	COV	55		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
		Measured	55.7	3.59	55.23	0.64	0.06	2.94	7.98	0.12	25.1	203	98.9	1.15	78.9	3,604.60	9,799.50	0.065	14
		Indicated	141.6	3.4	49.29	0.45	0.12	2.23	6.13	0.08	22.01	160	224.4	2.05	387.8	6,965.90	19,134.30	0.116	31.2
		Measured+ Indicated	197.3	3.46	50.97	0.5	0.11	2.43	6.65	0.09	22.88	172	323.3	3.2	466.7	10,570.50	28,933.90	0.181	45.1
		Inferred	15.6	3.25	40.47	0.26	0.09	0.95	3.5	0.1	21.84	91	20.3	0.13	31.7	326.7	1,204.40	0.016	3.4

Cachi-Cachi - Polymetallic	Vanessa (11)	COV	55		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
		Measured	10.9	3.3	67.34	0.5	0.11	2.93	12.39	0.08	13.09	281	23.6	0.17	25.4	703.7	2,977.30	0.009	1.4
		Indicated	23.9	3.41	55.05	0.6	0.55	1.56	7.8	0.09	21.24	197	42.3	0.46	289.7	823.6	4,111.00	0.02	5.1
		Measured+ Indicated	34.8	3.38	58.9	0.57	0.41	1.99	9.24	0.08	18.69	223	65.9	0.64	315	1,527.40	7,088.30	0.029	6.5
		Inferred	14.1	3.44	58.24	0.74	0.47	1.58	9.31	0.09	20.71	221	26.4	0.34	145.3	492.3	2,894.00	0.013	2.9

Cachi-Cachi - Polymetallic	Yoselim (11)	COV	55		Grades							Value	Contained Metal
		Classification	Tonnes	Density	Ag	Au	Cu	Pb	Zn	As	Fe	NSR	Ag	Au	Cu	Pb	Zn	As	Fe
			(kt)	(kg/m3)	(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(USD/t)	(K oz)	(K oz)	(K lb)	(K lb)	(K lb)	(kt)	(kt)
		Measured	30.7	3.34	113.37	0.63	0.1	2.21	6.59	0.32	19.47	180	111.9	0.62	68.1	1,493.90	4,460.80	0.098	6
		Indicated	29.4	3.34	110.87	0.38	0.12	2.52	6.26	0.24	19.54	181	104.8	0.36	77.6	1,636.00	4,054.30	0.071	5.7
		Measured+ Indicated	60.1	3.34	112.15	0.51	0.11	2.36	6.43	0.28	19.5	181	216.7	0.98	145.7	3,129.90	8,515.10	0.169	11.7
		Inferred	19.6	3.27	105.69	1.02	0.22	3.28	6.04	0.21	16	198	66.6	0.64	95	1,415.80	2,609.80	0.042	3.1

Notes

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Silver, gold, silver, copper, lead, zinc, arsenic (deleterious) and iron assays were capped / cut where appropriate.

(3) The consolidated Yauricocha Resource Estimate is comprised of Measured, Indicated and inferred material in the Mina Central, Cuerpos Pequeños, Cuye, Mascota, Esperanza and Cachi-Cachi mining areas.

(4) Polymetallic Mineral Resources are reported at Cut-Off Values (COV)’s based on 2018 actual metallurgical recoveries and 2019 smelter contracts.

(5) Metal price assumptions used for polymetallic feed considered 2019 consensus pricing (Gold (US$1,303/oz), Silver (US$15.95/oz), Copper (US$2.94/lb), Lead (US$0.95/lb), and Zinc (US$1.24/lb).

(6) Lead Oxide Mineral Reserves are reported at Cut-Off Values (COV)’s based on 2016 actual metallurgical recoveries and 2016/2017 smelter contracts.

(7) Metal price assumptions used for lead oxide feed considered Long Term consensus pricing (Gold (US$1,314/oz), Silver (US$17.55/oz), Copper (US$3.11/lb), Lead (US$0.95/lb), and Zinc (US$1.08/lb).

(8) The mining costs are based on 2018 actual costs and are variable by mining method.

(9) The unit value COV’s are variable by mining area and proposed mining method. The marginal COV ranges from US$46 to US$55.

(10) Two or more mining methods employed, hence multiple cut-off applied to the respective regions.

(11) Addition of new zones or the removal of zone as mined-out.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 123

14.12	Mineral Resource Sensitivity

To demonstrate the sensitivity of the Mineral Resource estimations to factors such as changes in commodity prices or mining / processing costs, SRK has produced value vs. tonnage charts at various unit value cut-offs for each area, for all categories of resources. This shows that the majority of the Mineral Resources defined in Mina Central, Esperanza, Mascota, Cuye, Cuerpos Pequeños and Cachi-Cachi have some sensitivity to the unit value cut-off (varying in degree between mineralized bodies), and that this should be considered in the context of the impact on changing cost assumptions with respect to the contained Mineral Resources.

The grade tonnage charts for each area are shown in Figure 14-23 through Figure 14-27.

Source: SRK, 2019

Figure 14-23: Mina Central Value Tonnage Chart

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 124

Source: SRK, 2019

Figure 14-24: Esperanza Value Tonnage Chart

Source: SRK, 2019

Includes all Mascota Areas.

Figure 14-25: Mascota Value Tonnage Chart

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 125

Source: SRK, 2019

Includes all Cachi-Cachi Areas

Figure 14-26: Cachi-Cachi Value Tonnage Chart

Source: SRK, 2019

Includes all Cuerpos Pequeños Areas.

Figure 14-27: Cuerpos Pequeños Value Tonnage Chart

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 126

14.13	Relevant Factors

There are no other relevant factors that SRK is aware of that would affect the Mineral Resources.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 127

15	Mineral Reserve Estimates

This section summarizes the key assumptions, parameters, and methods used in the preparation of the Mineral Reserve estimate for the Yauricocha Mine. The Mineral Reserve Statement presented herein has been prepared for public disclosure.

15.1	Estimation Methodology

The current reserve estimation procedure at Yauricocha is to:

1.	Review the geological information and resource block model for selection of applicable mining method.

2.	Determine the modifying factors based on mining method and ore type

3.	Determine commodity price consensus forecasts and exchange rates to be used.

4.	Determine the economic and marginal cut-off values based on previous years actual costs.

5.	Calculate Net Smelter Return (NSR) factors to add NSR value field to block models.

6.	Outline the potentially mineable areas using MSO and modified block models using NSR as the optimization field.

7.	For Sub-Level Cave (SLCM1, SLCM2, SLCM3) mining areas - Import MSO stope shapes into Datamine Studio UG and slice into 1m sub-stope lengths, re-evaluate each sub-stope against the block model, sub-stopes are classified by “Dominant” mineral resource class.

8.	For Cut and Fill (CRAM) mining areas - Import MSO stope shapes into Datamine Studio UG, stopes are classified by “Dominant” mineral resource class.

9.	Export results to Excel by stope or sub-stope shape

10.	Apply the modifying factors in Excel to each stope or sub-stope shape.

11.	Evaluate each stope or sub-stope shape to determine if it is Economic, Marginal or Uneconomic by comparing diluted NSR vs appropriate Cut Off Value (COV).

12.	Filter for stope or sub-stope shapes that meet criteria for inclusion in mineral reserves;

–	Economic or marginal

–	Dominant resource class is measured or indicated

13.	Refine the mineable areas through removal of stope and sub-stope shapes that are uneconomic, non-continuous and/or isolated from more substantial mining areas.

14.	Remove any marginal stope or sub-stope shapes that are not immediately adjacent to a block of economic stope or sub-stope shapes, marginal stope or sub-stope shapes are only included if no significant additional development is required.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 128

15.	Generate the mine design including development access and infrastructure required to mine the stope shapes.

16.	Generate mine sequence and production schedule.

17.	Deliver production and development profiles to metallurgy for application of recovery factors and finance for cash flow modeling and application of operating and capital costs.

18.	Prepare the Mineral Reserve Statement.

The reserve estimation process outlined above is in conformity with CIM Mineral Resource and Mineral Reserves Estimation Best Practices Guidelines (November 2003), but not fully compliant with latest industry best practice guidelines published by CIM on November 29th, 2019), see Section 26 - Recommendations. The new guidelines were published while the mineral reserve estimates were being calculated.

The reserve estimation procedure is completed for each of the 27 ore zones. The ore zone production schedules are then grouped into the six main mining areas: Mina Central, Mascota, Esperanza, Cuye, Cachi-Cachi, and Cuerpos Pequeños and then combined to generate the consolidated Yauricocha Life of Mine (LoM) plan.

15.1.1	Treatment of Inferred Mineral Resources

When running MSO, small amounts of inferred mineral resources are included within the final shapes which then have the modifying factors applied to determine the estimated final milled tonnes and head grades. Best practice is to treat inferred mineral resources as waste during the mine design process such that any inferred mineral resource included within the mineral reserve shapes are incidental.

The total amount of inferred mineral resources included within the final Mineral Reserve shapes is 0.8%

15.2	Modifying Factors

Measured and Indicated Mineral Resources were converted to Mineral Reserves by applying the appropriate modifying factors, as described herein, to the final MSO shapes created during the mine design process. The mining recovery and external dilution factors used in this report are based on historical Yauricocha data and are the factors used in the planning processes currently implemented at the site.

The in-situ tonnage and grade of each potential mining block is based on the resource block models. All mineral reserve estimates are expressed as "dry” tonnes (i.e., no moisture) and are based on the density values stored in the block model.

The dilution factor represents external dilution and range between 10% to 25% and varies based on mining method, geomechanical characteristics of the orebody, and the amount of water present. These factors account for material mined from outside of the MSO shapes including overdraw of cave material and is in addition to any internal dilution.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 129

Internal dilution is included within the MSO shapes generated and is therefore included in the in-situ tonnes and grades. External and internal dilution are assigned a zero grade for purposes of mineral reserve estimation.

The mining recovery factors represents how much of the diluted stope material will reach the mill and ranges between 70% to 100% based on historical data and accounting for the mining method, geomechanical characteristics of the orebody, and the amount of water present as this affects the mining recovery.

The generalized formula for calculating the reserve tonnage in each mining block is:

•	Reserve Tonnes = (Tonnes) mining block * Mining Recovery % * (1 + Dilution %)

The generalized formula for calculating the reserve grade is:

•	Reserve Grade = (Resource Grade) mining block / (1 + Dilution %)

Table 15.1 lists the mining recovery and external dilution factors applied to each orebody based on the mining method.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 130

Table 15-1: Mining Recovery and Dilution Factors

Area	Zone	Mining	Mining Method Description	Mining	External Dilution (%)
		Method		Recovery (%)
Mina Central	Catas	SLCM2	Mechanized Sub Level Caving – Some Water Present	80	20
	Antacaca	SLCM2	Mechanized Sub Level Caving – Some Water Present	80	20
	Rosaura	SLCM3	Mechanized Sub Level Caving – Water present	70	25
	Antacaca Sur	SLCM3	Mechanized Sub Level Caving – Water present	70	25
Esperanza	Esperanza	SLCM1	Mechanized Sub Level Caving – No Water Present	90	20
	Norte	SLCM2	Mechanized Sub Level Caving – Some Water Present	80	20
	Distal	SLCM1	Mechanized Sub Level Caving – No Water Present	90	20
Mascota	Oxide Ag-Pb	SLCM1	Mechanized Sub Level Caving – No Water Present	90	20
	Polymetallic (All)	CRAM	Mechanized Overhand Cut and Fill	100	10
Cuye	All	SLCM1	Mechanized Sub Level Caving – No Water Present	90	20
Cachi-Cachi	Angelita	SLCM2	Mechanized Sub Level Caving – Some Water Present	80	20
	Karlita	CRAM	Mechanized Overhand Cut and Fill	100	10
	Elissa	CRAM	Mechanized Overhand Cut and Fill	100	10
	Celia	SLCM2	Mechanized Sub Level Caving – Some Water Present	80	20
	Escondida	CRAM	Mechanized Overhand Cut and Fill	100	10
	Privatizadora	CRAM	Mechanized Overhand Cut and Fill	100	10
	Vanessa	CRAM	Mechanized Overhand Cut and Fill	100	10
	Yoselim	CRAM	Mechanized Overhand Cut and Fill	100	10
	Carmencita	CRAM	Mechanized Overhand Cut and Fill	100	10
Cuerpos Pequenos	Gallito	CRAM	Mechanized Overhand Cut and Fill	100	10
	Oriental	CRAM	Mechanized Overhand Cut and Fill	100	10
	Occidental	CRAM	Mechanized Overhand Cut and Fill	100	10
	Contacto Sur Medio (TJ 6060)	CRAM	Mechanized Overhand Cut and Fill	100	10
	Contacto Sur Medio I (TJ 8167)	CRAM	Mechanized Overhand Cut and Fill	100	10
	Contacto Sur Medio II (TJ 1590)	CRAM	Mechanized Overhand Cut and Fill	100	10

Source: Sierra Metals, 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 131

15.2.1	Net Smelter Return

A net smelter return (NSR) value was calculated for each block model cell taking into account the mineral resource grades, metal prices, metallurgical recoveries, and terms of current smelter contacts. The NRS factors used to calculate the NSR values take into account the applicable concentrate treatment charges, refining charges, payable metal content, minimum deductions, price participation, and deleterious element deductions. These factors vary by concentrate and ore type with three concentrates currently being produced from Polymetallic sources and plans to produce two concentrates for Oxide sources in the future.

Metal Prices and Exchange Rate

The metal price assumptions are shown in Table 15.2 and are based on long-term consensus pricing. In the case of the oxide mineralization, these are not planned for production until after 2022

The metal price assumptions have been derived from CIBC Global Mining Group Consensus Commodity prices dated October 31, 2019, provided by Sierra Metals.

Table 15-2: Unit Value Metal Price Assumptions

Ag	Au	Cu	Pb	Zn
(US$/oz)	(US$/oz)	(US$/lb)	(US$/lb)	(US$/lb)
17.82	1,354	3.08	0.93	1.08

Source: Sierra Metals, 2019

An exchange rate of 3.30 Peruvian Sol per US$ was used to convert costs into US$ equivalent.

Metallurgical Recoveries

Metallurgical recoveries used for polymetallic feed sources are based on 2018 actual mill production data provided by Sierra Metals, while metallurgical recoveries for lead oxide feed sources is based on 2016 actual mill production data. Only polymetallic feed sources are included in the LoM for the 2019 to 2022 period. Table 15.3 summarizes the metallurgical recoveries used in calculating the NSR factors.

Table 15-3: Metallurgical Recoveries (1)(2)

Process Recovery	Ag	Au	Cu	Pb	Zn
	(%)	(%)	(%)	(%)	(%)
Total Recovery (Polymetallic Feed)	76.4	17.2	80.4	88.6	89.2
Copper Concentrate	26.3	9.2	74.9	-	-
Lead Concentrate	40.9	8.0	5.5	88.6	-
Zinc Concentrate	9.2	-	-	-	89.2
Total Recovery (Lead Oxide Feed)	50.5	52.9	-	64.6	-
Lead Sulfide Concentrate	21.5	27.9	-	9.1	-
Lead Oxide Concentrate	29.1	25.1	-	55.5	-

Source: Sierra Metals, 2019

(1) Values of 0 indicate negligible recovery or that the metal is not payable in the concentrate.

(2) Totals may not sum due to rounding.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 132

Smelter Terms

Table 15.4 summarizes the 5-year average smelter terms (2016-2020) for polymetallic feed including treatment and refining charges (TC/RC), price participation, expected penalties for deleterious elements and percent payable for each element by concentrate. This table also summarizes the smelter terms assumptions for lead oxide feeds including treatment and refining charges (TC/RC), price participation, expected penalties for deleterious elements and percent payable for each element by concentrate based on 2018 contract. The contracts also include price participation clauses and all payable metals are subject to minimum deductions clauses.

Table 15-4: Summary of Smelter Terms by Concentrate

			Percent Payables
Material Type	TC/RC (US$/DMT)	Other Charges (US$/DMT)	Ag	Au	Cu	Pb	Zn
			(%)	(%)	(%)	(%)	(%)
Polymetallic Feed
Copper Concentrate	150.01	217.30	90	90	96.5	-	-
Lead Concentrate	115.31	-	95	95	-	95	-
Zinc Concentrate	152.88	7.44	70	-	-	-	85
Lead Oxide Feed
Sulfide Concentrate	115.30	-	95	95	-	95	-
Oxide Concentrate	225.00	-	95	95	-	95

Source: Sierra Metals, 2019

All payable metals are subject to minimum deduction or minimum grade in concentrate clauses

Other charges including price participation and typical penalties

In the case of Ag recovered into the Zinc concentrate, the 2018 average grade in concentrate was slightly above the minimum payment grade, not all Zinc concentrate shipments will meet the minimum Ag grade criteria.

These terms were used to calculate NSR factors based on 2018 actual mill production data for the polymetallic feed and based on 2016 actual mill production data for oxide feed as mining of oxides ceased in December 2016. Mill data consisted of milled tonnes, head grades, concentrate production and concentrate grades including deleterious elements.

The NSR factors shown in Table 15.5 where used to calculate the NSR value on a block-by-block basis, based on material type and estimated head grade for each block model. The NSR factors are multiplied by the estimated grades and expressed as US$ per gram per tonne (US$/gpt) for gold and silver, and as US$ per percent (US$/%) for lead, zinc and copper.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 133

Table 15-5: Summary of NSR Factors by Concentrate

	Net Smelter Return Factors by Concentrate
Material Type	Ag	Au	Cu	Pb	Zn
	(US$/gpt)	(US$/gpt)	(US$/%)	(US$/%)	(US$/%)
Polymetallic Feed	0.299	4.290	39.312	16.058	15.111
Copper Concentrate	0.111	2.579	39.312	-	-
Lead Concentrate	0.187	1.711	-	16.058	-
Zinc Concentrate	0.001	-	-	-	15.111
Lead Oxide Feed	0.214	16.460	-	10.359	-
Sulphide Concentrate	0.098	10.228	-	1.526	-
Oxide Concentrate	0.115	6.232	-	8.834	-

Source: Sierra Metals, 2019

15.2.2	Cut-off Value Estimation

The NSR value of each potential mining block was calculated and evaluated against economic and marginal cut-off values. The economic cut-off varies by mining method and ore zone, and includes direct and indirect mining costs, processing costs, and general and administrative costs. Mining blocks with an average NSR value above the economic cut-off, that have defined access, and that are not isolated from mining areas, are classified as economic and included in the reserves. In some cases, marginal blocks, defined as blocks below the economic cut-off, but above the cost of direct mining and processing, are included in the reserve if they are in between or immediately adjacent to economic blocks, and it is reasonable to expect that no significant additional development would be required to extract the marginal block. Mining blocks with an NSR value below the marginal cut-off are classified as waste.

The economic and marginal cut-offs used in this report are provided in Table 15.6.

Table 15-6: Economic and Marginal Cut-Off Value by Mining Method (US$/t)

Mining	Direct	Indirect	Processing	G&A	Total	Economic	Marginal
Method	Mining	Mining				COV	COV
	(US$/t)	(US$/t)	(US$/t)	(US$/t)	(US$/t)	(US$/t)	(US$/t)
SLCM1	27.96	21.93	10.69	9.95	70.53	≥71	71< NSR ≥46
SLCM2	29.71	21.93	10.69	9.95	72.28	≥72	72< NSR ≥47
SLCM3	31.67	21.93	10.69	9.95	74.24	≥74	74< NSR ≥49
CRAM1	37.78	21.93	10.69	9.95	80.35	≥80	80< NSR ≥55

Source: Sierra Metals, 2019

Note: SLCM: Sub-Level Caving, CRAM: Mechanized Cut and Fill

15.3	Reserve Estimate

The Mineral Reserves are estimated in conformity with CIM Mineral Resource and Mineral Reserves Estimation Best Practices Guidelines (2003) and are classified according to CIM Standard Definition for Mineral Resources and Mineral Reserves (May 2014) guidelines. The Mineral Reserve Statement is reported in accordance with NI 43-101.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 134

The primary ore type at Yauricocha is a polymetallic sulfide which makes up more than 99% of the reserve by tonnage. The remaining ore type is a lead oxide which makes up less than 1%.

The reference point at which the Mineral Reserve is identified is where the ore is delivered to the processing plant referred to as mill feed.

The consolidated Mineral Reserve statement for the Yauricocha Mine is presented in Table 15-7.The individual detailed Mineral Reserve tables by area are presented in Table 15.8.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 135

Table 15-7: Yauricocha Mine Consolidated Mineral Reserve Statement as of October 31, 2019

SRK Consulting (Canada) Inc. (1) (2) (3) (4) (5) (6)(7)

Mineral Type	Classification	Mineral Reserves						Contained Metal
		Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
		(kt)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Consolidated Feed	Proven	2,665	52.57	0.58	1.26	0.95	3.23	4.5	49.6	73.8	55.9	189.8
	Probable	5,775	43.69	0.47	1.07	0.70	3.00	8.1	86.4	136.0	88.6	382.2
Total Proven and Probable		8,439	46.49	0.50	1.13	0.78	3.07	12.6	136.0	209.8	144.5	572.0

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101

(2) All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.

(3) The consolidated Yauricocha Reserve Estimate is comprised of Proven and Probable material in the Mina Central, Esperanza, Cachi-Cachi, Mascota, Cuye, and Cuerpos Pequeños mining areas.

(4) Mineral reserves are reported at unit value cut-offs values (COV) based on metal price assumptions*, variable metallurgical recovery assumptions** and variable modifying factors***.

*

Metal price assumptions considered are based on 2019 consensus pricing: Gold (US$/oz 1,354.00), Silver (US$/oz 17.82), Copper (US$/lb 3.08), Lead (US$/lb 0.93), and Zinc (US$/lb 1.08).

** Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation. Recovery is a function of grade and relative metal distribution in individual concentrates. The assumptions are built into the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.

*** Modifying factors such as dilution and mining recovery are based on historical mine to mill reconciliation and are variable by mining method and area.

(5) The mining costs are variable by mining method.

(6) Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.

(7) The unit value COV’s are variable by mining area and proposed mining method. The economic COV ranges from US$71 to US$80.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 136

Table 15-8: Individual Mineral Reserve Statement for Yauricocha Mine Areas as of October 31, 2019 SRK Consulting (Canada) Inc.

Catas			Mineral Reserves						Contained Metal
Classification	Mineral Type	Economic COV (US$/t)	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
			(kt)	(g/t)	(g/t)	(%)	(%)	(%)	(K oz)	(K oz)	(M lb)	(M lb)	(M lb)
Proven	Polymetallic	≥71	462	26	0.61	0.85	0.12	2.73	383	9.05	8.7	1.2	27.8
Probable	Polymetallic	≥71	1,372	25	0.42	0.84	0.07	2.78	1,096	18.59	25.4	2.2	84.1
Proven+Probable			1,834	25	0.47	0.84	0.08	2.77	1,479	27.64	34.0	3.4	112.0
Antacaca			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥72	28	26	0.68	1.05	0.14	0.82	24	0.60	0.6	0.1	0.5
Probable	Polymetallic	≥72	87	14	0.58	1.26	0.03	0.15	40	1.60	2.4	0.1	0.3
Proven+Probable			114	17	0.60	1.21	0.06	0.31	63	2.21	3.1	0.1	0.8
Rosaura			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥74	152	41	0.49	0.54	0.84	2.49	202	2.37	1.8	2.8	8.3
Probable	Polymetallic	≥74	24	88	0.28	0.88	0.16	0.64	67	0.21	0.5	0.1	0.3
Proven+Probable			175	48	0.46	0.59	0.75	2.24	268	2.58	2.3	2.9	8.7
Antacaca Sur			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥74	82	30	0.57	0.46	0.48	3.07	80	1.51	0.8	0.9	5.6
Probable	Polymetallic	≥74	105	41	0.48	0.61	0.27	1.97	138	1.61	1.4	0.6	4.6
Proven+Probable			188	36	0.52	0.55	0.36	2.45	219	3.12	2.3	1.5	10.1
Esperanza			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥71	1309	53	0.59	1.97	0.71	1.91	2,212	24.85	56.9	20.6	55.0
Probable	Polymetallic	≥71	1,919	49	0.44	1.54	0.78	2.31	3,033	26.86	64.9	32.8	97.9
Proven+Probable			3,228	51	0.50	1.71	0.75	2.15	5,244	51.72	121.9	53.4	152.9
Esperanza Norte			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥72	-	-	-	-	-	-	-	-	-	-	-
Probable	Polymetallic	≥72	16	52	0.25	2.24	0.70	2.04	28	0.13	0.8	0.3	0.7
Proven+Probable			16	52	0.25	2.24	0.70	2.04	28	0.13	0.8	0.3	0.7
Esperanza Distal			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥71	76	49	0.16	0.16	4.19	8.66	118	0.38	0.3	7.0	14.4
Probable	Polymetallic	≥71	43	46	0.13	0.17	3.91	8.21	64	0.19	0.2	3.7	7.8
Proven+Probable			119	48	0.15	0.16	4.09	8.49	182	0.56	0.4	10.7	22.3
Mascota Polimetalico Norte			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	25	132	0.23	0.14	8.63	15.18	107	0.19	0.1	4.8	8.4
Probable	Polymetallic	≥80	133	102	0.38	0.27	5.25	8.94	436	1.62	0.8	15.4	26.2
Proven+Probable			158	107	0.36	0.25	5.79	9.94	543	1.81	0.9	20.2	34.6
Mascota Polimetalico Este			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	27	82	0.89	1.07	1.01	8.19	70	0.76	0.6	0.6	4.8
Probable	Polymetallic	≥80	235	104	0.58	0.75	1.35	6.98	787	4.35	3.9	7.0	36.1
Proven+Probable			262	102	0.61	0.78	1.31	7.10	858	5.11	4.5	7.6	41.0
Mascota Polimetalico Este 2			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	-	-	-	-	-	-	-	-	-	-	-
Probable	Polymetallic	≥80	29	54	0.24	0.32	0.27	6.46	51	0.22	0.2	0.2	4.2
Proven+Probable			29	54	0.24	0.32	0.27	6.46	51	0.22	0.2	0.2	4.2
Mascota Polimetalico Sur			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	14	81	0.47	0.32	0.33	4.73	36	0.21	0.1	0.1	1.4
Probable	Polymetallic	≥80	50	82	0.48	0.36	0.39	4.75	132	0.78	0.4	0.4	5.3
Proven+Probable			64	82	0.48	0.35	0.38	4.74	168	0.99	0.5	0.5	6.7

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 137

Classification	Mineral Type	Economic COV (US$/t)	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
			(kt)	(g/t)	(g/t)	(%)	(%)	(%)	(K oz)	(K oz)	(M lb)	(M lb)	(M lb)
Cuye			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥71	-	-	-	-	-	-	-	-	-	-	-
Probable	Polymetallic	≥71	1,309	21	0.45	1.13	0.15	1.45	903	18.92	32.5	4.4	41.7
Proven+Probable			1,309	21	0.45	1.13	0.15	1.45	903	18.92	32.5	4.4	41.7
Angelita			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥72	26	24	0.31	0.43	0.43	2.66	20	0.26	0.2	0.2	1.5
Probable	Polymetallic	≥72	-	-	-	-	-	-	-	-	-	-	-
Proven+Probable			26	24	0.31	0.43	0.43	2.66	20	0.26	0.2	0.2	1.5
Karlita			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	92	57	0.39	0.72	0.43	3.91	170	1.17	1.5	0.9	8.0
Probable	Polymetallic	≥80	23	41	0.28	0.88	0.23	4.61	31	0.21	0.5	0.1	2.4
Proven+Probable			116	54	0.37	0.75	0.39	4.05	201	1.38	1.9	1.0	10.3
Elissa			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	20	124	0.50	0.57	1.42	5.62	80	0.32	0.3	0.6	2.5
Probable	Polymetallic	≥80	6	109	0.51	0.59	1.29	4.94	20	0.09	0.1	0.2	0.6
Proven+Probable			26	121	0.50	0.57	1.39	5.47	100	0.42	0.3	0.8	3.1
Celia			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥72	3	17	0.43	0.54	0.23	1.69	2	0.05	0.0	0.0	0.1
Probable	Polymetallic	≥72	-	-	-	-	-	-	-	-	-	-	-
Proven+Probable			3	17	0.43	0.54	0.23	1.69	2	0.05	0.0	0.0	0.1
Escondida			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	34	44	0.25	0.15	2.13	5.19	48	0.27	0.1	1.6	3.9
Probable	Polymetallic	≥80	36	29	0.36	0.06	1.59	5.04	34	0.42	0.0	1.3	4.0
Proven+Probable			70	36	0.31	0.11	1.85	5.11	82	0.70	0.2	2.9	7.9
Privatizadora			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	37	46	0.45	0.09	2.26	6.19	54	0.53	0.1	1.8	5.0
Probable	Polymetallic	≥80	33	47	0.47	0.11	2.33	6.34	50	0.51	0.1	1.7	4.7
Proven+Probable			70	46	0.46	0.10	2.29	6.26	104	1.04	0.2	3.5	9.6
Vanessa			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	8	53	0.41	0.07	2.32	10.26	15	0.11	0.0	0.4	1.9
Probable	Polymetallic	≥80	13	53	0.64	0.42	1.63	8.81	22	0.26	0.1	0.5	2.5
Proven+Probable			21	53	0.55	0.29	1.90	9.39	37	0.38	0.1	0.9	4.4
Yoselim			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	28	94	0.53	0.09	1.86	5.63	86	0.49	0.1	1.2	3.5
Probable	Polymetallic	≥80	27	99	0.33	0.11	2.36	5.52	85	0.28	0.1	1.4	3.3
Proven+Probable			55	96	0.43	0.10	2.10	5.57	171	0.77	0.1	2.6	6.8
Carmencita			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	-	-	-	-	-	-	-	-	-	-	-
Probable	Polymetallic	≥80	30	77	0.80	0.16	0.80	4.84	74	0.78	0.1	0.5	3.2
Proven+Probable			30	77	0.80	0.16	0.80	4.84	74	0.78	0.1	0.5	3.2
Gallito			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	20	43	0.18	0.50	3.04	8.54	28	0.12	0.2	1.4	3.9
Probable	Polymetallic	≥80	6	26	0.12	0.07	2.42	8.84	5	0.02	0.0	0.3	1.1
Proven+Probable			26	39	0.17	0.41	2.91	8.61	33	0.14	0.2	1.7	4.9
Contacto Oriental			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	100	56	0.10	0.41	0.56	7.78	180	0.34	0.9	1.2	17.2
Probable	Polymetallic	≥80	144	48	0.11	0.33	0.40	7.94	223	0.52	1.0	1.3	25.2
Proven+Probable			244	51	0.11	0.36	0.47	7.88	403	0.86	1.9	2.5	42.3

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 138

Classification	Mineral Type	Economic COV (US$/t)	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
			(kt)	(g/t)	(g/t)	(%)	(%)	(%)	(K oz)	(K oz)	(M lb)	(M lb)	(M lb)
Contacto Occidental			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	44	67	0.35	0.17	1.30	6.52	96	0.50	0.2	1.3	6.4
Probable	Polymetallic	≥80	29	47	0.28	0.19	0.57	6.95	45	0.26	0.1	0.4	4.5
Proven+Probable			74	59	0.32	0.18	1.01	6.69	140	0.76	0.3	1.6	10.9
Contacto Sur Medio (TJ.6060)			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	2	111	0.16	0.07	4.11	5.78	8	0.01	0.0	0.2	0.3
Probable	Polymetallic	≥80	4	150	0.22	0.09	5.49	6.99	20	0.03	0.0	0.5	0.6
Proven+Probable			6	136	0.20	0.09	5.00	6.56	28	0.04	0.0	0.7	0.9
Contacto Sur Medio I (TJ.8167)			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	6	147	0.06	0.06	8.89	11.55	30	0.01	0.0	1.2	1.6
Probable	Polymetallic	≥80	20	110	0.07	0.08	5.84	14.08	71	0.05	0.0	2.6	6.3
Proven+Probable			27	119	0.07	0.08	6.57	13.48	101	0.06	0.0	3.8	7.9
Contacto Sur Medio II (TJ.1590)			Mineral Reserves						Contained Metal
Proven	Polymetallic	≥80	48	186	0.21	0.13	5.27	6.40	288	0.32	0.1	5.6	6.8
Probable	Polymetallic	≥80	64	220	0.16	0.13	7.50	9.67	454	0.33	0.2	10.6	13.7
Proven+Probable			112	206	0.18	0.13	6.54	8.27	741	0.65	0.3	16.2	20.5
Mascota Oxido Ag-Pb			Mineral Reserves						Contained Metal
Proven	Lead Oxide	≥71	20	267	8.18	0.25	0.37	2.19	169	5.16	0.1	0.2	0.9
Probable	Lead Oxide	≥71	16	382	14.31	0.86	0.72	2.47	202	7.59	0.3	0.3	0.9
Proven+Probable			36	320	10.98	0.53	0.53	2.32	371	12.75	0.4	0.4	1.8

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101

(2) All figures are rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.

(3) The consolidated Yauricocha Reserve Estimate is comprised of Proven and Probable material in the Mina Central, Esperanza, Cachi-Cachi, Mascota, Cuye, and Cuerpos Pequenos mining areas.

(4) Mineral reserves are reported at unit value cut-offs values (COV) based on metal price assumptions*, variable metallurgical recovery assumptions** and variable modifying factors***.*

Metal price assumptions considered are based on 2019 consensus pricing: Gold (US$/oz 1,354.00), Silver (US$/oz 17.82), Copper (US$/lb 3.08), Lead (US$/lb 0.93), and Zinc (US$/lb 1.08).

** Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation. Recovery is a function of grade and relative metal distribution in individual concentrates. The assumptions are built into the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.

*** Modifying factors such as dilution and mining recovery are based on historical mine to mill reconciliation and are variable by mining method and area.

(5) The mining costs are variable by mining method.

(6) Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.

(7) The unit value COV’s are variable by mining area and proposed mining method. The economic COV ranges from US$71 to US$80.

January 2020

SRK Consulting

2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 139

15.4	Other Relevant Factors

The mineral reserves estimate includes mining blocks down to the 1370 level (approximately 3,537 meters above sea level). Minera Corona is currently developing the Yauricocha Shaft to provide access to the 1270 level with expected completion in 2022. The Yauricocha Shaft will provide ore and waste handling for material below the 1070 level. The Yauricocha LoM plan includes the mining of two main levels below the 1070 level truck dumps, the 1170 and 1270 levels. A delay to the Yauricocha Shaft project could impact the overall mine plan by reducing extraction rates or delaying extraction of lower ore bodies.

Any additional shaft deepening will need to be justified by adding additional mineral reserves to the LoM plan through successful exploration programs.

A 5th expansion lift will be added to the existing tailings storage facility (TSF) starting in June 2019 which will add an additional 2.05 million cubic meters of storage capacity, equating to 31 months of storage. After this expansion, two additional expansion lifts are planned. It is estimated that the final TSF capacity after the construction of the 5th, 6th and 7th lifts will have been increased by 5.77 million cubic meters or 7.4 years of additional storage.

Environmental Impact Studies and additional permits are required prior to beginning construction of the 6th and 7th lifts of the TSF. The permitting for the 6th lift of the TSF will need to be granted by Q2 2021 to ensure there are no production delays.

SRK knows of no other existing environmental, permitting, legal, socio-economic, marketing, political or other factors that might materially affect the Mineral Reserve estimate contained herein.

January 2020

SRK Consulting

2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 140

16	Mining Methods

The mine is grouped into six main mining areas based on geographic location:

1.	Mina Central

2.	Esperanza

3.	Mascota

4.	Cuye

5.	Cachi-Cachi

6.	Cuerpos Pequeños

The mining areas are shown in plan view in Figure 16.1.

Source: SRK, 2019

Figure 16-1: Yauricocha Mine Showing Mining Areas (Plan View)

January 2020

SRK Consulting

2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 141

16.1	Mine Access and Materials Handling

Access to the mine is through the Mascota Shaft, Central Shaft, or Klepetko Tunnel at 720 level. Ramps connect levels and sub-levels in the primary mining areas as shown in Figure 16.2 Previously mined out areas are shown in pink, existing development openings are black, and designed development is shown in blue. The LoM planning blocks are shown for reference and are colored by production year.

January 2020

SRK Consulting

2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 142

CORTE LONGITUDINAL DE LA MINA YAURICOCHA - INDICANDO LA SECUENCIA DEL
PLAN DE MINADO DURANTE EL PERIODO AGOSTO 2017 AL 2026
MINA CACHI CACHI
Nivel 720
Nivel 920
Nivel 1070
CUERPO ESPERANZA
CUERPO JULIANA I
CUERPO JULIANA II
CUERPO MASCOTA
CUERPO CUYE
CUERPO CATAS
CUERPO ANTACACA
ROSAURA
ANTACACA SUR
LEYENDA EXPLOTACIÓN POR AÑOS
NOTA
Explotado
Potencial
PIQUES Y EXTRACCIÓN
SOCIEDAD MINERA CORONA S.A.

Source: Sierra Metals, 2019

Figure 16-2: Yauricocha Long Section Showing Mining Areas and Ore Zones (Looking Northeast)

January 2020

SRK Consulting

2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 143

Main levels are 50 m apart, increasing to 100 m below 1070 level. Ore and waste generated in Mina Central is moved to a series of level ore passes by LHD. The ore passes load into rail cars to be trammed to the loading pockets in Mascota Shaft to be hoisted to the 720 main haulage level. A winze at Cachi-Cachi hoists production from lower levels in that area to the 720 main haulage level. For mining at depths between 1170 level to 1370 level, the Yauricocha Shaft is under construction and expected to be commissioned in 2022. Ore is transported by rail to the mill through the Klepetko and Yauricocha Tunnels. The Yauricocha Tunnel was recently built, and this new infrastructure provides additional haulage capacity to the mill.

16.2	Current Mining Methods

The mining methods applied to the various ore zones at Yauricocha is generally chosen based on the mineralization style. Mineralization at Yauricocha encompasses two main styles, differentiated by scale, continuity, and development style.

•	Cuerpos Massivos (large bodies) are bodies formed along major structures of significant vertical extent (several hundreds of meters), consistent geometry, and significant strike length, and are mined by bulk mining methods.

•	Cuerpos Chicos (small bodies) are smaller mineralized bodies of high grades and are often less continuous and less regular in form than the Cuerpos Massivos. They are typically mined by overhand cut and fill or similar high-selectivity mining methods. Cuerpos Chicos in the Cachi-Cachi area are referred to by the area designation “Cachi-Cachi” and Cuerpos Chicos occurring in the vicinity of Mina Central are collectively referred to as the “Cuerpos Pequeños”.

Two main mining methods are used, namely:

1.	Mechanized sub-level caving for Cuerpos Massivos, and

2.	Mechanized overhand cut and fill for Cuerpos Chicos

Sub-level caving is the primary mining method at Yauricocha representing 84% of the production. This method is in use Mina Central, Esperanza, Mascota, and Cuye. Sub-level caving and overhand cut and fill is used for Cachi-Cachi, and overhand cut and fill is used for Cuerpos Pequenos.

16.3	Mine Method Design

Sub-level caving is comprised of three sub-levels that are established for each 50 m level resulting in a planned 16.7 m between sub-levels labeled as pisos (floors). Material is caved from the sub-levels and recovered in a drawpoint. Drawpoints from the footwall into the ore are typically 3.5 m wide x 3.0 m high and are spaced 8.0 m apart. Steel sets, shotcrete and bolting are used as ground support in the drawpoints and the length of each drawpoint varies with the thickness of the orebody. As the drawpoint is developed, ore samples are collected for grade control analysis from the left and right ribs. Upholes are drilled in stopes to initiate caving. Effective draw control is an important to successful extraction for this mining method. Figure 16.3 shows a typical level layout with

January 2020

SRK Consulting

2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 144

footwall as-built, drawpoints, stope blocks, and orebody geology model at the 870 level, piso (floor) 12 in Antacaca Sur.

Drawpoints are staggered by 4.0 m from sub-level to sub-level. Figure 16.4 shows an isometric view of drawpoint as-builts in Mina Central illustrating the typical drawpoint layout and offset.

Source: SRK, 2019

Figure 16-3: Typical Sub-level Cave Layout, 870 Level - Piso 12 in Antacaca Sur (Plan View)

January 2020

SRK Consulting

2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 145

Source: SRK, 2019

Figure 16-4: Isometric View of Drawpoints in Mina Central (Looking West)

Cut and fill mining is employed in the smaller orebodies. Typically, the cuts are mined 2.0 m wide x 3.0 m high in an overhand (ascending) technique where the lower levels are filled as mining progresses to the next sub-level above. Sill pillars are left between levels as mining comes up underneath the previously mined level. Based on geotechnical constraints the sill pillars are typically a minimum of 3.0 m in thickness. The long section of the Elissa orebody is shown in Figure 16.5 to show the method of overhand cut and fill.

Source: Sierra Metals, 2019

Figure 16-5: Schematic Showing Cut and Fill Mining in Elissa Orebody (Long Section)

January 2020

SRK Consulting

2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 146

16.4	Mine Method Parameters

Considerations for sub-level caving and cut and fill mining are made based on geotechnical and hydrogeology information. How massive the ore body is, rockmass characteristics and expected inflows of water are all important factors implementing the appropriate mining method and associated design parameters.

16.5	Parameters Relevant to Mine Designs and Plans

16.5.1	Geotechnical Data

This section presents details of the geotechnical data from the 2015 study, and additional data collected since then that has been provided to SRK for this technical report update.

Field Investigations

For the 2015 technical study the geotechnical field investigations focused primarily on the Antacaca Sur deposit (high mud-rush-risk area) and then extended to Antacaca, Catas, Rosaura and Mascota mining areas. As of 2015, the geotechnical investigations comprised 500 m of core logging, and 6 km of mapping of the underground workings. In this campaign over 2,000 minor structures and discontinuities were mapped.

The geotechnical core logging was conducted to help delineate structural domains. SRK logged in accordance with the rock mass rating classification systems developed by Bieniawski (1976 and 1989). These classification systems are widely-used empirical methods for classifying the rock mass quality and internationally accepted practice. Data was collected on these rock mass characteristics:

•	lithology

•	faulting and shearing

•	orientation of structure for delineating joint sets

•	estimating intact rock strength

•	Rock Quality Designation (RQD)

•	orientation of structure for delineating joint sets

•	number of discontinuities (joints)

•	average fracture frequency

•	joint spacing

Data was also collected on these discontinuity characteristics:

•	openness/aperture

January 2020

SRK Consulting

2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 147

•	planarity

•	roughness

•	infilling/coating

•	evidence of groundwater staining

In the rock mass rating system, several of these characteristics have rating values which when summed together give a rock mass rating out of 100 points and an indication of the rock mass quality.

Summary rock mass rating results from the 6 km of tunnel mapping are presented Table 16.1.

For the units encountered in the 6 km of tunnels mapped, Table 16.1 shows the statistics of the RMR89 data and Table 16.2 shows the statistics of the Geological Strength Index (GSI) data.

Table 16-1: Summary Statistics of RMRB(89) From the Tunnel Mapping

RMRB(89)	Crystallized	Marble	Grey	Skarn	Granodiorite	Monzonitic
	Limestone	Limestone	Limestone	Limestone		Intrusive
Mean	60	59	60	59	56	63
Standard Error	0.3	0.6	1	0.5	2.2	0.9
Standard Deviation	10	10	10	10	10	10
Sample Variance	2.9	11	10.9	1.2	24.8	8.3
Minimum	56	51	56	58	48	60
Maximum	62	64	64	60	62	67

Source: SRK 2015

Table 16-2: Summary Statistics of Geological Strength Index (GSI) from the Tunnel Mapping

GSI	Crystallized	Marble	Grey	Skarn	Granodiorite	Monzonitic
	Limestone	Limestone	Limestone	Limestone		Intrusive
Mean	55	54	55	54	51	58
Standard Error	0.3	0.6	1	0.5	2.2	0.9
Median	61	59	57	58	56	63
Standard Deviation	10	10	10	10	10	10
Sample Variance	2.9	11	10.9	1.2	24.8	8.3
Minimum	51	46	51	49	45	55
Maximum	57	59	46	55	57	62

Source: SRK 2015

Sierra Metals stated that diamond cored drillholes (DDH) collared underground were geotechnically logged in accordance with RMRB(89) and GSI rock mass rating systems. Although rating systems can be converted, the correlations are sometimes variable and area specific. As such, best practice is to collect data for two different systems. Based on discussion with Sierra Metals, SRK

January 2020

SRK Consulting

2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 148

understands that logging for Q’ (Barton, 1974) rock mass rating system is also being conducted now. The Q-system is most commonly used for underground applications and there are numerous industry-standard empirical design charts (e.g., ground support) established for this system.

For this technical report update, Sierra Metals provided SRK with project geological models for Cuerpos Chicos, Esperanza, Mascota, Mina Central and Cachi-Cachi mining areas. The databases in each model contained details on each drill hole: collars, downhole survey and lithology, but did not contain geotechnical data. Although it is unclear which drill holes had geotechnical data collected, Table 16.3 provides a summary of the DDH in the models that are dated after 2015.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 149

Table 16-3: Summary of Diamond Cored Drillholes Progressed Since 2015

Mining Area	Diamond Cored Drillholes
	Number	Total Metres
Cuerpos Chicos	218	12,630
Esperanza	269	15,565
Mascota	17	1,510
Mina Central	117	10,250
Cachi-Cachi	116	9,040

Source: Sierra Metals, 2019

Laboratory

In 2015 SRK, Corona and DCR Ingenieros collected rock samples for laboratory strength testing. SRK defined the laboratory specifications according to international testing standards and prepared several memorandums specifying testing requirements. Testing was done at the Universidad Nacional de Ingenieria, Lima, Peru (UNI) and comprised: 26 Uniaxial Compressive Strength (UCS) with elastic modulus, 24 triaxial compressive strength (TCS), 15 tensile, and 18 density tests (Table 16.4).

Table 16-4: Summary of the 2015 Laboratory Test Program

		Number of Tests
Units		Dry Density	Wet Density	Porosity	Absorption	Specific Gravity	UCS	Young's Modulus E	Poisson Ratio V	Triaxial Comp. Strength	Tensile Strength
Intrusive		3	3	3	3	3	5	5	5	6	3
Limestone	Marbled	3	3	3	3	3	3	3	3		3
	Fine-grained	3	3	3	3	3	5	5	5	6	3
	Recrystalized	3	3	3	3	3	5	5	5	6	3
	Coarse-grained	3	3	3	3	3	5	5	5	6	3
Breccia Calcareous		3	3	3	3	3	3	3	3	0	0
Total		18	18	18	18	18	26	26	26	24	15

Source: Sierra Metals, 2015

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 150

Table 16-5: Summary of the Results of the 2015 Laboratory Test Program

Intact Rock Strength	Rock Type
	Limestone	Limestone	Limestone	Limestone	Intrusive
	Marbled	Fine Grain	Recrystalized	Coarse Grained
Average UCS (MPa)	52.6	55	61.5	56.6	171.5
Average Young's Modulus (GPa)	13.9	16.5	17.2	14.5	21.8
Average Poisson's ratio	0.25	0.25	0.24	0.25	0.21
Average Tensile strength (MPa)	2.6	3.1	4.5	-	2.8

Source: SRK, 2015

In 2019, Sociedad Minera Corona S.A. commissioned the Universidad Catolica, Lima, Peru to conduct further laboratory strength testing. The test program comprised 15 UCS tests which included wet density measurement. Results of the testing are summarized in Table 16.6.

Table 16-6: Summary of The Results of the 2019 Laboratory Test Program

Intact Rock Strength	Rock Type
	Limestone	Altered Intrusive
Average UCS (MPa)	59.5	42.6

Source: Sierra Metals, 2019

SRK notes that lithology sub-types were not specified for the 2019 geotechnical samples, and that the intrusive lithology was described as altered. Also, the samples were likely taken from different areas of the mine with different geological controls which may influence their material strength. However, a basic statistical assessment was done combining the results of the two programs.

The limestone materials had wet densities ranging between 2.64 and 2.73 g/cm3, generally higher than the intrusive materials which had an average of 2.64 g/cm3. The average density of the ore was 4.05 g/cm3.

The limestone materials had UCS values ranging between 28 MPa and 91 MPa. The fresh intrusive material has UCS values ranging between 170 MPa and 172 MPa, but the altered intrusives had a maximum value of 110 MPa. The breccia had UCS values ranging between 40 and 50 MPa. Some samples of ore had UCS strength up to 50 MPa, but these tests were not representative of the general condition of the ore material.

Over 2017 and 2018, an additional 1,317 density tests were conducted on samples from many different lithology types. Basic statistics for these tests are summarized in Table 16.7.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 151

Table 16-7: Summary of the 2017 and 2018 Density Tests

Rock Type	Number of Tests	Average Values
		Density (g/cc)	Moisture Content (%)
Brecha	2	2.67	-
Brecha Ignea	1	-	-
Caliza	217	2.68	0.29
Caliza (Brecha)	4	2.5	0.67
Caliza Gris	35	2.69	0.14
Caliza Gris (Brecha)	9	2.64	0.44
Caliza Negra	10	2.66	0.2
Caliza Oxidada	1	-	-
Caliza Skarnizada	1	-	-
Dique Andesitico	13	3.09	0.15
Dique Andesitico Basaltico	4	2.79	1.08
Intrusivo	432	2.61	0.68
Intrusivo (Brecha)	1	-	-
Intrusivo Alterado	4	2.69	1.66
Intrusivo/Skarnizado	9	2.87	0.72
Marmol	436	2.67	0.24
Marmol (Brecha)	41	2.66	0.59
Mineral Friable	1	-	-
Skarn	92	3.09	0.71
Skarn (Alterado)	3	2.08	12.51
Skarn/Chert	1	-	-
Total	1,317

Source: Sierra Metals, 2019

Model

Rock Mass

A three-dimensional geotechnical model was produced as part of the 2015 technical study. The model covered most of the central mine areas, and with emphasis on Antacaca Sur due to the occurrence of mud rush and mudflow in that area. The model was constructed using the drill core logging and underground mapping data. Where there was no underground access, SRK reviewed drill core from new and historical mining areas. SRK determined that the model had sufficient resolution to support the mine design and ground support assessments at that time. Further description of the model from the 2015 technical report is given herein.

SRK deemed that Bieniawski’s 1976 and 1989 RMR system for estimating the rock mass quality is suitable for the rock conditions at Yauricocha. In addition, SRK also used Geological Strength index

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 152

(GSI) (Hoek and Marino, 2000) system for estimating rock quality. This system captures the blockiness and joint conditions influencing the strength parameters of the rock mass.

The geotechnical model and the structural models were developed as a tool for the assessment of surface subsidence, shaft stability and understanding rock mass strength variations in the study mining areas. Special attention was taken to gather data on the Antacaca Sur area of the mine, but data collection was expanded to include Antacaca, Rosaura, Catas and Mascota.

Three broad geotechnical units; i) Hangingwall, ii) Footwall, and iii) Orebody (Table 16.6) and two structural domains were identified; Domain I and Domain II (Table 16.7). The combination of these produced the geotechnical domains. Each geotechnical domain was subdivided into different geotechnical sub-domains based on rock mass quality and rock mass strength.

Source: SRK, 2019

Figure 16-6: Conceptual Geotechnical Rock Mass Model

Source: SRK, 2019

Figure 16-7: Conceptual Structural Domain Model (isometric view)

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 153

Two sub-domains, i) Limestone, and ii) Weathered Limestone (altered breccia), were identified within the footwall domain.

Footwall Domain

The limestone domain is massive and covers most of the underground workings. Even though geologically there are different types of limestones, the RMRB(89) and the laboratory test results suggest that various limestones have similar mechanical behavior and can be grouped into a single geotechnical unit, referred to as “fresh limestone”. The altered breccia sub-domain is located along the immediate footwall contact with the orebody. This sub-domain comprises weak altered material. Field observations indicate the footwall breccia is discontinuous and with variable thickness.

Hangingwall Domain

The hangingwall domain also has two sub-domains, i) Intrusive, and ii) Weathered Intrusive. The intrusive is fresh and characterized as good to very good quality rock. The information collected from drainage drillholes indicates that the RMRB(89) ranges between 54 and 65, with an intact rock strength ranging between 146 MPa and 197 MPa.

The weathered intrusive sub-domain is an altered intrusive with low rock quality and low intact rock strength. This material is located on the immediate hangingwall of the ore material on the contact with the Yauricocha fault. This sub-domain is characterized by cubic blocks of intrusive material with clay infilling, which significantly reduces its rock mass strength. Closer to the fault there is more clay infill between blocks. Field observations and core logging indicate that the highly weathered intrusive hangingwall extends up to about 20 m from the Yauricocha fault.

Orebody Domain

The ore material has been defined as a separate geotechnical domain because of its distinctly weaker characteristics. The data (i.e. field observations, core logging and laboratory tests) indicate that this unit behaves as granular material. To understand the effect of the strength parameters under different moisture levels, five remolded multi-stage undrained triaxial tests were conducted at different moisture levels (2%, 3%, 4.8%, 6%, and 8%). The test results indicate reduction in strength with increasing moisture. The ore material has significantly lower cohesion at higher moisture contents, but the internal friction angle is only reduced slightly.

For this technical report update, Sierra Metals provided SRK with project geological models for Cuerpos Chicos, Esperanza, Mascota, Mina Central and Cachi-Cachi mining areas. The models do not contain wireframes of the geotechnical domains and sub-domains described above. Sierra Metals explained that they do not use/maintain 3D geotechnical models. Such models, which integrate lithology, structures and rock mass, are standard industry practice and should be developed (or the SRK (2015) model updated) and maintained.

SRK was also provided with mining level Ground Control Management plans for mining areas Cuerpo Esperanza, Cuerpo Catas and Cuerpo Angelita. The plans show the layout of underground

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 154

access development and mining areas and are shaded according to their rock mass rating category in accordance with Figure 16.8 which was copied from the plans.

Source: Sierra Metals, 2019

Figure 16-8: Table of Rock Mass Rating Categories used on the Level Plans

An example ground control management level plan showing the footwall development and mining access is shown in Figure 16.9. Consistent with the conceptual rock mass model (Figure 16.8), openings in the orebody areas are shaded pink representing poor quality rock, development openings in the fresh limestone sub-domain are shaded green representing medium quality rock, and the limestone/orebody contact is an intermediate rock quality zone shaded orange.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 155

Source: Sierra Metals, 2019

Figure 16-9: Example Ground Control Management Level Plan

Structural

Ground Control

The ground support requirements are defined by development type, design life; temporary (<3 years) or permanent (>3 years), and mining method. Ground support for access development ranges from spot bolting using split sets in very good ground to steel sets, blocking and lagging for very poor ground.

Ground support design profiles for different ground categories and development type have been developed to accompany the ground control management plans. An example profile showing the mining cross-cut ground support is shown in Figure 16.10. Ground support installation and mining procedures also support these documents.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 156

Source: Sierra Metals, 2019

Figure 16-10: Example Ground Support Design Profile

Major Risks

This section includes brief comments on the major geotechnical risks which have the potential to impact mine reserves.

Mud Rush/Push

The first known occurrence of a mudflow was in 1997 during mine operation by Centromin. This mudflow occurred in the Antacaca Sur at the 575 level at an elevation of 4,326 masl (approximately 100 m below the groundwater elevation in the neighboring granodiorite). Since 2005, mudflows have occurred in some mining zones adjacent to the fault contact that resulted in damage to equipment. Mud flows also pose a significant safety hazard to mine personnel.

Two of the principal conditions that are required for mudflows to occur are:

1.	A source of fine silty material in the mined ore. The fault gouge zone and possibly argillic alteration of the hangingwall intrusives could be a source of such material.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 157

2.	Presence of water inflows to the mined area. Small inflows (several litres/sec) have been observed within the mined drifts during the initial stages of sub-level caving operations. During the later stages of production on a sub-level, the flows sometimes cease until, over time, a mudflow event is triggered. This delay in triggering an event is indicative of water buildup in the overlying caved material impeded by the low permeability of the fine silty material. Eventually the head pressure of the backed-up water is sufficient to break the flow barrier resulting in a mudflow.

SRK is of the opinion that mudflows may increase as mining goes deeper where stresses and groundwater pressures increase with depth, and rock mass strengths will likely remain similarly weak. An uncontrolled mudflow could jeopardize the mine reserves by stopping the mine operation and isolating the production areas.

For the purpose of this technical report update, Sierra Metals informed SRK of these mitigation measures and practices at the mine:

•	Short and medium-term drainage of the Antacaca Sur and Rosaura orebodies where mudflow risk is the highest.

•	Not placing plugs at drawpoints to allow water to discharge and passively drain the zone.

•	Using remote-controlled scoops for mucking for drawpoints where water or mud is identified.

•	Using an alarm system to notify operators when remote mucking is needed. The exact details of the instrumentation types and alarm controls were not specified and have not been reviewed by SRK.

Mining Induced Stress

SRK understands that the mine uses 2D numerical analysis to determine the most optimal mining sequence and to predict future stability. SRK has not reviewed this work and notes that mine stresses are complex and should be numerically modelled in 3D. The use of 2D methods can be informative if the cross section is uniform, and the other dimension is long. However, when applied to complex ore bodies, such as with Yauricocha, the analysis obtained from 2D numerical modelling can be less valuable and even misleading.

Stresses increase with depth and stress effects may start, or become more apparent, as mining goes deeper. Also, as the mined-out volume increases, stress redistribution increases thus potentially leading to localized areas of concentrated stress or relaxation. These effects are complex, dynamic and three-dimensional, thereby making it difficult to model accurately. However, industry standard is to conduct 3D numerical stress modelling in order to identify potential areas of concern. This information allows mine engineers to include appropriate ground control measures in the mine design.

SRK is of the opinion that stress effects will increase with mining depth as the stress to rock mass strength ratio increases. These effects should start to become apparent progressively which gives some time to prepare and respond. However, if these early signs aren’t heeded and suitable action isn’t taken, there can be significantly higher operating costs (e.g., for rehabilitation measures), or

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 158

in the worst-case situation, ore reserves could be jeopardized due to areas becoming difficult or impossible to access.

Subsidence

In the 2015 technical report, it is stated that subsidence analyses done by SRK (SRK, 2015b) demonstrated a reasonable understanding of mechanisms leading to the observed underground conditions and surface subsidence and cracking disturbance.

Since 2015, an updated subsidence study of the central mine area was done by DCR Ingenieros S.R. Ltda. which is reported in a document dated May 2019. The objective of the study was to assess how the subsidence had advanced with continued mine development. The study involved fieldwork, laboratory testing and desktop work. Fieldwork comprised: inspection of surface cracking, underground damage and deformation assessment, geomechanical mapping and review of displacement monitoring and site information. Laboratory testing comprised point load, UCS, triaxial, and shear strength tests. The desktop work involved data processing, geomechanical and subsidence modelling. It is SRK’s experience that modelling subsidence is inherently difficult and unless the models are well calibrated, they can be unreliable.

The 2019 study was thorough and demonstrated a good understanding of the subsidence effects and behaviour. One finding was that some areas close to the back-break profile may need to be reinforced to guard against future instability. However, most of the findings are unlikely to have a detrimental effect to the ore reserves.

Comments and Recommendations

A current industry standard is to have geotechnical databases within three-dimensional modelling software such as Leapfrog Geo. The Leapfrog Geo models provided to SRK for this technical report update did not contain geotechnical data and were largely only focussed on the zones of mineralization. From this observation, SRK is unclear whether the Yauricocha mine staff are updating and maintaining the geotechnical model that was prepared in conjunction with SRK in 2015. If they are not, SRK recommends that the mine resume updating and maintaining the geotechnical model.

The laboratory data results reviewed for this study are within the ranges of the much larger dataset in the 2015 technical study.

Although the rock mass rating system RMRB(89) used at the mine is typically used for open pit mining applications, for consistency, SRK confirms that this is an industry standard rock mass classification system.

The ground control management level plans reviewed present a rock mass quality regime that is consistent with the conceptual geotechnical rock mass model, as well as the description of the domains and sub-domains from the 2015 technical report. The level plans and accompanying development profile and installation procedures are well developed and appropriate for operational application. The ground support designs were not reviewed in detail as part of this study, but an

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 159

observation was made that the ground support type for good ground did not include any surface support. Unless there is a thorough and regimented check-scaling procedure ensured, industry standard is to have surface of mesh and/or shotcrete even in good ground.

SRK is of the opinion that the current understanding of subsidence and its effects is reasonable. The current understanding of in-situ and induced stress for the current mining areas is satisfactory, but for the deeper planned mining areas, site specific stress measurements and stress modelling are needed. While SRK believes that the mitigation measures put in place are reasonable; the potential occurrence of a mud rush event is an ever-present risk, particularly when entering new mining areas. Dewatering practices need to be maintained, existing drawpoints monitored, and new areas investigated prior to being developed. It is entirely possible that mud rush events could have future impacts on the mine’s ability to successfully extract ore. With this context, and based on currently known conditions and mine practices, SRK is of the opinion that a reserve estimation can be made.

SRK’s recommendations are:

•	continue collecting geotechnical characterization data from mined drifts and exploration drillholes

•	maintain a central geotechnical database

•	develop and maintain 3D geotechnical models, including structures and rock mass wireframes

•	conduct a program of stress measurement in the deeper planned mining areas

•	conduct numerical stress analyses of mining-induced stress effects on planned mining

•	continue a short-term to long-term dewatering programs with drainage systems

•	examine the current mine sequence and simulate the optimal mine sequence to reduce safety risks and the risk of sterilizing ore reserves due to unexpected ground problems

•	revisit the current ground control management plans to check that they are appropriate for the deeper mining areas

16.5.2	Hydrogeology and Hydrology

Water inflows into the underground mine are substantial, but manageable, and not uncommon in SLC mines. Risks exist related to the total inflow quantity and mud rush, but operations are managing these risks sufficiently to allow mining to advance. The following sections summarize the water conditions and mitigation efforts

Available Data

Hydrogeological and hydrological information is available from multiple sources, including mine records and a large number of investigations or data compilations by external consultants. Mine operations have compiled significant information on flow rates and field water quality parameters (e.g., color, pH, conductivity, temperature) across much of the mine and developed maps

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 160

summarizing locations and data. Numerous hydrogeological and hydrological studies have also been completed by external consultants (Geologic, 2014, 2015; Hydro-Geo Consultores, 2010, 2012, 2016; Geoservice Ingenieria 2008, 2014, 2016; Helium, 2018). Data has been collected from underground observations, pump tests, tracer tests, and surface water features.

Hydrogeological Conceptual Model

Hydrology

•	Annual average precipitation of 1010 mm (measured at Yauricocha station);

•	Runoff of 268 mm (27% of the total precipitation);

•	Depth of infiltration of 265 mm (26% of the total precipitation); and

•	Actual depth of the evapotranspiration of 477 mm (47% of the total precipitation).

Geology and Hydro-Stratigraphic Units

Geology of the area is described in detail in Section 7. Hydrostratigraphic units are defined based on geology:

Quaternary Sediments: colluvium, moraine and alluvial deposits in valley bottoms. Geometric mean hydraulic conductivity = 2x10-5 m/s [21 tests from 11 drill holes]

Intrusive Units (Miocene): granodiorite to quartz-monzonite oriented along the northwesterly-trending structural trend; metamorphic halos in surrounding rocks along intrusive margins. Geometric mean hydraulic conductivity = 3x10-6 m/s [59 tests from 10 drill holes]

Casapalca Formation (late Cretaceous to Tertiary): interbedded silty limestone, limestone shale, siltstone, sandstone and conglomerates with lesser limestone and calcareous sandstone. Geometric mean hydraulic conductivity = 5x10-6 m/s [34 tests from 9 drill holes]

The Celendin Formation (Late Cretaceous)

Celendin Formation is made principally of silicified shale with layers of re-crystallized limestone, and has an average thickness of 400 m. It overlays the Jumasha Formation; the contact is structurally controlled along the Yauricocha Fault. The stratigraphically deeper lithologies contain thin layers of limestone that include marls, clayish limestone, limestone, and dolomites. Geometric mean hydraulic conductivity = 6x10-7 m/s [38 tests in 4 drill holes]

Jumasha Formation (Middle to Late Cretaceous)

The Jumasha Formation is comprised mainly limestone and dolomite with an average thickness of 700 m, and forms peaks and cliffs in the area of the project. This formation hosts the deposits in Yauricocha and the neighboring mines. In the mine, bedding strikes northeast, with an almost vertical dip.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 161

There are no hydraulic conductivity data available for this formation, but there is evidence of the presence of karst, which could contain channels with essentially infinite hydraulic conductivity. Portions of limestone not connected to karst features are expected to be lower hydraulic conductivity.

Karstic channels within Jumasha Formation apparently collect surficial waters from the bottom of valleys and it has been observed that this formation may also collect flow underneath the Pumacocha lagoon, located 8 km to the south of the mine site, through a cavern of karst that spans to a depth of over 638 m. Channels, and the structural trend of this formation appear to favor groundwater flow towards the northeast.

Geological structures indicate a highly fractured environment. This could explain the relatively high hydraulic conductivity presented above. It also explains why the measured flows have been relatively uniform along the drainage drill holes or tunnels within these rocks.

Current Mine Inflow

Cumulative inflow into the mine was on the order of 100 L/s in 2017 (Helium, 2018). Inflow measurements have been collected at many locations (drainage drill holes and discrete inflows) and at different times, but data is somewhat inconsistent. Water enters the mine in widely distributed areas and drainage drill holes located on various levels.

Water comes from two sources:

1.	Infiltration of water coming from fluvial precipitation through the subsidence that covers the mine;

2.	Discharge of underground waters from the east to the west (from the intrusive toward the cone of subsidence).

Infiltration related to subsidence includes flows into both the subsidence depressions themselves as well as tensional features associated with them. A diversion channel redirects a portion of runoff away from subsidence depressions but water that is not diverted can be expected to flow towards drawpoints through the subsidence zone. Lateral groundwater inflow into the subsidence zone also contributes.

Surface infiltration into the subsidence zone was estimated to be 11 L/s before 2015 and could increase to between 30 and 46 L/s by 2029 (Geologic, 2015).

Potential Future Mine Inflow

As mining advances, mine inflows can be assumed to increase, at least in part due increase in size of the subsidence cone.

•	Surface inflows could increase by between 20 and 35 L/s by 2029 (Geologic, 2015; Geoservice, 2017).

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 162

•	Groundwater inflows were estimated to increase by up to 330 L/s when the mining reaches 3600 m elevation (Geologic, 2015).

Mitigation measures should continue to be considered to reduce inflow or at least control the manner in which water enters and is controlled throughout the mine.

Future Mine Water Management Considerations

Current observations and analyses suggest that inflow to both the subsidence (caving) zone and the mine will increase as the mine expands. Mitigation and management efforts should continue to understand the distribution of water and value in efforts to control or reduce inflow. One risk are mud rushes, as described in the previous section.

Past efforts have been made to control or reduce inflows. A large amount of data is available that could be used to understand the source of water, but it is currently not compiled in a manner to allow this to be easily done.

In the past, drainage tunnels and exploratory test drill holes have been completed in efforts to control or reduce inflow to mining areas. Drain holes were completed in the 920 and 870 levels in Antacaca Sur, 920 level in Antacaca, 920 and 970 levels in Catas and 870 and 920 levels in Rosaura. All of these water management features were oriented into the granodiorite to intercept flow before reaching the subsidence zone. Some of drillholes were later cemented to reduce inflows into mining zones.

During drilling, inflows were observed to decrease on the 820 and 870 levels, and post drilling decreasing inflows were observed on the 920 level. Inflows in Antacaca Sur and Rosaura have been reduced over time, but inflows appear to be increasing in Catas and Esperanza.

In conclusion, the mine has in the past, or currently, been able to manage water sufficiently to allow mining to proceed. As the mine expands, water inflows should be expected to increase. Mitigation efforts should continue to be assessed and tested, but operational management plans should continue to assume that inflows and mud rush potential will increase until such a time that the effectiveness of mitigation efforts can be proven, or decisions are made to address water-related risks through other management plans.

Recommendations

SRK recommends the following:

•	Organize all hydrogeological data (including flows and water quality) into a single database and include in a 3D model with geotechnical and mining data. This would allow for improved understanding of the source and changes in flows over time, as the mine has changed, and different mitigation strategies were implemented.

•	Establish fixed long-term monitoring locations at different locations in the mine and maintain monthly records (at a minimum). This will provide records that more easily allow assessment of changes in inflow over time.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 163

•	Continue monitoring pressure/flow at underground hydrogeology holes. This will allow for improved assessment of the effects and effectiveness of mitigation options as they are implemented.

•	Continue to collect flow and water pressure data during drilling and record the completion details of each drill hole. This will improve understanding of the hydrogeological conceptual model.

•	Update the mine water balance, including surface runoff and hydrological conditions to understand potential surface inflows into the subsidence cone and potential benefits of existing or new diversion structures.

16.6	Stope Optimization

Stoping block shapes were constructed for each ore zone and mining method identified using the MSO routine provided within the suite of Datamine™ Studio UG software. MSO requires the input of several key parameters and then interrogates the resource block model against permutations of simplified mining shapes to outline a potentially economic Mineral Resource at a given cut-off value. The key MSO inputs for each mining method are outlined in Table 16.8.

Table 16-8: Stope Optimization Software Inputs

MSO Input	Sub-level Cave	Cut and Fill
Marginal Cut-off value (detail on cut-off value is provided in Section 15.2.5	US$46/t to US$49/t	US$55/t
Level spacing (floor to floor)	16.67m	3 m
Stope length	4-200m	3-50m
Minimum mining width	4.5 m Fixed Width	3 m
Minimum waste pillar	2 m	3 m

The tonnes and grade for each stope shape were tabulated in spreadsheets with mining recovery and dilution factors applied (dilution having zero grade), and then NSR values were calculated for the diluted and recovered material. Refer to Table 15.1 for mining recovery and dilution factors.

Blocks were classified as economic, marginal or waste based on the NSR value of the mining block and cut-off value for the area. The blocks meeting the reserve criteria were visually inspected and isolated blocks were identified and removed from the reserves. Marginal blocks immediately adjacent to economic blocks, were considered and included in the reserves if it was reasonable to expect that no significant additional development would be required to exploit the marginal block.

16.7	Mine Production

Yauricocha is an operating mine with a signification production history. Operations and production personnel are supported by a geology and engineering groups. The geology and engineering

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 164

groups work in close collaboration and planning is conducted with care and diligence. Historical knowledge of the site is leveraged in the planning process.

Production targets at Yauricocha are based on historical performance and Table 16.9 shows reported mine production and mill tonnes processed between 2012 and 2019 (January to October inclusive).

Table 16-9: Reported Mine and Mill Production, 2012 to 2019

Category	2012	2013	2014	2015	2016	2017	2018	2019[1]
Tonnes Mined	849,615	858,398	929,316	820,040	847,467	1,009,635	1,074,476	920,512
Tonnes Processed	872,869	837,496	890,910	829,805	897,169	1,023,491	1,106,649	889,472

Source: Sierra Metals, 2019

(1)	Production for January to October 2019 inclusive

16.8	Mine Production Schedule

Production schedules were generated for each ore zone and then combined into the Yauricocha LoM production schedule. The Yauricocha life of mine (LoM) plan is based on a current production rate of 3,300 t/d (1.2 Mtpa). Historical production has achieved up to 3,000 t/d.

The consolidated production profile for polymetallic sulfide ore from July 2019 through 2028 is shown in Table 16.10. The annual tonnage broken out by mining method is shown Figure 16.10. The mine long section showing the annual LoM blocks is include in Appendix B.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 165

Table 16-10: Yauricocha LoM Production Plan - Polymetallic Sulfide Ore

Units	2019(1)	2020	2021	2022	2023	2024	2025	2026	Total
Tonnes (000’s)	311	1,191	1,188	1,188	1,188	1,191	1,188	958	8,403
Ag (g/t)	62.78	58.31	55.37	47.26	41.12	40.21	36.64	33.82	45.65
Au (g/t)	0.42	0.54	0.50	0.43	0.42	0.43	0.47	0.42	0.46
Cu %	1.14	1.33	0.97	1.05	1.06	1.14	1.30	1.08	1.13
Pb %	1.62	1.22	1.09	0.94	0.48	0.49	0.46	0.54	0.78
Zn %	4.10	3.87	3.98	3.10	2.90	3.13	2.03	2.09	3.08

Source: Sierra Metals, 2019

(1)	November to December 2019

SOCIEDAD MINERA CORONA S.A
UNIDAD YAURICOCHA
PROGRAMA DE PRODUCCION POLIMETALICO: OCT 2019 - 2026
CUERPOS CHICOS
Cuerpos Masivos
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
PRODUCCION MINA (EN TMS)
186,476
97,124
790,501
400,799
826,325
361,675
989,331
198,669
1,064,011
123,989
1,119,300
72,000
1,116,000
72,000
921,370
63,586
Producción OCT-DIC 2019
Producción 2020
Producción 2021
Producción 2022
Producción 2023
Producción 2024
Producción 2025
Producción 2026
AÑOS

Source: Sierra Metals, 2019

Figure 16-11: Yauricocha Production Plan by Mining Method – Polymetallic Sulfide Ore

The production schedule for the lead oxide ore is shown in Table 16.11 and Figure 16.12. The lead oxide ore tonnage accounts for less than 1% of Yauricocha’s total reserve which is insignificant and therefore is not included in the Yauricocha economic analysis.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 166

Table 16-11: Yauricocha LoM Production Plan – Lead Oxide Ore

Units	2019	2020	2021	2022	2023	2024	2025	2026	Total
Tonnes (000’s)								36	36
Ag (g/t)								319.69	319.69
Au (g/t)								10.98	10.98
Cu %								0.53	0.53
Pb %								0.53	0.53
Zn %								2.32	2.32

Source: Sierra Metals, 2019

Source: Sierra Metals, 2019

Figure 16-12: Yauricocha Production Plan by Mining Method – Polymetallic Sulfide Ore

16.9	Mine Development

All lateral and vertical development was design in 3D using Studio 5DPTM software to determine the development quantities. Lateral capital and operating development is scheduled at 2,200 meters per month.

The development quantities and historic advance rates achieved in the mine were used to generate Yauricocha’s LoM development schedule and are listed in Table 16.12.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 167

Table 16-12: Yauricocha’s LoM Development Schedule (meters)

Area	Description	Type	2020	2021	2022	2023	2024	2025
Rosaura-Antacaca Sur	Raise	1.20X2.40	165	115	132	53	0	0
	Crosscut	3.00X3.00	894	1,059	531	160	0	0
	Crosscut	3.50X3.00	20	0	0	0	0	0
	Crosscut	3.50X3.50	466	470	412	0	0	0
	Refuge	1.50X2.10	40	0	0	0	0	0
	Raise borer	1.8	0	257	153	0	0	0
	Ramp	3.50X3.50	661	676	412	0	0	0
	Sublevel Access	3.00X3.00	1,113	1,191	985	280	0	0
	Sublevel Access	3.50X3.00	0	0	0	0	0	0
	Sublevel Access	3.50X3.50	867	737	1,470	0	0	0
Mascota Cuerpos Pequeños	Bypass	3.50X3.50	165	0	0	0	0	0
	Alimak raise	2.40X2.40	304	42	0	0	0	0
	Alimak raise	3.80X3.80	298	0	0	0	0	0
	Raise	1.20X2.40	58	61	0	0	0	0
	Raise	1.50X1.50	79	79	0	0	0	0
	Crosscut	1.50X2.10	0	0	0	0	0	0
	Crosscut	3.00X3.00	132	155	238	99	212	355
	Crosscut	3.50X3.00	86	0	0	0	0	0
	Crosscut	3.50X3.50	1,388	783	0	0	0	0
	Crosscut	4.00X4.00	160	186	0	0	0	0
	Crosscut	4.00X4.50	30	0	0	0	0	0
	Crosscut	5.00X3.50	0	131	0	0	0	0
	Crosscut	5.00X5.00	3	0	0	0	0	0
	Crosscut	5.50X3.50	0	0	0	0	0	0
	Refuge	1.20X2.10	10	0	0	0	0	0
	Refuge	1.50X2.10	78	45	0	0	0	0
	Refuge	2.10X2.10	7	0	0	0	0	0
Rosaura-Antacaca Sur	Raise	1.20X2.40	165	115	132	53	0	0
	Crosscut	3.00X3.00	894	1,059	531	160	0	0
	Crosscut	3.50X3.00	20	0	0	0	0	0
	Crosscut	3.50X3.50	466	470	412	0	0	0
	Refuge	1.50X2.10	40	0	0	0	0	0
	Raise borer	1.8	0	257	153	0	0	0
	Ramp	3.50X3.50	661	676	412	0	0	0
	Sublevel Access	3.00X3.00	1,113	1,191	985	280	0	0
	Sublevel Access	3.50X3.00	0	0	0	0	0	0
	Sublevel Access	3.50X3.50	867	737	1,470	0	0	0
Mascota Cuerpos Pequeños	Bypass	3.50X3.50	165	0	0	0	0	0
	Alimak raise	2.40X2.40	304	42	0	0	0	0
	Alimak raise	3.80X3.80	298	0	0	0	0	0
	Raise	1.20X2.40	58	61	0	0	0	0
	Raise	1.50X1.50	79	79	0	0	0	0
	Crosscut	1.50X2.10	0	0	0	0	0	0
	Crosscut	3.00X3.00	132	155	238	99	212	355
	Crosscut	3.50X3.00	86	0	0	0	0	0
	Crosscut	3.50X3.50	1,388	783	0	0	0	0
	Crosscut	4.00X4.00	160	186	0	0	0	0
	Crosscut	4.00X4.50	30	0	0	0	0	0
	Crosscut	5.00X3.50	0	131	0	0	0	0
	Crosscut	5.00X5.00	3	0	0	0	0	0
	Crosscut	5.50X3.50	0	0	0	0	0	0
	Refuge	1.20X2.10	10	0	0	0	0	0
	Refuge	1.50X2.10	78	45	0	0	0	0
	Refuge	2.10X2.10	7	0	0	0	0	0
Mascota Cuerpos Pequeños	Raise borer	1.8	104	173	47	0	0	0
	Raise borer	2.4	244	0	0	0	0	0
	Raise borer	3.1	0	0	0	0	0	0
	Ramp	3.50X3.00	1,359	1,119	94	0	0	0
	Ramp	3.50X3.50	78	0	0	0	0	0
	Ramp	4.00X4.00	441	0	0	0	0	0
	Sublevel Access	3.00X3.00	108	208	393	368	608	102
	Sublevel Access	3.50X3.00	228	0	0	0	0	0
	Sublevel Access	3.50X3.50	1,509	1,932	874	153	0	0
	Sublevel Access	4.00X4.00	60	0	0	0	0	0
			27,051	19,210	11,024	2,609	1,930	1,255

Source: Sierra Metals, 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 168

16.10	Mine Ventilation

The underground mine has a ventilation system that supports the Cachi-Cachi mine and a separate ventilation system that supports the central mine.

The ventilation system at the Mina Central intakes air from the main decline, the Mascota Shaft, Central Shaft, Raise Bore #3, and the Klepetko Tunnel. The intake air is approximately 159,000 cfm. The air exhausts through Raisebore #2 and Raisebore #1 by two primary fans located on surface. Air is pulled through the workings and routed with ventilation doors and booster fans to maintain air quality.

The ventilation system at Cachi-Cachi is an intake system that pulls fresh air through the Yauricocha Tunnel and the main decline (Bocamina 410) at Cachi-Cachi. The air exhausts through three boreholes at the surface, Borehole (Chimenea) 919, the Rossy borehole, and the Raquelita borehole. A primary fan is located at Borehole 919 on the 300 level. The air moves into the mine through the main decline and down to the lower levels through the Cachi-Cachi Shaft. The air is exhausted through vent raises and shafts to the surface. Ventilation doors are installed, and booster fans are used throughout the mine to maintain air quality.

The Yauricocha ventilation system is divided into three zones: Zone II, Zone III, and Zone V. The ventilation system of Zone II covers the 820 level to the 920 level for the ore zones Esperanza and Gallito. The ventilation system of Zone III covers the 720 level to the 920 level of the Cachi-Cachi Mine. The ventilation system of Zone V covers the 970 level to the 1170 level for the mining areas of Mascota, Catas, Antacaca, Rosaura, Antacaca Sur, CSM II and Butz. Figure 16.13 shows an isometric view of the Cachi-Cachi ventilation network (Zone III). Figure 16.14 shows an isometric view of the Mina Central ventilation network (Zone II and V).

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 169

Source: Minera Corona, 2019

Figure 16-13: Zone III Ventilation Isometric View

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 170

ISOMETRICO DE VENTILACIÓN MINA CENTRAL
TÚNEL YAURICOCHA
PIQUE MASCOTA
PIQUE CENTRAL
TÚNEL KLEPETKO
Nv. 280
Rp. 9557 S
Ch. 906-7
Nv. 300, ALIMAK-2 AMOEBA
RB YAURICOCHA
Nv. 300
XC.2472 SW
Nv. 360
Rb.01
Nv. 465
Nv. 520
Nv. 410
Nv. 670
Rb.02
Nv. 720
Nv. 770
Nv. 820
Nv. 870
Nv. 920
Nv. 1020
Nv. 970
Nv. 1070
PAA
PP
SIMBOLOGIA O LEYENDA

Source: Minera Corona, 2019

Figure 16-14: Zone II and Zone V Ventilation Isometric View

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 171

Fresh air is supplied to the mine workings through the Yauricocha Tunnel, Mascota Shaft, Central Shaft, Klepetko Tunnel, and through the 300 level. Table 16.13 lists the mine intake and exhaust airway capacities.

Table 16-13: Yauricocha Mine Intake and Exhaust Airway Capacities

N°	Intake Airway	Volume(1) (cfm)
1	Yauricocha Tunnel	126,444
2	Klepetko Tunnel	75,702
3	Mascota Shaft	88,800
4	Central Shaft	73,830
6	Bocamina Level 300	42,912
	Total	407,688

N°	Exhaust Airway	Volume (cfm)
1	Alimak Amoeba	63,044
2	Rb.01	116,728
3	Rb. Yauricocha	124,385
4	CH. Rossy Superficie	12,970
5	Ch.785-8 Nv.300	66,217
6	Bocamina Nv.410	41,641
	Total	424,985

Source: Sierra Metals, 2019

(1) Volumes are based on measured values and are not corrected for auto-compression or system calibration.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 172

17	Recovery Methods

Yauricocha operates a conventional concentration process that includes two parallel circuits to process polymetallic ore and oxide ore. Each circuit consists of a crushing stage, grinding, sequential differential flotation, dewatering of the concentrates, thickening and disposal of the flotation tails. The Yauricocha plant currently produces three mineral concentrates: lead sulfide concentrate, copper sulfide concentrate, and zinc concentrate.

In addition to the ore supplied from its own mine, Yauricocha has been processing, and expects to continue processing, material from third-party sources whenever there is spare capacity in the processing facilities.

Recent improvements to the processing facilities include:

•	Addition of one OK-50 flotation cell to increase Cu-Pb bulk flotation stage

•	Installation of x-ray slurry analyzer for six streams: flotation feed, middling Zn feed, copper final concentrate, lead final concentrate, zinc final concentrate and final tailings

•	Mechanical rod feeder for primary rod mill grinding for improved safety and production

17.1	Operational Results

17.1.1	Polymetallic Circuit

Yauricocha polymetallic circuit has a nominal capacity of 3,000 t/d. The polymetallic plant is showing a consistent upward trend in throughput capacity. During the January to October 2019 period, the polymetallic circuit operated on average at 2,926 t/d of fresh feed (Table 17.1). Silver is preferentially deported to the lead sulfide concentrate in an increasing proportion, starting in 2013 at 34.7%, and averaging 43.1% in the January-October 2019 period. The overall silver recovered in the combined concentrates totals approximately 77%.

Gold deportment has only been tracked since 2016. The combined gold recovered to concentrate totals approximately 22% in a proportion of approximately 45% (Cu con), 35% (Pb con) and 20% (Zn con).

Table 17-1 shows the Yauricocha polymetallic circuit’s performance, 2013 to 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 173

Table 17-1: Yauricocha Polymetallic Circuit, 2013 to 2019 Performance

Period	Stream	Tonne	Tonnes/Day (@ 365 d/y)	Concentrate grade					Metal Recovery
				Au	Ag	Pb	Cu	Zn	Au	Ag	Pb	Cu	Zn
				(g/t)	(g/t)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
2013	Fresh Ore	641,268	1,757		83	1.5	0.7	4.1		100	100	100	100
	Cu Con.	12,728	35		1,058	2.8	23.2	6.4		25.2	3.7	70.6	3.1
	Pb Con.	14,258	39		1,300	53.4	1.8	5.9		34.7	80	6.3	3.2
	Zn Con.	45,412	124.4		122	0.6	1	50.8		10.4	3	10.8	88.7
2014	Fresh Ore	703,713	1,928		84	1.8	0.7	4		100	100	100	100
	Cu Con.	12,782	35		1,115	2.1	26.4	6.8		24.2	2.1	68	3.1
	Pb Con.	18,055	49		1,398	58.6	1.5	4.9		42.8	83.9	5.3	3.2
	Zn Con.	48,657	133		115	0.8	1.4	50.6		9.5	3.1	13.2	88.5
2015	Fresh Ore	618,460	1,694		79	1.6	0.6	3.4		100	100	100	100
	Cu Con.	8,145	22		1,278	2.3	27.8	4.1		21.4	1.8	65.3	1.6
	Pb Con.	14,463	40		1,656	59.5	1.1	4.3		49.3	85.7	4.7	2.9
	Zn Con.	37,587	103		91	0.6	1.2	50.7		7.1	2.1	13.4	90.1
2016	Fresh Ore	698,872	1,915	0.5	80.3	1.8	0.6	3.9	100	100	100	100	100
	Cu Con.	9,068	25	3.1	1362.6	2.1	26.3	6.8	8.1	22	1.5	61.3	2.3
	Pb Con.	18,014	49	1.7	1470.8	59	1.2	4.8	9.1	47.2	86.3	5.6	3.1
	Zn Con.	47,573	130	0.4	95.2	0.7	1.2	51.5	4.9	8.1	2.6	14.2	88.9
2017	Fresh Ore	966,138	2,647	0.6	66	1.5	0.7	3.9	100	100	100	100	100
	Cu Con.	16,412	45	2.7	920.5	2.4	26.9	7.6	8.4	23.7	2.8	67.3	3.3
	Pb Con.	21,731	60	1.8	1242.3	56.8	2.5	5.5	7.4	42.3	86.9	8.4	3.2
	Zn Con.	65,671	180	0.4	110.8	0.9	1.4	51.4	5.3	11.4	4	14.2	89.4
2018	Fresh Ore	985,679	2,700	0.6	58.4	1.3	0.9	3.8	100	100	100	100	100
	Cu Con.	21,940	60	2.2	677.4	2.3	28.1	7.5	8.4	25.8	3.8	70.1	4.4
	Pb Con.	20,146	55	2.2	1087.5	56.1	3.3	5.7	7.6	38.1	85.8	7.5	3
	Zn Con.	65,823	180	0.5	101.4	0.8	1.8	50.9	5.2	11.6	4.1	13.4	88.7
2019*	Fresh Ore	889,472	2,926	0.6	64.8	1.6	1.1	3.6	100	100	100	100	100
	Cu Con.	24,838	82	2.2	613.4	1.7	29.7	5.6	10.6	26.4	3	77.5	4.3
	Pb Con.	21,698	71	2	1145.1	57.7	2.4	5.5	8.5	43.1	89.1	5.4	3.7
	Zn Con.	55,966	184	0.5	92.6	0.7	1.7	50.9	4.9	8.9	2.6	9.9	88.1

Source: Sierra Metals, 2019 * January to October 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 174

In the January to October 2019 period, the copper concentrate recovered 26.4% of the silver metals that translated in payable grade of 613.4 g/t Ag. Zinc concentrate recovered 8.9% of the silver metal.

Approximately 11.52% of the mill feed tonnage leaves the site as concentrate (Figure 17.1). Concentrate output reached 72,398 t in 2013 and the total concentrate production was 79,494 t in 2014. The total concentrate production reached 60,195 t in 2015, which is significantly lower than previous years due to the mine supply upsets experienced during this period. The production in 2016 reached 74,656 t, the production in 2017 reached 103,814 t, the production in 2018 reached 107,910 t. Production in the first ten months of 2019 reached 102,502 t, which suggests the potential annual output for 2019 could approach 123,000 t of concentrate.

Zn Conc
Pb Conc
Cu Conc
Fresh Ore
Concentrate Production, tonnes/y
Milling Circuit Throughput, tonnes/Y
120,000
100,000
80,000
60,000
40,000
20,000
-
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
2013
2014
2015
2016
2017
2018
2019
45,412
14,258
12,728
48,657
18,055
12,782
37,587
14,463
8,145
47,573
18,014
9,068
65,671
21,731
16,412
65,823
20,146
21,940
55,966
21,698
24,838

Source: Sierra Metals, 2019

Note: 2019 is from January to October inclusive

Figure 17-1: Yauricocha Polymetallic Circuit, Concentrate Output

Zinc Concentrate accounts for the largest output of the concentrate streams. Zinc concentrate production ranged from 45,000 t/y to 56,000 t/y, or approximately 60% of the total tonnage produce from the polymetallic circuit.

All the concentrate streams show metal content values are within the ranges accepted by smelters (Figure 17.2). The concentrate grades for 2019 show lead concentrate at 57.7% Pb, Zinc concentrate at 50.9% Zn, and copper concentrate at 29.7% Cu.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 175

17.1.2	Oxide Circuit

Yauricocha oxide circuit has a nominal capacity of 600 t/d and is currently underutilized due to the shortage of oxide minerals supply. The oxide circuit’s average throughput has consistently decreased from approximately 546 t/d in 2013, 512 t/d in 2014, 571 t/d in 2015, 342 t/d in 2016, 97.6 t/d in 2017 and 14.4 t/d in 2018, In the first ten months of 2019, there was no treatment of oxide ore (Table 17.2).

In 2016, the oxide circuit has processed three distinctive materials, Pb-Ag material, Cu-Ag oxide and Cu-Ag sulphide, in 2017 and 2018 the oxide circuit has processed copper oxide material. (Table 17.2).

Silver deportment has varied significantly with the different oxide ores processed throughout the years in the oxide circuit. Silver was preferentially deported to the lead oxide concentrate in 2013 reaching a recovery of 37.4%.

During the year 2018, the behavior of silver has not shown a marked preference reaching 25.9% recoveries in the copper oxide concentrate. In 2018, gold will preferably be deported to the copper oxide concentrate, which will reach 18.8%, with a concentrate grade of 1.3 g/t Au.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 176

Table 17-2: Yauricocha Oxide Circuit, 2013 to 2018 Performance

Period	Stream	Tonne	Tonnes/day (@365 d/y)	Concentrate Grade					Recovery
				Au (g/t)	Ag (g/t)	Pb (%)	Cu (%)	Zn (%)	Au (%)	Ag (%)	Pb (%)	Cu (%)	Zn (%)
2013	Fresh Ore	199,443	546		275.1	7.6	0.7	1.7		100	100	100	100
	Pb Ox Con.	19,756	54		1,037.8	46.6	0.8	2.7		37.4	60.7	12.0	15.5
	Cu Ox Con.	355	1		605.3	4.3	20.7	16.6		0.4	0.1	5.4	1.7
2014	Fresh Ore	186,701	512		222.3	8.5	0.7	1.6		100	100	100	100
	Pb Ox Con.	22,843	63		906.9	46.5	0.7	2.0		49.9	66.7	12.1	15.3
	Cu Ox Con.	970	3		340.1	10.7	18.6	1.9		0.8	0.7	13.2	0.6
2015	Fresh Ore	208,543	571		170.8	6.8	0.9	1.9		100	100	100	100
	Pb Ox Con.	20,459	56		843.9	44.8	0.9	2.0		48.5	64.8	10.0	10.1
	Cu Ox Con.	1,272	3		131.9	7.2	20.5	3.5		0.5	0.6	14.4	1.1
2016	Fresh Ore	124,867	342	0.9	144.2	6.0	1.1	2.5	100	100	100	100	100
	Pb Con.	2,513	7	11.7	1413.8	25.5	1.4	17.7	25.5	19.7	8.5	2.6	14.2
	Pb Ox Con.	9,648	26	3.1	554.8	42.5	1.3	2.0	26.2	29.7	54.4	9.1	6.1
	Cu Ox Con.	2,194	6	0.7	120.4	5.7	21.2	3.8	1.3	1.5	1.7	32.9	2.7
2017	Fresh Ore	35,635	97.6	0.4	54.1	1.0	4.1	2.8	100	100	100	100	100
	Cu Ox Con.	3,839	10.5	1.1	207.1	3.4	22.2	6.8	28.5	41.2	36.4	57.8	25.9
2018	Fresh Ore	5,263	14.4	0.6	70.6	1.7	4.7	5.6	100	100	100	100	100
	Cu Ox Con.	445	1.2	1.3	216.8	4.2	18.3	15.2	18.8	25.9	21.2	32.8	22.7

Source: Sierra Metals, 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 177

Lead oxide concentrate tonnage accounts for the large fraction (80% to 90%) of the total concentrate tonnage produced from Yauricocha oxide circuit between 2013 and 2018. The mass of mill feed collected as concentrate (mass pull) ranges from approximately 11% to 13% (Figure 17.2). In 2013, total output reached 20,111 t; in 2014, the total concentrate production was 23,813 t; 21,731 t were produced in 2015, 14,355 t in 2016, 3,839 t in 2017 and 445 t in 2018. None was produced in 2019.

Pb Ox Conc
Pb Conc
Cu Ox Conc
Cu Con
Fresh Ore
concentrate Production, tonnes/Y
Milling Circuit Throughput, Tonns/Y
30000
25000
20000
15000
10000
5000
0
220,000
170,000
120,000
70,000
20,000
-30,000
199,443
186,701
208,543
124,867
35,635
5,263
355
17188
970
20082
1,272
16102
2,194
2,513
9412
3,839
233
445
2013
2014
2015
2016
2017
2018
2019

Source: Sierra Metals, 2019

Figure 17-2: Yauricocha Oxide Circuit, Concentrate Output

The lead concentrate produced from the oxide circuit has consistently reached lead grade below typical market values, it also represents a small tonnage when compared to the lead sulfide concentrate produced from the polymetallic circuit All lead concentrate streams are blended in a single concentrate thickener to become a single final lead sulfide concentrate.

17.2	Processing Methods

Mine trucks deliver polymetallic ore and oxide ore to their respective coarse ore bins (Figure 17.3). The single crushing plant batches ore that is delivery to dedicated ore bins to each processing line. Each process line includes a grinding stage and a sequential differential flotation plant. Concentrate streams are diverted to a dedicated thickener that feeds a concentrate filter.

The detailed flowsheets for the polymetallic and oxide plants are presented in Figure 17.4 and Figure 17.5 respectively.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 178

Source: Sierra Metals, 2019

Figure 17-3: Yauricocha Block Flow Diagram

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 179

Source: Sierra Metals, 2019

Figure 17-4: Flowsheet Polymetallic Plant

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 180

Source: Sierra Metals, 2019

Figure 17-5: Flowsheet Oxide Plant

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 181

17.3	Plant Design and Equipment Characteristics

Yauricocha uses conventional concentration equipment and the operation is completely manual. An online x-ray analyzer is being installed that will allow for real-time control of the process. Both circuits have a flotation feed target of approximately P80 = 104 micrometres, which is monitored manually using a Marcy scale.

Yauricocha is increasing Pb-Cu bulk flotation time by installing one cell OK-50 and replacing smaller, older cells in the zinc circuit. Overhaul of its concentrate thickener with torque monitoring and rake positioning system is planned in 2020 to improve underflow slurry density and increase concentrate filtration capacity. Work continues to de-bottleneck the plant to maximize capacity.

Table 17.3 summarizes the major process equipment at the process facility.

Table 17-3: Yauricocha Plant, Major Process Equipment

Area	Equipment	Specification	# Units	kW
Crushing	Jaw crusher	10-inch x 24 inch	1	45
Oxide	Rod mill	7 ft x 12 ft	1	360
Oxide	Ball Mill	5 ft x 6 ft	1	63
Oxide	Flotation cell	7 ft x 7 ft	1	30
Oxide	Flotation cell	Denver 60	22	11
Oxide	Flotation cell	OK 1.5	33	22
Oxide	Flotation cell	SP 18	14	7
Oxide	Flotation cell	Denver 100	8	45
Oxide	Pb Ox Con. Thickener (Con. Cu)	50 ft x 10 ft	1	6
Oxide	Pb Ox Press filter (Con. Cu)	1,200 x 1,200	1
Polymetallic	Jaw crusher	24” x 36”	1	45
Polymetallic	Cone crusher	4 ft	1	75
Polymetallic	Ball Mill	8 ft x 10 ft	1	360
Polymetallic	Ball Mill	8 ft x 6 ft	3	186
Polymetallic	Rod mill	7 ft x 12 ft	1	186
Polymetallic	Flotation cell	SK 240	2
Polymetallic	Flotation cell	OK 30	3
Polymetallic	Flotation cell (Zn)	Denver 60	12	11
Polymetallic	Column cell		1
Polymetallic	Flotation cell	DR 300	25	30
Polymetallic	Conditioner	14 ft x 14 ft	1
Polymetallic	Flotation cell (Pb/Cu)	Denver 60	12	11
Polymetallic	Flotation cell	Sub-A 30	12	45
Polymetallic	Cu Con. Thickener	30 ft x 10 ft	1	4
Polymetallic	Pb Con. Thickener	50 ft x 10 ft	1	1.11
Polymetallic	Zn Con. Thickener	50 ft x 10 ft	1	1.11
Polymetallic	Tails thickener	100 ft x 10 ft	1
Polymetallic	Pb Press filter	1,200 mm x 1,200 mm	1
Polymetallic	Zn Press filter	1,500 mm x 1,500 mm	1

Source: Sierra Metals, 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 182

17.4	Consumable Requirements

The consumables statistics for 2019 are presented in Table 17.4 for the polymetallic and oxide circuit. All consumables arrive to Yauricocha site on truck, mostly from a Lima port

Table 17-4: Polymetallic and Oxide Circuits – Consumables

Plant	Item	Grams/tonne of Fresh Feed
Polymetallic	S04Zn	712
Polymetallic	CNNa	317
Polymetallic	Z-11	26
Polymetallic	Z-6	0
Polymetallic	MIBC	36
Polymetallic	FROTHER-70	0
Polymetallic	Lime	683
Polymetallic	CuS04	337
Polymetallic	Bisulfite	354
Polymetallic	Phosphate Monos.	0
Polymetallic	Z-14	26
Polymetallic	Sodium Dic.	0
Polymetallic	Oxido Zn	157
Polymetallic	Steel balls 1 ½” Ø	241
Polymetallic	Steel balls 2” Ø	204
Polymetallic	Steel rods 3” Ø	244
Oxide	Na2Si03	0
Oxide	A-31	0
Oxide	(NH4) S03	0
Oxide	S04Zn	0
Oxide	Diesel	0
Oxide	Z-14	0
Oxide	NaCN	0
Oxide	A 407	0
Oxide	CuS04	0
Oxide	MT-738	0
Oxide	A-404	0
Oxide	MIBC	0
Oxide	FROTHER-70	0
Oxide	Steel balls 1 ½ “Ø	0
Oxide	Steel balls 2” Ø	0
Oxide	Steel balls 3” Ø	0

Source: Sierra Metals, 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 183

18	Project Infrastructure

The site is a mature producing mine and mill, with all required infrastructure fully functional. The project has highway access with two routes to support the Project’s needs, and the regional capital Huancayo (population 545,000) is within 100 km. Personnel travel by bus to the site and live in one of four accommodation camps. There are currently approximately 2,000 personnel on-site with 700 employees and 1,300 contractors.

The on-site facilities include the processing plant, mine surface facilities, underground mine facilities, tailings storage facility (TSF), and support facilities. The processing facility includes unit processes such as crushing, grinding, flotation, dewatering and concentrate separation, concentrate storage, and thickening and tailings discharge lines to the TSF. The underground mine and surface facilities include headframes, hoist houses, shafts and winzes, ventilation structures, mine access tunnels, waste storage facilities, powder and detonator magazines, underground shops, and diesel fuel and lubrication storage. The support facilities include four accommodation camps where personnel live while on site, a laboratory, change houses and showers, cafeterias, medical facility, engineering and administrative buildings, and miscellaneous equipment and electrical shops to support the operations.

The site has existing water systems to manage the Project’s water needs. Water is sourced from Acococha Lagoon, Cachi-Cachi underground mine, and recycle/overflow water from the TSF, depending on end use. Water treatment systems treat the raw water for use as potable water or for service water in the plant. Additional systems treat the wastewater for further consumption or discharge.

Energy for the site is available through electric power, compressed air, and diesel. The electric power is supplied by contract over an existing 69 kV line to the site substation. The power is distributed for use in the underground or at the processing facility. The current power load is 10.5 MVA with approximately 70% of this being used at the mine and the remainder at the mill and other facilities. The power system is planned to be expanded to approximately 14 MVA in 2020/2021. A compressed air system is used underground with an additional 149 KW compressor system being added, and diesel fuel is used in the mobile equipment and in the 895 kW backup electrical generator.

The site has permitted systems for the handling of waste including a TSF, waste rock storage facility, and systems to handle other miscellaneous wastes. The TSF has a capacity for 12 months at the current production levels. The TSF is being expanded with another lift in 2020 to provide three more years of capacity. The three additional lift stages in total will provide the Project with approximately nine years of additional capacity. An on-site industrial landfill is used to dispose of the Project’s solid and domestic waste. The Project collects waste oil, scrap metal, plastic, and paper which are recycled at off-site licensed facilities.

The site has an existing communications system that includes a fiber optic backbone with internet, telephone, and paging systems. The security on-site is managed through checkpoints at the main access road, processing plant, and at the camp entrances.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 184

Logistics to the site are primarily by truck with the three primary concentrate products being shipped by 30 t trucks to customer locations in Peru. Materials and supplies needed for the Project’s operation are procured in Lima and delivered by truck. A general location map showing the facilities is shown in Figure 18.1.

Source: Sierra Metals, 2019

Figure 18-1: Project Infrastructure Location

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 185

18.1	Access, Roads, and Local Communities

The Project site is remote in the mountains of Peru and is accessed by road from Lima on the Lima-Huancayo-Yauricocha Highway; this route is approximately 260 km long and the final section of the road is unpaved. A second access uses the paved Pan-American Highway from Lima for about 137 km, and then the old Pan-American Highway and the Cañete-Yauyos highway on to Yauricocha; this route is approximately 344 km. The site has developed several gravel secondary roads for access to the mine area (to the west), mill (to the east), and tailings areas (centrally located) as well other areas of the Project. Figure 18.2 shows the routes.

N
LIMA
CHOSICA
SAN MATEO
CASAPALCA
TICLIO
MOROCOCHA
LA OROYA
JAUJA
PACHACAYO
CONCEPCION
SAN JERONIMO
HUANCAYO
CHUPACA
AZULCOCHA
VILCA
HUANCAYA
MIRAFLORES
CARANIA
LARAOS
TINCO
CHUMPE
HUANCACHI
MINA YAURICOCHA
YAUYOS
Magdalena
HUANTAN
CATAHUASI
ZUÑIGA
PACARAN
LUNAHUANA
IMPERIAL
CAÑETE
MALA
PUCUSANA
OCEANO PACIFICO
DISTANCIAS
YAURICOCHA - LIMA : 370.00 Km (Por Cañete)
YAURICOCHA - HUANCAYO : 192.00 Km
YAURICOCHA - PACHACAYO : 91.00 Km
LIMA - CAÑETE : 168.00 Km
LIMA - YAUYOS : 313.00
LIMA - LLAPAY : 335.00
LIMA - LARAOS : 342.00
LIMA - ALIS : 364.50
LIMA - TOMAS : 371.00
LIMA - TINCO YOHA. : 560.00
LIMA - YAURICOCHA : 570.00
CAÑETE - YAUYOS : 145.00 Km
CAÑETE - LLAPAY : 165.00
CAÑETE - LARAOS : 174.00
CAÑETE - ALIS : 174.00
CAÑETE - TINCO YOHA. : 182.00
CAÑETE - YAURICOCHA : 192.00
CAÑETE - YAURICOCHA : 201.00
HUANCAYO - LA OROYA : 130.00 Km
HUANCAYO - C. PASCO : 268.00
HUANCAYO - MOROCOCHA : 165.00
HUANCAYO - LIMA : 307.00
CROQUIS DE RUTA DE TRASLADO
EMPLEADOS SOCIEDAD MINERA CORONA
RUTA YAURICOCHA - LIMA
RUTA SEGUIDA

Source: Sierra Metals, 2019

Figure 18-2: Routes from Lima to the Project

The Pachacayo railway station is located approximately 100 km north or the Project.

The largest community nearest to the mine is Huancayo which is located approximately 100 km to the east-northeast. Huancayo, and the surrounding communities, have a combined population of approximately 340,000 people. Huancayo is the capital of the Junin Region of Peru.

18.2	Process Support Facilities

A fully developed processing facility with required support facilities exists on-site and is discussed in detail in Section 17. The plant facility includes crushing, grinding, flotation; dewatering and concentrate separation, concentrate storage, and thickening and tailings discharge lines to the

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 186

TSF. The processing facility also has shops, sample laboratory, change house and shower, and engineering/administration facilities.

18.3	Mine Infrastructure – Surface and Underground

The mine surface facilities include:

•	the hoists and headframes that support the operation of the shafts on-site.

•	the change house and dry facilities, shops, engineering, and mine administrative facilities are in place.

The mine area layout is shown in Figure 18.3.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 187

15800 N
15600 N
15400 N
15200 N
15000 N
14800 N
23200 E
23400 E
23600 E
23800 E
24000 E
24200 E
24400 E
24600 E
UBICACION
PROPUESTA
POR SMCSA
DEL 3er PIQUE
UBICACIONES
PROPUESTAS
PARA EL NUEVO
3er PIQUE
LEYENDA
ZONA DE SUBSIDENCIA TAJO ABIERTO:
SOCIEDAD MINERA CORONA S.A.
ZONA SUPERFICIAL AFECTADA POR SUBSIDENCIA
PLANO SUPERFICIAL

Source: Sierra Metals, 2019

Figure 18-3: Mining Area Infrastructure

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 188

18.3.1	Underground Access and Haulage

The underground mine access is through existing shafts and tunnels. The site currently has three shafts in service, The Central shaft, Mascota shaft, and the Cachi-Cachi shaft. A new Yauricocha shaft is in construction currently.

The shafts are typically used to move men and materials, but can also move ore and waste to the surface if necessary. The shafts are also used to move ore and waste from depth to the 720-haulage level where the material is then hauled through tunnels by rail from the underground to the surface. All ore and waste hauling to the surface is currently moved through the tunnels only.

18.3.2	New Yauricocha Shaft

The new Yauricocha shaft is currently under construction and is expected to be commissioned by 2022. Shaft excavation work, including pulley chamber, above the service winch chamber with timber set installation, is now completed and the service winch has been commissioned for shaft sinking operations. Excavation of the incline rope raise was completed in May 2018 and the production hoist chamber work is scheduled for completion in October 2019. Preparation for shaft sinking is ongoing with installation of a galloway and new winches for the galloway and Cryderman mucker installed. Installation of the 720-chute infrastructure and dump for sinking is also completed. Shaft sinking activities began in October 2017. The shaft will be sunk from 1097 level (past sinking depth) to the 1270 level (shaft bottom). One loading pocket is being constructed at the 1210 level. Hatch Engineering has completed the detailed engineering for the shaft material handling system. The Yauricocha shaft will utilize an 80,000 t/month capacity hoist that will be operated at 80% of this capacity, and the shaft will handle both ore and waste. The shaft is budgeted to cost US$31.2 million.

18.3.3	Central Shaft and Central Incline Shaft

The 810 m deep Central shaft services levels 970 to 690 and has a capacity of 74 t/h for ore and 67 t/h for waste. The Central incline shaft is located between the 920 level and services down to the 1070 level. The Central incline shaft is a production shaft that utilizes a 200 HP winch that pulls three 1.5 t railcars between the levels. The top portion of central shaft (from 410 to 520 level) will need rehabilitation work and proposals from shaft specialist contractors are being evaluated.

18.3.4	Mascota Shaft

The Mascota shaft is able to move 135 t/h of ore and 110 t/h for waste. The 920 m Mascota services levels 1100 to 680. The Mascota shaft utilizes a new Hepburn hoist and is able to move approximately 105,000 t/m to the 1430 level. The system will move both ore and waste. Commissioning was completed in December 2016. The Mascota Shaft timber sets were refurbished in 2018 with shaft timber sets cleaned of ore and timber sets reinforced and any missing wall liners replaced. Additionally, the 1120 development drift was excavated in 2018 for shaft bottom clean up.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 189

18.3.5	Cachi-Cachi Shaft

The Cachi-Cachi shaft provides access to the 870-level shaft bottom at 910-level and handles only Cachi-Cachi orebody waste and ore.

18.3.6	Subsidence in Central and Mascota Zones

The subsidence associated with the sub-level caving mining method has begun to lightly impact the Mascota and Central shafts in the upper levels. The Project is monitoring the status with surveying methods including ground stations installed on the surface. Further mitigation will be considered once further data is collected.

18.3.7	Tunnel Haulage

The existing primary haulage is through the 4 km Klepetko Tunnel (3 m high x 3 m wide) located on level 720. The haulage is achieved by 20 t electric trolley locomotive with cars of 3.1 to 4.5 m3 size.

The new Yauricocha tunnel excavation (3.5 m x 3.5 m) was completed from the surface (Chumpe) in April 2017. The tunnel is 4.7 km in length and accesses the mine at the 720 level. The tunnel was added to increase the flexibility of haulage and to debottleneck haulage that previously could only occur out of the Klepetko tunnel. The new Yauricocha tunnel also serves as a ventilation conduit. The tunnel infrastructure was installed with tunnel commissioning and close out was done in December 2018. The Project costs were US$4.85 million.

18.3.8	Ventilation

The underground mine has a ventilation system that supports the Cachi-Cachi mine and a separate ventilation system that supports the central mine.

The ventilation system at Cachi-Cachi is an intake system that pulls fresh air through the Klepetko Tunnel and the main decline (Bocamina 410) at Cachi-Cachi. The air exhausts through three boreholes at the surface, Borehole (Chimera) 919, the Rossy borehole, and the Raquelita borehole. A SIVA 139HP primary fan is located at Borehole 919 (level 300) and pulls approximately 50,000 cfm. The air moves into the mine through the main decline and down to lower levels of the mine through the shaft to where production is in progress, then the air is exhausted through vent raises and shafts to the surface. Ventilation doors are installed and booster fans are used throughout the mine to maintain air quality.

The ventilation system at the central mine intakes air from the central mine main decline, the Mascota and Central shafts, Raise Bore #3, and the Klepetko Tunnel. The intake air is approximately 159,000 cfm. The air exhausts through Raisebore #2 and Raisebore #1. The primary fans are located at these locations with a Joy 180 HP fan at Raisebore #1 and a Joy 200 HP fan at Raisebore #2. Air is pulled through the workings and routed with ventilation doors and booster fans to maintain air quality.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 190

18.4	Additional Support Facilities

Project employees live on-site in four accommodation camps, plus a hotel, with total accommodation facilities for approximately 2,000 people. The camps include the supervisory camp, the mill camp, and the mining camp that also houses mining contractors. There are approximately 2,000 people (700 employees/1,300 contractors) currently working on the site. The camps include, dining facilities, exercise facilities, and housing facilities.

Other general facilities include engineering and geology, safety, and environmental offices and buildings. A health clinic on-site is staffed by a National Health Service doctor. There are additional underground shops, powder and detonator magazines, and fuel and oil storage facilities.

A new cafeteria is under construction in 2019 at an estimated cost of US$3.0 million.

18.5	Water Systems

18.5.1	Water Supply

Water is sourced from Uñascocha Lake, Acococha Lagoon, Mishquipuquio Spring, Klepetko Tunnel and recycle/overflow water from the TSF, depending on end use. The location of the two lakes can be seen in Figure 18-1. The quality of water and general use is summarized in Table 18-1.

Table 18-1: Makeup Water Source and Use

Source	Quantity (L/sec)	Uses
Acococha Lagoon	4	Mining compressor and offices: 1.5 L/sec
		Yauricocha Camp: 1.5 L/sec
Mishquipuquio Spring	2	Chumpe Camp: 1.5 L/sec
Klepetko Tunnel	40	Concentrator Plant: 1.3 L/sec

Source: Sierra Metals, 2019

18.5.2	Potable Water

Water is sourced from Acococha Lagoon and treated by the on-site water treatment systems for potable water consumption. There are two potable water plants on the site. At Chumpe, there is a conventionally operated multimedia filter plant (40 µm – gravel, sand) with 5 µm filters and cleaning of the water by hypochlorite. The system operates at 1.3 L/sec. At Yauricocha, a physical sedimentation stage is enacted followed by treatment with hypochlorite. The system operates at 2 L/sec.

18.5.3	Service Water

Service water is used primarily at the Chumpe Mill and small quantities are used for dust control on the mine surface operations. The service water is sourced from the Cachi-Cachi underground mine and delivered through the Klepetko tunnel. Additional service water is obtained from the TSF facilities. If these sources require supplementation, additional water is obtained from the Uñascocha and Acococha Lagoon.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 191

18.5.4	Water Treatment

Wastewater from the Chumpe mill and the mine is treated at the Klepetko waste water treatment plant. The plant has a capacity of 1,000 L/sec. The treated effluent is re-used in the mill with excess discharged to the Chumpe River. Sludge generated by the treatment plant is placed in the TSF. Domestic waste water from the camps is treated by one of the two wastewater treatment plants. The plants have a total capacity of 1.7 L/sec.

18.6	Energy Supply and Distribution

18.6.1	Power Supply and Distribution

The current total electrical load for the Project is 12.75 MVA. The primary power is provided through Sistema Interconectado Nacional (SINAC) to the Oroya Substation. A three phase, 60 hertz, 69 kV power line owned and operated by Statkraft (SN Power Peru S.A.) through its subsidiary, Electroandes S.A., delivers electricity from the Oroya Substation to the Project substation at Chumpe. Power is delivered at 69 kV line voltage to the mine and processing plant substations and approximately 8 MVA is supplied to the mine and 2.75 MVA is supplied to the processing plant.

The powerlines to the plant and mine were upgraded in 2017 to 69 KV to provide more reliable power supply to the Project. Additional load is planned and some of the additional load occurred in 2017 including the addition of a hoist, raisebore equipment, diamond drilling equipment. The future load will increase by approximately 3 MVA at the mine with a 1 MVA pumping system and 2 MVA for an additional hoist to be installed in 2021. A 0.5 MVA increase at the plant is planned due to an additional 372.5 kW tailings pump in 2019. The additional load will be addressed by installation of transformers to increase the capacity of the mine to 10 MVA and the plant to 5 MVA. The power supply can still be met by the existing 69 kV power system.

Statkraft owns, operates, and is responsible for maintenance of the Chumpe substation and the line distribution from the Chumpe substation to the mine substation and to the processing plant substation. 895 kW of backup generation is available through a CAT model 3512B backup generator. The Project completed the addition of a 12.6 kV overhead ring line that allows the mine backup generator to be used for emergency loads in the processing plant and the Cachi-Cachi Zone.

The Project has a 10-year power supply contract that was signed in November of 2013 and runs through October 2023.

18.6.2	Compressed Air

The mine uses compressed air for powering air chutes, drilling equipment, small pumps, and miscellaneous tools. The system includes compressors and tanks at the surface with piping distributing the compressed air throughout the mine. A 149 kW Compressor was added in 2018 to improve the compressed air system.

The mill has a smaller compressed air system for control air and miscellaneous tools.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 192

18.6.3	Fuel

The Project has diesel storage tanks on-site that store fuel for use in surface mining equipment and can be transferred to the underground fuel storage facilities. These tanks have been in use for a number of years and there are two sets of fuel tanks with a total capacity of approximately 104,000 L. The first group of tanks is located at the Chumpe Processing Plant and have a total capacity of just over 68,000 L. The Chumpe tanks provide approximately 30 days of fuel supply at an average consumption of 2,100 L/d. The second set of four tanks is located near the Yauricocha Mine and has a total capacity of approximately 36,000 L. Approximately 5,700 L/d are used from the mine tanks that provide approximately six days of storage. Fuel is purchased from vendors in Huancayo and transported to the site by truck. The 2017 fuel cost is approximately US$3.27/L. Table 18.2 and Table 18.3 show storage capacities of the two fuel storage areas.

Table 18-2: Chumpe Diesel Storage Capacity (US Gallons and Litres)

Chumpe Location	US Gallons	Litres
Tank 01	3,384	12,810
Tank 02	1,127	4,266
Tank 03	2,230	8,441
Tank 04	2,230	8,441
Tank 05	3,064	11,598
Tank 06	6,000	22,712
Total Chumpe Capacity	18,035	68,270

Source: Sierra Metals, 2019

Table 18-3: Yauricocha Location Diesel Storage Capacity (US Gallons and litres)

Yauricocha Location	US Gallons	Litres
Tank 07	4,354	16,482
Tank 08	1,643	6,219
Tank 09	1,457	5,515
Tank 10	2,042	7,730
Total Yauricocha Capacity	9,496	35,946

Source: Sierra Metals, 2019

18.7	Tailings Management Area

Tailings from the Chumpe Mill are stored in on-site tailings facilities. The tailings undergo flocculation and settling and are then processed through a thickener and piped to the existing permitted tailings facility. The dam has a permitted capacity of approximately 3.2 Mt based on the last expansion which is being completed in 2019 (Stage 5 expansion). The facility in the Stage 5 configuration with 2.0 m of freeboard and a capacity of approximately 2,262,507 m3 will allow storage of the tailings material for approximately 32 months from September 2019 at the deposit rate of per year of 780,000 m3/y. Another expansion is scheduled to occur in 2021 (Stage 6).

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 193

18.7.1	Stage 5 Design

Yauricocha hired Tierra Group International, LTD (Tierra Group) to review and design the required tailing dam facility so that the mine can continue producing. The 2019 tailings dam lift is known as the Stage 5 expansion. The QA/QC is being done by SINCO an engineering company. Figure 18-4 shows the footprint drawing of the latest embankment on-site, the Stage 5 expansion.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 194

Source: Sierra Metals, 2019

Figure 18-4: Footprint of Stage 5 Tailings Storage Facility

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 195

Construction Methodology

The embankment is a centerline/downstream construction built using 0.5 m lifts compacted using 10 t to 12 t compactors. In areas near the mountain contacts, the lifts were 0.10 m. Two materials types were used for the construction of the embankment. The first is a run-of-mine (RoM) material with most of the material being less than 300mm (12”) with an average dry density of 2.1 g/cm3. The installed embankment with this material has a volume of 15.7 Mm3. During installation, the moisture content was estimated to be 8.5%.

The second material was crushed and screened on-site and is typically less than 76mm in size. The material had an averaged dry density of 2.4 g/cm3 and a moisture content during installation of 8.7%. A primary Terramesh system was installed with a volume of 0.46 km3 and an average density of 2.4 g/cm3. A second Terramesh system was installed with a 1.3 km3 volume. The total fill for Phase 5 of the dam is 130 Mm3. The top of the dam will be at an elevation of 4,533 and is approximately 48 m in height. The width of the crest is 8 m. The dike length is 305 m. Currently there are five piezometers working on the dam and three piezometers that are not working.

Figure 18.5 shows a section view of the TSF following completion of the Stage 5 expansion.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 196

Source: Sierra Metals, 2019

Figure 18-5: Section View of Stage 5 Tailings Storage Facility

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 197

Table 18-4: Tailings Storage Facility (Stage 5 Expansion Phases)

Description	Phase 1
Berm level	4,529.00 masl
Level of storage	4,526.00 masl
Projected level of final berm (Phase 1)	4,531.00 masl
Maximum storage level	4,528.50 masl
Freeboard	2.50 m
Berm width	8.00 m
Upstream slope	vertical
Downstream slope	2.5H:1V
Volume of dam fill material	382,837.71 m3
Horizontal projection area of the TSF	408,747.09 m2
Volume of stored tailings material	1,003,937.46 m3
Horizontal projection area of dike footprint	25,177.83 m2
Growth Phases (Stage 5)	Phase 01: 4,531 masl Phase 02: 4,533 masl
Additional life of TSF - Phase 01	1.47 years

Description	Phase 2
Berm level - Stage 4	4,529.00 masl
Maximum tailings level – prior to Stage 4	4,526.00 masl
Projected level of final berm (Phase 2)	4,533.00 masl
Maximum storage level	4,531.50 masl
Freeboard	1.50 m
Berm width	8.00 m
Upstream slope	Vertical
Downstream slope	2.5 H:1V
Horizontal projection area of the TSF	430,812.39 m2
Volume of stored tailings material	2,262,507.46 m3
Horizontal projection area of dike footprint	32,745.31 m2
Volume of dam fill material	383,006.70 m3

Source: Sierra Metals, 2019

Seismicity

Cesel Engineers (2006) conducted a study of seismic risk. The results of regression analysis on seismic records from Huaytapallana, Cavesh and Quinoa were developed specifically for the

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 198

Project area. The analyses results indicate that the extreme earthquake, i.e. largest earthquake that a seismogenic zone can produce under known tectonic conditions, would be a 7.25 Ms magnitude earthquake from a shallow subduction event 60 km away.

The study recommended, based on the results of deterministic and probabilistic analyses, that a design earthquake for the 475 years return period event have a peak horizontal ground acceleration (PGA) of 0.40 g. This PGA should be used for design of all structures at the mine located on firm soil or rock. For pseudo-static design of slope embankments and walls, 50% of the PGA has been recommended, or 0.20% of gravitational acceleration for lateral seismic coefficient in the project area, including the tailings storage facility.

Factor of Safety Analysis

Based on the documentation provided, the TSF was designed with a minimum factor of safety (FoS) of 1.5, but no specific sections were provided. Additionally, the engineering companies (KCB and Tierra Group) stated that geotechnical studies were performed, but SRK did not confirm this information.

18.7.2	Expansion of Tailings Dam (Stage 5, 6 and 7)

Sierra Metals engaged Geoservice Ingenieria (GI) to design the tailings expansion for Stages 5-7 with a priority on the Stage 5 being constructed in 2019. SRK did not undertake a full review of the designs. GI was contracted in 2013 by Sierra Metals to design approximately 10 years of additional capacity. The future tailings storage for the Project will incorporate three additional 4 m raises to the existing TSF. The three raises are called Stage 5, 6, and 7. GI reviewed the previous design study by Klohn Crippen Berger (April 2009) and the GI report from October 2013. A topography surface was provided by Sierra Metals in 2013. GI reviewed the site hydrology, geology, hydrogeology, seismic risk, and designed the TSF facility raises. GI also performed a geotechnical analysis showing that the FoS of the design was adequate. Table 18.5 shows the results of the stability analysis.

Table 18-5: Yauricocha GI Stability Analysis for Stages 4, 5, 6, and 7

Stage	Section of Analysis	End of Construction		In Operation
		Upstream	Downstream	Type of Failure	Static	Pseudo-static ag=0.20 g
		Factor of Safety			Factor of Safety
		Minimum: 1.3	Minimum: 1.3		Minimum: 1.5	Minimum: 1.0
4	Section A-A’	2.068	1.741	Local	2.403	1.577
				Global	1.773	1.213
5	Section A-A’	2.486	1.849	Local	2.488	1.697
				Global	1.977	1.367
6	Section A-A’	2.451	1.738	Local	2.648	1.448
				Global	2.083	1.152
7	Section A-A’	2.176	1.792	Local	2.615	1.713
				Global	2.086	1.176

Source: Sierra Metals, 2019

The TSF key design elements are summarized in Table 18.6.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 199

Table 18-6: Yauricocha Key Design Elements for Stages 5, 6, and 7

Design Item	Units	Stage 5	Stage 6	Stage 7
Altitude of crest, previous stage	masl	4,529	4,533	4,537
Maximum altitude of tailings, previous stage	masl	4,526	4,531	4,535
Height of extra elevation, this stage	m	4.0	4.0	4.0
Altitude of crest, this stage	masl	4,533	4,567	4,541
Maximum level of storage:	masl	4,531.5	4,535	4,539
Freeboard	m	1.5	2.0	2.0
Width of crest:	m	8.0	8.0	8.0
Length of Dam:	m	305.0	372.0	425.0
Inclination Upstream:	grade	Vertical (strengthened ground)	Vertical (strengthened ground)	Vertical (strengthened ground)
Inclination Downstream:	grade	2.5H:1.0V	2.5H:1.0V	2.5H:1.0V
Volume of excavation/conformation:	m3 excavation/ m3 fill	13,170 / 383,006.7	13,170 / 386,006.7	13,170 / 383,006.7
Storage	m3/t	2,046,385 / 2,864,939	1,789,140/ 2,504,796	1,930,550/ 2,702,770
Useful Life	years - (months)	3.22 (38.6)	2.82 (33.8)	3.04 (36.5)

The designs of Stages 5, 6, and 7 yield a total storage of approximately 5.8 Mm3 or 8.1 Mt of tailings, which yields approximately nine years of storage at the projected annual tailings deposition rate of 780,000 m3/y and an average tailings density of 1.4 t/m3.

Table 18.7 summarizes the results of the study and projected direct capital cost of the raises.

Table 18-7: Yauricocha Summary Design Results for Stages 5, 6, and 7

Stage	Volume (m3)	Capacity (t)	Years	Direct Capital Cost (US$)	Unit Cost per Ton Tailings (US$/t)
5	2,046,385	2,864,939	3.2	$ 3,736,749	$ 1.30
6	1,789,140	2,504,796	2.8	$ 1,958,392	$ 0.78
7	1,930,550	2,702,770	3.0	$ 2,493,605	$ 0.92
Total	5,766,075	8,072,505	9.1	$ 8,188,747	$ 1.01

Source: Sierra Metals, 2019

18.8	Waste Rock Storage

Waste rock generated by the Project is used as backfill underground with the remainder transported to the surface, primarily through the Klepetko Tunnel. There is an existing 1.2 Mm3 waste storage area on the surface, and in historic open pits, that are proximate to the shaft area that will be backfilled as a reclamation requirement. Some development material will be hoisted through the shafts to backfill the pit. The trucking of waste from the plant location into the open pit is ongoing with 2018 tonnage of 454,528 t and a 2019 tonnage of 309,120 t through August of 2019.

There is a borrow area on site for general construction purposes and to support tailings construction.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 200

18.9	Other Waste Handling

Two on-site landfills are used to dispose of the Project industrial and sanitary waste. The Project collects waste oil, scrap metal, plastic, and paper which are recycled at off-site licensed facilities.

18.10	Logistics

Materials and supplies needed for the Project operation are procured in Lima and delivered by truck. Labor is bussed to the site on the existing highways and roads from Lima or Huancayo. The concentrates produced by the Project are transported overland by 30 t trucks to the refinery. Costs for transportation, insurance, and related charges are included in the treatment costs for concentrates. The concentrates are processed by a smelter in Peru with treatment and refining charges agreed to in advance under annual contracts.

18.11	Off-Site Infrastructure and Logistics Requirements

The Project has no off-site infrastructure of significance and the five concentrate products are trucked to customer locations in Peru. The products consist of lead sulfide concentrate, copper concentrate (polymetallic), copper concentrate (campaign), zinc concentrate, and lead oxide concentrate.

18.12	Communications and Security

The site has an existing communications system that includes local internet, a fiber optic backbone, a telephone system, and an underground telephone system. A paging system is also available at the plant and mine. There are security checkpoints at the main access road, the mill site, and at the camp entrance.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 201

19	Market Studies and Contracts

Yauricocha is a polymetallic operation that currently produces lead, zinc and copper concentrates, which are sold to various smelters with slightly different specifications. Yauricocha currently holds contracts for the provision of its various concentrates, these contracts were not reviewed by SRK, but their terms were included in the determination of NSR values for Mineral Resource and Mineral Reserve estimation. The terms appear reasonable and in line with similar operations SRK is familiar with. No material concentrate contract changes are expected in the foreseeable future.

The payable metals produced from the Yauricocha concentrates are zinc, copper, silver, lead and gold. These commodities are traded on various metals exchanges. Metal prices were provided by Sierra Metals and are based on CIBC Consensus pricing.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 202

20	Environmental Studies, Permitting and Social or Community Impact

20.1	Required Permits and Status

20.1.1	Required Permits

SMCSA has all relevant permits required for the current mining and metallurgical operations to support a mining rate of 3,300 t/d. These permits include operating licenses, mining and process concessions, capacity extension permits, exploration permits and their extensions, water use license, discharge permits, sanitary treatment plants permit, and environmental management instruments among others.

SMCSA also has a Community Relations Plan including annual assessment, records, minutes, contracts and agreements.

Among the relevant permits, the following are highlighted:

•	Land ownership titles;

•	Public registrations (SUNARP) of:

–	Process concession,

–	Mining concession,

–	Constitution of “Acumulación Yauricocha”, and

–	Land ownership and Records owned property (land surface) and lease; and

•	2016 water use right proof of payment.

20.1.2	State of Approved Permits

Table 20.1lists SMCSA’s permits and licenses which has been prepared based on reports of the Ministry of Energy and Mines (MINEM), Public Registry of Mining (current INGEMMET), National Water Authority (ANA), National Public Registry Authority (SUNARP), General Directorate of Environmental Health (DIGESA), notary and information provided by SMCSA.

The following permits were not available for review:

•	Mine ventilation permit;

•	2018‘s Closure Plan financial guarantee accreditation;

•	2018´s mining concessions proof of payment;

•	2018´s processing concession proof of payment; and

•	Landfill permit.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 203

Table 20-1: Approved Operation and Closure Permits

Item	Date	Expiry date	Status	Emitted by	Permits/licensees	Document
Environmental Management Instruments
PAMA, ITS and EIA
	01/13/1997		Valid	MINEM

Approval of the PAMA (Plan de Adecuación y Manejo Ambiental), Environmental Adjustment and Management Program of the Yauricocha Production Unit of CENTROMIN located in the district of Alis, province of Yauyos and department of Lima

Directorate Resolution N° 015-97-EM/DGM
	05/23/2002		Valid	MINEM	Approval of the modification of the implementation of the PAMA of the Yauricocha Production Unit by CENTROMIN	Directorate Resolution N° 159-2002-EM-DGAA
	02/08/2007		Valid	MINEM	Approval of the implementation of the PAMA “Yauricocha" Administrative Economic Unit by SMCSA	Directorate Resolution N° 031-2007-MINEM- DGM Report N° 963-2006-MINEM-DGM-FMI-MA
	06/09/2015		Valid	MINEM

Conformity of the Supporting Technical Report (ITS, Informe Técnico Sustentatorio) to the PAMA for "Expanding the capacity of the Processing Plant Chumpe of the Accumulated Yauricocha Unit from 2500 to 3000 TMD", presented by SMCSA

Directorate Resolution N° 242-2015-MINEM- DGAAM Report N° 503-2015-MINEM.DGAAM-DNAM-DGAM-D
	11/12/2015		Valid	MINEM

Conformity of the second Supporting Technical Report (ITS) to the PAMA for "Technological improvement of the domestic waste water treatment system " PAMA Accumulation Unit Yauricocha presented by SMCSA

Directorate Resolution N° 486-2015-MINEM- DGAAM Report N° 936-2015-MINEM-DGAAM-DNAM-DGAM-D
	07/03/2017		Valid	MINEM	Approval of the third amendment of the ITS to the PAMA for “Addition of new equipment and infrastructure in the Chumpe concentrator plant process” of the Yauricocha Mining Unit, presented by SMCSA	Directorate Resolution N° 176-2017-MINEM- DGAAM Report N° 288-2017-MINEM-DGAAM-DNAM-DGAM-D
	03/05/2019		Valid	MINEM	ITS 4 from PAMA, implementation of comedors, presented by Sociedad Minera Corona S.A.	Directorate Resolution N° 051-2019/MEM-DGAAM Report N° 174-2019/MEM-DGAAM-DEAM-DGAM
			Under review	MINEM	Semi detailed EIA for drilling activities
	02/11/2019		Valid	SENACE	EIA for update of mining components	Directorate Resolution N° 028-2019-SENACE-PE/DEAR

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 204

Mine Closure Plan – PCM
08/24/2009		Valid	MINEM	Approval of the Mine Closure Plan (PCM) at feasibility level of the Yauricocha Mining Unit, presented by SMCSA	Directorate Resolution N° 258-2009-MINEM- AAM Report N° 999-2009-MINEM-AAM-CAH-MES-ABR
12/17/2013		Valid	MINEM	Approval of the Yauricocha Mining Unit Mine Closure Plan Update, presented by SMCSA	Directorate Resolution N° 495-2013-MINEM- AAM Report N° 1683-2013-MINEM-AAM-MPC-RPP-ADB-LRM
01/08/2016		Valid	MINEM	Approval of the amendment of the Closure Plan of the Yauricocha Mining Unit, presented by SMCSA	Directorate Resolution N° 002-2016-MINEM- DGAAM Report N° 021-2016-MINEM-DGAAM-DNAM-DGAM-PC
01/15/2016	01/17/2017	Expired	SMCSA	Proof of payment for Mine Closure Plan guarantee. Amount 14'346,816.00 USD-Period 2016	Report N° 2570612
02/28/2017		Valid	MINEM	Approval of the second amendment of the Closure Plan of the Yauricocha Mining Unit, presented by SMCSA	Directorate Resolution N° 063-2017-MINEM- DGAAM Report N° 112-2017-MINEM-DGAAM-DNAM-DGAM-PC
12/29/2016	01/17/2018	Valid	SMCSA	Proof of payment for Mine Closure Plan guarantee. Amount 14'458,801.00 USD-Period 2017	Report N° 2669957

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 205

Item	Date	Expiry date	Status	Emitted by	Permits/licensees	Document
Mineral Process Concession
	04/18/1996		Expired	MINEM	Definite authorization to operate the " Yauricocha Chumpe Processing Plant" at an installed capacity of 1350 TMD, CENTROMIN	Report N°164-96-EM-DGM-DPDM
	09/04/2008		Valid	MINEM	Authorization to operate the "Yauricocha Chumpe Processing Plant", including an additional lead circuit and expanding its capacity to 2010 TMD, SMCSA	Resolution N° 549-2008-MINEM-DGM-V Report N° 178-2008-MINEM-DGM-DTM-PB
	09/16/2009		Valid	MINEM	Authorization to raise the Yauricocha tailings deposit dam crest by an additional 20 m in 4 stages, SMCSA	Resolution N° 714-2009-MINEM-DGM-V Report 242-2009-MINEM-DGM-DTM-PB
	07/14/2010		Valid	MINEM	Authorization to operate the Mill No. 4 (8 'x 10') and the amendment of the "Yauricocha Chumpe" Benefit Concession to the expanded capacity of 2500 TMD, SMCSA	Resolution N°279-2010-MINEM-DGM-V Report N° 207-2010-MINEM-DGM-DTM-PB
	03/04/2011		Valid	MINEM	Operating license for the Ball Mill (5 'x 6') for regrinding, installed in "Yauricocha Chumpe Processing Plant, SMCSA	Resolution N°088-2011-MINEM-DGM-V Report N° 075-2011-MINEM-DGM-DTM-PB
	04/03/2012		Valid	MINEM	Authorization to operate the "Yauricocha" tailings deposit up to 4519 m in altitude (second stage) with a free board of 2 m, SMCSA	Resolution N° 112-2012-MINEM-DGM-V Report N° 112-2012-MINEM-DGM-DTM-PB
	04/29/2014		Valid	MINEM	Authorization to operate the raised "Yauricocha- Chumpe " tailings deposit up to 4522 m in altitude, SMCSA	Resolution N° 0159-2014-MINEM-DGM-V Report N° 128-2014-MINEM-DGM-DTM-PB
	08/03/2015		Valid	MINEM	Authorization to operate the raised "Yauricocha- Chumpe " tailings deposit up to 4524 m in altitude (third stage)	Resolution N° 0344-2015-MINEM-DGM-V Report N° 240-2015-MINEM-DGM-DTM-PB
	10/14/2015		Valid	MINEM	Authorization to build, implement equipment and operate the Chumpe Process Plant Extension Project 2500 to 3000 TMD of the "Yauricocha Chumpe" benefit concession, SMCSA	Resolution N° 0460-2015-MINEM-DGM-MV Report N° 326-2015-MINEM-DGM-DTM-PB
	08/29/2017		Valid	MINEM

Approval of the extension of the "Yauricocha Chumpe" benefit concession area. It was increased by 17,887 Ha. Also, authorization to build and operate civil and electromechanical works of the new equipment and auxiliary facilities of the "Yauricocha Chumpe" benefit concession

Resolution N° 0366-2017-MEM-DGM Report N° 229-2017-MEM-DGM-DTM-PB

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 206

Land Ownership
--	12/21/2021	Valid	SMCSA	Vílchez Yucra family (way of passage and installations)	--
--	03/07/2022	Valid	SMCSA.	Varillas Vílchez family (56 ha for mining use)	--
--	07/31/2037	Valid	SMCSA	San Lorenzo de Altis Community (696,6630 ha for mining use)	--
--	Indefinite	Valid	SMCSA	Mineral processing concession: Yauricocha Chumpe processing plant (148.5 ha for mining use and an authorized capacity for 2500 TMD)	--
--	Indefinite	Valid	SMCSA	Mining concession: “Acumulación Yauricocha” (18,777.9238 ha for mining use)	--
Water: Use, Discharge and Sanitation Facilities
2004		Valid		Water use license for population purposes in the Yauricocha Production Unit, whose collection point is the Laguna Acococha – Uñascocha	Administrative resolution N°249-2004-GR-LP- DRA-MOC
2003		Valid		Water use license for population purposes in the Yauricocha Production Unit whose collection point is the Huacuypacha spring	Administrative resolution N° 1355-2003-AG/DRA- LC/ATDR-MOC

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 207

The Environmental Adjustment and Management Program (PAMA), as established by the Supreme Decree Nº 016-93-EM, was the first environmental management tool that was created for mines and metallurgical operations existing before 1994 to adopt technological advances and / or alternative measures to comply maximum permissible limits for effluent discharge and emissions of mining-metallurgical activities. Since then, many environmental regulations have been enacted updating and/or replacing older regulations. The environmental certification for mining activities was transferred from the Ministry of Mining and Energy to the Ministry of Environment; specifically, to the National Service for Environmental Certification (SENACE) effective December 28, 2015.

Though SMCSA has updated its environmental baseline and adjusted its monitoring program by its Supporting Technical Report to the PAMA "Expanding the capacity of the Processing Plant Chumpe of the Accumulated Yauricocha Unit from 2500 to 3000 TMD" (Geoservice Ambiental S.A.C., ITS approved by Directorate Resolution N° 242-2015-MINEM-DGAAM), an important gap exists with reference to environmental and social impact assessment as referred to by the actual environmental protection and management regulation for operating, profit, general labor and mining storage activities (Supreme Decree N° 040-2014-EM, 11/12/2014), this was covered by the approval of the EIA on February 11, 2019.

In addition, SMCSA has two Supporting Technical Reports which authorize the construction of the technological improvement of the domestic waste water treatment system and the addition of new equipment and infrastructure in the Chumpe concentrator plant process. This last Supporting Technical Report (ITS) was approved in 2017 by Directorate Resolution N° 176-2017-MINEM-DGAAM.

SMCSA applied to SENACE to start the evaluation process of the “Environmental Impact Study of the Metallurgical Mining Components Update Project” (Geoservice Ambiental S.A.C., 2017) within the framework of the Supreme Decree N° 016-1993-EM, as this study was initiated before the enforcement of the D.S N° 040-2014-EM and in application of an exceptional procedure established by it. The EIA was obtained on February 11, 2019.

In addition, the Peruvian environmental legislation contemplates that mine owners perform several studies to adjust to these new regulations, such as:

•	Environmental Quality Standards Compliance for Soils (Estudio de Calidad Ambiental-ECA de Suelos). SMCSA submitted this study to MINEM in compliance with the Supreme Decree N° 002-2014-MINAM, with register N° 2488477 (04/10/2015).

•	Comprehensive plan for the adaptation and implementation of the activities to the permissible limits for liquid effluent discharge (Plan Integral para la Adecuación e Implementación de sus actividades a los Limites Permisibles para la descarga de efluentes líquidos). SMCSA submitted this study to MINEM in compliance the Supreme Decree N° 015-2015-MINAM, with register N° 2706233 (19/05/2017).

•	Environmental Impact Assessment Update (Actualización del Estudio de Impacto Ambiental). This study has not been submitted to the MINEM (in compliance with the Supreme Decree N°

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 208

019-2009-MINAM) as MINEM did not publish its guideline for operations that operate with a PAMA.

•	Sworn statement to the General Directorate of Mining Environmental Affairs (DGAAM), and Environmental Control Agency (OEFA) of the activities and/or processes and/or extensions and/or existing components to regularize (Declaración Jurada de los componentes por Regularizar). - In compliance with the Supreme Decree Nº 040-2015-EM all those activities, extensions, and/or components that have not been included in any Environmental Management Instrument had to be declared. SMCSA did not declare any component.

•	Detailed Technical Memorandum (MTD). - In compliance with the Supreme Decree Nº 040-2015-EM, a MTD had to be submitted for all those activities, extensions, and/or components declared to be regularized to sworn statements mentioned above. Once the MTD approved, these components must be integrated into an Environmental and Social Impact Assessment or Environmental and Social Impact Assessment. As no components have been declared to be regularized, no MTD had to be presented.

In those operations where the PAMA is the only principal environmental management tool, this has the category of an environmental certification similar as an environmental impact assessment and therefore is subject of the presentation of the updated environmental impact study as established by the Supreme Decree N° 019-2009-MINAM. The Supreme Decree N° 040-2014-EM, in its First and Second Supplementary Final Provisions, regulates the integration and updating of the environmental impact assessment with the objective that each operating unit shall only have one updated environmental management tool.

Acumulación Yauricocha Unit submitted a detailed environmental and social impact assessment to SENACE. This included a social impact assessment with a social, economic, cultural and anthropological population baseline, hydrogeological pollutant transport model for short-, medium- and long-term scenarios, air quality and contaminant distribution assessment, archaeological survey report as for the certificate of nonexistence of archaeological remains (CIRA, certificado de inexistencia de restos arqueologicos), mitigation or compensation measures as applicable, among others. The EIA was approved on February 11, 2019.

20.2	Environmental Study Results

SMCSA updated, to some extent, its environmental base line and environmental monitoring program to adjust to the mandatory compliances by performing its Supporting Technical Report to the PAMA "Expanding the capacity of the Processing Plant Chumpe of the Accumulated Yauricocha Unit from 2500 to 3000 TMD" (Geoservice Ambiental S.A.C., 2015, ITS approved by Directorial resolution N° 242-2015-MINEM-DGAAM), the important gap related to the environmental and social impact assessments with regards to the actual environmental protection and management regulation for operating, profit, general labor and mining storage activities (Supreme Decree N° 040-2014-EM, 11/12/2014) was covered by the approved EIA on February 11, 2019.

The monitoring program has been updated since July 2015 according to the ITS (Geoservice Ambiental S.A.C., 2015) and its Report N° 503-2015-MEM-DGAAM/DNAM/ DGAM/D and a First

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 209

Quarter 2016 Environmental Monitoring Report (Equas, March 2016) has been performed. The following issues of importance are:

•	Land use capacity - Soils are suitable for cold climate grassland and protection;

•	Actual land use - Is limited to urban (private or government), natural pastures and unproductive land;

•	Wetlands - No reference was made to wetlands while these are likely to be present in the area and are protected in Peru;

•	Soil quality - 32 samples from disturbed areas were analyzed and the results compared to the environmental quality standards for soil (Supreme Decree N° 002-2013-MINAM): arsenic, cadmium, lead and total petroleum hydrocarbons (TPH) exceed the environmental standards, as well as to a lesser extent also: benzene, xylene, naphthalene, toluene and ethylbenzene;

•	Geology - There is predominantly presence of sedimentary rock such as sand-, silt- and claystones, conglomerates, limestones and dolomites;

•	Biology - Terrestrial biology has been assessed in a dry and a wet season:

•	Flora - 12 species were identified listed as protected by Supreme Decree N° 043-2006-AG, among which categorized as Critical Endangered (CR): Ephedra rupestris, and as Endangered (EN): Nototriche tovari, as well as three species belonging to the CITES category II;

•	Birds - Four species were identified listed as protected by Supreme Decree N° 004-2014-MINAGRI, among which categorized as Endangered (EN): Vultur gryphus (Condor), seven species in the IUCN Red List and four species belonging to the CITES category I and II;

•	Mammals - Two species were identified listed as protected by Supreme Decree N° 004-2014-MINAGRI, among which categorized as Endangered (EN): Puma concolor (Puma), Vicugna (Vicuña) and two species belonging to the CITES;

•	Reptiles and amphibians - Three endemic species were identified (gender: Lioalemus), but none is listed as protected;

•	Insects - Insects have not been assessed; and

•	Terrestrial biological monitoring - Though this monitoring in generally mandatory the N° 503-2015-MEM-DGAAM/DNAM/DGAM/D report does not include terrestrial biological monitoring: flora, birds, mammals, reptiles and amphibians, and insects.

•	Hydrobiology - The ITS indicates that in both wet and dry season for most monitoring stations the diatom pollution tolerance index IDG results in moderated polluted water (eutrophication), while the EPT and BMWP indicate in wet season bad water quality with presence of organic matter and in the dry season good water quality with presence of trout (Onchorynchus mykiss). In some trout elevated concentrations of mercury and cadmium were found while in others retention of P, Na, Mg, K and Ca. Successive regular monitoring should be performed in the

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 210

same five surface water quality monitoring stations for phytoplankton, zooplankton, benthos, periphyton and nekton. The N° 503-2015-MEM-DGAAM/DNAM/DGAM/D report does not indicate the frequency of monitoring;

•	Hydrology - The Yauricocha project is located in eight micro-watersheds belonging to the Alis and Laraos rivers sub-watersheds which include mountain tops with elevations as high as 4.800 and 5.300 meters above sea level;

•	Springs - The water of the Laraopuquio and Quilcasa springs are slightly acidic while the water from the Chumpe 1 spring exceeds the environmental quality standards for iron, lead and manganese according to the Supreme Decree N° 002-2008-MINAM, category 3 (irrigation of tall and short stem crops and animal’s beverage);

•	Regular monitoring established in the ITS has been performed by EQUAS S.A. for the first quarter of 2016 in accordance to:

•	Supreme Decree N° 040-2014-EM, Environmental protection and management regulation for operating, profit, general labor and mining storage activities;

•	Supreme Decree N° 015-2015-MINAM. - Amendment to the National Environmental Quality Standards for water and establishment of supplementary provisions;

•	Supreme Decree N° 010-2010-MINAM. - Maximum permissible limits for effluent discharge of metallurgical mining activities; and

•	Supreme Decree N° 002-2013-MINAM. - Environmental quality standards for soil.

•	Surface water quality monitoring - Monthly monitoring is performed in five monitoring stations: M-2, M-4 (707), PM-11, PM-12 and PM13, and quarterly reported to the MINEM. The water quality analysis is performed for those parameters for which national environmental quality standards have been established as for category 3 - subcategory D1 irrigation of tall and short stem crops and D2 animal’s beverage (Supreme Decree N° 002-2008-MINAM Supreme Decree N° 015-2015-MINAM). The First Quarter 2016 Environmental Monitoring Report (Equas, March 2016) indicates that the water quality of the Chumpe creek does not comply with the category 3 in the in PM-11 for low dissolved oxygen concentration and in PM-12 and PM-13 for high manganese concentrations while the water quality in the Tinco River complies with the category 3;

•	Underground water quality monitoring - Quarterly monitoring is performed in seven monitoring stations: DR-01-13, DR-02-13, DR-03-13, PB-01-13, PB-02-13, PB-03-13 and PT-01-13. The ITS approval report indicates that the variables to be monitored are: pH, temperature, electrical conductivity, Dissolved oxygen, flow, grease and oils, CN-wad, CrVI, DBO, mercury, bicarbonates, carbonates, fluorides, chlorides, DQO, thermotolerant coliforms and total coliforms, e.coli, enterococci, helminths, phenols, phosphates, nitrates, nitrites, S.A.A.M., sulfur, sulfates, and as total metals: Al, Sb, As, Ba, Bi, Bo, Cd, Ce, Co, Cu, Cr, Sn, P, Fe, Li, Mg, Mn, Mo, Ni, Ag, Pb, Se, Na, Ta, Ti, Va, Zn. As no national environmental quality standards have been set for underground water, the water quality analysis is performed as for those parameters for which surface water national environmental quality standards have been set

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 211

(category 3 - subcategory D1 irrigation of tall and short stem crops). The First Quarter 2016 Environmental Monitoring Report (Equas, March 2016) specifies that the underground water quality meets this reference quality;

•	Effluent water quality - Monitoring is performed monthly, in one monitoring station: V-1 (705) and its quality is compared to Supreme Decree N° 010-2010-MINAM. The First Quarter 2016 Environmental Monitoring Report (Equas, March 2016) denotes that the effluent water quality complies with the maximum permissible limits for effluent discharge of metallurgical mining activities;

•	Air quality - Bi-quaternary monitoring is performed in two monitoring stations: CA-01 (704) and CA-02, leeward from the processing plant and windward from the Chumpe mining camp respectively in accordance with Supreme Decree N° 003-2008-MINAM and Supreme Decree N° 074-2001-PCM. As to this new monitoring program no monitoring results are yet available;

•	Noise: Bi-quaternary monitoring is performed in three monitoring stations: R-1, R-2 and R-3 in accordance with Supreme Decree N° 085-2003-PCM;

•	Soil quality monitoring - Quaternary monitoring is performed in three monitoring stations: MI-01-UY, MI-03-UY and MI-06-UY and the results are compared with the environmental quality standards for soil, Supreme Decree N° 002-2013-MINAM. The monitoring results show that MI-01-UY and MI-03-UY comply with the environmental quality standards for soil, while MI-06-UY exceeds the environmental quality standards for soil concentrations of arsenic and lead; and

•	Hence, to enable a proper environmental evaluation monitoring should be reported over a longer time period.

20.3	Environmental Issues

Data and information for this section is based on the PAMA (SGS, 1996), the Yauricocha Mining Unit Mine Closure Plan Update Report N° 1683-2013-MEM-AAM/MPC/RPP/ADB/LRM, the ITS (Geoservice Ambiental S.A.C., 2015), ITS Report N°503-2015-MEM/DGAAM/DNAM/DGAM/D and the ITS (Geoservice Ambiental S.A.C., 2017), ITS Report N° 288-2017-MEM/DGAAM/DNAM/DGAM/ D, EIA approved by Directorate Resolution N° 028-2019-SENACE-PE/DEAR.

Accumulación Yauricocha is an underground mine operated by the method of ascending cut and fill stoping to extract its polymetallic ore (sulfides) of lead, silver, copper, zinc and iron and lead silver oxide ore.

•	Ore transport - The ore is transported from the Klepetko tunnel to the hopper of the mineral Chumpe processing plant;

•	Waste rock - Waste rock is hauled through the mine entrances and stored in the waste rock dump at Chumpe, which has a storage capacity of 320,000 m3 when reaching level 4.156 (meters above sea level). Another 17 waste rock dumps are considered to be closed. Though the Closure Plan and its updates consider two types of covers for the closure of the waste rock

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 212

dumps – one for non-acid rock drainage generating material (NPAG) and another for potential acid rock drainage generating material (PAG) – no comprehensive study on potential acid rock drainage was available to review as to whether the different waste rock dumps are NPAG or PAG. No mention was found on differentiating PAG waste rock from NPAG waste rock or its differentiated management. To prevent rainfall runoff from getting into contact with the waste rock the implementation of collecting channels have been foreseen as part of the closure design of the larger dumps. No information has been found on the water percolating through the waste rock dumps; and

•	Ore processing - The ore is processed in the Chumpe mineral processing plant which has two separate flotation circuits:

–	One, of 2500 TMSD in capacity, to process polymetallic ores; and

–	Another, of 500 TMSD in capacity, to process the lead and silver oxide ore.

The process is conventional with stages of crushing, grinding, regrinding, selective flotation, and filtration, dispatch of concentrates and transport, and tailings storage.

•	Tailings - The tailings deposit is located at an elevation of 360 m and 2.6 km upstream of the existing processing plant and several camps and installations, in the location that once was the Yauricocha Lake. The tailings dam was built with compacted granular material of intrusive and metamorphic origin. The design considers growing the crest in five stages. According to the reports N° 1683-2013-MEM-AAM/MPC/RPP/ADB/LRM and N° 503-2015-MEM-DGAAM/DNAM/DGAM/D the global stability is stable under static and pseudo static conditions. SMCSA has obtained the authorization to operate the third stage of the tailings deposit and start the construction of the fourth stage. The PAMA and closure plan update indicate that the tailings are considered PAG, as tailings deposited from 1979 to 1988 contains 31.4% of pyrite and tailings deposited from 1989 to 1996 contains 17.6% pyrite. No additional recent data and no comprehensive study on the mineralogical composition and drainage quality in the short, medium and long term were available to review in order to have a better understanding of the tailings geochemical-physical characteristics and its environmental implications.

•	Regarding water management:

–	Water in the tailings pond is composed of water from the tailings pulp, direct rainfall and mine water from the Victoria tunnel; clarified water from the tailings pond is pumped to a tank and returned to the processing plant by gravity, closing the circuit;

–	Filtrations are captured by a system of underdrains and sent towards the underdrain sump and pool for recirculation; and

–	Channels on the right and left of the tailings deposit capture the rainfall runoff preventing them to enter in contact with the tailings.

•	Regarding its management and control, SMCSA monitors the design parameters, the physical stability by piezometers installed in the tailings dam, and the cleaning of the rainfall runoff channels (SMCSA´s 2015 Annual Memory).

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 213

•	Domestic and industrial solid waste - SMCSA operates a sanitary landfill for domestic wastes and has warehouses for temporary storage of recyclable waste. Recyclable non-hazardous solid waste and hazardous solid waste are delivered to a solid waste traders company (EC-RS) and a solid waste server company (EPS-RS) respectively, both authorized by DIGESA, complying with the Regulations of the General Law of Solid Waste;

•	Effluent, surface and groundwater management and control:

–	Mine water - The mine water from the Klepetko tunnel is collected in a channel and directed to the water treatment plant at Chumpe where it is neutralized by adding lime and its solid particles depressed by adding flocculants;

–	Wastewater control - SMCSA operates three domestic wastewater treatment plants called PTARD (the Spanish acronym) for residual domestic waste water treatment plant:

–	One with a capacity of 17 m3/day, installed in the area Chumpe, and another with a capacity of 40 m3/day, installed in the La Esperanza areas, operate by activated sludge and multiple aeration. The treated water seeps into the subsoil. Nowadays, In the ITS (Geoservice Ambiental S.A.C., 2017), ITS Report N° 288-2017-MEM/DGAAM/DNAM/DGAM/D, SMCSA indicate the replacement of these two PTARD for one PTARD with capacity of 50 m3/day,

–	One with a capacity of 100 m3/day, installed in the Chumpe area, operates by means of sequential biological reactors. The treated water is incorporated in the mineral processing plant (zero effluent).

•	Surface water quality control - Monthly monitoring of water for quarterly reporting to the MINEM and ANA includes verification of the compliance with Maximum Permissible Limits (Supreme Decree N°010- 2010-MINAM) and Environmental Quality Standards for Water (Supreme Decree N° 002- 2008-MINAM, as amended by Supreme Decree N° 015-2015-MINAM); and

•	Groundwater quality control - Quarterly is monitored by nine piezometers.

•	Emissions and dust control:

–	Bi-quaternary monitoring two monitoring stations: one leeward from the processing plant and the other windward from the Chumpe mining camp; and

–	Dust prevention by wetting the road surfaces (dirt roads) during the dry season (vehicle traffic).

20.4	Operating and Post Closure Requirements and Plans

SMCSA has a closure plan with three approved amendments:

•	Yauricocha Mine Unit Closure Plan, approved by Directorate Resolution N°258-2009-MEM/AAM (08/24/2009) and Report N°999-2009-MEM-AAM/CAH/ MES/ABR;

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 214

•	Yauricocha Mine Unit Closure Plan Update, approved by Directorate Resolution N°495-2013-MEM-AAM (12/13/2013) and Report N°1683-2013-MEM-AAM/ MPC/ RPP/ADB/LRM;

•	Yauricocha Mine Unit Closure Plan Modification, approved by Directorate Resolution N°002-2016-MEM-DGAAM (01/08/2016) and Report N°021-2016-MEM-DGAAM/DNAM/DGAM/ PC; and

•	Yauricocha Mine Unit Second Amendment of the Closure Plan, approved by Directorate Resolution N°063-2017-MEM-DGAAM (02/09/2017) and Report N° 112-2017-MEM-DGAAM/DNAM/DGAM/ PC.

In 2007, a feasibility-level Closure Plan for the Yauricocha Mining Unit was developed by CESEL S.A. following the requirements of the Peruvian legislation for mine closure, “Ley de Cierre de Minas”, Law N° 28090 and its Regulation, Supreme Decree N° 033-2005-EM and its amendments Supreme Decree N° 035-2006-EM and Supreme Decree N° 045-2006-EM. and based on the content recommended by the DGAAM in the Guideline for Preparation of Mine Closure Plans approved by Resolution R.D. N° 130-2006-AAM, dated April 2006.

This Closure Plan considers eight areas as follows: Central, Cachi-Cachi, Éxito, El Paso, Ipillo, Chumpe, Yauricocha and Florida.

In 2012, pursuant to Peruvian regulations, the Mine Closure Plan was updated by Geoservice Ingeniería S.A.C. and approved in 2013.

Finally, in 2015 and in 2017 the time schedule of the Closure Plan has been modified in accordance with the mine’s life by its Closure Plan modification and second amendment respectively.

20.5	Post-Performance or Reclamations Bonds

On January 17, 2019, the bank (Santander) guarantee for the compliance of the Mine Closure Plan regarding Yauricocha Mine Unit Closure Plan Update (approved by Directorate Resolution N° 002-2016-MINEM-DGAAM) was renewed for US$13,693,757.

The Second Amendment of the Closure Plan (approved by Directorate Resolution N°063-2017-MEM-DGAAM, 02/28/2017) designates that the mining operator shall record the guarantee by varying annuities the first days of each year, so that the total amount required for final and post closure is recorded by January 2022 as shown in Table 20.2

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 215

Table 20-2: Closure Plan - Annual Calendar for Guarantee Payment

Year	Annual	Accumulated	Situation
2017		14,458,801	Constituted
2018	-411,510	14,047,291	to constitute
2019	-353,534	13,693,757	to constitute
2020	-274,787	13,418,970	to constitute
2021	-154,459	13,264,511	to constitute
2022	90,700	13,355,211	to constitute

20.6	Social and Community

SMCSA maintains a relationship with the communities of San Lorenzo de Alis, Huancachi, Tomas and Tinco, and have subscribed to various agreements with those communities. To some extent, SMCSA maintains a relationship with the Santo Domingo de Laraos community. The company assists with various projects but have not subscribed to any agreement as Santo Domingo de Laraos do no permit developing mining activities in their community. Main activities for 2018 are as follows:

Table 20-3: Community engagement activities

Community	Activities
San Lorenzo Alis	Reinforce productivity management in this community Prepare a development plan up to 2030 Promote cultural identity of community
Huancachi	Improvements of native potato production Promote cultural identity of community
Tomás	Improvements in genetics of Alpaca livestock Promote cultural identity of community
Tinco	Purchase of two vehicles for transport services to Yauricocha
Laraos	Strategic plan for touristic development in this area Improvements in genetics of Sheep livestock of Viscoyo farm

Source: 2018 Yauricocha Annual Report, page 72

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 216

20.6.1	Agreements

In compliance with its social responsibility policy, SMCSA has subscribed to various annual agreements with the surrounding communities including San Lorenzo de Alis, Huancachi, Tomas and Tinco. These commitments are intended to address the needs identified by these communities. The assistance primarily addresses sheep raising by introducing improved livestock. Additionally, activities are intended to improve irrigation infrastructure and local communication by implementing local bridges and some roads.

Table 20.3 summarizes the annual agreements per community (2013 to 2016). Most of these commitments have been fulfilled with respect to the Delivery Acts.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 217

Table 20-4: Annual Agreements per Communities 2013 - 2016 – Summary

Community	Agreements, Covenants and Letter	Obligations by Covenant / Agreement / Act / Letter	State of Projects
		Mining Company	Execution
2013
San Lorenzo de Alis	Covenant between San Lorenzo de Alis Community and Corona Mining Society. 2013	• Improvement of Chupurune irrigation system. Corona will pay for the costs demanded by the construction of this irrigation system and they will execute it.	Fulfilled

•   Installation of irrigation system by aspersion and pastures sowing in Chupurune.

•  Corona will deliver the materials required to repair the irrigation system by aspersion.

•   About earth movements.

•   Provide seeds and fertilizers to sowing 1 Ha of pastures.

Fulfilled
		• Construction of Piscigranja bridge. • Corona will hire skilled and unskilled labor.	Fulfilled

•   Construction of Lloclla and Cantuchaca bridges.

•   Corona will pay for the costs demanded by the construction of two bridges, one gate for both bridges and the improvement of the accesses to these bridges.

Fulfilled

•   Purchase of sheep reproducers and implement one livestock medical kit.

•  Corona formalizes this agreement through the addendum covenant 2013 (04/28/14).

•   Provide money to buy reproducers and medical kit.

Fulfilled
		• Support in health issue: perform 02 medical campaigns.	Fulfilled
		• Support in educational issue: provide school supplies to students of Initial and First Grade from Alis.	Fulfilled
Huancachi	Act of Meeting. Round Table. Huancachi Community and Corona Mining Society. 2013	• Provide of 112 middle bathrooms.	Fulfilled
		• Rubblering (filling) of the trail to the Huascacocha entrance.	Fulfilled
Tomas	Covenant between Tomas Community and Corona Mining Society. 2013

•   Improvement of the Basic Educational Institution of Tomas population – Providing of 80 calamines.

•  Provide clothes for teachers of Santisima Trinidad Educational Institution.

•   Support in health issue: perform 02 medical campaigns

Fulfilled
Fulfilled
Fulfilled
	Conformable Commitment Covenant 2013 - Complementary	• Genetic improvement of herd (livestock). • Improvement of irrigation system – Sinhua Farm. • Installation of improved pastures – Sinhua. • Protection of terrain of pastures – Sinhua.	Fulfilled
Fulfilled
Fulfilled
Fulfilled
Tinco	Complementary Covenant between Tinco Community and Corona Mining Society.	• Huaclacancha entanglement (Corona will provide materials required to entangling the terrain and will pay the 80% of the labor cost).	Fulfilled
		• Elaboration of Local Communal technical profile (Corona will support the study elaboration).	Fulfilled
Tinco	Commitment between Company and Community	• Provide construction materials for the fence	Fulfilled (1)

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 218

2014 – 2015 – 2016
San Lorenzo de Alis	Covenant between San Lorenzo de Alis Community and Corona Mining Society 2014	• Provide construction materials and personal for the Chacarure and Ananhuichan bridges	Fulfilled
	Covenant between San Lorenzo de Alis Community and Corona Mining Society 2015	• Acquisition of van 4x4 to provide transportation service. • Corona will pay the cost of the van.	Fulfilled
		• Elaboration of the Alis Communal Development Plan. • Corona will hire the Consultant to make this study.	Fulfilled
		• Support in health issue: perform 01 medical campaign.	Fulfilled
		• Support in educational issue: provide school supplies to students of Initial and First Grade.	Fulfilled
San Lorenzo de Alis	Covenant between San Lorenzo de Alis Community and Corona Mining Society 2016	• Strengthening of the productive activities which are currently being developed in San Lorenzo de Alis Community.	In Process
		• In health issue: perform 01 medical campaign.	Fulfilled (1)
		• In educational issue: provide school clothes to students of Basic and High School.	Fulfilled
		• Institutional strengthening: 03 training workshop in issues of community organization. • Citizen participation and Citizen oversight of participatory budgets.	In Process
Huancachi	Act of Meeting. Round Table. Huancachi Community and Corona Mining Society 2014 - 2015 - 2016	• Furniture for the Local Communal / Huancachi hotel (Corona is committed to get quotes for the Hotel furniture).	In Process (1)
		• Acquisition of van 4x4 to provide transportation service. Corona will pay the cost of the van.	Fulfilled (1)
		• Elaboration of the Communal Development Plan. Corona will hire a Consultant to make this study.	In Process
Tomas	Covenant between Tomas Community and Corona Mining Society 2014 - 2015	• Improvement of the infrastructure of the dairy processing establishment.	In Process
		• Elaboration of the Communal Development Plan. Corona will hire a Consultant to make this study.	In Process
		• Conservation of Natural Pastures Project.	In Process (1)
		• Attention in matters of Health: 01 Medical Campaign (Corona will support the campaign economically).	Fulfilled
		• Attention in matters of Education: Provide school packages to children of the initial and basic school.	Fulfilled
(1)	The evidence is attached to the documents of the year 2017. This information was delivered by SMCSA

Source: UP Yauricocha, RRCC/SMCSA/ OCTOBER 2017

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 219

Community Relations Annual Plans are elaborated, and each program budgeted. Table 20.5 shows the investment for 2016.

Table 20-5: 2016´s Community Relations Annual Plan Investment

2015 Community Relations Annual Plan	Amount Budgeted (US$)	Amount Spent (US$)
Education	12,611.01	19,458.62
Healthcare	3,404.38	11,730.17
Local sustainable development	145,056.24	140,139.56
Basic infrastructure	5,644.14	41,983.51
Institutional and capabilities empowerment	4,736.53	4,736.53
Culture promotion	2,072.23	5,369.68
Total	$173,524.53	$223,418.07

20.6.2	Assistance to Santo Domingo de Laraos Community

No agreements have been subscribed with the Santo Domingo Laraos community as their authorities and people do not give the social license to perform mining activities in Ipillo and other points of interest to SMCSA. Nevertheless, SMCSA has supported various small projects and support schools and other aspects of the community as indicated in Table 20.6

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 220

Table 20-6: Assistance to Santo Domingo de Laraos Community - Summary

Assistance	Status	Delivery Act
Renting a truck (0 km) they have acquired offering service to the mining unit	Fulfilled	Hire of truck August 26, 2014
Donation 01 melamine round table, a cabinet with decorative doors and 06 chairs	Fulfilled	Record of Delivery, June 26, 2014
Donation of 151 wooden poles 6 "x 2.5 M. L.	Fulfilled	Record of Delivery, April 21, 2015
Improving 2.5 km of roads to enable vehicle access from the Laguna Pumacocha to the Rock Paintings of Qilcasca	Fulfilled	Record of Delivery, April 2, 2015
Donation of S/. 3000 for the anniversary of the community	Fulfilled	Record of Delivery, August 31, 2015
Donation of 25 tracksuits for the magisterial community of the “avión” district	Fulfilled	Record of Delivery, July 6, 2015
Donation of the transport to deliver 50 recycled plastic cylinders for the construction of floating cages.	Fulfilled	Record of Delivery, June 29, 2015
Donation of 50 gallons of oil to the Municipal District of Laraos	Fulfilled	Record of Delivery, June 3, 2015
Donation of cleaning implements for Initial Educational Institution Laraos	Fulfilled	Record of Delivery, June 11, 2015
Donation of one truck of surplus wood for domestic use to the possessors of the “Success” area	Fulfilled	Record of Delivery, June 3, 2015
Donation of 50 gallons of oil to the Community of Laraos	Fulfilled	Record of Delivery, March 19, 2015
Donation of a computer, printer and computer accessories	Fulfilled	Record of Delivery, March 29, 2015
Donation of 51 tracksuits for the students of the primary school of Laraos	Fulfilled	Record of Delivery, June 14, 2015

Source: UP Yauricocha, RRCC/SMCSA/ JUNIO 2016

20.7	Mine Closure

This section has been prepared based on the Yauricocha Mine Unit Closure Plan Update´s Report N°1683-2013-MEM-AAM/MPC/RPP/ADB/LRM and the Second Amendment of the Closure Plan, approved by Directorate Resolution N°063-2017-MEM-DGAAM (02/08/2017) and Report N° 112-2017-MEM-DGAAM/DNAM/DGAM/ PC.

SMCSA is committed to perform progressive closure activities starting in 2016 and finishing in 2022, final closure in a span of two years and post-closure in five years 2025 to 2029 (this latter is the minimum period required to achieve physical, geochemical and hydrological stability of the area occupied by the mining unit as per Peruvian legislation).

The mine closure objective is to recover conditions similar to pre-mining conditions and/or uses compatible with the surrounding environmental conditions.

Specific objectives are:

•	Human health and safety. - Ensure public health and safety implementing measures to eliminate risks such as pollution caused by acid rock drainage or waste, that could be transported to populated areas by water or wind;

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 221

•	Physical stability. - Implement environmental and technical measures to maintain physical stability of the mining components in the short, medium and long term (including mine entrances, chimneys, waste rock dumps, tailings deposits, etc.) that must withstand seismic and hydrological extraordinary events;

•	Geochemical stability. - Implement measures to maintain chemical stability of the mining components in the short, medium and long term (including mine entrances, chimneys, waste rock dumps, tailings deposits, etc.) that must withstand ordinary and hydrological extraordinary hydrological events;

•	Land use. - Implement measures to enhance post-mining beneficial land use, restoring gradually soil fertility for agriculture, livestock, landscape and / or recreational use, considering the topographical conformation and integration into the landscape;

•	Water use. - Implement measures in the Production Unit Acumulación Yauricocha to prevent contamination of superficial and underground water, and focusing on restoring those water bodies, which have been potentially affected, by means of a strategic recovery for post-mining use.

20.8	Reclamation Measures During Operations and Project Closure

20.8.1	Reclamation Measures during Operations and Project Closure

The Second Amendment of the Closure Plan (2017) considers:

•	Incorporating new mining components that were approved by the Directorate Resolution N°242-2015-MEM-DGAAM and the Directorate Resolution N°486-2015-MEM-DGAAM;

•	Improving the closing activities of the Central, Amoeba and Maritza pits;

•	Improving the closure of the mine portal level 330 Victoria; and

•	Reprogramming the final closure of some components to progressive closure.

20.8.2	Temporary Closure

In case of a temporary closure (for a period less than three years), ordered or not by the competent authority, SMCSA will develop a detailed care and maintenance plan considering future operations and evaluating the social impacts associated with it.

The temporary closure considers:

•	Remove and save mobile equipment;

•	Demolition, salvage and disposal - not applicable during temporary closure;

•	Physical stability - maintain mine entrances, chimneys, tailing deposit, waste rock dumps, and infrastructure;

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 222

•	Geochemical stability - maintain tailings deposit and waste rock dumps sedimentation ponds to capture any drainage;

•	Hydrological stability - maintain canals and ditches in an operative state;

•	Landform - profiling the outer slope of the tailing deposit;

•	Social programs - mitigate impacts on local employment and local development implementing the following programs:

•	Communication, culture and participation program;

•	Environmental education and training program;

•	Health and responsible environmental management program; and

•	Citizenship: leadership, institutional strengthening and project transfers program.

It will be adopted the following preventive measures:

•	Communicate to DGAAM any temporary closure program (indicating the causes);

•	Final closure must be made if the closure needs to be prolonged over three years;

•	Designate responsibilities for the safety and cleanliness of the facilities;

•	Instruct the surrounding population on risk related to temporary closed facilities;

•	Seal all areas that are potentially dangerous to the environment and the population, placing signs and symbols that indicate their danger for containing materials that could affect the environment;

•	Perform facility inspections and establish a periodic schedule to perform the necessary maintenances (including wind erosion and sediment transport control, channels, ditches and sediment ponds), safety and environmental inspections, water quality monitoring and progressive reclamation monitoring;

•	Perform safety inspections to prevent risks associated to the physical stability of underground workings and surfaces exposed to weathering, such as tailings deposits slopes;

•	Implement measurements to prevent accidents (environmental or public) by:

•	implementing security berms;

•	blocking accesses to mine entrances; and

•	profiling slopes if needed.

20.8.3	Progressive Closure

Progressive closure is performed simultaneously during operation and considers the following:

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 223

•	Dismantling - All materials in disuse will be dismantled.

•	Demolition, salvage and disposal - Not applicable during progressive closure.

•	Physical stability:

•	Open pits in disuse - the Mascota, Juliana, Pawac and Poderosa pits will be partially filled with surrounding waste rock and pit slopes will be stabilized by benching and the Central, Amoeba and Maritza pits will be closed.

•	Mine entrances - four mine entrances will be closed by a masonry wall without drainage, and in one land forming using waste rock and a proper cover will be applied (Type 2, see geochemical stability).

•	Waste rock dumps:

–	Waste rock from the Mascota, Juliana and Triada dumps will be removed to the Central pit;

–	Waste rock from the Mariela dump will be removed to the Central pit and Mariela mine entrance;

–	Waste rock from the Pawac dump will be removed to the Pawac pit;

–	Waste rock from the Poderosa dump will be removed to the Poderosa pit; and

–	The passive Triada waste rock dump and the Cachi-Cachi waste rock dump will be stabilized and covered.

•	Geochemical stability - implementing covers considering the material to be covered (i.e. its mineralogy, net neutralization potential, presence of acid drainage, granulometry, topography and slopes) considering two types:

–	Type 1, to cover non-acid generating materials: 0.20 m of organic material, revegetated; and

–	Type 2 to cover acid generating materials: 0.20 m of organic material, overlaying a layer of 0.20 m draining material, overlaying a layer of 0.20 m clay material, overlaying a 0.20 m thick layer of limestone; and revegetated.

Hydrological stability - implementing collector channels considering two types:

–	Type 1 - trapezoidal masonry channel with base and height of 0.50 m and 0.50 m and slope of 1H: 2V (flow 0.45 m3/sec);

–	Type 2 - trapezoidal masonry channel with base and height of 0.60 m and 0.65 m and slope of 1H: 2V (flow 0.90 m3/sec);

•	Landform - consist of leveling, re-contouring and organic soil coverage;

•	Revegetation - planting native grasses such as Stipa ichu and Calamagrostis sp.;

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 224

•	Social programs - programs are designed year by year considering the following topics:

–	Education;

–	Healthcare;

–	Local sustainable development;

–	Basic infrastructure;

–	Institutional and capabilities empowerment; and

–	Culture promotions.

Table 20.7 lists components that have been closed as to October 2013 (as per report N°1683-2013-MEM-AAM/MPC/ RPP/ADB/LRM) and February 2017 (as per report N°112-2017-MEM-AAM/MPC/ RPP/ADB/LRM).

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 225

Table 20-7: Closed Components

Type	Component	Description
Juliana Open pit(1)
Mascota Open pit (1)
Pawac Open pit (1)
Poderosa Open pit (1)
Central Open pit T-1-MC-YA(2)
Amoeba Open pit T-1-MA-YA(2)
Maritza Open pit T-1-MM-YA(2)
Level 300 Mine entrance 247-49-NW(2)
Level 360 Mine entrance 4554-NW(2)
Level 360 Mine entrance 1523-SW(2)
Level 250 Mine entrance 1287-S (2)
Level 210 Mine entrance 4010-NW (1)
Victoria Level 330 B-12-MC-YA(1)
	Chimneys	Chimenea 215-5 – superficie(1)
Chimenea 301-6 – superficie(1)
Waste disposal	Waste rock dumps	Waste deposit Mascota(1)
Waste deposit Juliana(1)
Waste deposit Poderosa(1)
Waste deposit Triada(1)
Waste deposit Level 250(1)
Water treatment	Water treatment plant	Wastewater Treatment System Yauricocha(2)
Water treatment	Water treatment plant	Wastewater Treatment System Chumpe(2)
Quarry	Quarry	Quarry N° 1(1)
Quarry	Quarry	Quarry N° 2(2)

(1) Components declared in the Yauricocha Mine Unit Closure Plan Update´s report N°1683-2013-MEM-AAM/MPC/ RPP/ADB/LRM

(2) Components declared in the report N° 112-2017-MEM-DGAAM/DNAM/DGAM/ PC

Source: Yauricocha Mine Unit Closure Plan Update´s report N°1683-2013-MEM-AAM/MPC/ RPP/ADB/LRM and report N° 112-2017-MEM-DGAAM/DNAM/DGAM/ PC

20.8.4	Final Closure

For Final Closure, a final Updated Closure Plan must be presented detailing the closure specifications and process of public consultation. The following components must be closed according to the last approved closure plan and its amendment:

•	Eight mine entrances - 4 in Central, 1 in Cachi-Cachi and 3 Ipillo;

•	Twelve chimneys - 6 in Central, 5 in Cachi-Cachi and 1 in Ipillo;

•	One tailing deposit - in Central;

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 226

•	Two shafts - Central and Mascota;

•	Mineral processing plant - in Chumpe;

•	Eight Waste rock dumps - 3 in Central, 1 in Cachi-Cachi. 3 in Ipillo and 1 Chumpe;

•	Mine water treatment plant Chumpe (to treat 270 to 280 L/sec from the Klepetko tunnel);

•	Domestic waste water treatment plant Chumpe (150 m3);

•	Areas for material supply - 2 in Chumpe and 2 in Yauricocha;

•	Two tunnel portals - Klepetko and Yauricocha (note, the Yauricocha tunnel is dry);

•	One open pit - Cachi-Cachi pit;

•	Other infrastructure:

•	Central Area - warehouse, compressors, shaft, winch, maintenance shop, carpentry, offices, chemical laboratory, camps (Vista Alegre, Esperanza, Americano Hotel and workers houses among others), and a sanitary and industrial landfill;

•	Chumpe Area - Mineral processing plant, central warehouse, fuel stock, junkyard, camps (Chumpe and Huacuypacha), workers houses, employee’s houses, school, stadium and market; and

•	Ipillo Area - 2 concrete slabs and a trench and 1 cutting in Ipillo.

Final closure is achieved when upon completion of the following:

•	Dismantling - An inventory of all reusable equipment will be prepared and all materials in disuse will be dismantled;

•	Cleaning - All materials that have been in contact with dangerous substances will be completely decontaminated;

•	Transfer of property program (e.g., transfer of access roads);

•	Demolition, salvage and final disposal;

•	Physical stability:

•	Open pits - the Central and Cachi-Cachi pits will be partially filled with surrounding waste rock and pit slopes will be stabilized by benching;

•	Mine entrances - the mine entrances will be closed by four types of plugs:

–	Type II, with a masonry wall and drainage;

–	Type III, of reinforced concrete without drainage;

–	Type V, filled with non-acid generating waste rock without drainage, and an hermetic plug of massive concrete.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 227

•	Chimneys - Type I, of reinforced concrete;

•	Yauricocha´s tailings deposit - As to civil design for closing condition; and

•	Areas for material supply - will be developed utilizing stable slopes by benching.

•	Geochemical stability - implementing covers considering the material to be covered (i.e. its mineralogy, net neutralization potential, presence of acid drainage, granulometry, topography and slopes) considering two types:

•	Type 1 - to cover non-acid generating materials: 0.20 m of organic material; revegetated; and

•	Type 2 to cover acid generating materials: 0.20 m of organic material, overlaying a layer of 0.20 m draining material, overlaying a layer of 0.20 m clay material, overlaying a 0.20 m thick layer of limestone; and revegetated.

•	The Type 2 cover applies to the Yauricocha´s tailings deposit.

•	Hydrological stability - implementing collector channels considering five types:

•	Type 1 - trapezoidal masonry channel with base and height of 0.50 m and 0.50 m and slope of 1H: 2V (flow 0.45 m3/sec);

•	Type 2 - trapezoidal masonry channel with base and height of 0.60 m and 0.65 m and slope of 1H: 2V (flow 0.90 m3/sec);

•	Type 3 - trapezoidal masonry channel with base and height of 0.70 m and 0.75 m and slope of 1H:2V (flow 0.868 m3/sec); applies to the Yauricocha´s tailings deposit and San Antonio waste rock deposit;

•	Type 4 - trapezoidal masonry channel with base and height of 0.80 m and 0.80 m and slope of 1H: 2V (flow 1.661 m3/sec); applies to the Chumpe waste rock deposit; and

•	Type 7 - trapezoidal masonry channel with base and height of 0.90 m and 1.10 m and slope of 1H:2V (flow 3.047 m3/sec); applies to the Cachi-Cachi Pit waste rock deposit level 300.

•	Landform - consists of leveling, recontouring and organic soil coverage;

•	Revegetation - planting native grasses such as Stipa ichu and Calamagrostis sp;

•	Social programs - programs are designed year by year considering the following topics:

•	Environmental education and training program;

•	Promote local sustainable development; and

•	Promote institutional and capabilities empowerment.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 228

20.9	Closure Monitoring

Operational monitoring continues until final closure is achieved.

20.10	Post-Closure Monitoring

According to the Yauricocha Mine Unit Closure Plan Update´s Report N° 1683-2013-MEM-AAM/MPC/RPP/ADB/LRM all post closure monitoring activities shall be performed as follows:

•	Physical stability monitoring - Monitoring of possible displacements and settlements, cracks, slip surfaces control in mine entrances, open pits, tailings deposit, waste rock dumps, camps and auxiliary related installations by topographic landmarks control (fixed concrete bases and stainless plates). The established monitoring frequency for the first two years is bi-annual, and for the following three years annually.

•	Geochemical monitoring - Monitoring of tailings deposit, waste rock dumps, and open pits inspecting the cover´s surface for cracks and slip surfaces. The established monitoring frequency is bi-annual for the first two years and annually for the following three years;

•	Hydrological monitoring - Inspection of the hydraulic components of the tailings deposit, waste rock dumps, and open pits for (structural) fissures, settlements, collapsing and flow obstructions. The established monitoring frequency for the first two years is bi-annual, and for the following three years annually.

•	Water quality monitoring - In three monitoring stations (MA-1, MA-2, MA-3, [1]see footnote) for pH, electrical conductivity, total suspended solids, total dissolved solids, nitrates, alkalinity, acidity, hardness, total cyanide, cyanide wad, ammonium, sulfates, total metals (Al, As, Cd, Ca, Cu, Fe, Pb, Hg, Mo, Ni, Se and Zn), DBO5, DQO, dissolved oxygen. The established monitoring frequency for the first two years is quaternary, and for the following three years bi-annual. No groundwater quality monitoring has been contemplated.

•	Sediments monitoring - Data from three monitoring stations (MA-1, MA-2, MA-3, see footnote) is analyzed for: total metals (Al, As, Cd, Ca, Cu, Fe, Pb, Hg, Mo, Ni, Se and Zn), total cyanide. The data collected shall be compared with reference values for the National Oceanic and Atmospheric Administration of the USA. The established monitoring frequency for the first two years is bi-annual, and annual for the following three years.

•	Hydrobiological monitoring - In three monitoring stations (MA-1, MA-2, MA-3, see footnote 1) for: phytoplankton, zooplankton, bentos, macrophytas. The established monitoring frequency for the first two years is bi-annual, and annual for the following three years.

•	Biological monitoring - Vegetation control to verify the effectiveness of the plant cover systems evaluating the extent of engraftment of the species, the success of the revegetation systems and the need for complementary planting, seeding, fertilization and vegetation control. The

1        MA-1: Tingo river (UTM: N 424,650; E 8,642,250), MA-2: Milpoca Lake (UTM: N 423,975; E 8,634,588), MA-3: Rodiana creeck wetland (UTM: N 427,310; E 8,631,000).

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 229

established monitoring frequency for the first two years is bi-annual, and annual for the following three years.

•	Social monitoring - Monitoring to ensure the quality and accuracy of the information collected in the field, ensure the compliance with the goals and achievements of the objectives of the social activities and programs, and achieve its sustainability. The post closure social program monitoring is summarized in Table 20.8.

Table 20-8: Post Closure Social Program Monitoring

Code	Activities and Tasks	Goals	Resources	Indicators	Proofs	Instruments	Frequency
001 Training program to develop productive capacities	Selection of persons to participate in the program coordinating with the mining unit and with the beneficiaries, 5 workshops per year	50 people trained annually, 150 people in trained three years	A specialist in development of productive capacities, educational materials, mobility, travel expenses	Number of participants, number of workshops held, field visits	List of attendees, photographic panel, readings and manuals	Convocation of the population of the area of influence and coordination with the stakeholders	Bi-annual/ annual
002 Educational environmental monitoring program	1 workshop to sensitize the population in the area of influence. Training in social monitoring using teaching modules	10 people trained annually for three years, 1 representative for each community as social monitor, 1 monitoring committee	Didactic materials, flipcharts, markers, multimedia, etc. a specialist in environmental education	Number of people of the population of the area of influence Trained	List of workshop attendees and field visits, pictures, input and output proofs	Beneficiary population survey on perceptions	Bi-annual/ annual

Source: Yauricocha Mine Unit Closure Plan Update´s report N°1683-2013-MEM-AAM/MPC/ RPP/ADB/LRM and Yauricocha Mine Unit Second Amendment of the Closure Plan, approved by Directorate Resolution N°063-2017-MEM-DGAAM

20.11	Reclamation and Closure Cost Estimate

Table 20.9 and Table 20.10 summarize the results of the updated cost analysis.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 230

Table 20-9: Closure Plan - Results of the Updated Cost Analysis (US$)

Description	Progressive Closure	Final Closure	Post Closure	Total
Direct costs	3,850,845.1 0	6,899,444.29	728,720.69	11,479,010.08
General costs	385,084.50	689,944.43	72,872.07	1,147,901.00
Utility	308,067.60	551,955.54	58,297.66	918,320.80
Engineering	154,033.80	275,977.77	29,148.83	459,160.40
Supervision, auditing & administration	308,067.60	551,955.54	58,297.66	918,320.80
Contingency	154,033.80	275,977.77	29,148.83	459,160.40
Subtotal	5,160,132.43	9,245,255.35	976,485.72	15,381,873.50
VAT	928,823.84	1,664,145.96	175,767.43	2,768,737.23
Total Budget	6,088,956.27	10,909,401.31	1,152,253.15	18,150,610.73

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

Table 20-10: Closure Plan – Summary of Investment per Year (US$)

Year	Annual Investment	Totals	Closure Stage
2016	25,647.60	5,160,132.43	Progressive
2017	976,708.10
2018	941,514.60
2019	997,143.24
2020	1,184,381.80
2021	567,310.54
2022	467,425.51
2023	3,724,908.73	9,245,255.35	Final
2024	5,520,346.51
2025	278,995.92	976,485.72	Post
2026	278,995.92
2027	139,497.96
2028	139,497.96
2029	139,497.96
Total	15,381,873.50	15,381,873.50

Source: Report N° 2668384 with reference to Response of the Observation N° 2. Report N°004-2017-MEM-DGM-DTM-PCM

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 231

21	Capital and Operating Costs

This section outlines the Yauricocha Mine’s capital and operating costs. All costs presented in this section are in Q3 2019 US dollars, unless stated otherwise.

21.1	Capital Costs

Considering this LoM, the Project’s technical team prepared an estimate of capital required to sustain the mining and processing operations until the complete exploitation of the reserves. This capital estimate is broken down into the following main areas.

Sustaining Capital:

•	Mine Development;

•	Equipment Sustaining;

•	Concentrator Plant;

•	Tailings Dam;

•	Pumping System;

•	Mine Camp;

•	Ventilation;

•	Environmental: and

•	Other.

Project or Expansionary Capital:

•	Exploration:

•	Yauricocha Tunnel; and

•	Yauricocha Shaft.

Mine sustaining development is related to any lateral waste development that is capitalized such as ramp, level accesses and infrastructure excavations. Most of the production development costs are included in the mining operating cost, the part that will be capitalized and amortized against the production was estimated by Sierra Metals and reviewed by SRK. Table 21-1 presents the total estimate of development associated with the operation.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 232

Table 21-1: Projection of Development Metres

Area	Description	Type	2020	2021	2022	2023	2024	2025
Rosaura-Antacaca Sur	Raise	1.20X2.40	165	115	132	53	0	0
	Crosscut	3.00X3.00	894	1,059	531	160	0	0
	Crosscut	3.50X3.00	20	0	0	0	0	0
	Crosscut	3.50X3.50	466	470	412	0	0	0
	Refuge	1.50X2.10	40	0	0	0	0	0
	Raise borer	1.8	0	257	153	0	0	0
	Ramp	3.50X3.50	661	676	412	0	0	0
	Sublevel Access	3.00X3.00	1,113	1,191	985	280	0	0
	Sublevel Access	3.50X3.00	0	0	0	0	0	0
	Sublevel Access	3.50X3.50	867	737	1,470	0	0	0
Mascota Cuerpos Pequeños	Bypass	3.50X3.50	165	0	0	0	0	0
	Alimak raise	2.40X2.40	304	42	0	0	0	0
	Alimak raise	3.80X3.80	298	0	0	0	0	0
	Raise	1.20X2.40	58	61	0	0	0	0
	Raise	1.50X1.50	79	79	0	0	0	0
	Crosscut	1.50X2.10	0	0	0	0	0	0
	Crosscut	3.00X3.00	132	155	238	99	212	355
	Crosscut	3.50X3.00	86	0	0	0	0	0
	Crosscut	3.50X3.50	1,388	783	0	0	0	0
	Crosscut	4.00X4.00	160	186	0	0	0	0
	Crosscut	4.00X4.50	30	0	0	0	0	0
	Crosscut	5.00X3.50	0	131	0	0	0	0
	Crosscut	5.00X5.00	3	0	0	0	0	0
	Crosscut	5.50X3.50	0	0	0	0	0	0
	Refuge	1.20X2.10	10	0	0	0	0	0
	Refuge	1.50X2.10	78	45	0	0	0	0
	Refuge	2.10X2.10	7	0	0	0	0	0
Rosaura-Antacaca Sur	Raise	1.20X2.40	165	115	132	53	0	0
	Crosscut	3.00X3.00	894	1,059	531	160	0	0
	Crosscut	3.50X3.00	20	0	0	0	0	0
	Crosscut	3.50X3.50	466	470	412	0	0	0
	Refuge	1.50X2.10	40	0	0	0	0	0
	Raise borer	1.8	0	257	153	0	0	0
	Ramp	3.50X3.50	661	676	412	0	0	0
	Sublevel Access	3.00X3.00	1,113	1,191	985	280	0	0
	Sublevel Access	3.50X3.00	0	0	0	0	0	0
	Sublevel Access	3.50X3.50	867	737	1,470	0	0	0
Mascota Cuerpos Pequeños	Bypass	3.50X3.50	165	0	0	0	0	0
	Alimak raise	2.40X2.40	304	42	0	0	0	0
	Alimak raise	3.80X3.80	298	0	0	0	0	0
	Raise	1.20X2.40	58	61	0	0	0	0
	Raise	1.50X1.50	79	79	0	0	0	0
	Crosscut	1.50X2.10	0	0	0	0	0	0
	Crosscut	3.00X3.00	132	155	238	99	212	355
	Crosscut	3.50X3.00	86	0	0	0	0	0
	Crosscut	3.50X3.50	1,388	783	0	0	0	0
	Crosscut	4.00X4.00	160	186	0	0	0	0
	Crosscut	4.00X4.50	30	0	0	0	0	0
	Crosscut	5.00X3.50	0	131	0	0	0	0
	Crosscut	5.00X5.00	3	0	0	0	0	0
	Crosscut	5.50X3.50	0	0	0	0	0	0
	Refuge	1.20X2.10	10	0	0	0	0	0
	Refuge	1.50X2.10	78	45	0	0	0	0
	Refuge	2.10X2.10	7	0	0	0	0	0
Mascota Cuerpos Pequeños	Raise borer	1.8	104	173	47	0	0	0
	Raise borer	2.4	244	0	0	0	0	0
	Raise borer	3.1	0	0	0	0	0	0
	Ramp	3.50X3.00	1,359	1,119	94	0	0	0
	Ramp	3.50X3.50	78	0	0	0	0	0
	Ramp	4.00X4.00	441	0	0	0	0	0
	Sublevel Access	3.00X3.00	108	208	393	368	608	102
	Sublevel Access	3.50X3.00	228	0	0	0	0	0
	Sublevel Access	3.50X3.50	1,509	1,932	874	153	0	0
	Sublevel Access	4.00X4.00	60	0	0	0	0	0
			27,051	19,210	11,024	2,609	1,930	1,255

Source: Sierra Metals, 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 233

From this total development, Sierra Metals estimate that US$19.0 million will be capitalized. The average development cost is based on actual numbers for the Q3 2019. The average cost considered is US$1,222/m, which indicates that about 15,600 m of development will be capitalized from years 2019 to 2023, the average cost of development meter is supported by the numbers in Table 21.2.

Table 21-2: Development Cost

Type of Development	Meters	Percentage of Total	Cost (US$/m)
1.8	1,549	1.92%	1,290
2.4	940	1.17%	1,490
3.1	0	0.00%	1,690
1.20 X 2.10	56	0.07%	644
1.20 X 2.40	1,540	1.91%	852
1.50 X 1.50	235	0.29%	852
1.50 X 2.10	516	0.64%	805
2.00 X 2.10	1	0.00%	579
2.10 X 2.10	27	0.03%	579
2.10 X 3.00	11	0.01%	858
2.40 X 2.40	346	0.43%	1,600
3.00 X 3.00	21,638	26.85%	1,225
3.50 X 3.00	12,742	15.81%	1,429
3.50 X 3.50	32,416	40.23%	1,437
3.80 X 3.80	460	0.57%	1,800
4.00 X 3.00	10	0.01%	1,634
4.00 X 3.50	4,363	5.42%	1,906
4.00 X 4.00	1,416	1.76%	2,178
4.00 X 4.50	2,073	2.57%	2,450
5.00 X 3.50	131	0.16%	2,382
5.00 X 5.00	109	0.13%	3,403
Total	96,516	100.00%	n/a
Average	n/a	n/a	$1,430

Source: Sierra Metals, 2019

Equipment sustaining cost includes the capital to maintain and replace mine and plant equipment.

The sustaining capital includes the concentrator plant, water pumping systems, expansion of the tailings dam, mine camp, underground mine ventilation, and environmental.

The expansionary capital estimate also includes the installation of a completing the extension of the Yauricocha shaft to access deeper mineral reserves and the completion of the Yauricocha Tunnel to improve underground operations.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 234

As this is a currently operating/producing Project, SRK considered that the company already has the necessary working capital in place, estimated at around US$15.2 million, based on the assumptions disclosed above.

The yearly capital expenditure by area is summarized in Table 21.3.

Table 21-3: Capital Summary (US$000’s)

Description	Total (2019- 2023)	2019	2020	2021	2022	2023
Sustaining Capital	74,900	19,850	21,950	14,800	10,500	7,800
Mine Development	19,000	3,500	7,000	5,000	2,800	700
Equipment Sustaining	21,800	7,100	4,300	3,900	3,500	3,000
Concentrator Plant	4,200	1,600	800	700	600	500
Tailings Dam	5,100	1,600	1,900	1,600	-	-
Pumping System	700	700	-	-	-	-
Mine Camp	6,000	900	2,700	800	800	800
Ventilation	13,600	3,100	5,100	1,800	1,800	1,800
Environmental	500	350	150	-	-	-
Other	4,000	1,000	-	1,000	1,000	1,000
Expansionary Capital	40,400	9,200	11,900	10,400	6,800	2,100
Exploration	12,700	2,500	3,000	2,700	2,400	2,100
Yauricocha Tunnel	300	300	-	-	-	-
Yauricocha Shaft	27,400	6,400	8,900	7,700	4,400	-
Total Capital	115,300	29,050	33,850	25,200	17,300	9,900

Source: Sierra Metals, 2019

21.2	Operating Costs

The Mine’s operating costs were estimated based on 2018 actual costs provided by Sierra Metals with the costs broken down into three main areas:

•	Mining

•	Processing

•	G&A

Table 21.4 and Table 21.5 show a summary of total operating costs and unit operating costs

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 235

Table 21-4: Operating Cost Summary (US$000,000s)

Area	Total	2019	2020	2021	2022	2023	2024	2025	2026
Mine	390	63	66	69	66	53	42	27	3
Plant	77	12	13	14	13	11	8	5	1
G&A	84	13	14	14	13	11	10	78	11
Total	$551	$89	$93	$97	$92	$75	$60	$40	$5

Source: Sierra Metals, 2019

Table 21-5: Unit Operating Cost Summary (US$/t)

Area	Average	2019	2020	2021	2022	2023	2024	2025	2026
Mine	50.89	57.21	54.73	53.54	54.97	54.79	50.91	45.47	35.54
Plant	10.05	11.09	10.84	10.6	10.89	10.85	10.08	9.01	7.04
G&A	11.77	12.2	11.47	10.63	10.94	11.14	11.95	12.96	12.83
Total	$72.71	$80.50	$77.04	$74.77	$76.80	$76.79	$72.94	$67.43	$55.41

Source: Sierra Metals, 2019

The mining cost is based on five major cost components. Table 21.6 presents each mining cost component and associated cost per tonne.

Table 21-6: Mining Cost Detail (US$/t)

Type	2019	2020	2021	2022	2023	2024	2025	2026
Labor	11.16	10.47	10.24	10.52	10.48	9.74	8.7	6.8
Consumables	18.21	16.58	16.22	16.65	16.6	15.42	13.77	10.77
Services	25.98	26.21	25.64	21.52	21.44	19.53	16.93	12.17
Cost Increment	0	0	0	4.8	4.8	4.85	4.85	4.85
Other	1.86	1.47	1.44	1.48	1.47	1.37	1.22	0.95
Total	57.21	54.73	53.54	54.97	54.79	50.91	45.47	35.54

Source: Sierra Metals, 2019

The detail of the mining cost presented above is based on 2019 costs incurred at the mine. All cost projections prepared for this study are based on current and constant exchange rates and prices for labor, materials and consumables. It is expected that from 2022 and on, mining operations will concentrate on the lower part of the reserves and this will result in an incremental cost increase of approximately US$4.80/t attributed to longer hauling distances, higher pumping and related infrastructure costs. This increase will be offset by a reduction in operational development, as evidenced by the development detail presented in Table 21-1.

Processing costs and G&A costs were estimated based on 2019 costs incurred at the mine, these are mostly kept constant with variations related to the ore production in each year.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 236

22	Economic Analysis

Under NI 43-101 rules, producing issuers may exclude the information required for Economic Analysis on properties currently in production if the technical report does not include a material expansion of current production. Sierra Metals is a producing issuer, and the Yauricocha Mine is currently in production. In addition, no material expansion of current production is planned. Sierra Metals has performed an economic analysis of the Yauricocha Mine’s life-of-mine plan using the estimates presented in this report and confirms that the outcome is positive cash flow that supports the statement of Mineral Reserves.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 237

23	Adjacent Properties

SRK is not aware of any adjacent properties to the Yauricocha mine as defined under NI 43-101.

24	Other Relevant Data

There is no other relevant information or explanation necessary to make the technical report understandable and not misleading.

25	Interpretation and Conclusions

25.1	Geology and Exploration

SRK is of the opinion that the exploration at Yauricocha is being conducted in a reasonable manner and is supported by an extensive history of discovery and development. Recent exploration success at Esperanza and Cuye will continue to develop in the near term and SRK notes that other areas near the current mining operation remain prospective for additional exploration, and that these will be prioritized based on the needs and objectives of the Yauricocha Mine. SRK also understands that recent geophysical surveys will be used to target additional prospective areas.

The understanding of the geology and mineralization at Yauricocha is based on a combination of geologic mapping, drilling, and development sampling that guides the ongoing mine design. SRK has reviewed the methods and procedures for these data collection methods and notes that they are generally reasonable and consistent with industry best practice. The validation and verification of data and information supporting the Mineral Resource estimation has historically been deficient, but strong efforts are being made to modernize and validate the historic information using current, aggressive QA/QC methods and more modern practices for drilling and sampling. SRK notes that the majority of the remaining resources in areas such as Mina Central and Cachi-Cachi are supported by more modern data validation and QA/QC, and that new areas like Esperanza feature extensive QA/QC and third-party analysis.

The current QA/QC program is aggressive and should be providing very high confidence in the quality of the analytical data. Unfortunately, the results from both ALS and the Chumpe laboratories continue to show significant failures which could be related to a number of factors that may be out of the control of the laboratory.

SRK is of the opinion that the current procedures and methods for the data collection and validation are reasonable and consistent with industry best practices, but that there are opportunities to improve this going forward. For example, the current management of the “database” is effectively maintained through a series of individual Excel files, which is not consistent with industry best practice. Modern best practices generally feature a unified database software with all the information compiled and stored in one place, with methods and procedures in place to verify the data and prevent tampering.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 238

25.2	Mineral Resource Estimate

The procedures and methods supporting the Mineral Resource estimation have been developed in conjunction with Minera Corona geological personnel, and the resource estimations presented herein have been conducted by independent consultants using supporting data generated by site personnel. In general, the geologic models are defined by the site geologists using manual and implicit 3D modeling techniques from drilling and development information. These models are used to constrain block models, which are flagged with bulk density, mine area, depletion, etc. Grade is estimated into these block models using both drill and channel samples and applying industry-standard estimation methodology. Mineral Resources estimated by the independent consultants are categorized in a manner consistent with industry best practice and are reported above reasonable unit value cut-offs.

SRK notes that the procedures used for estimating the Mineral Resources at the mine (i.e. Minera Corona) are in development and are far more advanced than previous years. SRK noted some unusual approaches with the sample selection criteria and search distances that yielded reasonable results but that could be refined. For example, the sample selection criteria were locally very restrictive and search distances very limited and could be improved through more detailed geostatistical analysis. Regardless, SRK’s review and validation of the Minera Corona models found them to be reasonable approximations of the input data and supported by the mine’s excellent understanding of the geology.

SRK is of the opinion that the resource estimations are suitable for public reporting and are a fair representation of the in situ contained metal for the Yauricocha deposit.

25.3	Mineral Processing and Metallurgical Testing

SRK is the opinion that Yauricocha’s operations is reasonably well operated and shows flexibility to treat multiples ore sources. The metallurgical performance, i.e., metal recovery and concentrate grade have been consistent throughout the period evaluated allowing them to produce commercial quality copper concentrate, copper concentrate, and zinc concentrate.

The spare capacity in their oxide circuit is an opportunity to source material from third-party mines located in the vicinity. The presence of arsenic is being well managed by blending ores in order to control the arsenic’s concentration in final concentrates. Gold deportment seems an opportunity that Yauricocha may want to investigate, particularly by evaluating gravity concentration in the grinding stage, or alternatively in the final tails, or both.

25.4	Mineral Reserve Estimate

The procedures and methods supporting the Mineral Reserve estimations have been developed by Sierra Metals’ mine planning personnel. The reserve estimates presented herein have been conducted by Sierra Metals and have been reviewed and accepted by SRK using supporting data generated by the site.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 239

Each mining area was evaluated using reasonable mining block shapes based on the mining method applicable to the zone. Data and information supporting the mining recovery, mining dilution, metallurgical recoveries, operating costs and smelter terms are based on historic data including mine to mill reconciliation.

The procedures and methods supporting the Mineral Reserve estimations are reasonable and generally consistent with industry best practice. However, as indicated by SRK in Section 15, the mine’s reserve estimation process is not fully compliant with the very latest industry best practice guidelines (CIM, Nov 29, 2019) and therefore SRK has provided recommendations in Section 26 that, if implemented and followed, should enable the mine to be compliant.

Additionally, SRK’s understanding of the geotechnical and hydrogeological conditions leading to potential mudflows are based on current conditions which can change over time, location of mining and with depth. While SRK believes that the mitigation measures put in place are reasonable; the potential occurrence of a mud rush event is an ever-present risk, particularly when entering new mining areas. Dewatering practices need to be maintained, existing drawpoints monitored, and new areas investigated prior to being developed. It is entirely possible that mud rush events could have future impacts on the mine’s ability to successfully extract ore. With this context, and based on currently known conditions and mine practices, SRK is of the opinion that the reserve estimations are suitable for public reporting and are a fair representation of the mill feed tonnes, grade, and metal for the Yauricocha deposit.

25.5	Mining Methods

25.5.1	Mining

The Yauricocha Mine is a producing operation with a long production history. The majority of mining is executed through mechanized sub-level caving with a relatively small portion of the mining using overhand cut and fill. The mine uses well-established, proven mining methods and is anticipated to continue to maintain a 3,300 t/d (1.2 Mt/y) production rate into 2020. It is estimated that the reserves and infrastructure can support a small, organic increase in the production rate to 3,600 t/d (1.3 Mt/y) in Q4 2020 without requiring any capital expenditure for the mine or mill, and that this production rate will be achievable and sustainable for the LoM plan.

25.5.2	Geotechnical

A current industry standard is to have geotechnical databases within three-dimensional modelling software such as Leapfrog Geo. The Leapfrog Geo models provided to SRK for this technical report update did not contain geotechnical data and were largely only focussed on the zones of mineralization. From this observation, SRK is unclear whether the Yauricocha mine staff are updating and maintaining the geotechnical model that was prepared in conjunction with SRK in 2015. If they are not, SRK recommends that the mine resume updating and maintaining the geotechnical model.

The ground control management level plans reviewed present a rock mass quality regime that is consistent with the conceptual geotechnical rock mass model, as well as the description of the

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 240

domains and sub-domains from the 2015 technical report. The level plans and accompanying development profile and installation procedures are well developed and appropriate for operational application. The ground support designs were not reviewed in detail as part of this study, but an observation was made that the ground support type for good ground did not include any surface support. Unless there is a thorough and regimented check-scaling procedure ensured, industry standard is to have surface of mesh and/or shotcrete even in good ground.

SRK is of the opinion that the current understanding of subsidence and its effects is reasonable. The current understanding of in-situ and induced stress for the current mining areas is satisfactory, but for the deeper planned mining areas, site specific stress measurements and stress modelling are needed. The current understanding of the conditions leading to mudflow and the mitigation measures put in place are reasonable; however, the potential occurrence of a mud rush event is an ever-present risk, particularly when entering new mining areas. Dewatering practices need to be maintained, existing drawpoints monitored, and new areas investigated prior to being developed.

25.5.3	Hydrology

Current observations and analyses suggest that inflow to both the subsidence (caving) zone and the mine will increase as the mine expands. Mitigation and management efforts should continue to understand the distribution of water and value in efforts to control or reduce inflow. One risk are mud rushes, as described in Section 16.

Past efforts have been made to control or reduce inflows. A large amount of data is available that could be used to understand the source of water, but it is currently not compiled in a manner to allow this to be easily done.

In the past, drainage tunnels and exploratory test drill holes have been completed in efforts to control or reduce inflow to mining areas. Drain holes were completed in the 920 and 870 levels in Antacaca Sur, 920 level in Antacaca, 920 and 970 levels in Catas and 870 and 920 levels in Rosaura. All of these water management features were oriented into the granodiorite to intercept flow before reaching the subsidence zone. Some of drillholes were later cemented to reduce inflows into mining zones.

During drilling, inflows were observed to decrease on the 820 and 870 levels, and post drilling decreasing inflows were observed on the 920 level. Inflows in Antacaca Sur and Rosaura have been reduced over time, but inflows appear to be increasing in Catas and Esperanza.

In conclusion, the mine has in the past, or currently, been able to manage water sufficiently to allow mining to proceed. As the mine expands, water inflows should be expected to increase. Mitigation efforts should continue to be assessed and tested, but operational management plans should continue to assume that inflows and mud rush potential will increase until such a time that the effectiveness of mitigation efforts can be proven, or decisions are made to address water-related risks through other management plans.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 241

25.6	Recovery Methods

Yauricocha operates a conventional processing plant that has been subject to continuous improvements in recent years, including a crushing stage for the oxide circuit and installation of multiple flotation cells in the polymetallic circuit to improve recovery and deportment of metals.

25.7	Infrastructure

The infrastructure is well developed and functioning as would be expected for a mature operation. The tailings facility continues to develop and will require ongoing monitoring to assure the construction of the next lift is timely to support the operation. Ongoing monitoring of the stability of the embankment and operations practices is recommended to conform to industry best practices.

25.8	Environmental Studies and Permitting

SMCSA has all relevant permits required for the current mining and metallurgical operations to support a capacity of 3,300 t/d. SMCSA also has a Community Relations Plan including annual assessment, records, minutes, contracts and agreements.

SMCSA applied to SENACE to start the evaluation process of the “Environmental Impact Study of the Metallurgical Mining Components Update Project” (Geoservice Ambiental S.A.C., 2017) within the framework of the Supreme Decree N° 016-1993-EM, as this study was initiated before the enforcement of the D.S N° 040-2014-EM and in application of an exceptional procedure established by it. The EIA was obtained on February 11, 2019.

25.9	Capital and Operating Costs

Based on average mining/processing rate of 3,300 t/d, the Yauricocha reserves should support the project until the end of 2026. The yearly capital expenditure for each of the main areas is summarized in Table 25.1

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 242

Table 25-1: Capital Summary (US$000’s)

Description	Total (2019-2023)	2019	2020	2021	2022	2023
Sustaining Capital	74,900	19,850	21,950	14,800	10,500	7,800
Mine Development	19,000	3,500	7,000	5,000	2,800	700
Equipment Sustaining	21,800	7,100	4,300	3,900	3,500	3,000
Concentrator Plant	4,200	1,600	800	700	600	500
Tailings Dam	5,100	1,600	1,900	1,600	-	-
Pumping System	700	700	-	-	-	-
Mine Camp	6,000	900	2,700	800	800	800
Ventilation	13,600	3,100	5,100	1,800	1,800	1,800
Environmental	500	350	150	-	-	-
Other	4,000	1,000	-	1,000	1,000	1,000
Expansionary Capital	40,400	9,200	11,900	10,400	6,800	2,100
Exploration	12,700	2,500	3,000	2,700	2,400	2,100
Yauricocha Tunnel	300	300	-	-	-	-
Yauricocha Shaft	27,400	6,400	8,900	7,700	4,400	-
Total Capital	115,300	29,050	33,850	25,200	17,300	9,900
Source: Sierra Metals, 2019

The Project’s operating costs were estimated using a first principles approach and are based on current site-specific data. Table 25.2 and Table 25.3 present the summary of total operating costs and the summary of unit operating costs.

Table 25-2: Operating Cost Summary (US$000’s)

Area	Total	2019	2020	2021	2022	2023	2024	2025	2026
Mine	389,938	62,929	66,386	69,384	66,046	53,169	41,818	27,228	2,977
Plant	77,014	12,248	13,148	13,742	13,081	10,530	8,282	5,393	590
G&A	83,784	13,475	13,915	13,780	13,149	10,814	9,816	7,759	1,075
Total	$550,737	$88,653	$93,449	$96,906	$92,277	$74,513	$59,917	$40,380	$4,642

Source: Sierra Metals, 2019

Table 25-3: Unit Operating Cost Summary (US$/t)

Area	Average	2019	2020	2021	2022	2023	2024	2025	2026
Mine	50.89	57.21	54.73	53.54	54.97	54.79	50.91	45.47	35.54
Plant	10.05	11.09	10.84	10.6	10.89	10.85	10.08	9.01	7.04
G&A	11.77	12.2	11.47	10.63	10.94	11.14	11.95	12.96	12.83
Total	$72.71	$80.50	$77.04	$74.77	$76.80	$76.79	$72.94	$67.43	$55.41

Source: Sierra Metals, 2019

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 243

25.10	Economic Analysis

Under NI 43-101 rules, producing issuers may exclude the information required for Economic Analysis on properties currently in production if the technical report does not include a material expansion of current production. Sierra Metals is a producing issuer, and the Yauricocha Mine is currently in production. In addition, no material expansion of current production is planned. Sierra Metals has performed an economic analysis of the Yauricocha Mine’s life-of-mine plan using the estimates presented in this report and confirms that the outcome is positive cash flow that supports the statement of Mineral Reserves.

25.11	Foreseeable Impacts of Risks

Environment, Social and Permitting

Future expansions or modifications could be delayed due to permitting regulations and the requirement for evaluating environmental and social impact assessments with respect to environmental protection and management regulation for operating, profit, general labor and mining storage activities (Supreme Decree N° 040-2014-EM, 11/12/2014).

Other

SRK is unaware of any other significant factors and risks that may affect access, title, or the right or ability to perform the exploration work recommended for the Project.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 244

26	Recommendations

26.1	Recommended Work Programs

SRK notes that the Yauricocha Mine is currently in operation and has an extensive and robust history of production. Thus, the recommendations that follow are aimed at improving operational performance and grade per tonne reconciliation.

26.1.1	Geology and Mineral Resource Estimation

SRK has the following recommendations for the geology and Mineral Resources at Yauricocha:

•	Construct and compile a single reliable secure drilling and sampling database for the entire mine area, which can be easily verified, audited, and shared internally.

–	This can be accomplished through commercially available SQL database management tools allowing for a clear chain of custody to be established for auditability purposes.

•	The generation of a litho-stratigraphic model is imperative to apply a reliable waste density for dilution purposes.

•	Regular density measurements should be taken from mineralized and waste zones to develop more reliable density regressions for all mineralization styles and zones.

•	Improve the geological implicit modelling capability with site focussed coaching of staff and develop a consistent workflow to prevent delays in the generation of the significant number of mineral resource estimates.

•	Exploration should continue in the Esperanza area, which is locally open along strike and at depth.

•	Long-term exploration should be focused on areas such as the possible intersection of the Yauricocha fault and the Cachi-Cachi structural trend, where recent geophysical data is currently being generated to assist in targeting.

•	Exploration should be supported by a reasonably detailed structural model for the area to aid in exploration targeting. At present, this model does not exist and should be generated by mine and exploration personnel.

•	Given the use of channel samples in the Mineral Resource estimations, SRK recommends ensuring that the channel samples are collected on a representative basis, and that they are collected across the entire exposed thickness of an orebody. In addition, they should be weighed for each sample to ensure that appropriate quantities of material are sampled from both the harder, more difficult material and the higher-grade, softer material.

•	Minera Corona should produce detailed internal documentation summarizing the procedures and methods similar to that described in this report.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 245

–	Of note, SRK strongly recommends developing internal standards and procedures for estimation and reporting of Mineral Resources. Although this is somewhat new for the mine personnel, SRK is of the opinion that sufficient talent and technology support exists to continue to develop this expertise.

•	Classification of certain areas should be reviewed to determine if opportunities exist to refine the scripted classification scheme, or that based on estimation pass (in the case of Minera Corona models) to a hybrid approach taking into account the confidence in the estimation and the reasonableness of the classification distribution.

•	The models estimated internally by the mine should endeavor to regularize certain estimation parameters (such as sample selection criteria) so that these do not vary significantly between metals.

26.1.2	Mineral Reserve Estimation and Mining Methods

SRK has the following recommendations for the Mineral Reserve estimation practices and mining methods at Yauricocha:

•	Effort be made to streamline and automate the mineral reserve estimation process to facilitate future mineral reserve estimates, reviews and audits.

•	The mine planning group needs to review the latest version of the MRMR Best Practice Guidelines published by CIM on November 29th, 2019 and work towards implementing the best practices related to the mineral reserve estimation process. In particular, the MSO runs to be used for mineral reserve estimation should be based on a block model with the grades of the inferred mineral resource set to zero so that the inferred mineral resources are treated as waste.

•	A separate MSO run based on the full block model including inferred mineral resources should be run for internal mine planning purposes.

•	A robust mineral reserve to mine to mill reconciliation process needs to be established in order to provide proper backup for the dilution and mining recovery assumptions.

•	It is a best practice to always perform a risk assessment as part of the reserve estimation process.

•	An appropriate data collection system needs to be implemented to collect the required data to establish the above reconciliation process in a usable format. This is fairly easy to do for cut and fill, but much harder to do for sub-level caving areas.

•	The Yauricocha Shaft project should be monitored closely in order to ensure timely access to reserves below 1070 level.

•	A consolidated 3D LoM design should be completed to improve communication of the LoM plan, infill drilling requirements, and general mine planning and execution.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 246

•	The Base Case LoM plan based on mineral reserves only that was generated for this update should be maintained and used by Yauricocha to provide the medium and short-term mine production forecasts.

•	The mine planning group should prepare one or more LoM plans which are more optimistic than the Base Case for use in strategic planning. Typically, the optimistic LoM plan includes inferred mineral resources designed to a conceptual level of detail and updated as the resource is moved to an Indicated or Measured category.

26.1.3	Geotechnical

SRK’s geotechnical recommendations are:

•	continue collecting geotechnical characterization data from mined drifts and exploration drillholes

•	maintain a central geotechnical database

•	develop and maintain geotechnical models, including structures and rock mass wireframes

•	conduct a program of stress measurement in the deeper planned mining areas

•	conduct numerical stress analyses of mining-induced stress effects on planned mining

•	continue a short-term to long-term dewatering programs with drainage systems

•	examine the current mine sequence and simulate the optimal mine sequence to reduce safety risks and the risk of sterilizing ore reserves due to unexpected ground problems

•	revisit the current ground control management plans to check that they are appropriate for the deeper mining areas

26.1.4	Infrastructure

Ongoing monitoring of the stability of the tailings storage facility embankment and operations practices is recommended to conform to industry best practices.

26.1.5	Recovery Methods

SRK would recommend that Yauricocha improve its control of plant operations by installing more instrumentation and an automation control system. Doing so would lead to more consistent plant operation, reduced electrical energy and reagent consumption, and ultimately initiate a continuous improvement of the plant’s unit operations and overall performance.

26.1.6	Environmental Studies and Permitting

Social and environment activities are of high importance in Peru right now, therefore SRK recommends that the company’s commitments and agreements be fulfilled in detail and in a timely manner. Reputation and legal risks can arise due to this issue. SRK also notes that a closure plan update must be submitted to authorities before February 2020.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 247

26.1.7	Economic Analysis and Costs

As explained in Section 22, no economic evaluation was performed as the Yauricocha Mine is an operating asset.

It is expected that the project will continue to develop new resources and more development will be required in later years, which would result in an increase in mining costs, instead of the decrease projected in the assessment. It is recommended that these higher mining costs be used when evaluating this asset.

Development cost estimates were mostly included in the mining operating costs. SRK recommends that development costs are prepared on a per meter basis combined with a schedule for operational meters of development. This method will ensure that all the development costs are accounted for and transparent.

26.2	Recommended Work Program Costs

Table 26.1 lists the estimated cost for the recommended work described in Section 26.

Table 26-1: Summary of Costs for Recommended Work

Category	Work	Units	Cost US$
Geology and Resources	Infill Exploration Drilling – Esperanza (1)	25,000 m	2,500,000
	Exploration Drilling - Yauricocha Expansion (1)	100,000 m	10,000,000
	Structural and Litho-stratigraphic model	1	150,000
	Training and Coaching	1	10,000
	QA/QC and Reanalysis	500	12,500
Reserve Estimation	Implementation of Reconciliation Data Collection	1	100,000
Geotechnical	Annual data and analysis review and data collection	NA	100,000
	Stress measurements	1	30,000

Source: SRK, 2019

(1)	Drilling costs assume US$100/m drilling costs.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 248

27	References

ACOMISA, 2015, Informe Técnico Sustentatorio (ITS): “Mejora Technológica del Sistema de treatamiento de Aguas Residuales Domésticas. 875 pgs. y 13 planos y el levantamiento de observaciones 19 pgs. y 6 planos y Anexos 42 pgs. (la carpeta del Anexo 2 Estudio Hidrologico estaba vacio).

ACOMISA, 2015, Segundo Informe Técnico Sustentatorio (ITS): “Mejora Technológica del Sistema de treatamiento de Aguas Residuales Domésticas. 79 pgs. y 9 planos y Anexos 187 (la carpeta de los capítulos 3, 7, 13 14 y 15 estaban vacios, así como sus anexos).

Bieniawski, Z.T., 1976, Rock mass classification in rock engineering. In Exploration for Rock

Centromin, 1997, Plan de Manejo Ambiental PAMA UDP Yauricocha, Dirección de Asuntos Ambientales. 192 pgs.

CIM, 2014, Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines, May 10, 2014.

Comunidad Campesina de Huancachi y Sociedad Minera Corona S.A., 04/15/2016, acta de instalación de fecha 05/28/16 y acta de entrega de camioneta del 06/17/16. 9 pgs.

Comunidad Campesina de Huancachi y Sociedad Minera Corona S.A., 7/3/2015, Acta de reunion mesa de dialogo. 4 pgs.

Comunidad Campesina de Laraos y Sociedad Minera Corona S.A., 03/29/2015, Contrato de prestación de servicios transporte de personal y acta de entrega (06/14/2016). 33 pgs.

Comunidad Campesina de San Lorenzo de Alis y Sociedad Minera Corona S.A., 03/04/2016 y acta de entrega de fecha 04/18/2016 y contrato de servicio de fecha 04/13/15, carta N° 049/RRCC/SMCSA/2014 y carta N° 011-2015-RRCC-SMCSA. 13 pgs

Comunidad Campesina de San Lorenzo de Alis y Sociedad Minera Corona S.A., 04/16/2014, y actas de entrega de fecha: 08/10/14, 12/31/14, 12/15/14, 07/03/14, 11/21/14, 09/30/14, 05/27/14 y 06/07/14, adenda al convenio (04/28/14), carta multilple N° 005/RRCC/SMCSA/2013, acta de entrega de fecha 04/04/14. 28 pgs.

Comunidad Campesina de San Lorenzo de Alis y Sociedad Minera Corona S.A., 04/21/2016 y contrato de servicio de fecha 02/01/16, Propuesta técnico-económico del Proyecto Fortalecimiento de las actividades economicoas de las familias de la organización comunal de San Lorenzo de Alis y acta de entrega de fecha de 06/14/16. 42 pgs.

Comunidad Campesina de San Lorenzo de Alis y Sociedad Minera Corona S.A., 09/19/2015, y actas de entrega de fecha 12/12/2015 (puente de concreto en Chacarune y puente metalico Ananhuichán)

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 249

Comunidad Campesina de Tinco y Sociedad Minera Corona S.A., 04/26/2014, Convenio Complementario y actas de entrega de fecha: 08/29/2014, 06/06/2014 y contrato de locación con el Arq. Antonio Lopez Bendezú 07/02/2014. 16 pgs.

Comunidad Campesina de Tomas y Sociedad Minera Corona S.A., 02/12/2016, contrato de obra de fecha 02/25/16, Cartas N° 051/RRCC/SMCSA/2015, N° 012-RRCC-SMCSA-2015. 34 pgs.

Comunidad Campesina de Tomas y Sociedad Minera Corona S.A., 03/01/2013, y actas de entrega de fecha: 05/10/13, 07/06/13, cartas multiples N° 005/RRCC/SMCSA/2013 y N° 003/ RRCC/SMCSA/2013. 9 pgs.

Comunidad Campesina de Tomas y Sociedad Minera Corona S.A., 05/05/2014, Convenio Complementario y actas de entrega de fecha: 06/16/2014, 07/11/2014, 09/17/2014, y 11/21/2014. 11 pgs.

Geoservice Ambiental SAC, 2015, Informe Técnico Sustentatorio para la Ampliacion de la Capacidad de la Planta de Beneficio Chumpe de 2500 TMD a 3000 TMD en la Unidad Acumulacion Yauricocha. 810 pp. 15 capitulos y 4 Anexos (las carpetas de los anexos 8, 9 10 y 11 estaban vacios).

Giletti, B.J. and Day, H.W., 1968, Potassium-argon ages of igneous intrusive rocks of Peru: Nature, v. 220, pp. 570-572

Gustavson, (2015). NI 43-101 Technical Report on the Yauricocha Mine, Yauyos Province, Peru, Prepared for Sierra Metals Inc., by Gustavson Associates, Donald E. Hulse, Thomas C. Matthews, and Deepak Malhotra, Lakewood, Colorado, USA, May 11, 2015, 195pp.

Hoek, E, Marinos, P and Benissi, M., 1998, Applicability of the Geological Strength Index (GSI) classification for very weak and sheared rock masses. Bulletin of Engineering Geology Environment.57, 151-160.

INGEMMET, 2012, Report from the Peru Institute of Geology, Mining, and Metallurgy (INGEMMET) dated June 20, 2012.

Lacy, W.C., 1949, Oxidation Processes and Formation of Oxide Ore at Yauricocha: Soc. Geol. Peru, v. 25th Anniversary Jubilar, pt. 2, fasc. 12, 15 pp.

MINEM, 2002, Approval of the modification of the implementation of the PAMA of the Yauricocha Production Unit by CENTROMIN, Directorial Resolution N° 159-2002-EM-DGAA. 13 pp. (original in Spanish)

MINEM, 2007, Approval of the implementation of the PAMA “Yauricocha" Administrative Economic Unit by SMC, Directorial resolution N° 031-2007-MINEM-DGM, Report N° 963-2006-MINEM-DGM-FMI-MA. 11 pp. (original in Spanish)

MINEM, 2009, Final Report of the Evaluation of the Mine Closure Plan at Feasibility Level of the Yauricocha Mining Unit presented by Sociedad Minera Corona S.A., Report N° 999-2009-MINEM-

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 250

AAM-CAH-MES-ABR, and Directorial resolution N° 258-2009-MINEM-AAM, 24 pp. (original in Spanish)

MINEM, 2011, Elimination of points of the monitoring program, presented by Sociedad Minera Corona S.A., Report N° 1057-2011-MEM-AAM/WAL/AD/KVS, and Directorial resolution N° 332-2011-MEM/AAM. 7 pp. (original in Spanish)

MINEM, 2011, Elimination of the efluent monitoring point 701, presented by Sociedad Minera Corona S.A., Report N° 010-2011-MEM-AAM/WAL/AD, and Directorial resolution N° 005-2011-MEM/AAM. 5 pp. (original in Spanish)

MINEM, 2013, Approval of the Yauricocha Mining Unit Mine Closure Plan Update, presented by SMC, Directorial resolution N° 495-2013-MINEM-AAM, Informe N° 1683-2013-MINEM-AAM-MPC-RPP-ADB-LRD. 54 pp (original in Spanish)

MINEM, 2014, Application for assessment of the modification of the Environmental Impact of Mining Unit Accumulation Yauricocha related to the relocation of the air quality monitoring point 704, presented by Sociedad Minera Corona S.A., Report N° 325-2014-MEM-DGAAM/DGAM/DNAM/SIAM, 6 pp. (original in Spanish)

MINEM, 2015a, Conformity of the second Supporting Technical Report (ITS) to the PAMA for "Technological improvement of the domestic waste water treatment system" Accumulacion Yauricocha Unit, presented by Sociedad Minera Corona S.A., Directorial resolution N° 486-2015-MINEM-DGAAM, Report N° 936-2015-MINEM-DGAAM-DNAM-DGAM-D. 19 pp. (original in Spanish)

MINEM, 2015b, Conformity of the Supporting Technical Report (ITS, Informe Técnico Sustentatorio) to the PAMA for "Expanding the capacity of the Processing Plant Chumpe of the Accumulated Yauricocha Unit from 2500 to 3000 TMD", presented by SMC, Directorial resolution N° 242-2015-MINEM-DGAAM, Report N° 503-2015-MINEM.DGAAM-DNAM-DGAM-D. 30 pp. (original in Spanish)

MINEM, 2015c, Authorization to build, implement equipment and operate as to the Chumpe Process Plant Extension Project 2500 to 3000 TMD of the "Yauricocha Chumpe" benefit concession, Sociedad Minera Corona S.A , Resolution N° 0460-2015-MINEM-DGM-MV, Report N° 326-2015-MINEM-DGM-DTM-PB (original in Spanish)

MINEM, 2016, Approval of the amendment of the Closure Plan of the Yauricocha Mining Unit, presented by Sociedad Minera Corona S.A., Directorial resolution N° 002-2016-MINEM-DGAAM, Report N° 021-2016-MINEM-DGAAM-DNAM-DGAM-PC. 13 pp. (original in Spanish)

PMJHR, 2013, Book of Mineral Certificates (Libro de Derechos Mineros Certificado de Vigencia). Prepared by Peru Ministry of Justice and Human Rights (Ministerio de Justicia y Derechos Humanos del Perú), dated September 23, 2013.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 251

SERNANP, 2015, Contribition to the Supporting Technical Report "Technological improvement of the domestic waste water treatment system" of the camps Chumpe and Esperanza of the Accumulacion Yauricocha Unit. Lettre N° 1360-2015-SERNANP-DGANP. 1 pp (original in Spanish)

SERNANP, 2015, Technical Opinion Report N° 501-2015-SERNANP-DGANP. 2 pp. (original in Spanish)

Sierra Metals, 2019, Multiple unpublished reports, tables, maps, and figures. Provided by Sierra Metals and their subsidiary Sociedad Minera Corona S.A.

Sociedad Minera Corona S.A., 01/15/16, Oficio al MINEM Carta Fianza No. 10314717-003 del 17/01/2012 con vencimiento 17/01/2016

Sociedad Minera Corona S.A., 07/07/16, Plan Anual de Relaciones Comunitarias – Periodo 2013, tabla resumen

Sociedad Minera Corona S.A., 07/07/16, Plan Anual de Relaciones Comunitarias – Periodo 2014, tabla resumen

Sociedad Minera Corona S.A., 07/07/16, Plan Anual de Relaciones Comunitarias – Periodo 2015, tabla resumen

Sociedad Minera Corona S.A., 2015, Reporte Público Sostenibilidad Ambiental Periodo 2014. 16 pgs.

SRK, 2015, Geotechnical Model (Version 1) – Yuricocha Mine, prepared for Sociedad Minera Corona S.A., December 10, 2015

SRK, 2015, Revisión de Subsidencia y Estabilidad de los Piques Mascota y Central Provincia Yauyos , Perú

SRK, 2017, NI 43-101 Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru

Thompson, D.S.R., 1960, The Yauricocha Sulphide Deposits, Central Peru: Unpublished PhD dissertation, Imperial College, London, 154 pp.

Tierra Group International, LTD, 2016, “Recrecimiento de la Presa de Relaves, Etapa 4 (Tailings Storage Facility) Infrome Final – CQA – TGI”, prepared for Sociedad Minera Corona S.A., Lima, Peru, Fegrero, 2016

Villaran, 2009, Land Use Contract between San Lorenzo de Alis and Minera Corona, S.A. (Transaccion Extrajudicial y Contrato de Usufructo que Celebran de una Parte la Comunidad Campesian San Lorenzo de Alis y de la Otra Parte Minera Corona, S.A.) Prepared by Ricardo Ortiz de Zevallos Villaran, Notary of Lima, dated November 16, 2007.

Wyllie, D.C & Mah Ch.W., 2004. Rock Slope Engineering, Civil and Mining 4th edition.

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 252

28	Glossary

The Mineral Resources and Mineral Reserves have been classified according to CIM (CIM, 2014). Accordingly, the Resources have been classified as Measured, Indicated or Inferred, the Reserves have been classified as Proven, and Probable based on the Measured and Indicated Resources as defined below.

28.1	Mineral Resources

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

28.2	Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 253

appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

28.3	Definition of Terms

The following general mining terms may be used in this report (Table 28.1).

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 254

Table 28-1: Definitions of Terms

Term	Definition
Assay	The chemical analysis of mineral samples to determine the metal content.
Capital Expenditure	All other expenditures not classified as operating costs.
Composite	Combining more than one sample result to give an average result over a larger distance.
Concentrate	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
Crushing	Initial process of reducing ore particle size to render it more amenable for further processing.
Cut-off Grade (CoG)	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.
Dilution	Waste, which is unavoidably mined with ore.
Dip	Angle of inclination of a geological feature/rock from the horizontal.
Fault	The surface of a fracture along which movement has occurred.
Footwall	The underlying side of an orebody or stope.
Gangue	Non-valuable components of the ore.
Grade	The measure of concentration of gold within mineralized rock.
Hangingwall	The overlying side of an orebody or slope.
Haulage	A horizontal underground excavation which is used to transport mined ore.
Hydrocyclone	A process whereby material is graded according to size by exploiting centrifugal forces of particulate materials.
Igneous	Primary crystalline rock formed by the solidification of magma.
Kriging	An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
Level	Horizontal tunnel the primary purpose is the transportation of personnel and materials.
Lithological	Geological description pertaining to different rock types.
LoM Plans	Life-of-Mine plans.
LRP	Long Range Plan.
Material Properties	Mine properties.
Milling	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral/Mining Lease	A lease area for which mineral rights are held.
Mining Assets	The Material Properties and Significant Exploration Properties.
Ongoing Capital	Capital estimates of a routine nature, which is necessary for sustaining operations.
Ore Reserve	See Mineral Reserve.
Pillar	Rock left behind to help support the excavations in an underground mine.
RoM	Run-of-Mine.
Sedimentary	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.
Shaft	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.
Sill	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.
Smelting	A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase.
Stope	Underground void created by mining.
Stratigraphy	The study of stratified rocks in terms of time and space.
Strike	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulfide	A sulfur bearing mineral.
Tailings	Finely ground waste rock from which valuable minerals or metals have been extracted.
Thickening	The process of concentrating solid particles in suspension.
Total Expenditure	All expenditures including those of an operating and capital nature.
Variogram	A statistical representation of the characteristics (usually grade).

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 255

28.4	Abbreviations

The following abbreviations may be used in this report.

Table 28-2: Abbreviations

Abbreviation	Unit or Term
%	percent
°	degree (degrees)
°C	degrees Centigrade
µm	micron or microns
A	ampere
A/m2	amperes per square meter
AA	atomic absorption
Ag	silver
ANA	National Water Authority
ANFO	ammonium nitrate fuel oil
Au	gold
AuEq	gold equivalent grade
BMWP	Biological Monitoring Working Party index
CCD	counter-current decantation
cfm	cubic feet per minute
CIL	carbon-in-leach
CIRA	Certificate of nonexistence of archaeological remains
cm	centimeter
cm2	square centimeter
cm3	cubic centimeter
CoG	cut-off grade
ConfC	confidence code
CR	Critical
CRec	core recovery
CSS	closed-side setting
CTW	calculated true width
DGAAM	General Directorate of Mining Environmental Affairs
dia.	diameter
DIGESA	General Directorate of Environmental Health
EC-RS	Solid waste traders’ company
EIS	Environmental Impact Statement
EMP	Environmental Management Plan
EN	Endangered
EPS-RS	Solid waste server company
EPT	EPT index (Ephemeroptera (mayflies)
FA	fire assay
ft	foot (feet)
ft2	square foot (feet)
ft3	cubic foot (feet)
g	gram
g/L	gram per liter
g/t	grams per tonne
gal	gallon
g-mol	gram-mole
gpm	gallons per minute
ha	hectares
HDPE	Height Density Polyethylene
hp	horsepower
HTW	horizontal true width
ICP	induced couple plasma
ID2	inverse-distance squared
ID3	inverse-distance cubed

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 256

Abbreviation	Unit or Term
IFC	International Finance Corporation
ILS	Intermediate Leach Solution
INGEMMET	Public Registry of Mining
ITS	Supporting Technical Report
IUCN	International Union for Conservation of Nature
kA	kiloamperes
kg	kilograms
km	kilometer
km2	square kilometer
koz	thousand troy ounce
kt	thousand tonnes
kt/d	thousand tonnes per day
kt/y	thousand tonnes per year
kV	kilovolt
kW	kilowatt
kWh	kilowatt-hour
kWh/t	kilowatt-hour per metric tonne
L	liter
L/sec, L/s	liters per second
L/sec/m	liters per second per meter
lb	pound
LHD	Long-Haul Dump truck
LLDDP	Linear Low Density Polyethylene Plastic
LOI	Loss On Ignition
LoM	Life-of-Mine
m	meter
m.y.	million years
m2	square meter
m3	cubic meter
MARN	Ministry of the Environment and Natural Resources
masl	meters above sea level
MDA	Mine Development Associates
mg/L	milligrams/liter
MINAGRI	Ministry of Agriculture
MINEM	Ministry of Energy and Mines
mm	millimeter
mm2	square millimeter
mm3	cubic millimeter
MME	Mine & Mill Engineering
Moz	million troy ounces
Mt	million tonnes
MTD	Detailed Technical Memorandum
MTW	measured true width
MW	million watts
NGO	non-governmental organization
NI 43-101	Canadian National Instrument 43-101
NPAG	Not potential acid generating
OEFA	Environmental Control Agency
OSC	Ontario Securities Commission
oz	troy ounce
PAG	Potential acid generating
PAMA	Environmental Adjustment and Management Plan
PLC	Programmable Logic Controller
PLS	Pregnant Leach Solution
PMF	probable maximum flood
ppb	parts per billion
ppm	parts per million
PTARD	Domestic wastewater treatment plant
QA/QC	Quality Assurance/Quality Control
RC	rotary circulation drilling
RoM	Run-of-Mine

January 2020

SRK Consulting
2US043.004 Sierra Metals Inc. Yauricocha Technical Report R&R	Page 257

Abbreviation	Unit or Term
RQD	Rock Quality Designation
SEC	U.S. Securities & Exchange Commission
sec	second
SENACE	National Service for Environmental Certification
SG	specific gravity
SMCSA	Sociedad Minera Corona S.A.
SPT	standard penetration testing
st	short ton (2,000 pounds)
SUNARP	National Public Registry
t	tonne (metric ton) (2,204.6 pounds)
t/d	tonnes per day
t/h	tonnes per hour
t/y	tonnes per year
TPH	Total Petroleum Hydrocarbons
TSF	tailings storage facility
TSP	total suspended particulates
V	volts
VFD	variable frequency drive
W	watt
XRD	x-ray diffraction
y	year

January 2020

Appendix A - Certificates of Qualified Persons

Appendix B –

Longitudinal Section Showing Yauricocha Life of Mine Plan

CORTE LONGITUDINAL DE LA MINA YAURICOCHA - INDICANDO LA SECUENCIA DEL
PLAN DE MINADO DURANTE EL PERIODO AGOSTO 2017 AL 2026
MINA CACHI CACHI
Nivel 720
Nivel 920
Nivel 1070
CUERPO ESPERANZA
CUERPO GALLITO
CUERPO JULIANA I
CUERPO JULIANA II
CUERPO MASCOTA
CUERPO CUYE
CUERPO CATAS
CUERPO ANTACACA
ROSAURA
ANTACACA SUR
CUERPO CUYE
LEYENDA EXPLOTACIÓN POR AÑOS
PIQUES Y EXTRACCIÓN
SOCIEDAD MINERA CORONA S.A.

Longitudinal Section Showing Yauricocha Life of Mine Plan